
10011083


D&B

Decide with Confidence

*To be the most trusted source of **commercial insight** so our customers can decide with confidence*

2009 Annual Report

Notice of 2010 Annual Meeting and Proxy Statement

About Dun & Bradstreet® (D&B)

Dun & Bradstreet (NYSE:DNB) is the world's leading source of commercial information and insight on businesses, enabling companies to Decide with Confidence® for 168 years. D&B's global commercial database contains more than 150 million business records. The database is enhanced by D&B's proprietary DUNSRight® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

D&B provides solution sets that meet a diverse set of customer needs globally. Customers use D&B Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; D&B Sales & Marketing Solutions™ to increase revenue from new and existing customers; and D&B Internet Solutions to convert prospects into clients faster by enabling business professionals to research companies, executives and industries. For more information, please visit www.dnb.com.

Financial Highlights

(in millions, except earnings per share amounts)	Years Ended December 31, 2009	2008	2007	2006	2005
Results of Operations[1,2]					
Core Revenue	$1,665.1	$1,678.6	$1,552.1	$1,433.0	$1,336.7
Operating Income	$ 490.6	$ 501.1	$ 451.5	$ 419.2	$ 395.7
Net Income Attributable to Dun & Bradstreet[3]	$ 288.7	$ 292.5	$ 271.9	$ 256.4	$ 243.3
Free Cash Flow	$ 296.2	$ 351.9	$ 304.5	$ 284.2	$ 283.8
Per Share Data[1,2]					
Basic Earnings Per Share of Common Stock[3]	$ 5.48	$ 5.34	$ 4.64	$ 4.03	$ 3.62
Diluted Earnings Per Share of Common Stock[3]	$ 5.42	$ 5.25	$ 4.54	$ 3.93	$ 3.49
Weighted Average Number of Shares Outstanding - Basic	52.3	54.4	58.3	63.2	66.8
Weighted Average Number of Shares Outstanding - Diluted	52.9	55.3	59.6	64.8	69.4

[1] *See "How We Manage Our Business" and "Results of Operations" of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the attached Form 10-K for the year ended December 31, 2009, for a discussion of why the Company uses non-GAAP financial measures.*

[2] *Results for the years ended December 31, 2008 and previous years have been adjusted to reflect the sale of our Italian real estate business and the classification of that business as discontinued operations.*

[3] *On a continuing operations basis*


D&B

Decide with Confidence

March 25, 2010

Dear Shareholder:

You are cordially invited to attend the 2010 Annual Meeting of Shareholders of The Dun & Bradstreet Corporation on Tuesday, May 4, 2010, at 8:00 a.m. at The Hilton Short Hills, 41 JFK Parkway, Short Hills, New Jersey.

The Notice of Annual Meeting and Proxy Statement accompanying this letter more fully describe the business to be acted upon at the meeting. Our Annual Report on Form 10-K for the year ended December 31, 2009 is also attached.

We are pleased to once again take advantage of the U.S. Securities and Exchange Commission rules that allow companies to electronically deliver proxy materials to their shareholders. We continue to believe that this e-proxy process allows us to provide our shareholders with the information they need while lowering printing and mailing costs, reducing the environmental impact of our annual meeting and more efficiently complying with our obligations under the securities laws. On or about March 25, 2010, we mailed to our beneficial shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2010 Proxy Statement and Annual Report and vote online. Registered shareholders will continue to receive a printed copy of the Proxy Statement and Annual Report by mail.

Whether or not you plan to attend the meeting, your vote is important. In addition to voting in person, shareholders of record may vote via a toll-free telephone number or over the Internet. Shareholders who received a paper copy of the Proxy Statement and Annual Report by mail may also vote by completing, signing and mailing the enclosed proxy card promptly in the return envelope provided. If your shares are held in the name of a bank, broker or other holder of record, check your proxy card to see which of these options is available to you.

Please note that this year the rules that guide how brokers may vote your stock have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. Please return your proxy card so your vote can be counted.

On behalf of our Board of Directors, thank you for your continued support of D&B.

Sincerely,

Steven W. Alesio
Chairman of the Board

Sara Mathew
President and Chief Executive Officer

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D&B

Decide with Confidence

Notice of 2010 Annual Meeting of Shareholders

The 2010 Annual Meeting of Shareholders of The Dun & Bradstreet Corporation will be held on Tuesday, May 4, 2010, at 8:00 a.m. at The Hilton Short Hills, 41 JFK Parkway, Short Hills, New Jersey. The purpose of the meeting is to:

1. Elect three Class I directors for a three-year term;
2. Ratify the appointment of our independent registered public accounting firm for 2010;
3. Consider, and vote upon, a shareholder proposal requesting that our Board take the steps necessary to change each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote to a simple majority vote; and
4. Transact such other business as may properly come before the meeting. We know of no other business to be brought before the meeting at this time.

Only shareholders of record at the close of business on March 8, 2010, will be entitled to vote at the meeting.

By Order of the Board of Directors,

Jeffrey S. Hurwitz
Senior Vice President, General Counsel and Corporate Secretary

Dated: March 25, 2010

YOUR VOTE IS IMPORTANT

To assure your representation at the annual meeting, you are requested to vote your shares as promptly as possible. In addition to voting in person, shareholders of record may vote via a toll-free telephone number or over the Internet as instructed in these materials. If you received the proxy statement by mail, you may also vote by completing, signing and mailing the enclosed proxy card promptly in the return envelope provided. Please note that if your shares are held by a broker, bank or other holder of record and you wish to vote at the meeting, you must obtain a legal proxy from that record holder.

Please note that this year the rules that guide how brokers may vote your stock have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. Please return your proxy card so your vote can be counted.

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TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

The Board of Directors of The Dun & Bradstreet Corporation is soliciting your proxy for use at the Annual Meeting of Shareholders to be held on May 4, 2010. On or about March 25, 2010, we mailed to our beneficial holders a Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy materials on the Internet, and we mailed to our registered shareholders a printed copy of the proxy materials. Our principal executive offices are located at 103 JFK Parkway, Short Hills, New Jersey 07078-2708, and our main telephone number is 973-921-5500. D&B is listed on the New York Stock Exchange, or NYSE, with the ticker symbol DNB.

Notice of Internet Availability of Proxy Materials

In accordance with the "notice and access" rule adopted by the U.S. Securities and Exchange Commission, or SEC, we are making the proxy materials available to all of our shareholders on the Internet and our beneficial holders will receive a "Notice of Internet Availability of Proxy Materials" containing instructions on how to access our proxy materials and how to vote on the Internet and by telephone. We are mailing to our registered shareholders a printed copy of our proxy materials. If you received a Notice of Internet Availability of Proxy Materials and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice.

Annual Meeting Admission

To attend the Annual Meeting, you will need an admission ticket or other evidence of stock ownership as of the record date. Only shareholders as of the record date will be entitled to attend the meeting.

Registered shareholders. If you are a registered shareholder and you plan to attend the Annual Meeting in person, please bring your admission ticket attached to the proxy card or other evidence of stock ownership as of the record date.

Beneficial holders. If your shares are held in the name of a bank, broker or other holder of record (in "street name") and you plan to attend the Annual Meeting in person, please bring your Notice of Internet Availability of Proxy Materials or other evidence of stock ownership as of the record date. You may also obtain an admission ticket in advance of the meeting by sending a written request, along with evidence of stock ownership as of the record date, such as a bank or brokerage account statement, to our Corporate Secretary at the address of our principal executive offices noted above. Please make such requests sufficiently in advance of the Annual Meeting so that we may be able to accommodate your request.

Who Can Vote

Only shareholders of record at the close of business on March 8, 2010 are eligible to vote at the meeting. As of the close of business on that date, there were 50,424,364 shares of our common stock outstanding.

How to Vote

In addition to voting in person at the meeting, shareholders of record can vote by proxy by calling a toll-free telephone number, by using the Internet or, for shareholders who received a printed copy of the proxy materials, by mailing a completed and signed proxy card. The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. Shareholders voting by telephone or the Internet should understand that there may be costs associated with voting in these manners, such as usage charges from telephone companies and Internet service providers, which must be borne by the shareholder.

A proxy that is signed and returned by a shareholder of record without specifications marked in the instruction boxes will be voted in accordance with the recommendations of the Board of Directors, as outlined in this proxy statement. If any other proposals are properly brought before the meeting and submitted to a vote, all proxies will be voted on those other proposals in accordance with the judgment of the persons voting the proxies.

Specific voting instructions are set forth below and can also be found on the Notice of Internet Availability of Proxy Materials and on the proxy card. If you received more than one Notice or proxy card, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions included in each Notice and proxy card to ensure that all of your shares are voted.

Registered Shareholders

Vote by Telephone. Registered shareholders can vote by calling toll-free at 800-690-6903. Voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

Vote on the Internet. Registered shareholders can vote on the Internet at the website *www.proxyvote.com.* As with telephone voting, you can confirm that your instructions have been properly recorded.

Vote by Mail. Registered shareholders can vote by mail by simply indicating your response on your proxy card, dating and signing it, and returning your proxy card in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card to The Dun & Bradstreet Corporation, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717.

Beneficial Holders

If your shares are held in street name, the Notice of Internet Availability of Proxy Materials mailed to you from the organization that is the record owner of your shares contains instructions on how to vote your shares. Beneficial holders that received a printed copy of the proxy materials may complete and mail the proxy card or may vote by telephone or over the Internet as instructed by that organization in the proxy card. For a beneficial holder to vote in person at the Annual Meeting, you must obtain a legal proxy from the record owner.

Revocation of Proxies

A shareholder of record can revoke a proxy at any time before the vote is taken at the Annual Meeting by sending written notice of the revocation to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708, by submitting another proxy that is properly signed and bears a later date, or by voting in person at the meeting. All properly executed proxies not revoked will be voted at the meeting in accordance with their instructions.

Voting Shares in the D&B Plans

If you are a current or former employee who currently holds D&B shares in your name in our Employee Stock Purchase Plan, or ESPP, and in the D&B Common Stock Fund of our 401(k) Plan or the Moody's Corporation Profit Participation Plan, referred to as the PPP, you are entitled to give voting instructions for the shares held in your account. If you receive a printed copy of the proxy materials by mail, you will receive only one proxy card for all of the D&B shares you hold in the ESPP, 401(k) Plan or PPP. Your proxy card will serve as a voting instruction card for the plans' trustees. However, most active employees who have shares in these plans will receive an e-mail containing instructions on how to access our proxy materials and how to vote such shares on the Internet.

For the 401(k) Plan or the PPP, if you do not vote your shares or specify your voting instructions on your proxy card, the plan's trustee will vote your shares in the same proportion as the shares for which voting instructions have been received from other participants of the 401(k) Plan and PPP, except as otherwise required by law. For the ESPP, the plan's trustee will only submit voting instructions for the shares for which voting instructions have been received. To allow sufficient time for voting by the trustees of the plans, your voting instructions must be received by the applicable trustee by April 30, 2010.

List of Shareholders

The names of registered shareholders of record entitled to vote at the Annual Meeting will be available for inspection at the Annual Meeting and, for ten days prior to the meeting, at the office of our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

Householding Information

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Proxy Statement and Annual Report, unless one or more of the shareholders at that address notifies us that they wish to continue receiving individual copies. We believe this procedure provides greater convenience to our shareholders and saves money by reducing our printing and mailing costs and fees.

If you and other shareholders of record with whom you share an address and last name currently receive multiple copies of our Proxy Statement and Annual Report and would like to participate in our householding program, please contact Broadridge by calling toll-free at 800-542-1061, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you participate in householding and wish to revoke your consent and receive separate copies of our Proxy Statement and Annual Report, please contact Broadridge as described above.

A number of brokerage firms have instituted householding. If you hold your shares in street name, please contact your bank, broker or other holder of record to request information about householding.

Proxy Solicitation

Our directors, officers and employees may solicit proxies on our behalf by communicating with shareholders personally or by telephone, facsimile, e-mail or mail. We have also retained the firm of Morrow & Co., LLC, 470 West Ave, Stamford, Connecticut 06902, to assist in the solicitation of proxies for a fee estimated at $6,500 plus expenses. We will pay all expenses related to such solicitations of proxies. D&B and Morrow & Co. will request banks and brokers to solicit proxies from their customers, where appropriate, and will reimburse them for reasonable out-of-pocket expenses.

Quorum and Voting Requirements

Our bylaws provide that a majority of the shares issued, outstanding and entitled to vote, whether present in person or represented by proxy, constitute a quorum at meetings of shareholders. Abstentions and broker "non-votes" are counted for purposes of establishing a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker has not received instructions from the beneficial owner and does not have discretionary voting power for that particular matter. Brokers are permitted by the NYSE to vote shares without instructions from beneficial owners on routine matters, which includes only Proposal No. 2 (ratification of the appointment of our independent registered public accounting firm for 2010) discussed below.

Please note that this year the rules that guide how brokers may vote your stock have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. Please return your proxy card so your vote can be counted.

Election of directors (Proposal No. 1) shall be determined by a majority of the voting power present in person or represented by proxy and entitled to vote on the matter. *For purposes of this proposal, a majority of the voting power present means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director.* Shares present by proxy for which the shareholder abstains from voting for such nominees will not be counted for or against such nominee's achievement of a majority. If a director is not elected, the director shall offer to tender his or her resignation to the Board. The Board Affairs Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board's decision.

Ratification of the appointment of the independent registered public accounting firm (Proposal No. 2) and approval of the proposal requesting that our Board take the steps necessary to change each voting requirement in the Company's charter and bylaws that calls for greater than simple majority vote to a simple majority vote (Proposal No. 3) shall each be determined by the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the meeting and entitled to vote on the applicable matter. Thus, shares present at the meeting that are not voted for the matter and shares present by proxy for which the shareholder abstains from voting on the matter, will not be counted towards each such matter's achievement of a majority.

Shareholder Account Maintenance

Our transfer agent is BNY Mellon Shareowner Services, or BNY Mellon. All communications concerning accounts of registered shareholders, including address changes, name changes, inquiries as to requirements to transfer shares of our common stock and similar issues, can be handled by contacting BNY Mellon using one of the following methods:

- toll-free at 866-283-6792 for U.S. and Canada holders (International holders dial 201-680-6578; hearing-impaired holders dial 800-231-5469);
- at BNY Mellon's website *www.bnymellon.com/shareowner/isd*; or
- by writing to BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, Pennsylvania 15252.

CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors consists of twelve members, all of whom are independent except for our Chairman of the Board, Steven W. Alesio, who served as Chief Executive Officer for all of 2009, and our President and Chief Executive Officer, Sara Mathew. The objective of our Board of Directors is to conduct our business activities so as to enhance shareholder value. Our Board of Directors believes that good corporate governance practices support successful business performance and thus the creation of shareholder value. To institutionalize the Board's view of governance, our Board has adopted Corporate Governance Principles. These principles, which were last reviewed in November 2009, cover Board composition and performance (*e.g.*, director independence, qualifications of directors, outside directorships and committee service, selection of director nominees, director orientation and continuing education), the relationship of the Board with senior management (*e.g.*, attendance of non-directors at Board meetings and Board access to senior leadership), Board meetings, Board committee review and management review.

The Board has four standing committees: the Audit Committee, the Board Affairs Committee, the Compensation & Benefits Committee and the Innovation & Technology Committee. Each Board committee has its own charter setting forth its purpose and responsibilities, including those required by the NYSE listing standards. Each of the committees and their charters are described in more detail below.

Our Corporate Governance Principles and the charters of our Audit Committee, Board Affairs Committee, Compensation & Benefits Committee and Innovation & Technology Committee are available in the Investors section of our website (*www.dnb.com*) and are also available in print, without charge, to any shareholder upon request to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

Leadership Structure of the Board. Our Board is currently led by our Chairman of the Board, Steven W. Alesio, who also served as our CEO in 2009. Upon Mr. Alesio's retirement in June 2010, Sara Mathew, who assumed the CEO role on January 1, 2010, will assume the additional role of Chairman. D&B's Board of Directors does not have a policy on whether the roles of Chairman of the Board and CEO should be separate; however, these positions have historically been held by the same person. The Board Affairs Committee of the Board of Directors annually evaluates governance trends and issues and reports its conclusions to the Board. Specifically, it evaluated the roles of Chairman and CEO in May 2009 and concluded that having a single Chairman and CEO is appropriate for our Company.

Our Board believes that its leadership structure is effective in providing independent oversight of management, including with respect to one of the Board's primary functions – enhancing shareholder value. The Chairman of the Board has neither a greater nor lesser vote on matters considered by the Board than any other director. All directors of our Company are bound by fiduciary obligations, imposed by law, to serve the best interests of our shareholders. Additionally, our Board believes that there are certain efficiencies inherent in having the CEO (who is the person responsible for the day-to-day operations and strategy of the Company) chair the Board of Directors, such as ensuring efficiency and clarity in decision making and that key business issues are brought to the Board's attention.

Our Board of Directors acknowledges that independent Board leadership is important. Accordingly, the Company's Corporate Governance Principles provide for an independent Presiding Director to be designated by the Board from time to time. The role of the Company's Presiding Director is to preside over the non-management executive sessions of the Board of Directors. The Presiding Director may also call a meeting of the non-management directors at any time. Michael R. Quinlan has served as our Presiding Director since October 2002. More information relating to Mr. Quinlan's role as Presiding Director can be found under the "Board Meetings" section of this proxy statement.

In addition, our Board and committee composition promotes independence and protects against too much power being placed with the Chairman and CEO. All of the Board committees are comprised entirely of independent directors as determined under criteria established by the NYSE and set forth in our Corporate Governance Principles. As a result of this structure, independent directors oversee such critical matters as the integrity of the Company's financial statements, the compensation of executive management (including the CEO), the direction of the Company's innovation and technology strategy, the selection and evaluation of directors and the development and implementation of the Company's corporate governance policies and structures. In addition, ten of the twelve members of our Board are independent under the foregoing standards. Our Board believes that its leadership structure enhances the Board's ability to provide insight and direction to management on important strategic initiatives and, at the same time, ensures that the appropriate level of independent oversight is applied to all Board decisions.

The Board's Role in Risk Oversight. The Board has delegated to the Audit Committee and the Innovation & Technology Committee certain matters related to enterprise risk management, including (1) in the case of the Audit Committee, reviewing with management and the auditors the Company's enterprise risk assessment process and risk categories, and (2) in the case of the Innovation & Technology Committee, reviewing with management the commercial risks of the Company's technology infrastructure and platforms, including marketplace and financial risk. In addition, as part of its annual process to identify and prioritize risks to the Company, management uses the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and segregates risks into four categories based on their nature and/or potential significance – strategic risk, financial risk, operational risk and compliance risk. Management reviews with the Audit Committee the risk assessment process, the various enterprise risks, the prioritization of the identified risks and its mitigation plans. In addition, the Leader of Internal Audit and Enterprise Risk Management reports both to the Chief Financial Officer as well as to the Chair of the Audit Committee. The Audit Committee reviews and discusses with the Leader of Internal Audit and Enterprise Risk Management the Company's internal system of audit and financial controls, internal audit plans, and the periodic report of audit activities. In addition, the Principal Accounting Officer discusses financial controls with the Audit Committee in his capacity as leader of our Sarbanes-Oxley controls. Finally, on a quarterly basis management reviews its progress on the testing and mitigation of any identified risks with the Audit Committee.

Independence of the Board and Committees

Our Corporate Governance Principles require that at least two-thirds of the Board meet the criteria for independence established by the NYSE and applicable laws. After considering all relevant facts and circumstances, our Board has determined that each of its members, except as noted above, Steven W. Alesio, our Chairman of the Board, and Sara Mathew, our President and CEO, is independent under the NYSE listing standards and applicable laws. Our Board has also determined that each member of the Audit Committee, the Board Affairs Committee, the Compensation & Benefits Committee and the Innovation & Technology Committee (while not technically required for the I&TC) is independent under the NYSE listing standards and applicable laws.

Pursuant to NYSE rules, a director is not independent if the director is, or has been within the last three years, an employee of the Company. In addition, for a director to be considered independent, the Board must affirmatively determine that the director has no material relationship with us (either directly or indirectly, such as a partner, shareholder or officer of an organization that has a relationship with us). Our Corporate Governance Principles set forth categorical standards to assist the Board in determining what constitutes a material relationship with us. Generally, under these categorical standards, the following relationships are deemed *not* to be material:

- the director is the beneficial owner of less than five percent of our outstanding equity interests;
- the director is an officer or other employee of an entity, or his or her immediate family member is an executive officer (as defined in Section 303A.02 of the NYSE listing standards) of an entity that, in either case, has received payments from us for property or services or has made payments to us for

property or services and the amount of such payments in each of the last three fiscal years is less than the greater of $1 million, or 2% of the entity's consolidated gross revenues (as such term is construed by the NYSE for purposes of Section 303A.02(b)(v));

- the director is a director or officer of an entity that is indebted to us, or to which we are indebted, and the total amount of indebtedness is less than 2% of the total consolidated assets of such entity as of the end of the previous fiscal year;
- the director, or any entity in which the director is an equity owner, director, officer or other employee, has obtained products or services from us on terms generally available to our customers for such products or services; or
- the director is an officer, trustee, director or is otherwise affiliated with a tax-exempt organization and we made, within the preceding three fiscal years, contributions in any fiscal year that were less than the greater of (i) $1 million, or (ii) 2% of the tax-exempt organization's consolidated gross revenues (as such term is construed by the NYSE for purposes of Section 303A.02(b)(v)), based upon the tax-exempt organization's latest publicly available information.

The Board retains the sole right to interpret and apply the foregoing standards in determining the materiality of any relationship. Also, in determining the independence of our directors, the Board considers the tenure of each director.

Board Meetings

Our Board held 10 meetings in 2009, with no director attending fewer than 75% of the aggregate number of meetings of the Board and of the Committees of the Board on which he or she served.

The Chairman of the Board drafts the agenda for each Board meeting and distributes it to the Board in advance of each meeting. Each Board member is encouraged to suggest items for inclusion on the agenda.

Information and data that are important to the Board's understanding of the business and of scheduled agenda items are distributed sufficiently in advance of each Board meeting to give the directors a reasonable opportunity for review. Generally, directors receive Board materials no fewer than three days in advance of a meeting.

Our non-management directors meet in regularly scheduled executive sessions without members of management. Michael R. Quinlan serves as Presiding Director. His responsibilities in this role include presiding over executive sessions of the Board. Mr. Quinlan also performs such other responsibilities as the Board may from time to time delegate to him to assist the Board in performing its responsibilities. In the event of Mr. Quinlan's absence from any executive session, the Chairman of the Board will designate a substitute Presiding Director. The non-management directors held five executive sessions of the Board in 2009.

Committees and Meetings

The table below provides the current membership information and number of meetings for each of the Audit Committee, Board Affairs Committee, Compensation & Benefits Committee and Innovation & Technology Committee. Effective August 5, 2009, our Board of Directors created the Innovation & Technology Committee and reconstituted the membership of each of its committees, except the Audit Committee.

Name	Innovation & Technology	Audit	Board Affairs	Compensation & Benefits
Austin A. Adams	X	X		
John W. Alden			X*	X
Christopher J. Coughlin (1)		X*		X
James N. Fernandez		X	X	
Jonathan J. Judge (2)	X			X
Victor A. Pelson		X		X
Sandra E. Peterson	X*		X	
Michael R. Quinlan			X	X*
Naomi O. Seligman	X	X		
Michael J. Winkler	X			X
Committee Meetings held in 2009	1	7	3	7

* Committee Chair

(1) Mr. Coughlin was appointed Chairman of our Audit Committee effective January 1, 2010.

(2) Mr. Judge was appointed to our Innovation & Technology Committee effective January 1, 2010.

The Audit Committee. Under the terms of its Charter, the Audit Committee's primary function is to appoint annually the independent registered public accounting firm and to assist the Board in the oversight of: (1) the integrity of our financial statements, (2) the independent registered public accounting firm's qualifications and independence, (3) the performance of our internal audit function and independent registered public accounting firm, and (4) our compliance with legal and regulatory requirements. The Report of the Audit Committee can be found under the "Audit Committee Information" section of this proxy statement.

Our Board has reviewed the qualifications and experience of each of the Audit Committee members and determined that all members of the Audit Committee are "financially literate" as defined by the NYSE listing standards.

Our Board has also determined that Christopher J. Coughlin and James N. Fernandez each qualify as an "audit committee financial expert" as that term has been defined by the rules of the SEC and have "accounting or related financial management expertise" within the meaning of NYSE listing standards.

The Board Affairs Committee. Under the terms of its Charter, the Board Affairs Committee's primary responsibilities include: (1) identifying individuals qualified to become Board members, (2) recommending candidates to fill Board vacancies and newly created director positions, (3) recommending whether incumbent directors should be nominated for reelection to the Board upon expiration of their terms, (4) developing and recommending to the Board a set of corporate governance principles applicable to the Board and our employees and (5) overseeing the evaluation of the Board.

In accordance with our Corporate Governance Principles and the Board Affairs Committee Charter, the Board Affairs Committee oversees the entire process of selection and nomination of Board nominees, including screening candidates for directorships in accordance with the Board-approved criteria described below. The Committee, with input from the Chairman of the Board, will identify individuals believed to be qualified to become Board members. The Committee solicits candidates from its current directors and, if deemed appropriate, retains for a fee, a third-party search firm to identify and help evaluate candidates. The Committee will recommend candidates to the Board to fill new or vacant positions based on such factors as it deems appropriate, including independence, professional experience, personal character, diversity, outside commitments (*e.g.*, service on other Boards) and particular areas of expertise—all within the context of the needs of the Board. The Committee does not use a formula for these factors, including diversity, but instead applies its judgment based on the needs of the Company.

The Board Affairs Committee will also consider nominees recommended by our shareholders. Any shareholder wishing to propose a nominee for consideration by the Board Affairs Committee may nominate persons for election to the Board of Directors if such shareholder complies with the notice procedures set forth in our bylaws and summarized under the "Shareholder Proposals for the 2011 Annual Meeting" section of this proxy statement. The Committee uses the same criteria described above to evaluate nominees recommended by our shareholders.

No individuals were proposed for nomination by any shareholders in connection with this proxy statement or the 2010 Annual Meeting of Shareholders.

The Compensation & Benefits Committee. Under the terms of its Charter, the primary function of the Compensation & Benefits Committee, or C&BC, is to discharge the Board's responsibilities relating to compensation of both our Chairman and our CEO and our other executive officers. Among other things, the C&BC: (1) evaluates the CEO's performance and reviews with the CEO the performance of other executive officers, (2) establishes and administers our policies, programs and procedures for compensating our executive officers, (3) has oversight responsibility for the administration of our employee benefits plans, and (4) oversees the evaluation of management. The C&BC may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee or, to the extent otherwise permitted by applicable plans (including employee benefits plans subject to ERISA), laws or regulations (including NYSE listing standards), to any other body, individual or management.

The C&BC has appointed the following committees comprised of employees of the Company to perform certain settlor, fiduciary and administrative responsibilities for our employee benefit plans:

- The Plan Benefits Committee, which severally with the C&BC has settlor powers with respect to employee benefit plans, except that the Plan Benefits Committee cannot take any action with respect to an employee benefit plan or create or terminate an employee benefit plan if it would result in an annual financial impact to the Company of greater than $1 million and the Plan Benefits Committee cannot take any action that is within the province of the Qualified Plan Investment Committee or the Plan Administration Committee;
- The Qualified Plan Investment Committee, which severally with the C&BC has certain fiduciary and administrative powers under the employee benefit plans with respect to the plans' investments and financial performance of the assets of the plans; and
- The Plan Administration Committee, which severally with the C&BC has fiduciary and administrative powers under the employee benefit plans to implement and maintain the administrative and claims procedures for the plans.

The C&BC may also delegate to our CEO the authority to make limited grants under our equity compensation plans to non-executive officers. A detailed description of our processes and procedures for the determination of compensation for our executive officers and directors, including the role of the C&BC, our independent compensation consultant and our Chairman and our CEO in determining or recommending the amount or form of compensation, is included in the "Compensation Discussion & Analysis" section of this proxy statement.

The C&BC has retained the services of an independent third-party compensation consultant, Hewitt Associates. The mandate to the consultant is to work for the C&BC in connection with its review of executive and director compensation practices, including the competitiveness of executive pay levels, executive incentive design issues, market trends in executive compensation, and technical considerations. The nature and scope of services rendered by Hewitt Associates on the C&BC's behalf is described below:

- Competitive market pay analyses for executive positions, including Total Compensation Measurement™ services, proxy data studies, Board of Director pay studies, dilution analyses, and market trends in executive and non-employee director compensation;
- Ongoing support with regard to the latest relevant regulatory, governance, technical, and/or financial considerations impacting executive compensation and benefit programs;
- Assistance with the redesign of executive compensation or benefit programs, as needed; and
- Preparation for and attendance at selected management, C&BC or Board meetings.

For 2009, fees for executive compensation consulting services totaled $283,945 and fees performed by Hewitt Associates for non-executive compensation consulting services totaled $1,986,118. The decision to engage Hewitt Associates in the performance of non-executive compensation consulting services was recommended and made by management; such consulting services covered work on behalf of the Company in the areas of retirement, pension trust, health and welfare, communications, and international compensation and benefits. As part of its annual update, during the year Hewitt Associates informed the C&BC of all the consulting services provided to the Company as well as the associated fees. In addition, the C&BC reviewed the steps taken by Hewitt Associates to ensure the independence of its executive compensation consulting services to the Company, including adherence to its code of conduct and measures to separate the operation of its executive compensation consulting practice from its other businesses. The C&BC did not direct Hewitt Associates to perform the above executive compensation consulting services in any particular manner or under any particular method. The C&BC evaluates the consultant periodically and has the final authority to hire and terminate the consultant.

On February 1, 2010, Hewitt Associates announced the partial spin-off of its executive compensation consulting business in North America. Under the agreement, a select number of Hewitt principals and consultants (including the Company's third-party executive compensation consultant) will be leaving Hewitt to form Meridian Compensation Partners LLC; Meridian will operate as an independent executive compensation consulting firm designed to meet the new governance standards.

The Innovation & Technology Committee. Under the terms of its Charter, the primary function of the Innovation & Technology Committee, or I&TC, is to review our approach to information technology and innovation, including: (1) reviewing the information technology platforms required to enable customer centric new innovation, cost effective organic growth and competitive advantage with respect to M&A opportunities, (2) reviewing the process and approach required to drive product innovation such as customer research, design and product development to enable customer success, (3) advising the innovation and technology senior management team as may be needed in connection with the Committee's duties and responsibilities outlined above and (4) assisting the Board of Directors in fulfilling its oversight responsibilities regarding the Company's information technology and innovation.

The I&TC may also delegate all or a portion of its duties and responsibilities to a subcommittee or, to the extent otherwise permitted by applicable laws or regulations, to any other body, individual or management.

Communications with the Board and Audit Committee

We have a process in place that permits shareholders and other interested persons to communicate with our Board of Directors through its Presiding Director, Michael R. Quinlan, and the Audit Committee through its Chair, Christopher J. Coughlin. To report complaints about our accounting, internal accounting controls or auditing matters, shareholders and other interested persons should write to the D&B Audit Committee Chair, care of our third party compliance vendor, at: Listen Up Reports, Post Office Box 274, Highland Park, Illinois 60035.

To report all other concerns to the non-management directors, shareholders and other interested persons should write to the Presiding Director of the D&B Board, care of Listen Up Reports at the address noted above. Communications that are not specifically addressed will be provided to the Presiding Director of our Board. Concerns can be reported anonymously by not including a name and/or contact information, or confidentially by marking the envelope containing the communication as "Confidential." Copies of all communications will be simultaneously provided to our compliance officer unless marked "Confidential." These instructions can also be found in the Corporate Governance information maintained in the Investors section of our website (*www.dnb.com*).

Attendance at Annual Meetings

We expect directors to be available to attend our Annual Meeting of Shareholders. All directors attended our 2009 Annual Meeting.

Service on Multiple Audit Committees

Our Corporate Governance Principles prohibit our Audit Committee members from serving as members of more than two other public company audit committees without the Board's approval. Any determination by the Board approving of service on more than two other public company audit committees will be disclosed in our annual proxy statement. No Audit Committee member currently serves on more than one other audit committee of a public company.

Transactions with Related Persons

There are no reportable transactions pursuant to this requirement.

Procedures for Approval of Related Persons Transactions

Our Board of Directors recognizes that related persons transactions present a heightened risk of conflicts of interest and therefore has adopted a written policy to be followed in connection with all related persons transactions involving D&B.

Under this policy, the Board has delegated to the Board Affairs Committee the responsibility for reviewing certain related persons transactions in excess of $120,000, in which the related person may have a direct or indirect interest. The Board has empowered our General Counsel to review all related persons transactions in excess of $120,000. Our General Counsel will refer to the Board Affairs Committee those transactions in which the related person may have a direct or indirect material interest. For purposes of this policy, a transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

In approving related persons transactions, the Board Affairs Committee shall determine whether each related persons transaction referred to the Committee was the product of fair dealing and whether it was fair to D&B.

Under this policy, we remind our directors and executive officers of their obligation to inform us of any related persons transaction and any proposed related persons transaction. In addition, we review our records and inquire of our directors and executive officers to identify any person who may be considered a related person. Using this information, we search our books and records for any related persons transactions that involved amounts, individually or in the aggregate, that exceeded $120,000.

Promoters and Control Persons

There are no reportable transactions pursuant to this requirement.

Compensation Committee Interlocks and Insider Participation

None of the members of our C&BC are, or have been, an employee or officer of D&B. During fiscal year 2009, no member of our C&BC had any relationship with D&B requiring disclosure under Item 404 of Regulation S-K, the SEC rule regarding disclosure of related person's transactions. During fiscal year 2009, none of our directors or executive officers served on the compensation committee or equivalent or board of directors of another entity whose executive officer(s) served as a director of D&B or a member of our C&BC.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers and employees (including our chief executive officer, chief financial officer and principal accounting officer) and have posted the Code of Conduct in the Investors section of our website (*www.dnb.com*). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K, if any, relating to amendments to or waivers from any provision of our Code of Conduct applicable to our chief executive officer, chief financial officer and principal accounting officer by posting this information on our website.

Our Code of Conduct is also available in print, without charge, to any shareholder upon request to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

COMPENSATION OF DIRECTORS

Overview of Non-employee Director Compensation

For 2009, our non-employee directors' total compensation program consisted of both cash and equity-based compensation awards as follows:

- Annual cash retainer of $50,000;
- Additional annual cash retainer to each committee chairperson of $15,000; and
- Annual equity grant of restricted stock units with a value of approximately $120,000 (based on the mean of the high and low trading prices of our common stock on the date of grant) which vest in full on the third anniversary of the date of grant and are payable in shares of our common stock upon vesting.

Cash compensation is paid in semi-annual installments on the first business day in March and July of each year. No separate fees are paid for attendance at Board or Committee meetings. The annual equity grant is made at the beginning of the year, typically early February, five business days after the release of the Company's year-end earnings statement.

In addition, non-employee directors may elect to defer all or a portion of their annual cash retainer and/or committee chairperson cash retainer into our non-employee directors' deferred compensation plan. Directors who defer their cash retainers into the D&B Common Stock Fund under our non-employee directors' deferred compensation plan receive a 10% premium payment credited to their account. This premium vests in three years provided that the director does not transfer the underlying deferred amounts out of the stock fund prior to vesting.

Upon joining the Board, each new non-employee director receives a one-time stock option grant with a grant value of approximately $35,000 (based on a modified Black-Scholes methodology). These stock options vest in full one year from the date of grant.

In 2009, exclusive of the 10% premium, the total compensation paid to each of our non-employee directors was approximately $170,000. Each non-employee director who served as a committee chairperson received an additional $15,000. In 2009, 65% to 71% of the total compensation for each director was paid in the form of equity (exclusive of the 10% premium). This ratio ensures that the interests of directors are aligned with those of our shareholders and underscores the Board's commitment that its non-employee directors have a significant stake in the success of D&B.

In 2009, the mix of equity in the non-employee directors' compensation (total value of approximately $120,000) was changed from 50% stock options and 50% restricted stock units to 100% restricted stock units after the C&BC had completed a review of market practice among our compensation comparison group.

Non-employee directors are also provided with the following benefits:

- Reimbursement for reasonable company-related travel;
- Director continuing education and other expenses;
- Travel accident insurance when traveling on company business;
- Personal liability insurance; and
- Participation in our charitable matching gift program of up to $4,000 per calendar year.

Only non-employee directors receive compensation for serving on the Board. Directors who are also employees receive no additional compensation for their service as directors.

External Benchmarking

The annual review of our non-employee directors' compensation program was conducted by our independent third-party compensation consultant, Hewitt Associates, retained by the C&BC. The review was completed to ensure that the non-employee directors' compensation program was competitive with current market practice and trends, was consistent with the principles of good governance, and was aligned with the interests of shareholders. As a result of our annual review and based on the C&BC's recommendation, the Board determined that, in 2010, no change would be made to the total compensation program for our non-employee directors.

Stock Ownership Guidelines

Non-employee directors are required to hold 50% of all shares and restricted stock units obtained through the non-employee director compensation program throughout their tenure as directors of D&B, including net shares acquired upon the exercise of stock options. These guidelines further align the interests of directors and shareholders.

The following table summarizes the compensation paid to our non-employee directors in 2009:

Non-employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2) (3)	All Other Compensation ($) (4) (5)	Total ($)
Austin A. Adams	50,000	119,927	5,250	175,177
John W. Alden	65,000	121,863	4,000	190,863
Christopher J. Coughlin	50,000	121,044	9,000	180,044
James N. Fernandez	50,000	119,927	9,000	178,927
Jonathan J. Judge	50,000	119,927	1,000	170,927
Victor A. Pelson	65,000	121,863	4,000	190,863
Sandra E. Peterson	56,073	125,620	8,000	189,693
Michael R. Quinlan	65,000	119,927	10,500	195,427
Naomi O. Seligman	50,000	132,627	0	182,627
Michael J. Winkler	50,000	119,927	9,000	178,927

(1) In addition to the $50,000 annual cash retainer, the following non-employee directors received fees for serving as Committee chairpersons: Mr. Alden—$15,000 (for serving as Chair of the Board Affairs Committee); Mr. Pelson—$15,000 (for serving as Chair of the Audit Committee); Ms. Peterson—$6,073 pro rata (for serving as Chair of the Innovation and Technology Committee as of August 5, 2009); and Mr. Quinlan—$15,000 (for serving as Chair of the C&BC).

(2) Amounts shown represent the aggregate grant date fair value. For more information on how we value stock-based awards for directors, which is similar to our valuation for our employees (including all assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal year ended December 31, 2009.

(3) During 2009, each non-employee director was granted 1,507 restricted stock units, or RSUs, on February 4, 2009. In addition, the following five non-employee directors received RSUs reflecting payment of a dividend equivalent in units on RSUs whose restrictions had lapsed:

Name	Date	Number of RSUs
John W. Alden	3/1/2009	10
	7/3/2009	15
Christopher J. Coughlin	7/3/2009	14
Victor A. Pelson	3/1/2009	10
	7/3/2009	15
Sandra E. Peterson	3/1/2009	10
	7/3/2009	15
	8/14/2009	50
Naomi O. Seligman	8/14/2009	169

The per share grant date fair value is equal to the mean of the high and low trading prices of D&B stock on the NYSE as of the date of grant. On February 4, 2009, the per share grant date fair value was $79.58. Therefore, excluding dividend equivalent units, the total full fair value for RSUs granted to each non-employee director in 2009 was approximately $120,000. These RSUs vest in full on the third anniversary of the date of grant or at the director's termination of service, whichever is earlier. Dividend equivalent units vest in full when the restrictions on the corresponding RSUs lapse. The timing of the RSU grants was consistent with our practice since 2003 to have annual grants of equity to directors reviewed by the C&BC and approved by the Board at the first meeting of the year and to set the grant date associated with equity as five business days after our annual earnings release.

(4) All non-employee directors, other than Messrs. Alden, Judge, and Pelson and Ms. Seligman, elected to defer all or a portion of their 2009 cash retainers into the D&B Common Stock Fund under our non-employee directors' deferred compensation plan. The directors received a 10% premium on such deferred amounts. The 10% premiums are credited as additional deferrals under the D&B Common Stock Fund and vest on the third anniversary of the deferral; provided that none of the related deferred amounts are removed from the fund prior to this time. For the non-employee directors who elected to defer amounts into the D&B Common Stock Fund, the 10% premium was: Mr. Adams—$1,250; Messrs. Coughlin, Fernandez and Winkler—$5,000 each; Ms. Peterson—$4,000 and Mr. Quinlan—$6,500.

(5) In addition, amounts shown for Messrs. Adams, Alden, Coughlin, Fernandez, Pelson, Quinlan, Winkler and Ms. Peterson include matching gifts of $4,000 each and, for Mr. Judge, $1000, made pursuant to the D&B Corporate Giving Program available to all of our employees and non-employee directors.

As of December 31, 2009, the aggregate number of stock awards (including units held in the D&B Common Stock Fund under our non-employee directors' deferred compensation plan, legacy deferred performance shares and legacy phantom stock) and stock options outstanding for each non-employee director was as follows:

Equity Awards Outstanding as of December 31, 2009

Non-employee Director	Stock Awards (#)	Option Awards (#)
Austin A. Adams	3,378	4,015
John W. Alden	2,817	9,752
Christopher J. Coughlin	7,065	11,325
James N. Fernandez	8,390	11,325
Jonathan J. Judge	1,558	1,650
Victor A. Pelson	5,764	20,787
Sandra E. Peterson	5,203	23,211
Michael R. Quinlan	27,430	34,839
Naomi O. Seligman	3,657	20,787
Michael J. Winkler	7,913	8,546

AUDIT COMMITTEE INFORMATION

Report of the Audit Committee

The Board of Directors has determined that each member of the Audit Committee is "independent" within the meaning of the SEC regulations and the NYSE listing standards. The Audit Committee selects our independent registered public accounting firm. Management has the primary responsibility for our financial reporting process, including our system of internal controls, and for the preparation of consolidated financial statements in compliance with generally accepted accounting principles, applicable laws and regulations. Our independent registered public accounting firm is responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board and expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States and the effectiveness of internal control over financial reporting. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures.

Management has represented to the Audit Committee that our financial statements were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accounting firm in the course of performing its oversight role.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor's Communication With Those Charged With Governance). In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from us and D&B's management. The Audit Committee also considered whether the independent registered public accounting firm's provision of non-audit services to us is compatible with the firm's independence.

The Audit Committee met regularly with the internal auditor and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC.

Audit Committee

Christopher J. Coughlin, *Chairman*
Austin A. Adams
James N. Fernandez
Victor A. Pelson
Naomi O. Seligman

February 18, 2010

Audit Committee Pre-approval Policy

The Audit Committee of the Board of Directors has adopted an Audit Committee Pre-approval Policy. In accordance with this policy, the independent registered public accounting firm may not provide certain prohibited services. In addition, the Audit Committee must pre-approve the engagement terms and fees, and any changes to those terms and fees, of all audit and non-audit services performed by PricewaterhouseCoopers LLP. All pre-approval requests submitted to the Audit Committee are required to be accompanied by backup documentation and a view from PricewaterhouseCoopers LLP and our chief financial officer that the services will not impair the independent registered public accounting firm's independence. The policy does not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee may delegate its authority to one or more of its members, subject to an overall annual limit. Pre-approvals by the delegated member or members must be reported to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The aggregate fees billed to us by PricewaterhouseCoopers LLP for the last two fiscal years are as follows:

	Fiscal Year Ended December 31,	
	2009	2008
	(In thousands)	
Audit Fees (1)	$4,570	$4,763
Audit Related Fees (2)	599	398
Tax Fees (3)	503	556
All Other Fees	—	—
Total Fees	$5,672	$5,717

(1) Consists primarily of professional fees for services provided in connection with the audit of our financial statements, review of our quarterly financial statements, the audit of the effectiveness of internal control over financial reporting with the objective of obtaining reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects, the attestation of management's report on the effectiveness of internal control over financial reporting, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

(2) Consists primarily of fees for audits of our employee benefit plans and services in connection with the review of certain compensation-related disclosures in our proxy statement and post merger and acquisition activity reviews.

(3) Consists primarily of foreign tax planning and assistance in the preparation and review of our foreign income tax returns.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The members of our Board of Directors are classified into three classes, one of which is elected at each Annual Meeting of Shareholders to hold office for a three-year term and until successors of such class are elected and have qualified.

Upon recommendation of the Board Affairs Committee, the Board of Directors has nominated John W. Alden, Christopher J. Coughlin and Sara Mathew for election as Class I Directors at the 2010 Annual Meeting for a three-year term expiring at the 2013 Annual Meeting of Shareholders. Victor A. Pelson, currently serving as a Class I Director, has reached the recommended retirement age established under D&B's Corporate Governance Principles and will be retiring from the Board in May 2010 immediately prior to our 2010 Annual Meeting. Mr. Pelson is not included as a nominee below for election at the 2010 Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF THE NOMINEES NAMED ABOVE AS DIRECTORS.

Nominees for Election as Directors with Terms Expiring at the 2013 Annual Meeting

John W. Alden
Retired Vice Chairman
United Parcel Service, Inc.

John W. Alden, age 68, has served as a director of D&B since December 2002, and is Chairman of the Board Affairs Committee and a member of the Compensation & Benefits Committee. Mr. Alden served with United Parcel Service, Inc. (UPS), the largest express package carrier in the world, for 35 years, serving on UPS's board of directors from 1988 to 2000. His most recent role was as Vice Chairman of the Board of UPS from 1996 until his retirement in 2000. Mr. Alden is also a director of the following public companies: Arkansas Best Corporation, Barnes Group, Inc. and Silgan Holdings, Inc. He has not served as a director of any other public company in the last five years.

In assessing Mr. Alden's skills and qualifications to serve on the D&B Board, our directors considered his extensive sales and marketing and general management experience, including strategic planning, gained during his 35 years at UPS, a complex and global company that serves, like D&B, small, medium and large U.S. and international businesses. Our Board also believes it benefits from Mr. Alden's experience gained during his lengthy tenure on the board of UPS and as a director of other public companies.

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
Tyco International Ltd.

Christopher J. Coughlin, age 58, has served as a director of D&B since December 2004, and is Chairman of the Audit Committee and a member of the Compensation & Benefits Committee. Mr. Coughlin has served as Executive Vice President and Chief Financial Officer of Tyco International Ltd., a global business with leading positions in residential and commercial security, fire protection and industrial products and services, since March 2005. Previously, he served at The Interpublic Group of Companies, Inc. as Executive Vice President and Chief Operating Officer from June 2003 to December 2004, as Chief Financial Officer from August 2003 to June 2004, and as a director from July 2003 to July 2004. Prior to that, Mr. Coughlin served as Executive Vice President and Chief Financial Officer of Pharmacia Corporation from 1998 to 2003, and prior to that Mr. Coughlin served as Executive Vice President and Chief Financial Officer of Nabisco Holdings. Mr. Coughlin is also a director of the following public company: Covidien Ltd. He has not served as a director of any other public company in the last five years.

In assessing Mr. Coughlin's skills and qualifications to serve on the D&B Board, our directors considered his significant financial expertise and general management experience gained from his executive officer/chief financial officer positions at four large public companies. This expertise and experience includes his understanding of operations, financial planning and controls, and evaluating and executing acquisition and divestiture transactions. The Board also values Mr. Coughlin's qualification as an "audit committee financial expert" as that term has been defined by the rules of the SEC and his "accounting or related financial management expertise" within the meaning of NYSE listing standards. Finally, the Board believes it benefits from Mr. Coughlin's experience serving on the board of another public company.

Sara Mathew
President and Chief Executive Officer
The Dun & Bradstreet Corporation

Ms. Mathew, age 54, has served as our Chief Executive Officer since January 2010 and as our President since March 2007, and was named to our board of directors in January 2008. She previously served as Chief Operating Officer from March 2007 to December 2009 and as Chief Financial Officer from August 2001 to February 2007 in addition to serving as President, D&B U.S. from September 2006 to February 2007, with additional leadership responsibility for strategy from January 2005 to February 2007. In addition, Ms. Mathew served as President, D&B International from January 2006 through September 2006. Before joining D&B, she served in various positions at Procter & Gamble, including Vice President of Finance for the ASEAN region from August 2000 to July 2001, Comptroller and Chief Financial Officer of the global baby care business unit from July 1998 to July 2000, and various other positions prior to that. Ms. Mathew is also a director of the following public company: Campbell Soup Company. She has not served as a director of any other public company in the last five years.

In assessing Ms. Mathew's skills and qualifications to serve on the D&B Board, our directors considered her financial expertise and management experience gained through the various strategic leadership roles she has held at D&B since 2005, described above. The Board also values her various responsibilities in international and domestic finance and investor relations during her 18-year tenure at Procter & Gamble. Finally, the Board believes it benefits from Ms. Mathew's experience gained as a director on the board of another U.S. public company that operates globally.

Directors with Terms Expiring at the 2011 Annual Meeting

Steven W. Alesio
Chairman of the Board
The Dun & Bradstreet Corporation

Steven W. Alesio, age 55, has served as our Chairman of the Board since May 30, 2005, and was named to our board of directors in May 2002. As previously announced by the Company, Mr. Alesio is expected to remain as Chairman of the Board through June 30, 2010, at which time he will retire from the Company and its Board of Directors. Mr. Alesio also served as Chief Executive Officer from January 2005 to December 2009, as Chief Operating Officer from May 2002 to December 2004, and as President from May 2002 to February 2007. He previously served as our Senior Vice President of Global Marketing, Strategy Implementation, E-Business Solutions™ and Asia-Pacific/Latin America from July 2001 to April 2002, with additional leadership responsibility for data and operations from February 2001 to April 2002, and as Senior Vice President of Marketing, Technology, Communications and Strategy Implementation from January 2001 to June 2001. Before joining D&B, Mr. Alesio was with the American Express Company for 19 years, most recently serving as President and General Manager of the Business Services Group and as a member of that company's Planning and Policy Committee, a position he held from January 1996 to December 2000. Mr. Alesio is also a director of the following public company: Genworth Financial, Inc. He has not served as a director of any other public company in the last five years.

In assessing Mr. Alesio's skills and qualifications to serve on the D&B Board, our directors considered the operations and management experience Mr. Alesio has gained through the various leadership roles he has held at D&B since 2001, described above. The Board also values Mr. Alesio's expertise in the areas of marketing, small business and financial products gained during his 19-year tenure with American Express.

Jonathan J. Judge
President and Chief Executive Officer
Paychex, Inc.

Jonathan J. Judge, age 56, has served as a director of D&B since December 2008, and is a member of the Compensation & Benefits Committee and Innovation & Technology Committee. Mr. Judge has served as President and Chief Executive Officer of Paychex, Inc., a national provider of payroll, human resource and benefits outsourcing solutions for small to medium-sized businesses, since October 2004. Prior to that, he served as President and Chief Executive Officer of Crystal Decisions, Inc., an information management software company, from October 2002 through December 2003. From 1976 to 2002, Mr. Judge worked for IBM Corporation in various sales, marketing and executive management positions, most recently as general manager of IBM's Personal Computing Division and member of IBM's Worldwide Management Committee. Mr. Judge is also a director of the following public companies: Paychex, Inc. and PMC-Sierra, Inc. He has not served as a director of any other public company in the last five years.

In assessing Mr. Judge's skills and qualifications to serve on the D&B Board, our directors considered Mr. Judge's experience as the President and CEO of Paychex, Inc., a U.S. public company, particularly his knowledge about serving small business customers, including with technology-based products. The Board also values the worldwide sales, marketing and management insight gained during his 26 years at IBM. Finally, our Board believes it benefits from Mr. Judge's experience serving on the boards of other public companies.

Naomi O. Seligman
Senior Partner
Ostriker von Simson, Inc.

Naomi O. Seligman, age 71, has served as a director of D&B since June 1999, and is a member of the Audit Committee and Innovation & Technology Committee. Ms. Seligman is a senior partner at Ostriker von Simson, Inc. and co-partner of the CIO Strategy Exchange, a private forum for discussion and research which facilitates a dialogue between the chief information officers of large multinational corporations, premier venture capitalists, and computer industry establishment chief executive officers. Previously, Ms. Seligman was a senior partner of the Research Board, Inc., which she co-founded in 1977 and led until June 1999. Ms. Seligman is also a director of the following public companies: Akamai Technologies, Inc. and Oracle Corporation. She previously served as a director of Sun Microsystems, Inc., a public company, from 2000 to 2007.

In assessing Ms. Seligman's skills and qualifications to serve on the D&B Board, our directors considered her strong understanding of technology-based organizations, which is particularly helpful to our Company given the importance of technology to our operations. The Board also values her expertise in the area of mergers and acquisitions as well as her insight gained from the relationships she maintains throughout the technology industry in her ongoing consulting work. Finally, the Board believes it benefits from Ms. Seligman's experience serving on the boards of other U.S. public companies that operate globally.

Michael J. Winkler
Retired Executive Vice President, Customer Solutions Group and Chief Marketing Officer
Hewlett-Packard Company

Michael J. Winkler, age 65, has served as a director of D&B since March 2005, and is a member of the Compensation & Benefits Committee and Innovation & Technology Committee. Mr. Winkler served at Hewlett-

Packard Company, a technology solutions provider to consumers, businesses and institutions globally, from May 2002 to July 2005, most recently as Executive Vice President and Chief Marketing Officer of Hewlett-Packard. Prior to that, Mr. Winkler was Executive Vice President for HP Worldwide Operations from May 2002 to November 2003, and served as Executive Vice President, Global Business Units for Compaq Computer Corporation from June 2000 to May 2002. He also served as Senior Vice President and General Manager of Compaq's Commercial Personal Computing Group from February 1998 to June 2000. Mr. Winkler does not currently serve on the board of any public company other than D&B. He previously served as a director of Banta Corporation, a public company, from July 1996 to January 2007.

In assessing Mr. Winkler's skills and qualifications to serve on the D&B Board, our directors considered the valuable insight relating to technology-based solutions which Mr. Winkler gained during his 35 years of experience in the information technology industry, including with Hewlett-Packard Company and Compaq Computer Corporation. Hewlett-Packard is, and Compaq was, a complex and global business that, like D&B, serves small, medium and large U.S. and international businesses. The Board also values his deep understanding of marketing strategy. Finally, the Board believes it benefits from Mr. Winkler's ten years of experience serving as a director of another U.S. public company.

Directors with Terms Expiring at the 2012 Annual Meeting

Austin A. Adams
Retired Executive Vice President and Corporate Chief Information Officer
JPMorgan Chase

Austin A. Adams, age 66, has served as a director of D&B since April 2007, and is a member of the Audit Committee and Innovation & Technology Committee. Mr. Adams served as Executive Vice President and Corporate Chief Information Officer of JPMorgan Chase from July 2004 (upon the merger of JPMorgan Chase and Bank One Corporation) until his retirement in October 2006. Prior to the merger, Mr. Adams served as Executive Vice President and Chief Information Officer of Bank One from 2001 to 2004. Prior to joining Bank One, he was Chief Information Officer at First Union Corporation (now Wells Fargo & Co.) from 1985 to 2001. Mr. Adams is also a director of the following public company: Spectra Energy, Inc. He has not served as a director of any other public company in the last five years.

In assessing Mr. Adams's skills and qualifications to serve on the D&B Board, our directors considered his experience in managing the technology operations of three of the U.S.'s largest banks and his expertise in effectively deploying technology to support a company's products and operations, which is particularly helpful to our Company given the importance of technology to our operations. Finally, our Board believes it benefits from Mr. Adams's experience serving on the Board of another U.S. public company.

James N. Fernandez
Executive Vice President and Chief Financial Officer
Tiffany & Co.

James N. Fernandez, age 54, has served as a director of D&B since December 2004, and is a member of the Audit Committee and Board Affairs Committee. Mr. Fernandez has served with Tiffany & Co., a specialty retailer, designer, manufacturer and distributor of fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories, since October 1983. He has held numerous positions with Tiffany & Co., including Senior Vice President and Chief Financial Officer from April 1989 until January 1998, when he was promoted to Executive Vice President and Chief Financial Officer with responsibility for accounting, treasury, investor relations, information technology, financial planning, business development and diamond operations, and overall responsibility for distribution, manufacturing, customer service and security. Mr. Fernandez does not serve, nor has he served in the last five years, on the board of any public company other than D&B.

In assessing Mr. Fernandez's skills and qualifications to serve on the D&B Board, our directors considered Mr. Fernandez's financial expertise (including investor relations oversight), brand management and operations experience (including information technology oversight) gained at Tiffany & Co. over the past 21 years, including in his role as the CFO for the past 20 years. The Board also values Mr. Fernandez's qualification as an "audit committee financial expert" as that term has been defined by the rules of the SEC and his "accounting or related financial management expertise" within the meaning of NYSE listing standards.

Sandra E. Peterson
Executive Vice President and President, Medical Care
Bayer HealthCare LLC

Sandra E. Peterson, age 51, has served as a director of D&B since September 2002, and is Chairman of the Innovation & Technology Committee and a member of the Board Affairs Committee. Ms. Peterson has served as Executive Vice President and President, Medical Care, Bayer HealthCare LLC, a researcher, developer, manufacturer and marketer of products for diabetes disease prevention, diagnosis and treatment, as well as other medical devices, since May 2005. Ms. Peterson previously served as group president of government for Medco Health Solutions, Inc. (formerly Merck-Medco) from September 2003 until February 2004, senior vice president of Medco's health businesses from April 2001 through August 2003 and senior vice president of marketing for Merck-Medco Managed Care LLC from January 1999 to March 2001. Ms. Peterson does not serve on the board of any public company other than D&B. She previously served as a director of Handleman Company, a public company, from May 2001 to November 2005.

In assessing Ms. Peterson's skills and qualifications to serve on the D&B Board, our directors considered her general operations experience with a global company, product and marketing experience and expertise with strategy development gained from her executive positions with the companies described above. Finally, the Board believes it benefits from Ms. Peterson's experience serving on the board of another U.S. public company.

Michael R. Quinlan
Chairman Emeritus
McDonald's Corporation

Michael R. Quinlan, age 65, has served as a director of D&B since 1989, and is Chairman of the Compensation & Benefits Committee and a member of the Board Affairs Committee. Mr. Quinlan is also the Presiding Director for the regularly scheduled executive sessions of non-management directors. Mr. Quinlan served as a director of McDonald's Corporation, a global food service retailer, from 1979 until his retirement in 2002. He was the Chairman of the Board of Directors of McDonald's from March 1990 to May 1999 and Chief Executive Officer from March 1987 through July 1998. Mr. Quinlan is also a director of the following public company: Warren Resources, Inc. He previously served as a director of the May Department Stores Company, a public company, from 1993 to 2005.

In assessing Mr. Quinlan's skills and qualifications to serve on the D&B Board, our directors considered Mr. Quinlan's extensive management experience during his 23 years at the McDonald's Corporation, including as its President and CEO. Besides the operational, sales, marketing and strategy experience Mr. Quinlan gained at McDonald's, the Board also values his knowledge of our Company and operations gained during his 20 year tenure as a director of our Company. Finally, the Board believes it benefits from Mr. Quinlan's experience serving on the boards of other U.S. public companies.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit the consolidated financial statements for the year ending December 31, 2010. Although shareholder approval of this appointment is not required, the Audit Committee and the Board of Directors believe that submitting the appointment to the shareholders for ratification is a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will review its future selection of independent registered public accounting firm, but still may retain them. Even if the appointment is ratified, the Audit Committee, at its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of D&B and our shareholders.

PricewaterhouseCoopers acted as our independent registered public accounting firm for the 2009 fiscal year. In addition to its audit of our consolidated financial statements, PricewaterhouseCoopers also performed statutory audits required by certain international jurisdictions, audited the financial statements of our various benefit plans, and performed certain non-audit services. Fees for these services are described under the "Fees Paid to Independent Registered Public Accounting Firm" section of this proxy statement.

A representative of PricewaterhouseCoopers is expected to be present at the meeting. Such representative will have the opportunity to make a statement, if he or she so desires, and is expected to be available to respond to questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

PROPOSAL NO. 3

SHAREHOLDER PROPOSAL REQUESTING THAT OUR BOARD TAKE THE STEPS NECESSARY TO CHANGE EACH SHAREHOLDER VOTING REQUIREMENT IN THE COMPANY'S CHARTER AND BYLAWS THAT CALLS FOR A GREATER THAN SIMPLE MAJORITY VOTE TO A SIMPLE MAJORITY VOTE

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of no fewer than 50 shares of the Company's common stock (which has an aggregate value of at least $2,000), has submitted the following shareholder proposal for consideration at the 2010 Annual Meeting:

Shareholder Proposal: Take the Steps Necessary to Adopt a Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes each 80% supermajority provision in our charter and bylaws.

Currently a 1%-minority can frustrate our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

Board and Management Response

The Board of Directors of the Company has considered the proposal set forth above relating to taking steps necessary to adopt a simple majority vote in the Company's charter and bylaws where any greater standard is currently required. Currently, under the Company's charter and/or bylaws, the affirmative vote of the holders of 80% of the voting power of all shares entitled to vote generally in the election of directors is required to fill director vacancies, remove directors for cause and to make certain amendments to the charter and/or bylaws related to protective provisions, including the provisions which establish the classified board structure and the provisions which prohibit written consent by shareholders or calling of special meetings by shareholders. The supermajority voting requirement has been a fundamental element of our corporate governance and protective provisions since our charter and bylaws were created. They are also commonly included in the corporate charters and bylaws of many publicly-traded Delaware companies. In general, among other benefits, these provisions provide minority shareholders with some level of protection against self-interested actions by one or more large shareholders.

However, the Board is committed to good governance practices and realizes that in recent years, a number of companies have eliminated the supermajority voting requirement under the theory that such provisions violate the principle that a simple majority should be all that is necessary to effect certain changes in the board or to take other shareholder actions. The Board also understands that the elimination of supermajority voting requirements is supported overwhelmingly by the institutional shareholder population and key proxy advisory firms and that our shareholders want a more meaningful stake in votes related to items critical to shareholder interests.

The proposal is advisory in nature and would constitute a recommendation to the Board, if approved by the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the meeting and entitled to vote on the matter. Such approval would not by itself eliminate the supermajority voting requirements. In order to eliminate the supermajority voting requirements in the Company's charter, Delaware law and the terms of the charter require the favorable vote of the Board and the holders of at least 80% of the voting power of all shares entitled to vote generally in the election of directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* OUR BOARD TAKING THE STEPS NECESSARY TO CHANGE EACH VOTING REQUIREMENT IN THE COMPANY'S CHARTER AND BYLAWS THAT CALLS FOR A GREATER THAN SIMPLE MAJORITY VOTE TO A SIMPLE MAJORITY VOTE.

SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND OTHERS

The following table shows the number of shares of our common stock beneficially owned by each of the directors, each of the named executive officers listed in the Summary Compensation Table in this proxy statement, and all present directors and executive officers of D&B as a group, as of February 28, 2010. The table also shows the names, addresses and share ownership of the only persons known to us to be the beneficial owners of more than 5% of our outstanding common stock. This information is based upon information furnished by each such person or, in the case of the beneficial owners, based upon public filings by the beneficial owners with the SEC. Unless otherwise stated, the indicated persons have sole voting and investment power over the shares listed. Percentages are based upon the number of shares of our common stock outstanding on February 28, 2010, plus, where applicable, the number of shares that the indicated person or group had a right to acquire within 60 days of such date. The table also sets forth ownership information concerning D&B stock units, the value of which is measured by the price of our common stock. D&B stock units do not confer voting rights and are not considered beneficially owned shares under SEC rules.

Name	Aggregate Number of Shares Beneficially Owned (1) (2)	D&B Stock Units	Percent of Shares Outstanding
Austin A. Adams	6,015	5,148	*
John W. Alden	16,182	4,592	*
Christopher J. Coughlin	12,569(3)	8,951	*
James N. Fernandez	13,325(4)	10,298	*
Jonathan J. Judge	1,650	3,289	*
Victor A. Pelson	30,843(5)	7,546	*
Sandra E. Peterson	29,859	6,985	*
Michael R. Quinlan	35,557	29,733	*
Naomi O. Seligman	21,341	5,470	*
Michael J. Winkler	8,546	9,799	*
Steven W. Alesio	483,059	—	*
Anastasios G. Konidaris	61,210	—	*
Sara Mathew	504,666	—	*
George I. Stoeckert	12,500	—	*
Byron C. Vielehr	95,006	—	*
All current directors and executive officers as a group (19 persons)	1,450,946	91,810	2.97%
BlackRock, Inc. (6) 40 East 52nd Street New York, New York 10022	2,831,952	—	5.60%
Davis Selected Advisers, L.P. (7) 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	7,924,146	—	15.66%

* Represents less than 1% of our outstanding common stock.

(1) Includes shares of restricted common stock as follows: Mr. Alesio, 41,040; Mr. Konidaris, 6,183; Ms. Mathew, 17,691; Mr. Stoeckert, 6,500; Mr. Vielehr, 6,814; and all current directors and executive officers as a group, 101,758.

(2) Includes the maximum number of shares of common stock that may be acquired within 60 days of February 28, 2010, upon the exercise of vested stock options as follows: Mr. Adams, 4,015; Mr. Alden, 9,752; Mr. Coughlin, 11,325; Mr. Fernandez, 11,325; Mr. Judge, 1,650; Mr. Pelson, 20,787; Ms. Peterson, 23,211; Mr. Quinlan, 34,839; Ms. Seligman, 20,787; Mr. Winkler, 8,546; Mr. Alesio, 382,100; Mr. Konidaris, 48,375; Ms. Mathew, 461,150; Mr. Vielehr, 85,800; and all current directors and executive officers as a group, 1,200,907.

(3) Includes 800 shares owned by Mr. Coughlin's spouse, to which Mr. Coughlin disclaims beneficial ownership.
(4) Includes 2,000 shares as to which Mr. Fernandez has shared voting and shared dispositive power.
(5) Includes 4,911 shares as to which Mr. Pelson has shared voting and shared dispositive power.
(6) BlackRock, Inc. filed a Schedule 13G with the SEC on January 29, 2010. This Schedule 13G shows that BlackRock, Inc., a parent holding company, had sole voting and sole dispositive power over 2,831,952 shares.
(7) Davis Selected Advisers, L.P. filed a Schedule 13G/A with the SEC on February 12, 2010. This Schedule 13G/A shows that Davis Selected Advisers, L.P., a registered investment company, had sole voting power over 7,378,626 shares and sole dispositive power over 7,924,146 shares.

EXECUTIVE OFFICERS

The following table lists all of our executive officers as of March 25, 2010. Our executive officers are elected by our board of directors and each will hold office until his or her successor is elected, or until his or her earlier resignation or removal.

Name	Title	Age
Steven W. Alesio (1)	Chairman of the Board	55
Patricia A. Clifford	Senior Vice President and Chief Human Resources Officer	45
Charles E. Gottdiener (2)	President, Corporate Development and Chief Strategy Officer	45
Walter S. Hauck, III	Senior Vice President, Technology and Chief Information Officer	50
Jeffrey S. Hurwitz	Senior Vice President, General Counsel and Corporate Secretary	49
Anastasios G. Konidaris	Senior Vice President and Chief Financial Officer	43
Sara Mathew (3)	President and Chief Executive Officer	54
George I. Stoeckert	President, North America and Internet Solutions	61
Byron C. Vielehr	President, Global Risk and Analytics	46

(1) Mr. Alesio's biographical information is provided above under the "Directors with Terms Expiring at the 2011 Annual Meeting" section of this proxy statement.
(2) Mr. Gottdiener resigned from all positions with the Company, to be effective March 31, 2010.
(3) Ms. Mathew's biographical information is provided above under the "Nominees for Election as Directors with Terms Expiring at the 2013 Annual Meeting" section of this proxy statement.

Ms. Clifford has served as Senior Vice President, Human Resources and Winning Culture, since January 2006 and was given the additional title of Chief Human Resources Officer in January 2009. She also has additional leadership responsibility for communications. Ms. Clifford previously served as Vice President, Human Resources and Winning Culture, from 2002 until December 2007, Executive Assistant to the Chairman and Chief Executive Officer and Winning Culture Champion from April 2001 to May 2002, and as Assistant Corporate Secretary from October 1996 to March 2001.

Mr. Gottdiener has served as President, Corporate Development and Chief Strategy Officer, since November 2009. Mr. Gottdiener resigned from all positions with the Company, to be effective March 31, 2010. He previously served as President, Global Risk, Analytics from November 2008 to October 2009 with additional responsibility for Internet Solutions from November 2008 to June 2009, as President, Global Solutions from January 2008 to November 2008, and as Senior Vice President and Leader, Small Business Marketing, from November 2006 to December 2007. Prior to that, he served as Vice President, Corporate Strategy & Development at Unisys Corporation, from March 2006 to November 2006, Leader, Strategy and Business Development of D&B from September 2002 to February 2006, and was a Vice President with Cap Gemini Ernst & Young from January 2001 to August 2002. From October 1999 until January 2001, he was employed with Stockback LLC, first as Executive Vice President of Business Development and Marketing and then as Chief Operating Officer and Chief Financial Officer.

Mr. Hauck has served as Senior Vice President, Technology and Chief Information Officer since December 2008. Before joining D&B, Mr. Hauck served in various positions at Pfizer from June 1995 until November 2008, most recently as Vice President, Global Technology.

Mr. Hurwitz has served as Senior Vice President, General Counsel and Corporate Secretary since March 2007. In March 2009, he assumed leadership responsibilities for D&B's compliance and privacy functions. He previously served as Vice President and Deputy General Counsel from September 2003 to February 2007. Before joining D&B, Mr. Hurwitz was in private practice from June 2000 until June 2003, serving as Of Counsel at Hale and Dorr LLP from November 2001 to June 2003. Until May 2000, Mr. Hurwitz was Corporate Senior Vice President, General Counsel and Secretary for Covance, Inc.

Mr. Konidaris has served as Senior Vice President and Chief Financial Officer since March 2007. He previously served as Leader, Finance Operations, from March 2005 to February 2007 and as Principal Accounting Officer from May 2005 to February 2007. Before joining D&B, he served at Schering Plough as Group Vice President of the Global Diversified Products Group Division from May 2004 to February 2005 and Group Vice President of Finance, Global Pharmaceutical Group from August 2003 to May 2004. Prior to that time, Mr. Konidaris was Vice President of Finance, North America of Pharmacia Corporation from June 2000 to July 2003.

Mr. Stoeckert has served as President, North America and Internet Solutions since July 2009. Before joining D&B, Mr. Stoeckert served in various senior leadership positions at ADP, Inc. for 17 years, most recently as President, Employer Services International from April 2003 to July 2008.

Mr. Vielehr has served as President, Global Risk and Analytics, since November 2009. He previously served as President, Integration Solutions from December 2008 to October 2009. From July 2005 to November 2008 he served as our Chief Information Officer. In addition, Mr. Vielehr had the responsibilities of Chief Quality Officer from December 2007 to February 2009. Before joining D&B, he served as President and Chief Operating Officer of Northstar Systems International, Inc. from October 2004 to May 2005. Prior to that, Mr. Vielehr held several leadership positions with Merrill Lynch, serving as the Chief Technology Officer and Managing Director for the Global Private Client Group from November 2001 to March 2004 and the Chief Technology Officer, Global Head of eBusiness and Managing Director for Merrill Lynch Investment Managers from February 2000 to November 2001. Prior to Merrill Lynch, Mr. Vielehr was the head of eBusiness and Vice President at Strong Mutual Funds from May 1997 to February 2000.

COMPENSATION DISCUSSION & ANALYSIS

The purpose of this Compensation Discussion & Analysis is to provide material information about our executive compensation program, policies, and objectives and to share with investors how we arrived at the levels and form of compensation for our named executive officers. We will describe not only what we pay, but why and how we link executive compensation to our business results. In this section we will cover:

- The objectives of our executive compensation program;
- The elements or components that comprise our executive compensation program and why we provide these elements or components;
- What our executive compensation program is designed to reward, especially our variable pay program;
- How we determine the level to pay for each component; and
- How each component of our executive compensation program fits within our overall objectives and impacts decisions we make about other components.

The Compensation Discussion & Analysis and the tables that follow cover the compensation paid to our named executive officers as listed in our Summary Compensation Table, which includes the following five executives:

- Steven W. Alesio, who served as Chairman and Chief Executive Officer (our principal executive officer) for the entire fiscal year;
- Anastasios G. Konidaris, who served as Senior Vice President and Chief Financial Officer (our principal financial officer) for the entire fiscal year; and
- Our three highest compensated executive officers, other than our Chief Executive Officer:
  - Sara Mathew, who served as President and Chief Operating Officer for the entire fiscal year;
  - George I. Stoeckert, who was hired on July 1, 2009 and served as President, North America and Internet Solutions; and
  - Byron C. Vielehr, who served as President, Integration Solutions and Chief Quality Officer through February 4, 2009 and President Integration Services until November 12, 2009 at which time he assumed the new role of President, Global Risk and Analytics.

Objectives of our Executive Compensation Program

The objectives of our 2009 executive compensation program were as follows:

- Ensure a strong relationship between pay and performance, including both rewards for results that meet or exceed performance targets and consequences for results that are below performance targets;
- Align executive and shareholder interests through short- and long-term incentives that link the executive to shareholder value creation;
- Provide a total compensation opportunity that is competitive with the market for senior executives, thereby enabling us to attract, retain and motivate the executive talent necessary to execute our strategy and achieve our growth targets;
- Reinforce behaviors that are consistent with our strategy as measured by our three constituencies: our shareholders, our customers, and our team members; and
- Allow for consistency in application from year-to-year and transparency to shareholders.

Pay Positioning and Pay Mix. Although each named executive officer's annual base salary may be positioned above or below the market target, in the aggregate, annual base salaries for our executive officers as a group are targeted at the median of the compensation comparison group (described below). Maintaining annual base salaries or fixed compensation costs at this level relative to the market influences the pay positioning of other elements of our compensation package. Variable pay or "at risk" pay, such as target annual cash incentive and long-term incentives, is positioned above the market median to provide the named executive officer with a total compensation opportunity that is competitive with the 65th percentile of the compensation comparison group. This level of total compensation, however, is realized only when our performance goals are achieved or exceeded. We have outperformed our peers historically as evidenced by a number of performance measures. Therefore, we believe that this above-market pay positioning is justified by demonstrated performance.

In addition to external pay positioning, we also review pay mix when determining the amount of annual base salary, annual cash incentive and long-term incentives to provide each of our named executive officers. Our pay for performance principle requires that a significant portion of the total compensation mix be variable or "at risk." In addition, we reinforce longer term results by placing an emphasis on equity in the total compensation mix. Individual "at risk" and equity compensation varies based on the named executive officer's role, level of responsibility within the organization and market data for comparable jobs in the compensation comparison group. As indicated in the table below, the portion of variable compensation as a percentage of total compensation (*i.e.*, annual cash and long-term incentives) is over 80% for our top two executive positions in 2009, Chairman and Chief Executive Officer and President and Chief Operating Officer, and 70% or more for our other named executive officers. About 50% of pay (and over 60% for the top two named executive officers) is delivered in equity which further reinforces our principles of pay for performance and shareholder alignment.

	Fixed/Variable Pay Mix		Cash/Equity Pay Mix	
	Fixed	Variable	Cash	Equity
Steven W. Alesio	16%	84%	37%	63%
Anastasios G. Konidaris	26%	74%	48%	52%
Sara Mathew	18%	82%	39%	61%
George I. Stoeckert	27%	73%	51%	49%
Byron C. Vielehr	28%	72%	51%	49%

Elements of our Executive Compensation Program

To meet the objectives of our executive compensation program, the 2009 compensation of our named executive officers consisted of the following components:

- Total cash compensation including a base salary and a target annual cash incentive opportunity;
- Long-term equity incentives comprised of a grant of non-qualified stock options and a performance-based restricted stock unit opportunity;
- Required stock ownership guidelines;
- Voluntary deferral of compensation per our non-qualified deferred compensation plan;
- Supplemental retirement benefits;
- Eligibility to receive severance benefits (which are also available to all employees); and
- Eligibility to receive benefits payable upon an actual or potential change in control of D&B.

We do not offer any special perquisites to our named executive officers beyond those that are generally available to all employees. We believe that special perquisites are entitlement-driven rather than performance-based and, therefore, do not fit within the objectives of our executive compensation program. Instead, we seek to attract and retain executive talent that is motivated by a competitive total compensation package which rewards for performance and the delivery of increased shareholder value.

In addition to the components listed above, our named executive officers are eligible to participate in certain benefit programs that are generally available to all of our U.S. employees including: our cash balance retirement account (which was frozen as of July 1, 2007 for all participants and closed to new entrants), our qualified defined contribution plan, our medical and dental benefits, our life, voluntary group accident, long-term disability, legal, and business travel accident insurance benefits, and our health care and dependent care spending accounts.

As part of its ongoing oversight, the Compensation & Benefits Committee, or C&BC, has reviewed the full value of payments that may be made in the event of a named executive officer's termination (discussed below as potential post-employment compensation). Included in the total compensation review is an analysis of the wealth accumulated by our named executive officers through accrual of long-term equity, voluntary deferrals, and retirement benefits. This analysis was not used to make individual pay decisions. Instead, the C&BC used this review to ensure that the right programs are in place and that these programs are delivering appropriate levels of compensation.

Base Salary. Salary provides a base level of compensation commensurate with the named executive officer's role in the organization, experience, skill, and job performance. With a significant portion of total compensation "at risk" or variable, base salaries provide the named executive officer with a fixed level of compensation related to the daily performance of his or her leadership role and responsibilities.

The base salary provided to the named executive officers is reviewed by the C&BC annually. Any adjustment to base salary is based on a number of factors and considerations including:

- The market data for comparable executive positions in the compensation comparison group (described below);
- The scope of responsibility and accountability within the organization;
- Demonstrated leadership competencies and skills; and
- Individual performance.

Target Annual Cash Incentive Opportunity. In addition to base salary, our named executive officers have the opportunity to earn an annual cash incentive that is tied to company and individual performance as discussed below. We offer this cash opportunity to reinforce the outcomes and behaviors necessary to meet or exceed our annual commitment to our shareholders and customers. We use above market median target annual cash incentives in setting the total cash compensation opportunity for our named executive officers. This pay positioning is deliberate, reflecting our view that a significant portion of cash should be "at risk." Emphasizing "at risk" compensation is an important factor in achieving our compensation objectives and in driving the performance of our Company.

Company performance is an important component of our annual cash incentive. We believe that consistent, year-over-year growth in revenue and earnings are key drivers of increased shareholder value over the longer term. Therefore, our annual cash incentive rewards achievement of company performance as measured by the following:

- **Financial results**—growth in revenue, operating income, and earnings per share are the most important measures in our executive compensation program and carry the greatest weight because we believe that profitable revenue growth over time will create value for our shareholders. We fund our investments for growth through incremental revenue and by financial flexibility through reengineering.
- **Customer satisfaction**—each year progress towards our strategy is measured through improvements in the customer satisfaction index as determined by the Voice of the Customer survey. Our customer satisfaction index is based on several key dimensions that drive customer satisfaction, including information quality, product innovation and the customer experience. We link the results of this survey to our executive compensation program because improving our customers' experience and the value D&B provides is fundamentally related to our leadership behavior.

- **Employee engagement**—our Winning Culture survey of team members focuses on employee engagement and outcomes that drive customer satisfaction and shareholder value. Our mission is to create an environment where all team members are passionately engaged in creating a *most trusted* experience with every action they take. Key dimensions of the survey include customer behavior, team member engagement and performance excellence.

In addition to company performance, individual goals and leadership performance, especially as it relates to outcomes on behalf of customer-related behavior, carries an important weight in our annual cash incentive. The success of our Company is directly tied to strong leadership that drives results and creates shareholder value. We expect all employees, especially our named executive officers, to demonstrate behavior that is consistent with our principles-based leadership model. Feedback on these behaviors is reinforced through our Leadership Development Process.

During the year, our Chairman and CEO and President and COO evaluated the attainment of specific team and individual goals and the demonstration of defined leadership competencies by their direct reports, including the named executive officers. Through this process, a specific goal and leadership rating is assigned to each named executive officer. Each named executive officer is assessed on:

- Achievement of specific team and individual goals in support of our strategy and business objectives;
- Progress towards leadership competencies that, among other important skills, intensify our focus on the customer. These competencies include establishing superior relationships, driving the future of the business, demonstrating a passion for winning and creating a high performing team. We view these leadership competencies as behaviors that are critical to driving performance, building our Winning Culture, and enabling us to achieve our business strategy; and
- The leadership development action plan, which maps out the named executive officer's tactical plan for continuing to build upon strengths and to improve areas of focus.

At year-end, the results of this assessment will adjust positively or negatively each named executive officer's target annual cash incentive award for company performance. Through this assessment process, judgment is applied relative to the individual's demonstrated outcomes on behalf of our strategy.

The C&BC also performs a similar assessment of our Chairman and CEO after the conclusion of the fiscal year.

Long-term Equity Incentives. While cash is tied to the achievement of short- and intermediate-term results, equity is directly linked to the creation of increased shareholder value over the longer term. Approximately 58% of the target total compensation opportunity provided to our named executive officers in 2009 was equity-based. This emphasis reflects our view that there should be a close alignment between executive officer rewards and shareholder value creation.

Under our long-term incentive program, 50% of the total value of our named executive officer's equity compensation is in the form of a target performance-based restricted stock unit opportunity with the remaining 50% in the form of non-qualified stock options. Using both full value shares and stock options accomplishes these important objectives of our executive compensation program:

- Performance-based restricted stock units reinforce our pay for performance objective in that the opportunity must be earned based on the same performance goals used in the annual cash incentive plan;
- Restricted stock units are also tied to longer term value through stock price appreciation; and
- Stock options link the interests of our named executive officers with shareholders. Increased shareholder value over time is based on our success in executing our strategy and delivering significant, sustained growth year after year.

At its meeting on February 18, 2010 the C&BC began using restricted stock units or RSUs, rather than restricted stock, for the named executive officers and all other participants in the Company's program. The C&BC determined that RSUs, like restricted stock, are identically linked to longer term value through stock price appreciation. In addition, RSUs offer two benefits not allowed by restricted stock: first, they can be voluntarily and electively deferred into the Company's non-qualified deferred compensation plan; and, second, upon the attainment of "retirement" as defined in the Company's 2009 Stock Incentive Plan or 2009 SIP, the federal tax obligation for the participant on all remaining restricted stock units is limited to Federal Income Security Act, or FICA, tax.

Stock Ownership Guidelines. Under the Company's stock ownership guidelines, our named executive officers and other members of senior management are expected to achieve over time a minimum level of ownership in our common stock. These guidelines were implemented to reinforce the objectives of our executive compensation program as follows:

- Align senior executives' individual financial interests with those of shareholders; and
- Encourage senior executives to act like owners focused on longer term value creation.

The levels of stock ownership are a multiple of the executive officer's salary. For our Chairman and CEO, the minimum level of stock ownership is six times salary. For other named executive officers, the minimum level of stock ownership is four times salary. These multiples, which are above the general market median, demonstrate our senior executives' commitment to D&B and their personal financial stake in the Company.

Shares counted toward satisfaction of the ownership guideline include all stock owned outright, restricted stock or restricted stock units, units in the D&B Common Stock Fund of our 401(k) Plan, and one-half of vested stock options. There is no timeframe for achieving the ownership guideline. However, all executives covered by our stock ownership guidelines are expected to retain 100% of net shares resulting from equity compensation awards and shares otherwise acquired by them outright until the stock ownership guideline is achieved.

Each year, the C&BC reviews the named executive officer's status and progress towards achieving the stock ownership guideline. As of December 31, 2009, the stock ownership of each named executive officer was as noted below; Mr. Stoeckert's ownership level reflects his joining the Company in July 2009:

Stock Ownership as a Multiple of Salary

Name	Guideline as Multiple of Salary	Actual Ownership as Multiple of Salary
Steven W. Alesio	6	20.8
Anastasios G. Konidaris	4	5.7
Sara Mathew	4	35.2
George I. Stoeckert	4	2.1
Byron C. Vielehr	4	9.0

Non-qualified Deferred Compensation. Our Key Employees' Non-Qualified Deferred Compensation Plan is designed to provide our named executive officers and eligible key employees with an opportunity to defer receipt of current income into the future and/or to accumulate capital on a tax-deferred basis for a planned future event. This voluntary plan can also provide the named executive officer with an effective tax planning vehicle and allow the officer to defer additional income for retirement. We offer this plan to provide a competitive and comprehensive total compensation package that is designed to attract and retain key executives. Under this plan, participants may defer payment of salary and annual cash incentive. A further description of the plan is set forth below under the "Non-qualified Deferred Compensation Table." In 2009, Ms. Mathew was the only named executive officer who elected to participate in the plan.

Non-qualified Retirement Benefits. All named executive officers participate in our non-qualified executive retirement plan, or ERP. The plan was designed to provide retirement income and disability benefits necessary to attract and retain the executives of the Company, including, in particular, those executives who join the Company in the middle of their career.

Additional details on the non-qualified retirement plans can be found in the section following the Pension Benefits Table.

Change in Control Benefits. In the event of a change in control of D&B, unvested options become immediately vested and exercisable, restrictions on restricted stock and restricted stock units immediately lapse and other stock-based awards become payable as if targets for the current period were met at 100%. This acceleration of equity is available to all of our employees who receive equity awards under the 2000 Stock Incentive Plan or 2000 SIP and 2009 Stock Incentive Plan or 2009 SIP. These provisions enable our named executive officers to make decisions in the best interest of our shareholders without concern over the impact of a change in control on their outstanding equity awards.

We have change in control agreements with each of our named executive officers to provide additional benefits if the officer is terminated in connection with a change in control of D&B. In 2009, the level of benefits generally differed depending on whether or not the officer reports directly to our Chairman and CEO or President and COO reflective of market practice.

Our change in control agreements also provide a gross-up for any payments that are subject to excise taxes under Section 280G of the Internal Revenue Code. A detailed description of the change in control agreements is set forth under the "Change in Control Agreements" section of this proxy statement.

We believe that the additional benefits provided by our change in control agreements are an important component of our named executive officer's total compensation package and help protect shareholder interests in the event of a change in control. These benefits enable our officers to make decisions in the interest of our shareholders without concern over the impact on them personally. In addition, the agreements provide an incentive for the named executive officers to continue their employment with D&B during the change in control event, because benefits are only paid if the named executive officer is terminated without cause (or resigns for good reason) following the change in control. The named executive officer will not receive any provided benefits if he or she voluntarily leaves D&B without good reason or terminates prior to a change in control.

Severance Benefits. We also provide our named executive officers with severance benefits if their employment is terminated as a result of a reduction in force, job elimination, unsatisfactory job performance (not constituting cause) or a mutually agreed-upon resignation, in each case not related to a change in control of D&B. Severance benefits are provided through our Career Transition Plan, in which all named executive officers other than Mr. Alesio participate. These same severance benefits are generally available to all employees of the Company. Mr. Alesio's severance benefits are provided in his employment agreement.

We believe that severance benefits are an important component of our named executive officers' total compensation package. They enable our program to remain competitive with the market for executive talent and they provide the named executive officer with the appropriate incentive to act in the best interests of shareholders.

Detailed descriptions of our severance plans and Mr. Alesio's employment agreement are set forth under the "Employment, Change in Control and Severance Arrangements" section of this proxy statement.

External Benchmarking

Market data provides a reference and framework for decisions about the base salary, target annual cash incentives, and the appropriate level of long-term incentives to be provided to each named executive officer.

However, due to year-over-year variability and the inexact science of matching and pricing executive jobs, we believe market data should be interpreted within the context of other important factors and should not be used as the sole criteria in determining a specific pay level. Therefore, in setting the target pay for named executive officers, market data is reviewed along with other factors, including: the scope of responsibility and accountability within the organization, prior experience, competencies, skills, and individual performance.

Market data also helps ensure our other executive compensation program components are competitive with market practice and trends. Therefore, we periodically review our stock ownership guidelines, deferred compensation plan, and supplemental retirement, severance, and change in control benefits against both our compensation comparison group as well as general industry.

Compensation Comparison Group. Our compensation comparison group includes 20 companies in financial services, business information and technology services. In consultation with Hewitt Associates, our independent third-party compensation consultant, the C&BC used these companies for the compensation comparison group because they are broadly within the size range of D&B; have executive positions comparable to those of D&B requiring a similar set of management skills and experience; and/or are representative of organizations that compete with us for business or executive talent. In addition, companies were included in the compensation comparison group only if executive pay data were available either through Hewitt Associates' proprietary compensation database or through publically available proxy information; for all twenty companies in our compensation comparison group such data were available.

For 2009, the companies that comprised our compensation comparison group included:

2009 Compensation Comparison Group

Acxiom Corporation	Fiserv Incorporated
Alliance Data Systems Corporation	Global Payments Incorporated
Ameriprise Financial	IMS Health Incorporated
Broadridge Financial Solutions Incorporated	McGraw-Hill Companies
CA Incorporated	Moody's Corporation
Ceridian Corporation	NCR Corporation
Convergys Corporation	Nielsen Company
DST Systems	Northern Trust Corporation
Equifax Incorporated	Total Systems Services Incorporated
Fair Isaac Corporation	Unisys Corporation

Six companies were deleted from the 2009 compensation comparison group as compared to 2008: CDW Incorporated, First Data Corporation, and Thomson Reuters are no longer in our comparison group since compensation data is no longer available; Automatic Data Processing became too large to be an appropriate comparator; ChoicePoint Incorporated was acquired and Tribune Company filed for Chapter 11 bankruptcy. Two companies were added to our compensation comparison group for 2009: Ameriprise Financial and Broadridge Financial Solutions Incorporated. Both were added to ensure we maintained an appropriate sampling of companies that fit our criteria as specified above. Ameriprise Financial and Broadridge Financial Solutions Incorporated are leading companies that provide technology-based financial solutions to businesses, institutions and clients.

Benchmarking Process. Each year our pay positioning and performance versus our compensation comparison group is reviewed by the C&BC. As noted in the "Corporate Governance" section of this proxy statement, the C&BC retained the services of Hewitt Associates to perform this review.

Consistent with past years, in 2009 Hewitt Associates was asked to analyze:

- Base salary;

- Target cash incentive;
- Target total cash (*i.e.*, base salary plus target cash incentive);
- Long-term incentives;
- Target total direct compensation (*i.e.*, target total cash plus long-term incentives);
- Retirement benefits; and
- Target total compensation (target total direct compensation plus retirement benefits).

In addition, the C&BC also reviewed actual pay data including actual bonus awards. Since competitive data on retirement benefits were only consistently available for three of the named executive officer positions, the review of retirement benefits and target total compensation (as defined above) was limited to the Chairman and Chief Executive Officer, President and Chief Operating Officer, and Senior Vice President and Chief Financial Officer.

Hewitt Associates' analyses covered both unadjusted and regression size-adjusted data (adjusted for revenue size and market capitalization) to provide a comprehensive perspective of market pay. We focus on unadjusted data because we recruit new executive talent to grow our business from financial services, business information and technology services companies regardless of size. In addition, we strongly believe that there should be a link between a company's performance and its pay levels. Therefore, Hewitt Associates also analyzed for the C&BC the relationship between executive officer compensation and company performance over one-year and three-year periods (2006 – 2008). This review focused on measures of growth (*i.e.*, operating profit, earnings per share and revenue), efficiency (*i.e.*, return on revenue and cash flow margin), and shareholder value creation (*i.e.*, total shareholder return).

The analyses grouped pay and performance into one of four quartiles with the 1st quartile being the lowest quartile (comprising data at or below the 25th percentile or bottom 25%) and the 4th quartile being the highest (comprising data at or above the 75th percentile or top 25%); the 2nd quartile included data ranked between the 25th and 50th percentiles and the 3rd quartile included data ranked between the 50th and 75th percentile. The following chart depicts the results of Hewitt Associates' 2009 analyses of how our actual pay for the Chairman and CEO and other Section 16 reporting officers links to performance relative to the compensation comparison group:

Hewitt Associates Pay for Performance Analyses (2006 - 2008)

	Size	Performance			Compensation		
		Growth	Efficiency	TSR	Salary		Total Direct Comp.
4th Quartile		D&B EPS 3-yr D&B Sales 1-yr	D&B CFM 1- & 3-yr D&B ROS 1- & 3-yr	D&B 1- & 3-yr			
3rd Quartile	D&B Market Cap	D&B EPS 1-yr D&B Sales 3-yr D&B OP 1- & 3-yr			D&B	D&B Actual D&B Target	D&B Actual D&B Target
2nd Quartile							
1st Quartile	D&B Revenue						

The key conclusions from the above pay for performance analyses are summarized as follows:

- Our **base salary** levels are in the 3rd quartile and generally align with our company size (*e.g.*, market capitalization in the 3rd quartile), which is appropriate since salary does not vary based on company performance;
- **Target and actual total cash** are in the 3rd quartile and are at the same level of performance or below that of growth measures, where we rank in the 3rd and 4th quartiles; both target and actual total cash, however, are low relative to efficiency and total shareholder return measures, where we rank in the top quartile; and
- **Target and actual total direct compensation** are in the 3rd quartile and also are at the same level of performance or below that of growth measures, where we rank in the 3rd and 4th quartiles; both target and actual total compensation, however, are low relative to efficiency and total shareholder return measures, where we rank in the top quartile over both the one- and three-year periods analyzed.

Retirement benefits and target total compensation are generally in the upper quartile of the compensation comparison group. However, the C&BC agreed that this relative pay positioning is needed to attract the caliber of talent required for the business and that it aligns with the demonstrated performance of the Company versus its peer group.

2009 Base Salaries

As noted above, the base salary provided to our named executive officers is reviewed by the C&BC annually and any adjustment to base salary is based on a number of factors and considerations. Based on the C&BC's review, none of the named executive officers received a base salary increase in 2009 with the exception of Mr. Konidaris as noted below.

Name	Rationale	Market Position	Base Salary		Increase	Effective
			From	To	%	
Anastasios G. Konidaris	In consideration of his role as Senior Vice President and Chief Financial Officer, the C&BC continued to take steps to move his base salary and total target compensation to the 50th percentile of the market in line with Mr. Konidaris's growth and development.	From below to at median pay positioning	$400,000	$450,000	12.5%	3/1/2009

Annual Cash Incentive Plan

Through the annual cash incentive plan, a majority of 2009 target total cash compensation was "at risk" since payment was based on performance against predetermined annual measures. Our named executive officers were designated by the C&BC as participants in our Covered Employee Cash Incentive Plan, or CIP, which is a shareholder approved plan.

Maximum Incentive Opportunity. On February 19, 2009, the C&BC established a maximum annual cash incentive opportunity of eight-tenths of one percent of our 2009 earnings before taxes for our Chairman and CEO and five-tenths of one percent of our 2009 earnings before taxes for each of our other named executive officers. Actual annual cash incentive payouts to our Chairman and CEO and our other named executive officers were less than these maximums as described below. In 2009, our earnings before taxes were $432.5 million. Therefore, the maximum annual cash incentive opportunity for our Chairman and CEO was $3,460,000 and for our other named executive officers the maximum was $2,162,500 per participant. The amounts determined by this formula represent the maximum value of the cash incentive that could have been paid to each of our named executive officers in 2009.

We established the maximum incentive opportunity in an effort to comply with the performance-based exemption available under Section 162(m) of the Internal Revenue Code and to enhance the likelihood that any cash amounts paid to our named executive officers under the CIP will be fully deductible. We believe that the measure of earnings before taxes links directly to our objective of rewarding for financial goals that will drive shareholder value creation.

Actual Incentive Payout Targets. In determining whether to award the maximum annual cash incentive generated by the pre-tax earnings formula, the C&BC also considered performance against four measures or goals weighted as follows:

- 30%—Company-wide core revenue growth;
- 30%—Growth in earnings per share before non-core gains and charges and operating income before non-core gains and charges;
- 30%—Customer satisfaction (an index measured by our Voice of the Customer Survey); and
- 10%—Team member engagement (an index measured by our Winning Culture Survey).

The above 60% weight allocated to growth in revenue, earnings per share, and operating income results is linked to our objective to provide profitable revenue growth year-over-year over time. Our customer satisfaction and team member engagement goals, assigned a total weight of 40%, are tied to our longer term objective of increasing the level of revenue growth over the next two to three years. Both customer satisfaction and team member engagement are also linked to our business strategy. In our view, the allocation of these goals and weights equally balances our commitment to achieve strong financial results annually with our commitment to deliver on our longer term strategic objectives.

The range of incentive payout for each performance goal was 0% to 200% resulting in a potential annual cash incentive payment between 0% and 200% of the target incentive for each named executive officer. The performance measures for 2009 as well as the principles for assessing results were approved by the C&BC on February 19, 2009.

Individual Performance Adjustments. Actual cash incentive payments made to each named executive officer (other than our Chairman and CEO) were subject to a discretionary adjustment based on the results of the goal and leadership ratings as assessed by our Chairman and CEO or President and COO. Based on this assessment, judgment is applied relative to the individual's demonstrated outcomes on behalf of our strategy. The C&BC approves all discretionary adjustments upon the recommendation of our Chairman and CEO following a discussion with him. The C&BC also performs a similar assessment of our Chairman and CEO and approves any adjustments based on that assessment. Such adjustments may positively or negatively impact the final award to the named executive officer for company performance. In no instance, however, will such adjustments exceed the maximum annual cash incentive opportunity generated by the pre-tax earnings formula described above. The C&BC may also approve adjustments to performance goals to include or exclude the impact of non-core gains and charges or extraordinary items.

Attainment of 2009 Performance Measures. In January of 2009, after determination of fourth quarter 2008 results, we finalized our thinking with the Board of Directors on our 2009 plan and we issued guidance. We factored into our plan and guidance what we knew at that time. Looking ahead, we expected that the economy would continue to be weak, although we were uncertain as to how long and how deep. We knew we would have to be rigorous about cost control in order to invest in the business to build a stronger Company going into 2010.

At the February 2009 meeting with the C&BC, we discussed how other companies were approaching the setting of performance goals in their annual bonus plans for 2009. At our request, Hewitt Associates, the C&BC's independent third-party compensation consultant, informed us that the uncertain economic environment was causing many companies to think differently about setting performance goals. At the start of the performance period, therefore, the C&BC recognized that we were operating in an extraordinary economic environment, characterized by uncertainty and rapidly changing market conditions. Given that current and near-term climate of uncertainty, the C&BC agreed to be guided by four key principles in assessing company performance and the commensurate level of annual cash incentive payout. These principles included:

- Using a target level of performance for each goal that reflected a wider or broader range of performance than using guidance or what had been the practice in prior years for establishing the target level of performance (in this way the C&BC reflected upfront, in the goal-setting process, the uncertainty of market conditions);
- Acknowledging the importance of performance metrics, but at the same time agreeing not to be overly tied to a formula-driven approach in light of uncertainty and rapidly changing market conditions;
- Considering other relevant internal and external factors in determining the appropriate level of reward such as the Company's performance relative to appropriate peer company comparisons, exiting 2009 as a stronger company better positioned for growth, and our ability to lead through difficult and unprecedented economic challenges; and
- Requiring frequent assessments during the year of results against the established target ranges, peer company performance, and other relevant factors as well as how those assessments and considerations should properly link to pay for performance.

In keeping with these principles, management met with the C&BC at five separate meetings during 2009 and including January 2010 to discuss its quantitative and qualitative assessment of company performance and the appropriate level of aggregate reward for that performance.

In developing its final assessment of 2009 company performance, the C&BC judged results using the principles and approach followed throughout the year. The C&BC considered the four metrics noted below as well as additional internal and external considerations in reaching its conclusion about our overall company performance.

Results against the four measures or goals that the C&BC used to evaluate the level of the named executive officers' 2009 annual incentive payout for company performance were as follows:

Company Goal	Weight	Incentive Target	Result	Assessment
Company Core Revenue Growth (1)	30%	0% -5%	1%	**Internal Considerations**: Revenue result was at the low end of the incentive target range of 0% to 5%. Our International business finished very strong at 23% growth and is positioned for sustained growth in 2010. Our North America business was down 4% for the full year, which was lower than our original expectations. **External Considerations**: Our relative revenue performance in this difficult economic year was very strong with the S&P 500 averaging a high single digit decline and the majority of companies in our industry reporting negative double digit results. Based on these internal and external considerations, the C&BC assessed this result in the second quartile of the incentive payout range for this goal.
Diluted EPS Growth (Before Non-core Gains and Charges)/Total Operating Income (2)	30%	EPS 7% - 12% Op Inc 3% - 8%	EPS 3% Op Inc (2%)	**Internal Considerations**: EPS growth was 3% for the year and included our decision to continue to invest in the future growth of the business during 2009. Excluding our investments, the EPS result would have been within the low end of the incentive target range. Both operating income and EPS results reflect our ability to manage and control expenses effectively despite top-line growth pressure. We delivered margin expansion of 10 basis points notwithstanding the unprecedented turbulence of 2009. **External Considerations**: Our EPS performance relative to our peers was very strong with the S&P 500 averaging a significant double digit decline and a majority of our business competitors reporting negative earnings. Based on these internal and external considerations, the C&BC assessed this result in the second quartile of the payout range for this goal.
Customer Satisfaction Index (CSI)	30%	Target range up to +4	+2	CSI improvement of +2 was within the incentive target range. Positive results were driven by improvement in all areas of our *Voice of the Customer* survey. The overwhelming majority of our customer segments showed improvement in their customer satisfaction scores, representing a very significant percentage of our revenue base. Based on these considerations, the C&BC assessed this result as slightly below the middle of the incentive payout range for this goal.
Winning Culture Index (WCI)	10%	Target range up to +4	No change	WCI results were flat, but were within the incentive target range. The 2009 score remains above the world-class standard for engagement indices. The company was able to maintain a high level of team member engagement during a very challenging economic climate and significant organizational changes. Based on these considerations, the C&BC assessed this result as slightly below the middle of the incentive payout range for this goal.

(1) Our core revenue before the effect of foreign exchange grew 1%. We used this measure in our annual cash incentive plan. We reported a decline in 2009 total revenue, in accordance with U.S. generally accepted accounting principles ("GAAP"), of 2%, and core revenue decline of 1%, up 1% before the effect of foreign exchange. See Schedule I to this proxy statement for a quantitative reconciliation of total and core revenue in accordance with GAAP and the total and core revenue before the effects of foreign exchange. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business" in our Form 10-K for the year ended December 31, 2009 for a discussion of why we use core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

(2) Our diluted EPS attributable to D&B (on a continuous basis) before non-core gains and charges grew 3%. We used this measure in our annual cash incentive plan. We achieved 2009 reported diluted EPS attributable to D&B growth of 7% and an operating income decline of 1% on a GAAP basis. See Schedule II and III to this proxy statement for a quantitative reconciliation of reported diluted EPS attributable to D&B growth and operating income in accordance with GAAP to diluted EPS attributable to D&B growth and operating income before non-core gains and charges for the 2009 and 2008 fiscal years. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business" in our Form 10-K for the year ended December 31, 2009 for a discussion of why we use Diluted EPS and operating income before non-core gains and (charges) and why management believes this measure provides useful information to investors.

Based on the quantitative and qualitative assessments noted above, the C&BC determined the payout for 2009 company performance to be 69% of the target annual cash incentive opportunity. As noted earlier, under our annual cash incentive plan, the payout for company performance is combined with any positive or negative discretionary adjustments for individual customer leadership behavior to determine the final 2009 annual cash incentive payments to the named executive officers. The final 2009 awards approved by the C&BC did not include any adjustments for individual performance. The table below summarizes the final payouts to our named executive officers.

2009 Annual Cash Incentive

		Award for Company Performance		Final Award (as reported in "Summary Compensation Table" in "Non-equity Incentive Plan Compensation" column)
Executive Officer	**Target**	**% of Target**	**Amount**	
Steven W. Alesio	$1,267,500	69%	$874,575	$874,575
Anastasios G. Konidaris	$ 382,500	69%	$263,925	$263,925
Sara Mathew	$ 690,000	69%	$476,100	$476,100
Byron C. Vielehr	$ 361,250	69%	$249,263	$249,263

For 2009, Mr. Stoeckert, who was hired by the Company on July 1, 2009, was not eligible for a 2009 annual cash incentive as described above and reportable in the "Summary Compensation Table" under "Non-equity Incentive Plan Compensation." As part of his total compensation package, Mr. Stoeckert was granted a cash bonus of $225,000 in lieu of an annual cash incentive as reported in the "Summary Compensation Table" under "Bonus."

Long-term Equity Incentives

For 2009, long-term equity incentive compensation represented the largest component of the total compensation awarded to our named executive officers. The equity compensation was comprised of a grant of stock options (50% of the total long-term incentive value) and a target performance-based restricted stock unit opportunity (the remaining 50% of the total long-term incentive value).

In determining the amounts of the equity compensation awarded, the C&BC considered a variety of factors including: individual performance, competencies, skills, prior experiences, scope of responsibility and accountability within the organization, and our above market median pay positioning for variable pay versus comparable executive data in the compensation comparison group.

2009 Stock Option Grant. Comprising 50% of the total value of their 2009 equity-based compensation, stock option grants were made on February 4, 2009, as shown in the Grants of Plan Based Awards Table, to all of the named executive officers except Mr. Stoeckert, who was hired on July 1, 2009. These grants were approved by the C&BC at its meeting on January 26, 2009. The total economic value of the 2009 stock option grants made to the named executive officers was the same as 2008 with the exception of Mr. Konidaris who received an additional grant of 5,000 stock options on February 19, 2009 approved by the C&BC at its meeting on the same date. This additional grant to Mr. Konidaris was made in conjunction with the base salary adjustment noted above and for the same rationale. The timing of the February 4, 2009 stock option grants was consistent with our practice since 2003 to have annual grants of stock options to all employees reviewed and approved by the C&BC at its first meeting of the year and to set the grant date associated with those options as five business days after our fourth quarter and year-end earnings release. In this way, information about our most recent performance has been made public and that news is reflected in the stock price used to determine the exercise price of the stock options.

As shown in the Grants of Plan Based Awards Table, in conjunction with his joining the Company, Mr. Stoeckert received a grant of 47,500 stock options on July 1, 2009. The total economic value of the grant was approximately $950,000. Of that total, $450,000 or 22,500 stock options constituted 50% of Mr. Stoeckert's regular 2009 equity-based compensation and $500,000 or 25,000 stock options represented one-half of his sign-on equity grant. The other half of Mr. Stoeckert's sign-on equity grant, described below under "2009 Restricted Stock Grant," was a grant of restricted stock. The C&BC approved the regular grant of 22,500 stock options on June 3, 2009 and the sign-on grant of 25,000 stock options on June 15, 2009.

The exercise price of these stock options is the fair market value of D&B stock on the date of grant (*i.e.*, mean of high and low trading prices). All stock options vest in four equal installments commencing on the first anniversary of the grant and have a ten-year term. We believe that this vesting schedule and option term, in conjunction with our stock ownership guidelines, encourages longer term behavior and allows the executive to build ownership in D&B over time.

2009 Performance-based Restricted Stock Unit Opportunity. At its meeting on January 26, 2009, the C&BC set a target dollar value for each named executive officer's restricted stock unit opportunity as set forth in the "Grants of Plan-based Awards Table." This dollar value represents the target dollar value of shares of restricted stock that our named executive officers could be awarded in 2010 based on attainment of the same company performance goals set forth under the annual cash incentive plan for 2009. The maximum dollar award that our named executive officers may be awarded relative to their 2009 performance-based restricted stock unit opportunity was additionally capped by D&B's total shareholder return or TSR performance versus that of the compensation comparison group and the S&P 500 as follows:

D&B's Total Shareholder Return (TSR) versus External Group	Maximum Award or Cap as % of Dollar Target
Less than 60th Percentile	100%
60th Percentile or Greater	Up to 200%

Based on attainment of the goals in the annual cash incentive plan and D&B's 2009 TSR performance, our named executive officers received awards of restricted stock units on February 18, 2010. The number of restricted stock units granted is determined by dividing the dollar value earned by the average fair market value (*i.e.*, mean of high and low trading prices) of our common stock in a 30-day period prior to the C&BC meeting and approval date. Following the grant date, the restricted stock units are subject to time-based vesting as follows: 20% on the first anniversary of the grant, 30% on the second anniversary of the grant and 50% on the third anniversary of the grant.

The performance-based restricted stock unit award earned for 2009 was granted after the conclusion of the fiscal year and will be reported in our 2011 proxy statement. For each of the named executive officers, the awards of restricted stock units were as noted below; Mr. Stoeckert's target opportunity for 2009 of $450,000 was prorated 50% to $225,000 due to his joining the Company on July 1, 2009:

Executive Officer	Target Opportunity	Award as % of Target Opportunity	Earned Opportunity	Number of Restricted Stock Units Granted
Steven W. Alesio	$1,943,750	69%	$1,341,188	16,703
Anastasios G. Konidaris	$ 450,000	69%	$ 310,500	3,867
Sara Mathew	$1,000,000	69%	$ 690,000	8,593
George I. Stoeckert	$ 225,000	69%	$ 155,250	1,933
Byron C. Vielehr	$ 375,000	69%	$ 258,750	3,222

2009 Restricted Stock Grant. On February 19, 2009, the C&BC approved grants of restricted stock under the 2000 SIP based on each named executive officer's 2008 performance-based restricted stock unit opportunity. For 2008, the performance-based restricted stock grant for each of the named executive officers was as follows:

Executive Officer	Maximum Opportunity	Award as % of Maximum Opportunity	Earned Opportunity	Number of Restricted Shares Granted
Steven W. Alesio	$1,943,750	86%	$1,671,625	23,270
Anastasios G. Konidaris	$ 350,000	86%	$ 301,000	4,190
Sara Mathew	$1,000,000	86%	$ 860,000	11,971
Byron C. Vielehr	$ 375,000	86%	$ 322,500	4,489

These awards were contingent on our 2008 performance against the same measures and performance goals that were used by the C&BC in determining payout under the 2008 annual cash incentive plan as described in our 2009 proxy statement.

Mr. Stoeckert was not eligible for a 2009 restricted stock grant based on 2008 performance. However, in conjunction with his joining the Company, Mr. Stoeckert received a grant of 6,500 shares of restricted stock on July 1, 2009. The C&BC approved this grant on June 3, 2009. The total economic value of the grant was approximately $500,000, representing one-half of his sign-on equity grant. The other half of Mr. Stoeckert's sign-on equity grant, described above under "2009 Stock Option Grant," was a grant of stock options.

These restricted stock grants are subject to the same vesting schedule as the restricted stock unit grants described above: 20% on the first anniversary of the grant, 30% on the second anniversary of the grant and 50% on the third anniversary of the grant.

Employment Agreement with Mr. Alesio

As part of the Company's executive succession plan, on December 11, 2009, Mr. Alesio's existing employment agreement was amended to incorporate changes to the agreement as a result of his transition from Chairman and Chief Executive Officer to Chairman of the Board effective January 1, 2010 and his full retirement from the Chairman of the Board position on June 30, 2010. For a further description of the terms of Mr. Alesio's employment agreement, refer to the "Overview of Employment, Change in Control and Severance Arrangements" section of this proxy statement.

Tax Deductibility

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain officers unless certain specific and detailed criteria are satisfied. The C&BC believes that it is generally desirable and in the best interests of D&B to deduct compensation payable to our named executive officers. In this regard, the C&BC considers the anticipated tax treatment to D&B and our named executive officers in its review and establishment of compensation programs and payments. The annual cash incentive program described above is intended to comply with the performance-based exemption available under Section 162(m) in order to enhance the likelihood that these amounts will be fully deductible. Compensation resulting from the exercise of stock options is also deductible, without regard to Section 162(m). However, notwithstanding the C&BC's efforts, no assurance can be given that compensation will be fully deductible under Section 162(m). In certain instances the C&BC has determined that it will not necessarily seek to limit compensation to that deductible under Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code places a number of restrictions on non-qualified deferred compensation plans such as our Key Employees' Non-Qualified Deferred Compensation Plan, Executive Retirement Plan, severance plans and change in control agreements. The key restrictions include a six-month delay in the receipt of certain non-qualified payments upon termination and limiting an executive's ability to make changes in the timing and payment options. As a result, certain benefits discussed in this proxy statement may be subject to a six-month delay.

REPORT OF THE COMPENSATION & BENEFITS COMMITTEE

We have reviewed and discussed with management of D&B the Compensation Discussion & Analysis section of this proxy statement. Based on our review and discussions, we recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this proxy statement and the Annual Report on Form 10-K for the year ended December 31, 2009.

Compensation & Benefits Committee

Michael R. Quinlan, *Chairman*
John W. Alden
Christopher J. Coughlin
Jonathan J. Judge
Victor A. Pelson
Michael J. Winkler

February 18, 2010

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned and paid by D&B and our subsidiaries during or with respect to the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007 to the Chairman and CEO; the CFO; and each of the other three most highly compensated executive officers. All of these individuals are collectively referred to as the named executive officers.

In aggregate, actual total cash (including base salary plus earned cash incentive) was 7.6% less in 2009 than 2008 and actual total compensation (actual total cash plus long-term incentives) was 10.6% less for those named executive officers below serving both years.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3) (4)	Option Awards ($) (5)	Non-equity Incentive Plan Compensation ($) (1) (6)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (7)	All Other Compensation ($) (8) (9)	Total ($)
Steven W. Alesio	2009	975,000	—	1,688,820	1,594,265	874,575	1,399,875	3,656	6,536,192
Chairman and Chief	2008	975,000	—	2,130,777	1,705,957	1,093,219	2,300,703	47,385	8,253,041
Executive Officer ("Principal Executive Officer")	2007	870,000	—	2,265,203	1,742,175	1,875,000	1,549,670	42,634	8,344,682
Anastasios G. Konidaris	2009	441,667	—	304,089	364,125	263,925	297,790	3,500	1,675,096
Senior Vice President and	2008	400,000	—	361,818	307,857	258,750	223,603	34,358	1,586,386
Chief Financial Officer ("Principal Financial Officer")	2007	366,666	—	287,986	294,247	351,562	127,698	10,796	1,438,955
Sara Mathew	2009	600,000	—	868,795	820,940	476,100	1,318,313	5,250	4,089,398
President and Chief	2008	600,000	—	1,038,604	876,509	595,125	898,573	57,909	4,066,720
Operating Officer	2007	550,000	—	1,056,008	2,078,257	1,006,250	554,496	29,730	5,274,741
George I. Stoeckert (10) President, North America and Internet Solutions	2009	250,000	225,000	528,450	821,465	—	—	—	1,824,915
Byron C. Vielehr	2009	425,000	—	325,789	307,032	249,263	240,510	3,719	1,551,312
President, Global Risk and	2008	425,000	—	422,106	329,426	311,578	357,254	39,364	1,884,728
Analytics	2007	375,000	—	429,125	345,365	468,750	234,889	13,275	1,866,404

(1) The amounts shown have not been reduced by any deferrals in 2007, 2008, or 2009 that the named executive officers may have made under qualified or non-qualified deferred compensation plans offered by D&B.

(2) Mr. Stoeckert received a guaranteed bonus representing the pro rata amount of his annual bonus.

(3) Amounts shown represent the aggregate grant date fair value of each year's awards, as calculated in accordance with GAAP, without regard to our forfeiture assumptions. For more information on how we value stock-based awards (including assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal years ending December 31, 2009, December 31, 2008 and December 31, 2007. Not included are the performance-based restricted stock opportunities earned for 2009 and granted as restricted stock units in 2010 after the conclusion of the fiscal year and after the assessment of performance. These grants will be reported in the 2011 summary compensation table.

(4) The terms of the restricted stock grants to the named executive officers provide for the payment of dividends at the same rate established from time to time for our common stock. We have been paying dividends since 2007.

(5) Amounts shown represent the aggregate grant date fair value of each year's awards, as calculated in accordance with GAAP, without regard to our forfeiture assumptions. For more information on how we value stock-based awards (including assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal years ending December 31, 2007, December 31, 2008 and December 31, 2009. These assumptions may or may not be fulfilled. The amounts shown cannot be considered predictions of future value. In addition, the options will gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

(6) The amounts shown represent non-equity incentive plan payments received by the named executive officers pursuant to our cash incentive plan during the applicable year. For 2009, these cash awards were earned in the 2009 performance year and paid on March 15, 2010. All awards were 69% of their target annual cash incentive opportunity.

(7) Amounts represent the aggregate increase in the actuarial value of the named executive officers' qualified and non-qualified defined benefit plans accrued during the applicable year. These plans include the D&B Retirement Account Plan, the Pension Benefit Equalization Plan, and the Executive Retirement Plan. In 2007, 2008 and 2009 no executive received above-market or preferential earnings on non-qualified deferred compensation plan benefits. A smaller increase in 2009 for some of the executives is due to the change in the lump sum calculation methodology approved in 2009.

(8) The amounts shown represent our aggregate annual contributions for the account of each named executive officer under our tax qualified defined contribution plan, the D&B 401(k) Plan. The amounts for 2009 are lower due to the (i) elimination of the Profit Participant Benefit Equalization Plan (PPBEP) in 2007 with the last plan payment in 2008, and (ii) reduced 401(k) Plan match by the Company.

(9) We do not offer perquisites or other personal benefits to our named executive officers in excess of those offered to all employees generally.

(10) The 2009 salary for Mr. Stoeckert represents the amount earned from his date of employment on July 1, 2009.

In connection with the Summary Compensation Table, the following chart below indicates the proportion of base salary, non-equity incentive plan compensation, and stock and option awards for 2009 for each of the named executive officers separately as a percentage of total compensation. The following is intended to supplement and not replace the Summary Compensation Table:

Salary, Non-equity Incentive Plan Compensation, and Stock and Option Awards as a Percent of Total Compensation (excluded from the amounts and percentages below, but included in total compensation, are the values in the "Bonus", "Change in Pension Value and Non-qualified Deferred Compensation Earnings" and "All Other Compensation" columns)

	Salary		Non-equity Incentive Plan Compensation		Stock & Option Awards		Total Compensation	
Name	$	%	$	%	$	%	$	%
Steven W. Alesio	975,000	14.9	874,575	13.4	3,283,086	50.2	6,536,192	100
Anastasios G. Konidaris	441,667	26.4	263,925	15.8	668,214	39.9	1,675,096	100
Sara Mathew	600,000	14.7	476,100	11.6	1,689,735	41.3	4,089,398	100
George I. Stoeckert	250,000	13.7	0	0.0	1,349,915	74.0	1,824,915	100
Byron C. Vielehr	425,000	27.4	249,263	16.1	632,821	40.8	1,551,312	100

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth a summary of all grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2009:

Name	Grant Date (1)	Committee Approval Date (1)	Estimated Possible Payouts Under Non-equity Incentive Plan Awards (2)		Estimated Future Payouts Under Equity Incentive Plan Awards (3)		All Other Stock Awards: Number of Shares of Stock or Units (#) (4)	All Other Option Awards: Number of Securities Underlying Options (#) (5)	Grant Date Fair Value of Stock and Option Awards $ (6)	Exercise or Base Price of Option Awards ($/sh) (7)	DNB Closing Price on Grant Date ($/sh)
			Target ($)	Maximum ($)	Target ($)	Maximum ($)					
Steven W. Alesio	01/01/2009	12/08/2008	1,267,500	2,535,000							
	02/04/2009	01/26/2009						97,100	1,594,265	79.58	79.56
	03/04/2009	02/19/2009					23,270		1,688,820		72.57
		01/26/2009			1,943,750	3,887,500					
Anastasios G. Konidaris	01/01/2009	12/08/2009	382,500	765,000							
	02/04/2009	01/26/2009						17,500	287,329	79.58	79.56
	02/19/2009	02/19/2009						5,000	76,796	75.45	74.61
	03/04/2009	02/19/2009					4,190		304,089		72.57
		01/26/2009			350,000	700,000					
		02/19/2009			100,000	200,000					
Sara Mathew	01/01/2009	12/08/2008	690,000	1,380,000							
	02/04/2009	01/26/2009						50,000	820,940	79.58	79.56
	03/04/2009	02/19/2009					11,971		868,795		72.57
		01/26/2009			1,000,000	2,000,000					
George I. Stoeckert	07/01/2009	6/3 & 6/15 2009						47,500	821,465	81.30	81.40
	07/01/2009	06/03/2009					6,500		528,450		81.40
		06/03/2009			225,000	450,000					
Byron C. Vielehr	01/01/2009	12/08/2008	361,250	722,500							
	02/04/2009	01/26/2009						18,700	307,032	79.58	79.56
	03/04/2009	02/19/2009					4,489		325,789		72.57
		01/26/2009			375,000	750,000					

(1) The stock option awards granted on February 4, 2009 were approved by the C&BC at its meeting on January 26, 2009. This process was consistent with our practice since 2003 to have annual grants of stock options to all employees reviewed and approved by the C&BC at its first meeting of the year (normally the end of January) and to set the grant date associated with those options as five business days after our annual earnings release. In this way, information about our most recent performance has been made public and that news is reflected in the stock price used to determine the exercise price of the stock options. The C&BC also approved an additional grant to Mr. Konidaris at its meeting on February 19, 2009. The stock option grant Mr. Stoeckert received represented an annual equity grant (approved by the C&BC on June 3, 2009) as well as a sign-on grant associated with him joining the Company (approved by the C&BC on June 15, 2009).

The restricted stock grants awarded on March 4, 2009 were approved by the C&BC at its meeting on February 19, 2009. This process was similar to our practice since 2005 (our first grant of restricted stock relative to our performance-based restricted stock opportunity) of having annual grants of restricted stock to all participants reviewed and approved by the C&BC at its February meeting and to set the grant date associated with those restricted shares at a date subsequent to that meeting at the same time that other participants received their awards. In this way, management has adequate time to assess the prior year's performance of all of the participants in our program. In addition, information about our most recent performance has been made public and that news is reflected in the stock price on the date of grant. The restricted stock grant Mr. Stoeckert received was a sign-on grant of restricted stock associated with him joining the Company.

(2) The amounts shown represent the range of non-equity incentive opportunities for each named executive officer under our annual cash incentive plan, or CIP. This plan is described in the "Compensation Discussion & Analysis" above.

On February 19, 2009, the C&BC designated the named executive officers as participants in the CIP and established a maximum annual cash incentive opportunity of eight-tenths of one percent of our 2009 earnings before taxes for our Chairman and CEO and five-tenths of one percent of our 2009 earnings before taxes for each of our other named executive officers.

In determining whether to award at year-end the maximum annual cash incentive generated by the pre-tax earnings formula, the C&BC also established four measures or goals of our performance weighted as follows: 30% to revenue growth; 30% to growth in EPS and operating income; 30% to customer satisfaction; and 10% to team member engagement. A target level of performance was established for each performance goal, which would result in a full incentive payout being earned if the target for the measure was achieved. Achievement below the target would result in a smaller or no incentive payout for that measure and achievement above the target would yield a larger incentive payout. The potential range of incentive payout for each performance goal was 0% to 200% of target; the amounts shown are the target (100%) and maximum (200%) aggregate amounts for the four performance goals. The threshold or minimum level of payment is 0%. In addition to the quantitative results the C&BC also considered qualitatively the Company's overall performance relative to appropriate external peer companies such as the compensation comparison group, business competitors in the information industry, and the S&P 500 group of companies as well as a consideration of relevant internal factors as noted in the "Compensation Discussion and Analysis."

Under our 2009 annual cash incentive plan, payouts to individual named executive officers were subject to a discretionary adjustment based upon the goal leadership ratings; judgment may be applied relative to the individual's demonstrated outcomes on behalf of our strategy that are well above or well below that of the overall executive team. Such adjustments could positively or negatively impact the final award to the named executive officer for our performance. However, the total incentive payout for the four company performance goals plus any individual discretionary adjustment could not exceed the maximum annual cash incentive opportunity generated by the pre-tax earnings formula as described above. A detailed description of these non-equity plan-based awards is set forth above in our "Compensation Discussion & Analysis."

(3) For 2009, each named executive officer had the opportunity to be awarded a grant of restricted stock units after the conclusion of the fiscal year. Such awards were based on performance against the same company goals used by the C&BC in determining payout under the CIP described above in footnote 2 and in our "Compensation Discussion & Analysis" including the discretionary adjustment component for individual performance. The 2009 performance-based restricted stock unit opportunity was a target opportunity expressed in dollars, not a number of units, as noted in the table above. Awards were determined by the C&BC at its meeting on February 18, 2010; the dollar value and number of units actually granted for each named executive officer's award is noted in our "Compensation Discussion & Analysis" above and will be reported as an equity grant in our 2011 proxy statement as part of 2010 compensation. The value of such grants will be included in the "Stock Awards" column of the "Summary Compensation Table" in the 2011 proxy statement.

Based on performance, the actual award could be equal to or greater than this target opportunity, however, the dollar award was additionally capped by D&B's total shareholder return or TSR performance versus that of the compensation comparison group and the S&P 500 as noted in our "Compensation Discussion & Analysis." After the performance period, the dollar amount awarded to the named executive officer was converted into a grant of restricted stock units. The actual number of restricted stock units granted is determined by dividing the dollar value earned by the average fair market value (*i.e.*, mean of high and low trading prices) of our common stock in a 30-day period prior to the C&BC meeting and approval date. The restricted stock unit grants vest as follows: 20% on the first anniversary of the date of grant, an additional 30% on the second anniversary of the date of grant and the remaining 50% on the third anniversary of the date of grant. A detailed description of these equity plan-based awards is set forth above in our "Compensation Discussion & Analysis."

(4) The restricted stock amounts shown with a grant date of March 4, 2009 were granted under our 2000 SIP and were based on achievement against the performance-based maximum restricted stock opportunity established in and for 2008. These awards were contingent on the same measures and performance goals that were used by the C&BC in determining payout under the 2008 annual cash incentive plan as described in our 2009 proxy statement. These performance goals included: revenue growth (25%); growth in EPS and operating income (25%); strategy execution goal (20%); customer satisfaction (20%) and team member engagement (10%). The restricted stock awards, earned for 2008 performance, were granted after the conclusion of the fiscal year and upon approval by the C&BC at its February 19, 2009 meeting.

These shares represent up to 100% of the 2008 maximum performance-based restricted stock opportunity as explained above in our "Compensation Discussion & Analysis" under "2009 Performance-based Restricted Stock Grant."

Mr. Stoeckert received a sign-on grant of restricted stock upon joining the Company.

The 2009 restricted stock awards vest as follows: 20% on the first anniversary of the date of grant, an additional 30% on the second anniversary of the date of grant and the remaining 50% on the third anniversary of the date of grant.

If the named executive officer's employment with D&B terminates for any reason prior to the first anniversary of the grant date or for any reason (excluding death, disability or retirement) after the first anniversary of the grant date, the named executive officer forfeits all rights to and interests in the unvested restricted shares. If a named executive officer is terminated due to retirement, death or disability on or after the first anniversary of the grant date, any unvested restricted shares become fully vested as of the termination date.

(5) On January 26, 2009, the C&BC approved stock option grants to each of our named executive officers under our 2000 SIP. The C&BC also approved an additional grant to Mr. Konidaris at its meeting on February 19, 2009. All stock options are non-qualified, become exercisable in four equal installments commencing on the first anniversary of the date of grant, and have an expiration date of ten years from date of grant. Mr. Stoeckert received a grant of stock options under the 2009 SIP on July 1, 2009 upon joining the Company.

If a named executive officer's employment with D&B terminates for any reason other than death, disability or retirement after the first anniversary of the date of grant or for any reason prior to the first anniversary of the date of grant, any exercisable option may only be exercised during the 30-day period following the date of termination under the 2000 SIP (awards granted before May 5, 2009) or 90-day period under the 2009 SIP (awards granted on or after May 5, 2009). If a named executive officer's employment is terminated for death or disability after the first anniversary of the date of grant, the option will immediately vest in full and may thereafter be exercised during the lesser of five years following the date of termination or the original expiration date. If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised vested options may be exercised during the shorter of the remaining term of the options or five years after the date of termination.

(6) Amounts shown represent the grant date fair value, as calculated in accordance with GAAP, without regard to our forfeiture assumptions. As noted above, the grant of restricted stock on March 4, 2009 was for 2008 performance and the stock option grant on February 4, 2009 was part of the named executive officer's 2009 equity-based compensation. For more information on how we value stock-based awards (including assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal year ending December 31, 2009. These assumptions may or may not be fulfilled. The amounts shown cannot be considered predictions of future value. In addition, the options will gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

(7) In accordance with our 2000 SIP and 2009 SIP, all stock options have an exercise price equal to the mean of the high and low trading prices of our common stock on the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth a summary of all outstanding equity awards held by each of our named executive officers as of December 31, 2009:

	Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Steven W. Alesio	02/09/04	83,550	—	53.300	2/9/2014		
	02/25/05	104,400	—	60.535	2/25/2015		
	02/09/06	56,475	18,825	71.275	2/9/2016		
	02/08/07	34,050	34,050	88.040	2/8/2017		
	02/06/08	21,750	65,250	88.365	2/6/2018		
	02/04/09	—	97,100	79.580	2/4/2019		
	02/23/07					12,503	
	02/22/08					18,775	
	03/04/09					23,270	
							4,602,215
Anastasios G. Konidaris	03/11/05	16,600	—	61.965	3/11/2015		
	02/09/06	7,200	2,400	71.275	2/9/2016		
	02/08/07	4,550	4,550	88.040	2/8/2017		
	03/01/07	1,250	1,250	88.330	3/1/2017		
	02/06/08	3,925	11,775	88.365	2/6/2018		
	02/04/09	—	17,500	79.580	2/4/2019		
	02/19/09	—	5,000	75.450	2/19/2019		
	02/23/07					1,590	
	02/22/08					3,188	
	03/04/09					4,190	
							756,630
Sara Mathew	08/20/01	75,000	—	31.355	8/20/2011		
	12/19/01	100,000	—	36.160	12/19/2011		
	02/12/03	56,500	—	34.165	2/12/2013		
	02/09/04	54,300	—	53.300	2/9/2014		
	02/25/05	43,000	—	60.535	2/25/2015		
	02/09/06	26,325	8,775	71.275	2/9/2016		
	02/08/07	16,600	16,600	88.040	2/8/2017		
	03/01/07	25,000	25,000	88.330	3/1/2017		
	02/06/08	11,175	33,525	88.365	2/6/2018		
	02/04/09	—	50,000	79.580	2/4/2019		
	02/23/07					5,829	
	02/22/08					9,152	
	03/04/09					11,971	
							2,273,940
George I. Stoeckert	07/01/09	—	47,500	81.300	7/1/2019		
	07/01/09					6,500	
							548,405
Byron C. Vielehr	08/02/05	48,300	—	63.870	8/2/2015		
	02/09/06	10,725	3,575	71.275	2/9/2016		
	02/08/07	6,750	6,750	88.040	2/8/2017		
	02/06/08	4,200	12,600	88.365	2/6/2018		
	02/04/09	—	18,700	79.580	2/4/2019		
	02/23/07					2,369	
	02/22/08					3,720	
	03/04/09					4,489	
							892,466

(1) Stock options granted to the named executive officers prior to February 9, 2004 become exercisable in three equal annual installments commencing on the third anniversary of the date of grant. Stock options granted to the named executive officers on or after February 9, 2004 become exercisable in four equal annual installments commencing on the first anniversary of the date of grant. If employment terminates for any reason other than death, disability or retirement after the first anniversary of the date of grant or for any reason prior to the first anniversary of the date of grant, any exercisable option may only be exercised during the 30-day period following the date of termination under the 2000 SIP (awards granted before May 5, 2009) or 90-day period under the 2009 SIP (awards granted on or after May 5, 2009). If employment is terminated for death or disability after the first anniversary of the date of grant, the option will immediately vest in full and may thereafter be exercised during the lesser of five years following the date of termination or the original expiration date. If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised vested options may be exercised during the shorter of the remaining term of the options or five years after the date of termination.

(2) Grants of restricted shares vest 20% on the first anniversary of the grant date, 30% on the second anniversary of the grant date, and the remaining 50% on the third anniversary of the grant date. If the named executive officer's employment with D&B terminates for any reason prior to the first anniversary of the grant date or for any reason (excluding death, disability or retirement) on or after the first anniversary of the grant date, the named executive officer forfeits all rights to and interests in the unvested restricted shares. If a named executive officer is terminated due to retirement, death or disability on or after the first anniversary of the grant date, any unvested shares become fully vested as of the termination date.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth the number of shares acquired and the value realized by the named executive officers upon the exercise of stock options and the vesting of restricted stock awards during the fiscal year ended December 31, 2009:

	Option Exercises And Stock Vested			
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Steven W. Alesio	252,500	10,818,595	28,186	2,060,801
Anastasios G. Konidaris	—	—	3,150	230,369
Sara Mathew	—	—	12,361	903,880
Byron C. Vielehr	—	—	12,082	889,776

PENSION BENEFITS TABLE

The following table sets forth a summary of the defined benefit pension benefits for each named executive officer as of December 31, 2009:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Steven W. Alesio	Executive Retirement Plan	9.0	9,464,258	—
	Pension Benefit Equalization Plan	5.4	532,528	—
	Retirement Account	5.4	80,966	—
Anastasios G. Konidaris	Executive Retirement Plan	4.9	753,115	—
	Pension Benefit Equalization Plan	1.3	7,235	—
	Retirement Account	1.3	15,120	—
Sara Mathew	Executive Retirement Plan	8.4	4,318,597	—
	Pension Benefit Equalization Plan	4.8	200,882	—
	Retirement Account	4.8	70,805	—
George I. Stoeckert	Executive Retirement Plan	0.5	—	—
	Pension Benefit Equalization Plan	0.0	—	—
	Retirement Account	0.0	—	—
Byron C. Vielehr	Executive Retirement Plan	4.5	929,568	—
	Pension Benefit Equalization Plan	0.9	11,905	—
	Retirement Account	0.9	12,543	—

Our pension plans for executives are as follows:

- A tax qualified cash balance pension plan, referred to as the Retirement Account;
- A non-qualified excess benefit plan, referred to as the Pension Benefit Equalization Plan, or PBEP; and
- The Executive Retirement Plan, or ERP.

Under the Retirement Account and PBEP years of credited service are counted starting one year after date of hire. Under the ERP, years of credited service are counted as of the date of hire to ensure that the named executive officer can attain a competitive retirement benefit at normal retirement age. The following actuarial assumptions were used in the calculation of the benefits in the Pension Benefits Table:

- The present value of the accumulated benefit column reflects the value of the accrued pension benefit payable at normal retirement under each plan in which the executive participates as of December 31, 2009;
- Normal retirement is defined as age 65 in the Retirement Account and PBEP. The ERP does not define normal retirement so the values reflect payment at the first age at which unreduced benefits are payable from the plan or age 55;
- The interest rate as of December 31, 2009 was 5.72% and the mortality is based on the RP2000 Healthy Annuitant table projected to 2017 mortality; and
- Present values at assumed retirement ages are discounted to each individual's current age using an interest only discount with no mortality.

Normal forms of payment have been reflected for each plan unless the named executive officer has elected a lump sum in either the PBEP or ERP. Messrs. Alesio and Vielehr have lump sum elections in effect for both the

PBEP and ERP. The interest rates used to value the lump sum at the assumed retirement date are the December 2009 Code section 417(e) segment rates and the mortality assumption is the Code section 417(e) mortality table for 2010 per plan provisions.

Retirement Account. The Retirement Account was frozen for all of our employees effective July 1, 2007. The accrued benefit in the Retirement Account for all non-vested participants active as of June 30, 2007 became 100% vested. As a result of the pension freeze, no additional benefits have accrued under the Retirement Account, although existing balances will continue to accrue interest, and the plan was closed to new participants.

At the same time and to offset the impact of the pension freeze on our employees, we provided replacement benefits through an increase in our 401(k) company match. Therefore, as of July 1, 2007 the 401(k) company match was increased from $0.50 per $1.00 of employee contribution up to a maximum of 3% of eligible compensation to $1.00 per $1.00 up to a maximum of 7%. This increase remained in effect until March 1, 2009, at which time it was adjusted to $0.50 per $1.00 up to a maximum of 1.5% in response to the Company's strategy to manage overall expenses effectively within the context of a challenging economic environment. The named executive officers, however, voluntarily elected not to participate in the company 401(k) match for the remainder of 2009 after March 1, 2009 adjustment. Effective April 1, 2010, the Company is increasing the 401(k) match to $0.50 per $1.00 up to a maximum of 3.5%, which represents a 50% restoration of the 7% maximum provided before 2009 adjustment.

The Retirement Account's normal retirement age is 65, although participants age 55 or older with at least ten years of service can elect to retire early. Upon termination of employment, a vested participant can elect to receive immediately 50% of his or her benefit as a lump sum or annuity, with the residual 50% being paid at age 55 or later. In addition, if a participant meets the requirements for an Early or Normal Retirement, the participant can elect to receive 50% of his or her benefit as a lump sum and the remainder as an annuity or his or her entire benefit as an annuity. The single life annuity option provides the highest monthly dollar amount under the Retirement Account. A participant can elect other annuity options that provide lower monthly dollar amounts because they are reduced to provide participants with an actuarial equivalent value.

Pension Benefit Equalization Plan. Effective July 1, 2007 the PBEP was also frozen for all of our employees. As a result of the freeze, no additional benefits will accrue under this plan, although existing balances will continue to accrue interest, and the plan was closed to new participants.

Executive Retirement Plan. The ERP is offered to our key management employees designated by our Chief Executive Officer who are responsible for the management, growth or protection of our business. The ERP provides a target annual benefit equal to 4% of a participant's average final compensation (salary plus actual cash incentive) for the first 10 years of service to a maximum benefit percentage of 40% of the participant's average final compensation. This benefit is reduced by 15% for vested participants who leave prior to age 55 or who were age 50 or over as of July 1, 2007. Average final compensation is equal to the participant's highest consecutive 60 months of compensation out of their last 120 months. A participant is 100% vested in the applicable benefit upon completion of 5 years of participation in the plan.

The target annual benefit payment from the ERP is offset by any pension benefits earned in the Retirement Account, PBEP or any other pension plan sponsored by D&B or one of its affiliates and the participant's estimated Social Security retirement benefit. Compensation used in determining the ERP benefit includes base salary, cash bonus payments, commissions, bonus buyouts as a result of job changes and lump sum payments in lieu of merit increases. The normal form of benefit payment under the ERP is a Straight Life Annuity for single participants and a fully subsidized joint and 50% survivor annuity for married participants. However, participants have the option to elect to receive a portion of their benefit as a lump sum payment. The lump sum election is only valid if the participant remains employed by D&B for 12 consecutive calendar months following the date of their election.

The interest rates used to value the lump sum at the assumed retirement date are the December 2009 Code section 417(e) segment rates and the mortality assumption is the Code section 417(e) mortality table for 2010. Benefit payments under the ERP begin the later of attainment of age 55 or the first of the month following the date a participant retires. If a participant dies while actively employed, his or her spouse is entitled to receive 50% of the benefit that otherwise would have been payable to the participant at age 55. If a participant dies while receiving benefit payments, the surviving spouse receives a benefit equal to 50% of what the participant was receiving. In the event a participant becomes totally and permanently disabled, he or she will receive annual disability payments equal to 60% of his or her compensation offset by any other disability income the participant is receiving.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

The following table sets forth a summary of the non-qualified deferred compensation benefits of each named executive officer as of December 31, 2009:

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distrbutions in Last FY ($)	Aggregate Balance at Last FY ($)
Steven W. Alesio	Key Employee Non-Qualified Deferred Compensation Plan	—	—	76,615	—	2,144,440
Anastasios G. Konidaris	Key Employee Non-Qualified Deferred Compensation Plan	—	—	—	—	—
Sara Mathew	Key Employee Non-Qualified Deferred Compensation Plan	985,096	—	111,049	—	3,461,783
George I. Stoeckert	Key Employee Non-Qualified Deferred Compensation Plan	—	—	—	—	—
Byron C. Vielehr	Key Employee Non-Qualified Deferred Compensation Plan	—	—	—	—	—

Key Employees' Non-qualified Deferred Compensation Plan. The Key Employees' Non-qualified Deferred Compensation Plan, or NQDCP, is a voluntary plan which allows participants to defer, in 5% increments, up to 75% of their base salary and 100% of their annual cash incentive payments or restricted stock unit awards. In 2009, Ms. Mathew was the only named executive officer who elected to participate in the plan. Participants may elect to enroll in the NQDCP each calendar year but once their elections are made they are irrevocable for the covered year. Participants can elect to invest their deferrals in the same investment funds that are offered in our 401(k) Plan. Participants can elect to transfer their balances among other funds on a daily basis subject to our Insider Trading Policy. All amounts deferred by our named executive officers in prior years have been reported in the Summary Compensation Table in our previously filed proxy statements in the year earned, provided the individual was a named executive officer for that year for purposes of the SEC's executive compensation disclosure.

At the time the participant elects to enroll they must also indicate the timing of the distribution of their deferral. Participants may elect to receive their payments at a specified time period following their deferral (deferral must be for a minimum of three years) or upon their termination of employment. Distributions paid for a specified time period deferral are paid in a lump sum. Distributions paid upon termination can be paid in a lump sum, five annual installments or ten annual installments. In addition, lump sum payments are made in the event of a participant's death or disability and upon a change in control of D&B.

The investment earnings received are based on the performance of their selected investment funds noted in the following table:

Investment Fund Option	2009 Annual Return
BTC Balanced Index	18.72%
BTC International Equity Index	30.07%
BTC Mid and Small Cap Index	34.94%
BTC S&P 500 Index	26.85%
Black Rock Small Cap Growth	34.74%
Fidelity Blue Chip Growth	44.96%
Fidelity Diversified International	31.78%
Fidelity Equity Income	29.54%
Fidelity Low Price Stock	39.08%
Munder Mid Cap Core Growth	32.80%
Northern Small Cap Value	17.77%
Perkins Mid Cap Value	30.37%
PIMCO Total Return	13.83%
Stable Value Fund	3.70%
D&B Stock Fund	11.17%
BTC LifePath Retirement	19.83%
BTC LifePath 2010	20.01%
BTC LifePath 2015	22.24%
BTC LifePath 2020	24.29%
BTC LifePath 2025	25.96%
BTC LifePath 2030	27.47%
BTC LifePath 2035	28.87%
BTC LifePath 2040	30.06%
BTC LifePath 2045	31.04%

OVERVIEW OF EMPLOYMENT, CHANGE IN CONTROL AND SEVERANCE ARRANGEMENTS

Employment Agreement with Steven W. Alesio

In connection with his transition to Chairman and Chief Executive Officer, on December 31, 2004 we entered into an employment agreement with Mr. Alesio, as amended on June 29, 2007, December 13, 2007, December 8, 2008, and December 11, 2009. The terms of the agreement and each amendment were established and approved by the C&BC, with input from our independent compensation consultant and external legal counsel. Pursuant to the agreement, as amended, Mr. Alesio served as our Chief Executive Officer from January 1, 2005 through December 31, 2009 and as our Chairman of the Board since May 31, 2005.

Pursuant to the agreement, as amended, Mr. Alesio's employment will end on June 30, 2010 (subject to earlier termination as set forth therein). Mr. Alesio is entitled to a minimum annual base salary of $750,000 that may be increased by the Board of Directors as it deems appropriate. Mr. Alesio is also eligible to earn an annual cash incentive award based on the achievement of such goals and performance measures (including financial and employee satisfaction goals) as may be established by the C&BC from year to year. Mr. Alesio's target annual cash incentive opportunity is at least 130% of his base salary and his maximum annual cash incentive award is 200% of his target annual cash incentive opportunity (*i.e.*, at least 260% of his annual base salary).

Mr. Alesio is also entitled to annual equity-based awards at a level commensurate with his position at the discretion of the C&BC. The agreement also provides that Mr. Alesio is currently, and will remain, fully vested in his accrued benefit under the ERP.

If, during the term of his contract, we terminate Mr. Alesio's employment without cause (cause is generally defined as a willful failure to perform his material duties or conviction of a felony) or Mr. Alesio terminates his employment for good reason (generally, an unfavorable change in employment status, a required relocation or a material willful breach of the agreement by D&B), he will be entitled to the following benefits:

- subject to his execution of a release of claims, a lump sum payment equal to two times the sum of his annual base salary and his target annual cash incentive;
- a lump sum payment equal to a pro rata portion of his target annual cash incentive for the year of the termination;
- an enhanced benefit under our ERP (computed based on continued employment and an annual target cash incentive for two years); and
- continued medical and dental coverage for two years.

All equity awards granted to Mr. Alesio on or after 2005 are treated in accordance with the applicable grant agreement.

If Mr. Alesio dies or becomes disabled (as defined in the agreement), in addition to his base salary through the date of death or disability, Mr. Alesio or his estate will be entitled to a pro rata portion of his target annual cash incentive for the year of the death or disability, and immediate vesting of all stock options granted to him (except that stock options held for less than one year will be forfeited).

Mr. Alesio has agreed to customary restrictive covenants, including a covenant not to compete with D&B during his employment and for one year after separation of his employment. In addition, Mr. Alesio signed a Detrimental Conduct Agreement that requires him to return a portion of the amounts received pursuant to any equity awards if, during his employment and for two years thereafter, Mr. Alesio engages in "detrimental conduct," which includes working for a competitor, disclosing confidential D&B information and acting otherwise than in the interests of D&B.

Mr. Alesio will also be entitled to certain benefits under a change in control agreement he entered into with D&B and his change in control agreement was extended to coincide with the term of his employment agreement. If Mr. Alesio becomes entitled to similar payments or benefits under his change in control agreement and his employment agreement, he will receive the payments or benefits under the change in control agreement only to the extent such payments or benefits exceed those available under his employment agreement.

Amendment Number 1. Under the terms of Mr. Alesio's original employment agreement dated December 31, 2004, we were not permitted to amend materially the existing Supplemental Executive Benefit Plan or SEBP as it applies to Mr. Alesio, except for amendments to maintain appropriate tax treatment or as required by applicable law. Such provision, for example, would have precluded freezing the SEBP and moving Mr. Alesio's retirement benefit to the ERP, as described above in the "Supplemental Executive Benefit Plan" section. The original employment agreement, therefore, was amended effective June 29, 2007 to provide the Company with the flexibility to amend the SEBP in certain limited ways and to have amendments previously approved by the Compensation & Benefits Committee apply to Mr. Alesio, but only where Mr. Alesio consents to such amendment(s) in writing. As discussed above under the supplemental executive benefits plan or SEBP, Mr. Alesio's SEBP benefit was frozen as of July 1, 2007 and his retirement benefit was transitioned to the ERP.

Amendment Number 2. In connection with our desire to continue Mr. Alesio's employment, we amended his employment agreement effective December 13, 2007. Such renewal included the terms and conditions of his original employment agreement, inclusive of Amendment Number 1 above, with the addition of the following amendments:

- The original employment agreement, as amended, was scheduled to expire on December 31, 2007 and we extended the term for three years, through December 31, 2010;
- We clarified that the amount of severance to be paid would be based on the base salary and the target annual cash incentive, in effect immediately prior to such termination;
- The definition of "retirement" under the 2000 SIP will continue to apply to all equity grants made to Mr. Alesio during the employment term even if such definition changes during that period. Under the 2000 SIP, termination of employment with the Company after attaining age 55 and five years of service is treated as a "retirement." If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised options may be exercised during the shorter of the remaining term of the options or five years after the date of such termination of service. If a named executive officer is terminated due to retirement on or after the first anniversary of the grant date, any unvested shares of restricted stock become fully vested as of the termination date; and
- A new provision was added in compliance with Section 409A of the Internal Revenue Code of 1986, or Section 409A. Under this provision, any payments or benefits in connection with Mr. Alesio's termination of employment that would otherwise be provided during the six-month period immediately following his termination will instead be provided six months and one day after Mr. Alesio's separation from service.

Amendment Number 3. In order to ensure that the language of Mr. Alesio's contract was consistent with the provisions of Section 409A, we amended Mr. Alesio's employment agreement effective December 8, 2008. Specifically, the revisions provided specificity around the timing of certain payments and additional clarification around which events constitute a separation of service as defined under Section 409A. In addition, language was added that confirmed the intention of the Company to administer our deferred compensation plans in compliance with Section 409A. None of the language changes provided for a benefit or right that did not already exist in his agreement.

Amendment Number 4. In connection with the Company's executive succession plan, we amended Mr. Alesio's employment agreement effective December 11, 2009. This amendment confirms that as of January 1, 2010, Mr. Alesio will cease to serve as Chief Executive Officer of the Company, but will continue to serve as a full-time employee of the Company as Chairman of the Board of Directors until June 30, 2010. The amendment delineates the duties and authority of the Chairman of the Board of Directors, including the provision of guidance and counseling to the Chief Executive Officer of the Company. In addition, the amendment sets forth the compensation that Mr. Alesio will receive in 2010, including a base salary, target annual cash incentive opportunity and equity grant at the same rate or level of economic value as provided in 2009. Both base salary and target annual cash incentive opportunity are subject to pro ration for the period of service in 2010. The total economic value of the equity grant provided to Mr. Alesio is 50% in the form of non-qualified stock options and 50% in the form of restricted stock units. The equity grant, which typically would be forfeited if employment ended within one year of the date of grant, is not subject to forfeiture provided that Mr. Alesio remains a full-time employee of the Company and continues to serve as Chairman of the Board through June 30, 2010. The cessation of Mr. Alesio's Chief Executive Officer duties does not constitute "good reason" under the terms of his employment agreement, nor does implementation of the other terms of this amendment, including Mr. Alesio's retirement on June 30, 2010. All other terms of Mr. Alesio's employment agreement and change in control agreement remain unchanged and in full force and effect.

We are not party to employment agreements with any other named executive officers.

Change in Control Agreements

Each of our named executive officers is a party to a change in control agreement that provides for certain benefits upon an actual or constructive termination of employment in connection with an actual or potential change in control of D&B.

If, following an actual or potential change in control, the named executive officer is terminated other than for cause or by reason of death, disability or normal retirement, or the named executive officer terminates his or her employment for good reason (generally, an unfavorable change in employment status, compensation or benefits or a required relocation), the named executive officer shall be entitled to receive:

- a lump-sum payment equal to three times the sum of base salary and the annual target cash incentive then in effect;
- a cash payment in lieu of outstanding stock options and shares of restricted stock held by the named executive officer;
- continuation of welfare benefits and certain other benefits for three years;
- outplacement consulting in an amount equal to the lesser of 20% of the sum of the executive's base salary plus the annual target cash incentive then in effect and $100,000;
- immediate vesting of accrued benefits under the ERP;
- a prorated annual target cash incentive for the year in which the change in control occurs and a full target cash incentive for all other cash incentive plans in effect at the time of termination; and
- payment of any excise taxes due in respect of the foregoing benefits.

Severance Arrangements

Career Transition Plan. Each of our named executive officers other than Mr. Alesio participates in the Career Transition Plan, or CTP. Mr. Alesio's severance benefits are covered by his employment agreement as discussed above.

The CTP generally provides for the payment of benefits if an eligible executive's employment terminates by reason of a reduction in force, job elimination, unsatisfactory performance (not constituting cause, as defined in the CTP) or a mutually agreed-upon resignation. The CTP does not apply to terminations of employment in connection with the sale of stock or assets, or an elimination or reduction of operations in connection with an outsourcing or merger (or other combination, spin-off, reorganization or other similar transaction) if an offer of employment at a comparable base salary is made to the employee by the surviving or acquiring entity.

In the event of an eligible termination, a named executive officer will be paid 40 to 52 weeks of base salary continuation at the rate in effect at the time of termination (half these number of weeks if the executive is terminated by D&B for unsatisfactory performance not constituting cause), payable on the dates the executive's salary would have been paid if employment had not terminated. For the named executive officers, all of whom earn base salaries in excess of $300,000, the number of weeks of base salary continuation is based on years of service with the Company at the time of termination: less than five years, 40 weeks; more than five but less than ten years, 48 weeks; and more than ten years, 52 weeks.

In addition, the executive will receive continued medical and dental insurance benefits during the applicable salary continuation period and will be entitled to such outplacement services during the salary continuation period as are being provided by D&B. Should the executive obtain reemployment prior to the conclusion of the salary continuation period, only 50% of the remaining base salary continuation would be paid to the executive.

Except in the case of a termination by D&B for unsatisfactory performance, the executive also will receive:

- a prorated portion of the actual cash incentive for the year of termination that would have been payable to the executive under the annual cash incentive plan in which the executive is participating, provided that the executive was employed for at least six full months during the calendar year of termination;
- cash payments equal in value to a prorated portion of any "performance-based awards" under our stock incentive plan, provided that the executive was employed for at least half of the applicable performance period; and
- financial planning/counseling services during the salary continuation period to the same extent afforded immediately prior to termination of employment.

The CTP gives our chief executive officer the discretion to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, an eligible executive under the CTP. Any severance benefits paid to a named executive officer above the amounts provided by the CTP require the approval of the C&BC.

Detrimental Conduct Program

We maintain a detrimental conduct program pursuant to which, upon receipt of an equity-based award, employees, including the named executive officers, are required to sign an agreement that requires employees to return a portion of the amounts received pursuant to such award if, during their employment and for one year thereafter (two years in the case of named executive officers), they engage in "detrimental conduct," which includes working for a competitor, disclosing confidential D&B information and acting otherwise than in the interests of D&B. The detrimental conduct agreements also provide D&B with the right to seek injunctive relief should the employee engage in detrimental conduct.

Potential Post-employment Compensation Table

The following table summarizes the potential post-employment compensation that is or may become payable to our named executive officers pursuant to the plans and arrangements described above upon an actual or constructive termination of the named executive officer's employment or a change in control of D&B. The information set forth in the following table is calculated using the assumptions listed below and the triggering events are defined in the applicable plans and agreements. The amounts shown represent summary estimates for the various components based on these assumptions and do not reflect any actual payments to be received by the named executive officers. The components that may be applicable in calculating the post-employment compensation amount include:

- Payments related to base salary and target cash bonus;
- Payments related to vested and unvested stock options and outstanding restricted stock;
- Payments related to retirement benefits such as the ERP and PBEP;
- Value of health and welfare benefits; and
- Value of other benefits such as outplacement and tax gross-up.

Triggering Event & Value ($)	Steven W. Alesio	Anastasios G. Konidaris	Sara Mathew	George I. Stoeckert	Byron C. Vielehr
If Voluntary Termination	21,818,849	503,802	19,345,506	0	1,179,164
% Already Earned	*100%*	*100%*	*100%*	*0%*	*100%*
Forfeitures	*2,674,912*	*916,483*	*2,628,349*	*694,230*	*1,028,853*
If Termination is Due to Disability	28,379,388	4,129,537	22,582,222	594,554	5,355,476
% Already Earned	*77%*	*12%*	*86%*	*0%*	*22%*
Forfeitures	*0*	*481,935*	*1,249,493*	*694,230*	*468,310*
If Involuntary Termination without Cause or Quit for Good Reason	29,751,497	1,239,886	20,598,270	834,615	1,874,768
% Already Earned	*73%*	*41%*	*94%*	*0%*	*63%*
Forfeitures	*2,428,399*	*916,483*	*2,628,349*	*694,230*	*1,028,853*
If Involuntary Termination for Cause	9,715,666	503,802	15,026,910	0	1,179,164
% Already Earned	*100%*	*100%*	*100%*	*0%*	*100%*
Forfeitures	*14,778,095*	*916,483*	*6,946,945*	*694,230*	*1,028,853*
If Change in Control Termination Occurs	38,265,817	9,661,678	34,530,154	9,532,032	10,526,128
% Already Earned	*57%*	*5%*	*56%*	*0%*	*11%*
Forfeitures	*0*	*0*	*0*	*0*	*0*

The amounts in the above table represent the total value of the potential post-employment compensation and the percentages below each amount in the above table indicate how much of that total value has already been earned by the named executive officer (*i.e.*, the value the named executive officer has already earned and would be entitled to in the event of a termination). The remainder is the incremental value payable to the executive as a result of the specific triggering event. For example, the total value of Mr. Alesio's potential post-employment compensation in the event of a termination due to disability is $28,379,388; approximately 77% of that total, or $21,818,849, has already been earned irrespective of the particular triggering event (*e.g.*, value of vested stock options, entire value of defined contribution plan, and part of the value of defined benefit plans) and the approximately 23% remaining, or $6,560,539, is the value due exclusively to the triggering event.

In addition, we have indicated the total value of compensation forfeited as a result of the triggering event. For example, Mr. Alesio would forfeit $2,674,912 in the event of a voluntary termination which consists of forfeited restricted stock of $1,963,290 and forfeited unvested stock options valued at $711,622.

In calculating the amounts set forth in the above table, we have made the following assumptions:

1. **Date and Stock Price.** The stock price assumed for all above triggering events was $84.37, the closing price of our common stock on December 31, 2009.

2. **Severance.** For all executives, we assumed the following severance payments are payable:

- Involuntary termination without cause:
  - Mr. Alesio: Two times his annual base salary plus target annual cash incentive.
  - Other named executive officers: The amount varies based on years of service. Ms. Mathew is entitled to 48 weeks; Mr. Konidaris, Mr. Stoeckert and Mr. Vielehr are entitled to 40 weeks. If the termination is for unsatisfactory performance, then Ms. Mathew is entitled to one-half of the benefit, or 24 weeks; Mr. Konidaris, Mr. Stoeckert and Mr. Vielehr are also entitled to one-half of the benefit, or 20 weeks. The calculation in the above table reflects the full benefit entitlement.
- Involuntary termination for cause:
  - No benefit is provided.
- Change in control termination:
  - Three times annual base salary plus target annual cash incentive for all of the named executive officers.

3. **Target Annual Cash Incentive**

- No benefit is provided for a voluntary termination or involuntary termination for cause.
- In the event of a termination due to disability, no benefit is provided for the named executive officers, other than Mr. Alesio, who is provided with one times his target annual cash incentive pro rated for the period served and factored by performance.
- For an involuntary termination without cause, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served and factored by performance.
- In the event of a termination of employment in connection with a change in control, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served in addition to the severance benefits noted above.
- Assumption for period served in all of the above is 12 months and performance factor assumption is 100%.

4. **Treatment of Unvested Outstanding Equity**

- Unvested stock options and restricted stock are generally forfeited in the event of either a voluntary or involuntary termination, unless the named executive officer is eligible for "Retirement" as defined in the 2000 SIP or 2009 SIP, as applicable, and the unvested equity was granted twelve months or more before termination.
- Generally, unvested stock options and restricted stock granted twelve months or more prior to a termination due to disability vest immediately and unvested equity granted within twelve months of termination due to disability are forfeited.
- In the event of a change in control of D&B, all unvested stock options and restricted stock vest immediately.

5. **Factors Influencing Potential Post-employment Pension Benefit Payments**

- ***Voluntary Termination*:** A termination date of December 31, 2009 is assumed and all payments, except for a Retirement Account lump sum payment, will begin at age 55. Messrs. Konidaris and Vielehr are not vested in their ERP pension benefits, so their respective pension benefit is zero in every triggering event other than a change in control and termination due to disability.

- ***Termination Due to Disability*:** Assumption is made that each named executive officer would remain disabled until age 65. The value of the ERP plan is increased to reflect the additional years of benefit accrual up to age 65. The ERP also has a disability benefit which pays an annuity equal to 60% of their pre-disability income, less any disability plan benefit, for each year up through age 65.
- ***Involuntary Termination without Cause or Resignation for Good Reason*:** Payments under the Retirement Account, PBEP and ERP are the same as under voluntary termination.
- ***Involuntary Termination for Cause*:** Payments under the Retirement Account and PEBP are the same as under voluntary termination. Under the terms of the ERP, no benefit is due.
- ***Change in Control Termination*:** Retirement Account benefit amount remains the same as under voluntary termination. ERP benefits are greater since under the change in control provisions, up to 3 years of service are added to the calculation. However, when additional service is added to actual service, total service cannot exceed 10 years. Further, the PBEP and ERP use a more favorable interest rate to calculate the lump sum payment. In addition, all benefits are paid as a lump sum and are made as soon as possible after the change in control, versus age 55 in the other triggering events.

6. **Deferred Compensation.** All of the triggering events include D&B's contributions plus any earnings in the qualified defined contribution plan (*i.e.*, our 401(k) Plan).

7. **Excise Tax.** The change in control triggering event includes any excise tax and gross-up due to the Internal Revenue Service.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and certain of our officers, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. These individuals are required by SEC regulation to furnish D&B with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to D&B, we believe that during 2009 all Section 16(a) filing requirements applicable to our insiders were complied with.

OTHER MATTERS

We know of no matters, other than those referred to herein, which will be presented at the Annual Meeting. If, however, any other appropriate business should properly be presented at the meeting, the persons named in the form of proxy will vote the proxies in accordance with their best judgment.

INFORMATION CONTAINED IN THIS PROXY STATEMENT

The information under the captions "Report of the Audit Committee" and "Report of the Compensation & Benefits Committee" does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other D&B filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate these reports by reference therein.

The information on our website (*www.dnb.com*) is not, and shall not be deemed to be, a part of this proxy statement, or incorporated into any other filings we make with the SEC.

SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

Shareholder proposals intended to be included in our proxy statement for the Annual Meeting of Shareholders in 2011 must be received by our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708 no later than November 25, 2010. We will consider written proposals received by that date in accordance with regulations governing the solicitation of proxies.

Under our bylaws, shareholder proposals for the 2011 Annual Meeting of Shareholders that are not intended to be included in our proxy statement must be received by our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708 between January 4, 2011 and February 3, 2011.

For a shareholder seeking to nominate a candidate for our Board of Directors, notice must be provided in writing to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708. The notice must describe various matters regarding the nominee, including, among other things, name, age and business address of the nominee, certain monetary arrangements between the nominee and the nominating shareholder, and the nominee's written consent to being named in the proxy statement and to serving as a director if elected, and other specified matters. For a shareholder seeking to bring other business before a shareholder meeting, the written notice must include, among other things, a description of the proposed business, the text of the proposal, the reasons for conducting such business at the meeting, any material interest in such business of the proposing shareholder, and other specified matters. In each case, the notice must also include information regarding the proposing shareholder, including the name and address of such shareholder and class and number of shares owned by such shareholder. The specific requirements that are summarized in this paragraph may be found in our bylaws.

Any shareholder desiring a copy of our bylaws will be furnished one without charge upon written request to our Corporate Secretary or may obtain a copy from the Corporate Governance information in the Investors section of our website (*www.dnb.com*). A copy of our bylaws is also filed as an exhibit to our Current Report on Form 8-K filed on December 11, 2009 and is available at the SEC website (*www.sec.gov*).

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SCHEDULE I

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF TOTAL REVENUE TO CORE REVENUE
AND
THE EFFECT OF FOREIGN EXCHANGE ON CORE REVENUE GROWTH

	For The Year Ended December 31,		
	2009	2008	
	($ in millions)		Growth Rate
Total Revenue	$1,687.0	$1,726.3	(2)%
Less: Revenue from Divested Businesses	21.9	47.7	(54)%
Core Revenue (1)	$1,665.1	$1,678.6	(1)%
Less: Effect of Foreign Exchange			(2)%
Core Revenue Before the Effect of Foreign Exchange			1%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2009 for a discussion of our use of core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

SCHEDULE II

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO D&B TO DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO D&B (ON A CONTINUING OPERATIONS BASIS) BEFORE NON-CORE GAINS AND (CHARGES)

	For The Year Ended December 31,		
	2009	2008	Growth Rate
Diluted EPS Attributable to D&B (Reported)	$ 5.99	$ 5.58	7%
Impact of Non-Core Gains and (Charges):			
Restructuring Charges	(0.28)	(0.36)	
Impaired Intangible Assets	(0.04)	—	
Gain associated with Beijing D&B HuiCong Market Research Co. Ltd. Joint Venture	—	0.01	
Settlement of Legacy Tax Matter Arbitration	0.02	0.09	
Tax reserve true-up for the settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	—	0.14	
Favorable resolution of Global Tax Audits including the Liquidation of Dormant International Corporations and / or Divested Entities	—	0.41	
Interest on IRS Deposit	—	0.02	
Benefits Derived From Worldwide Legal Entity Simplification	0.68	—	
Gain on Disposal of Italian Domestic Business	0.19	—	
Income from Discontinued Operations, Net of Income Taxes	—	0.02	
Diluted EPS Attributable to D&B (On a Continuing Basis)—Before Non-Core Gains and (Charges) (1)	$ 5.42	$ 5.25	3%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2009 for a discussion of our use of Diluted EPS before non-core gains and (charges) and why management believes this measure provides useful information to investors.

SCHEDULE III

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED OPERATING INCOME TO OPERATING INCOME BEFORE NON-CORE GAINS AND (CHARGES)

	For The Year Ended December 31,		
	2009	2008	Growth Rate
	($ in millions)		
Operating Income (Reported)	$464.5	$469.7	(1)%
Impact of Non-Core Gains and (Charges):			
Restructuring Charges	(23.1)	(31.4)	
Impaired Intangible Assets	(3.0)	—	
Operating Income Before Non-Core Gains and (Charges) (1)	$490.6	$501.1	(2)%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2009 for a discussion of our use of operating income before non-core gains and (charges) and why management believes this measure provides useful information to investors.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2009
Commission file number 1-15967

The Dun & Bradstreet Corporation
(Exact name of registrant as specified in its charter)

Delaware	**22-3725387**
(State of incorporation)	**(I.R.S. Employer Identification No.)**
103 JFK Parkway, Short Hills, NJ	**07078**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (973) 921-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**
Preferred Share Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2009, the aggregate market value of all shares of Common Stock of The Dun & Bradstreet Corporation outstanding and held by nonaffiliates* (based upon its closing transaction price on the New York Stock Exchange Composite Tape on June 30, 2009) was approximately $4.256 billion.

As of January 31, 2010, 50,998,069 shares of Common Stock of The Dun & Bradstreet Corporation were outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of shareholders scheduled to be held on May 4, 2010, are incorporated into Part III of this Form 10-K.

* Calculated by excluding all shares held by executive officers and directors of the registrant. Such exclusions will not be deemed to be an admission that all such persons are "affiliates" of the registrant for purposes of federal securities laws.

INDEX

PART I

Item 1. *Business*

Overview

The Dun & Bradstreet Corporation ("D&B" or "we" or "our" or the "Company") is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for over 168 years. Our global commercial database contains more than 150 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

D&B provides solution sets that meet a diverse set of customer needs globally. Customers use D&B Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; D&B Sales & Marketing Solutions™ to increase revenue from new and existing customers; and D&B Internet Solutions™ to convert prospects into clients faster by enabling business professionals to research companies, executives and industries.

Our Aspiration and Our Strategy

Our strategy reflects that D&B is a company that has been and remains committed to delivering Total Shareholder Return ("TSR"). To achieve this objective, we remain focused on three key drivers of TSR over time: revenue growth; margin expansion; and maintaining a disciplined approach to deploying our free cash flow. These have been the central drivers of our success, and they will remain the key areas of focus for us going forward. We continue to execute our strategy in the following ways:

- First, we remain focused on the commercial marketplace and continuing to be the world's largest and best provider of insight about businesses. This is reflected in our aspiration, which is "To be the most trusted source of commercial insight so our customers can Decide with Confidence®."
- Second, maintaining our fundamental competitive advantage in the market place (i.e. data quality), We will continue to improve our data quality through better coverage and we will provide new value to our customers by leveraging recent advances in technology.
- Third, we will leverage our data assets to better enhance our products and services within our three solution sets: Risk Management Solutions business ("RMS"), Sales & Marketing Solutions business ("S&MS") and Internet Solutions. To accomplish this, we will invest in a new technology platform that is scalable and far more agile, so we can meet emerging customer demands faster, and at a much lower cost over time.

Our strategy relies on four core competitive advantages that support our commitment to driving TSR and our aspiration to be the most trusted source of commercial insight so our customers can Decide with Confidence®. These core competitive advantages include our:

- Trusted Brand;
- DUNSRight Quality Process;
- Winning Culture; and
- Financial Flexibility.

For the reasons described below, we believe that these core competitive advantages will continue to drive our growth and profitability going forward.

Trusted Brand

The D&B® brand dates back to the founding of our company in 1841. We believe that the D&B brand is unique in the marketplace, standing for trust and confidence in commercial insight; our customers rely on D&B and the quality of our brand when they make critical business decisions.

DUNSRight Quality Process

DUNSRight is our proprietary quality process that powers all of our customer solution sets and serves as our key strategic differentiator as a commercial insight company.

The foundation of our DUNSRight Quality Process is Quality Assurance, which includes over 2,000 separate automated and manual checks to ensure that data meets our high quality standards.

In addition, our five DUNSRight Quality Drivers work sequentially to enhance the data and make it useful to our customers in making critical business decisions.

The process works as follows:

- **Global Data Collection** brings together data from a variety of sources worldwide;
- We integrate the data into our database through our patented **Entity Matching**, which produces a single, more accurate picture of each business;
- We apply the **D-U-N-S® Number** as a unique means of identifying and tracking a business globally throughout every step in the life and activity of the business;
- We use **Corporate Linkage** to enable our customers to view their total risk or opportunity across related businesses; and
- Finally, our **Predictive Indicators** use statistical analysis to rate a business' past performance, to predict how a business is likely to perform in the future.

Winning Culture

Our culture is focused on developing strong leaders, because we believe that great leadership drives great results, improves customer satisfaction and helps increase TSR. To build such leadership, we have developed and deployed a consistent, principles-based leadership model throughout our Company.

Our leadership development process ensures that team member performance goals and financial rewards are linked to our strategy. In addition, we link a component of the compensation of each of our senior leaders to our overall financial results. Our leadership development process also enables team members, which include our management and employees, to receive ongoing feedback on their performance goals and on their leadership. All team members are expected to have personal leadership action plans that are focused on their own personal development, building on their leadership strengths and working on their areas of development.

We have a talent assessment process that provides a framework to assess and improve skill levels and performance across the organization and which acts as a tool to aid talent development and succession planning. We also administer an employee engagement survey that enables team members worldwide to provide feedback on areas that will improve their performance, drive customer satisfaction and evolve our winning culture.

Financial Flexibility

Financial Flexibility is an ongoing process that reallocates our spending from low-growth or low-value activities to activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. We are committed through this process to examining how every dollar is spent, and optimizing between variable and fixed costs to ensure flexibility in changes to our operating expense base as we make strategic choices. This enables us to continually and systematically identify improvement opportunities in terms of quality, cost and customer experience. In executing our Financial Flexibility process we seek to improve, standardize, consolidate and automate our business functions.

Segments

We currently manage and report our business globally through two segments:

- North America (which consists of our operations in the United States ("U.S.") and Canada); and
- International (which consists of our operations in Europe, Asia Pacific and Latin America).

As of January 1, 2009, we began managing our operations in Canada as part of our renamed "North America" segment (formerly our U.S. segment) and have reclassified our historical results set forth in this Annual Report on Form 10-K to reflect this change. Prior to January 1, 2009, we reported the results of our Canadian operations together with our International segment.

North America. Our North America segment accounted for 78%, 79% and 81% of our total revenue for the years ended December 31, 2009, 2008 and 2007, respectively.

International. We conduct business internationally through our wholly-owned subsidiaries, joint ventures that we hold a majority interest in, independent correspondents, strategic relationships through our D&B Worldwide Network® and minority equity investments. The International segment, which primarily represents revenue generated through our subsidiaries, accounted for 22%, 21% and 19 % of our total revenue for the years ended December 31, 2009, 2008 and 2007, respectively.

Since 2000, we have entered into strategic relationships with strong local players throughout the world that we do not control and who have become part of our D&B Worldwide Network, operating under commercial agreements. Our D&B Worldwide Network enables our customers globally to make business decisions with confidence, because we incorporate data from the members of the D&B Worldwide Network that has been put through the DUNSRight Quality Process into our database and utilize it in our customer solutions. Our customers, therefore, have access to a more powerful database and global solution sets they can rely on to make their risk management, sales and marketing decisions. Over the last few years, we have strengthened our position in our International segment through majority-owned joint ventures in Japan, China and India.

In addition, we have from time-to-time, acquired complementary businesses, products and technologies. For example:

- In 2007, we acquired First Research, Inc., Purisma Incorporated, AllBusiness.com, Inc. and substantially all of the assets of n2 Check Limited and substantially all of the assets and certain liabilities of the Education Division of Automation Research, Inc., d/b/a MKTG Services;

- In 2007, we established majority owned joint ventures in China with Huaxia International Credit Consulting Co. Ltd. and in Japan with Tokyo Shoko Research;
- In 2008, we established majority-owned joint ventures in China with Beijing Huicong International Information Co., Ltd., and we increased our indirect minority ownership stake in Dun & Bradstreet Information Services India Private Limited ("D&B India") to a 53% direct majority ownership; and
- In 2009, we acquired substantially all of the assets of Bisnode's UK operations and a 100% equity interest in Bisnode's Irish operations ("ICC"), we acquired all of the assets and assumed certain liabilities related to Quality Education Data and we acquired a 90% equity interest in RoadWay International Limited ("RoadWay"), the leading provider of integrated services of direct marketing in China. As part of the RoadWay transaction, D&B Huaxia, our existing joint venture company with Huaxia in China, transferred its Sales & Marketing Solutions business to RoadWay.

Segment data and other information for the years ended December 31, 2009, 2008 and 2007 are included in Note 14 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Our Customer Solutions and Services

Risk Management Solutions

Risk Management Solutions is our largest customer solution set, accounting for 64%, 62% and 62% of our total revenue for the years ended December 31, 2009, 2008 and 2007, respectively. Within this customer solution set we offer traditional and value-added solutions. Our traditional solutions, which includes our DNBi® Solution and also consists of reports from our database used primarily for making decisions about new credit applications, constituted 75% of our Risk Management Solutions revenue and 48% of our total revenue for the year ended December 31, 2009. Our value-added solutions, which constituted 20% of our Risk Management Solutions revenue and 12% of our total revenue for the year ended December 31, 2009, generally support automated decision-making and portfolio management through the use of scoring and integrated software solutions. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion of trends in this customer solutions set.

On January 1, 2008, we began managing our Supply Management business as part of our Risk Management Solutions business. This is consistent with our overall strategy and also reflects customers' needs to better understand the financial risk of their supply chain. As a result, the contributions of the Supply Management business are now reported as a part of Risk Management Solutions, as set forth above.

Our Risk Management Solutions help customers increase cash flow and profitability while mitigating credit, operational and regulatory risks by helping them answer questions such as:

- Should I extend credit to this new customer?
- What credit limit should I set?
- Will this customer pay me on time?
- How can I avoid supply chain disruption?
- How do I know whether I am in compliance with regulatory acts?

Our principal Risk Management Solutions are:

- DNBi, our interactive, customizable online application that offers our customers real time access to our most complete and up-to-date global DUNSRight information, comprehensive monitoring and portfolio analysis;

- Our Business Information Report, our Comprehensive Report, and our International Report, which provide overall profiles of a company, including, based on the report type, financial information, payment information, history of a business, ownership details, operational information and similar information;

- Our Self Awareness Solutions, which allow our small business customers to establish, improve and protect their own credit;

- Our decisioning scores, which help assess the credit risk of a business by assigning a rating or score; and

- Supply Lifecycle Risk Management™, which is an online solution that allows customers to standardize their supplier registration and evaluation process by creating a single point of entry with consistent procedures.

Certain of our solutions are available on a subscription pricing basis, such as our Preferred Pricing Agreement with DNBi. Our subscription pricing plans, which continue to represent an increasing proportion of our revenue, provide increased access to our Risk Management reports and data to help customers increase their profitability while mitigating their risk.

Sales & Marketing Solutions

Sales & Marketing Solutions is our second-largest customer solution set accounting for 28% of our total revenue for each of the years ended December 31, 2009, 2008 and 2007. Within this customer solution set we offer traditional and value-added solutions. Our traditional solutions generally consist of marketing lists, labels and customized data files used by our customers in their direct mail and marketing activities. These solutions constituted 40% of our Sales & Marketing Solutions revenue and 11% of our total revenue for the year ended December 31, 2009. Our value-added solutions generally include decision-making and customer information management solutions. These value-added solutions constituted 60% of Sales & Marketing Solutions revenue and 17% of our total revenue for the year ended December 31, 2009. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion of trends in this customer solutions set.

Our Sales & Marketing Solutions help customers increase revenue from new and existing customers by helping them answer questions such as:

- Who are my best customers?

- How can I find prospects that look like my best customers?

- How can I exploit untapped opportunities with my existing customers?

- How can I allocate sales force resources to revenue growth potential?

Our principal Sales & Marketing Solutions are:

- Our solutions for Customer Data Integration, which are a suite of solutions that cleanse, identify, link and enrich customer information with our DUNSRight Quality Process. Our D&B Optimizer™ solution, for example, uses our DUNSRight Quality Process to transform customer prospects and files into up-to-date, accurate and actionable commercial insight, enabling a single customer view across multiple systems and touchpoints, such as marketing and billing databases and better enabling a customer to make sales and marketing decisions; and

- Our Direct Marketing Lists, which benefit from our DUNSRight Quality Process to enable our customers to create an accurate and comprehensive marketing campaign.

Internet Solutions

Our Internet Solutions business provides highly organized, efficient and easy-to-use products that address the online business intelligence needs of professionals and small businesses, including information on companies, industries and executives, integration tools that bring this information into the day-to-day workflow of our customers, and research and advice regarding starting up and managing a business.

Internet Solutions represent the results of our Hoover's business, including both the First Research division and the AllBusiness.com division. Internet Solutions accounted for 7% of our total revenue for the each of the years ended December 31, 2009, 2008 and 2007. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion on trends in this customer solutions set.

Growth to our Internet Solutions business depends upon the development of improved and new products targeted to our primary customer segments, as well as the development of Internet products targeted to the needs of customer segments outside our core audience.

Hoover's provides information on public and private companies, and on industries and executives, sales, marketing and research professionals worldwide. The database includes industry and company briefs, information on competitors, corporate financials, executive contact information, current news and research, family trees, and contact information including biographies. Hoover's subscribers primarily access the data online via Hoover's Online®.

First Research is a leading Internet provider of editorial-based industry insight, specifically tailored toward sales professionals. Through First Research, D&B has been able to enhance its Hoover's solutions with deeper industry-specific content, providing sales professionals with higher quality data and more comprehensive insight.

AllBusiness.com is an online media and e-commerce company that leverages its proprietary publishing platform and a broad range of content to help users run their small businesses. AllBusiness.com operates one of the leading business information sites on the Internet. Its content helps professionals save time and money by addressing real-world business questions with practical solutions.

Our Internet Solutions help customers convert prospects to clients faster by helping them answer questions such as:

- How do I identify prospects and better prepare for sales calls?
- Who are the key senior-level decision makers?
- How does the prospect compare to others in their industry?

Our principal Internet Solutions are:

- Our subscription solutions delivered online through Hoover's Online (such as "Researcher," "Prospector," "Relationship Manager," "Executive," and our First Research industry data solution) and via electronic data feeds;
- Our advertising and e-marketing solutions provided through *www.hoovers.com*, *www.AllBusiness.com*, *www.firstresearch.com* and related Internet sites; and
- Licensing of Hoover's proprietary content to third-party content providers.

Our Sales Force

We rely primarily on our sales force of approximately 2,250 team members worldwide to sell our customers solutions, of which approximately 1,400 were in our North America segment and 850 were in our International segment as of December 31, 2009. Our sales force includes relationship managers and solution specialists who sell to our strategic and commercial customers, telesales teams, a team that sells to federal, state and local governments, and a team that sells to resellers of our solutions and our data. Our global sales force is also a source of competitive advantage, which allows us to go-to-market across three key customer segments. We identify these segments as strategic customers; commercial customers (or middle market in our International segment); and small businesses.

In 2009, we redesigned the "Go-To-Market" approach for our North America sales organization to increase performance and drive efficiencies. We reorganized the sales force, consolidated channels, reallocated accounts and simplified account teaming structures to get closer to our customers and to improve the efficiency of our sales force. We consolidated sales support functions, realigned around key industries in the strategic customer segment to increase cross-sell opportunities and account penetration, and will leverage telesales to drive new customer acquisition more efficiently. As a result of this reengineering initiative, we reduced the overall size of the North America sales force by approximately 10%.

Our Customers

We believe that different size customers have different needs and require different skill sets to service them. Accordingly, we have adopted a go-to-market sales strategy that focuses on distinct groups categorized internally as large customers, middle market customers and small business customers. Our principal customers within these groups are banks and other credit and financial institutions, manufacturers, wholesalers, retailers, government agencies, insurance companies and telecommunication companies, as well as sales, marketing and business development professionals. None of our customers accounted for more than 10% of our 2009 total revenue or of the revenue of our North American or International segments. Accordingly, neither we nor either of our segments is dependent on a single customer, such that a loss of any one would have a material adverse effect on our consolidated annual results of operations or the annual results of either of our segments.

Competition

We are subject to highly competitive conditions in all aspects of our business. However, we believe no competitor offers our complete line of solutions or can match our global data quality resulting from our DUNSRight Quality Process.

In North America, we are a market leader in our Risk Management Solutions business in terms of market share and revenue. We compete with our customers' own internal business practices by continually developing more efficient alternatives to our customers' risk management processes to capture more of their internal spend. We also directly compete with a broad range of companies, including consumer credit companies such as Equifax, Inc. and Experian Information Solutions, Inc. ("Experian"), which have traditionally offered primarily consumer information services, but now offer products that combine consumer information with business information as a tool to help customers make credit decisions with respect to small businesses.

We also compete in North America with a broad range of companies offering solutions similar to our Sales & Marketing Solutions. Our direct competitors in Sales & Marketing Solutions include companies such as Experian and infoGROUP ("infoUSA").

In our Internet Solutions, Hoover's competition varies based on the size of the customer and the level of spending available for services such as Hoover's Online. On the high end of product pricing, Hoover's Researcher, Hoover's Prospector and Hoover's Relationship Manager products compete with other business information providers such as infoUSA. New, less established entrants are also pursuing some of these same customers. On the lower end of product pricing, our Hoover's Exec and Lite solutions mainly competes with advertising-supported Internet sites and other free or low-priced information sources, such as Yahoo! Finance and MarketWatch, Inc.

Outside the U.S., the competitive environment varies by region and country. In Europe, our direct competition is primarily local, such as Experian in the United Kingdom ("UK"). In addition, we compete with certain companies such as Coface for cross border business. However, we believe we offer superior solutions when compared to these networks because of our DUNSRight Quality Process. In addition, the Sales & Marketing Solutions landscape is both localized and fragmented throughout Europe, where numerous local players of varying size compete for business.

In Asia, we face competition in our Risk Management Solutions business from a mix of local and global providers. For example, we compete with Sinotrust in China which is majority owned by Experian, with Teikoku Data Bank ("TDB") in Japan and with Experian in India. In addition, as in Europe, the Sales & Marketing Solutions landscape throughout Asia is localized and fragmented.

We also face significant competition from the in-house operations of the businesses we seek as customers, other general and specialized credit reporting and business information services, and credit insurers. For example, in certain International markets, such as Europe, some credit insurers have identified the provision of credit information as an additional revenue stream. In addition, business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services.

As discussed in "Our Aspiration and Our Strategy" above, we believe that our Trusted Brand, our DUNSRight Quality Process, our Winning Culture and our Financial Flexibility form a powerful competitive advantage.

Our ability to continue to compete effectively will be based on a number of factors, including our ability to:

- Communicate and demonstrate to our customers the value of our products and services based upon our proprietary DUNSRight Quality Process and, as a result, improve customer satisfaction;
- Maintain and develop proprietary information and services such as analytics (e.g., scoring) and sources of data not publicly available;
- Leverage our brand perception and the value of our D&B Worldwide Network;
- Maintain those third-party relationships on whom we rely for data and certain operational services; and
- Attract and retain a high-performing workforce.

Intellectual Property

We own and control various intellectual property rights, such as trade secrets, confidential information, trademarks, service marks, trade names, copyrights, patents and applications therefor. These rights, in the aggregate, are of material importance to our business. We also believe that the D&B name and related trade names, marks and logos are of material importance to our business. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us. We consider our trademarks, service marks, databases, software, patents, patent applications and other intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret, patent, etc.) and contract and liability safeguards for protection thereof throughout the world.

Unless the context indicates otherwise, the names of our branded solutions and services referred to in this Annual Report on Form 10-K are trademarks, service marks or registered trademarks or service marks owned by or licensed to us or one or more of our subsidiaries.

We own patents and patent applications both in the U.S. and in other selected countries of importance to us. The patents and patent applications include claims which pertain to certain technologies which we have determined are proprietary and warrant patent protection. We believe that the protection of our innovative technology, especially technology pertaining to our proprietary DUNSRight Quality Process, through the filing of patent applications is a prudent business strategy, and we will continue to seek to protect those assets for which we have expended substantial capital. Filing of these patent applications may or may not provide us with a dominant position in the fields of technology. However, these patent applications may provide us with legal defenses should subsequent patents in these fields be issued to third parties and later asserted against us. Where appropriate, we may also consider asserting or cross-licensing our patents.

Employees

As of December 31, 2009, we employed approximately 5,000 team members worldwide, of which approximately 3,000 were in our North America segment and Corporate and approximately 2,000 were in our International segment. We believe that we have good relations with our employees. There are no unions in the North America segment. Works Councils and Trade Unions represent a portion of our employees in the European and Latin American operations of our International segment.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Investors may read and copy any document that we file, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

We make available free of charge on or through our Internet site *(www.dnb.com)* our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish the material to, the SEC. The information on our Internet site, on our Hoover's Internet site or on our related Internet sites is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Organizational Background of Our Company

As used in this report, except where the context indicates otherwise, the terms "D&B," "Company," "we," "us," or "our" refer to The Dun & Bradstreet Corporation and our subsidiaries.

We were incorporated in 2000 in the State of Delaware. For more information on our history, including the various spin-offs leading to our formation and our becoming a public company in September 2000, see Note 13 in Item 8. of this Annual Report on Form 10-K.

Item 1A. ***Risk Factors***

Our business model is dependent upon third parties to provide data and certain operational services, the loss of which would materially impact our business and financial results.

We rely significantly on third parties to support our business model. For example:

- We obtain much of the data that we use from third parties, including public record sources;
- We utilize single source providers in certain countries that support the needs of our customers around the globe and rely on members of our D&B Worldwide Network to provide local data in countries in which we do not directly operate;

- We have also outsourced certain portions of our data acquisition, processing and delivery and customer service processes; and
- We have outsourced various functions, such as our technology help desk and network management functions in the U.S. and the UK.

If one or more data providers were to experience financial or operational difficulties or were to withdraw their data, cease making it available, be unable to make it available due to changing industry standards, substantially increase the cost of their data, not adhere to our data quality standards, or be acquired by a competitor who would cause this to occur, our ability to provide solutions and services to our customers could be materially adversely impacted, which could have a material adverse effect on our business and financial results. Similarly, if one of our outsource providers, including third parties with whom we have strategic relationships, were to experience financial or operational difficulties, their services to us would suffer or they may no longer be able to provide services to us at all, having a material adverse effect on our business and financial results. We cannot be certain that we could replace our large third-party vendors in a timely manner or on terms commercially reasonable to us. In addition, if we change a significant outsource provider, an existing provider makes significant changes to the way they conduct their operations, or we seek to bring in-house certain services performed today by third parties, we may experience unexpected disruptions in the provision of our solutions, which could have a material adverse effect on our business and financial results.

Our business performance is dependent upon successful implementation and the ongoing operation of our recently announced two-year Strategic Technology Initiative, the failure of which could materially impact our business and financial results.

In February 2010, we announced an approximately two-year strategic technology initiative to be implemented at an aggregate cost of approximately $110 million to $130 million. We will rely in part on third-party providers to implement a new data supply chain and update our technology infrastructure and to thereafter run such operations both within D&B and from their own remote locations. We have started the detailed planning of this initiative and upon completion we expect that it will:

- Simplify and re-architect our data supply chain in order to, among other things, supply intra-day updates;
- Create a services layer to optimize access to our data for customers and third parties;
- Consolidate our legacy products to provide fewer more impactful applications for customers;
- Accelerate revenue growth in our North America segment upon the completion of the initiative; and
- Significantly reduce our technology costs upon completion of the initiative.

In the event we fail to successfully develop the plan, and execute on the initiative, including hiring and retaining appropriate technology personnel, engage and manage third parties, re-architect our data supply chain, and simplify our product portfolio while migrating our customers to new products, and maintain such data and technology operations on an ongoing basis, we will not achieve our expected revenue acceleration or growth, or the anticipated cost savings from this initiative, and we could experience a significant competitive disadvantage in the marketplace, which could have a material adverse effect on our business and financial results.

We face competition that may cause price reductions or loss of market share.

We are subject to competitive conditions in all aspects of our business. We compete directly with a broad range of companies offering business information services to customers. We also face competition from:

- The in-house operations of the businesses we seek as customers;
- Other general and specialized credit reporting and other business information services; and
- Credit insurers.

In addition, business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services. Large Internet search engine companies can provide low-cost alternatives to data gathering and change how our customers perform key activities such as marketing campaigns. Such companies, and other third parties which may not be readily apparent today, may become significant low-cost competitors and adversely impact the demand for our solutions and services.

Weak economic conditions also can result in customers seeking to utilize free or lower-cost information that is available from alternative sources such as the Internet and European Commission-sponsored projects like the European Business Register. Intense competition could harm us by causing, among other things, price reductions, reduced gross margins and loss of market share.

We are facing competition outside the U.S., and our competitors could develop an alternative to our D&B Worldwide Network.

We are also facing competition from consumer credit companies that offer consumer information solutions to help their customers make credit decisions regarding small businesses. In addition, consumer information companies are seeking to expand their operations more broadly into aspects of the business information space. While their presence is currently small in the business information market, given the size of the consumer market in which they play, they have scale advantages in terms of scope of operations and size of relationship with customers, which they can potentially leverage to an advantage.

Our ability to continue to compete effectively will be based upon a number of factors, including our ability to:

- Communicate and demonstrate to our customers the value of our products and services based upon our proprietary DUNSRight Quality Process and, as a result, improve customer satisfaction;
- Maintain and develop proprietary information and services such as analytics (e.g., scoring), and sources of data not publicly available, such as detailed trade data;
- Demonstrate value through our decision-making tools and integration capabilities;
- Leverage our brand perception and the value of our D&B Worldwide Network;
- Continue to implement the Financial Flexibility component of our strategy and effectively reallocate our spending;
- Obtain and deliver reliable and high-quality business information through various media and distribution channels in formats tailored to customer requirements;
- Adopt and maintain an effective information technology infrastructure to support product delivery as customer needs and preferences change and competitors offer more sophisticated products;
- Attract and retain a high-performance workforce;
- Enhance our existing services and introduce new services; and
- Improve our International business model and data quality through the successful management in our International segment of the members of our D&B Worldwide Network.

Our business performance might not be sufficient for us to meet the full-year financial guidance that we provide publicly.

We provide full-year financial guidance to the public which is based upon our assumptions regarding our expected financial performance. This includes, for example, assumptions regarding our ability to grow revenue, to grow operating income, to achieve desired tax rates and to generate cash. We believe that our financial guidance provides investors and analysts with a better understanding of our view of our near-term financial performance. Such financial guidance may not always be accurate, due to our inability to meet the assumptions we make and the impact on our financial performance that could occur as a result of the various risks and uncertainties to our business as set forth in these risk factors and in our public filings with the SEC or otherwise. If we fail to meet the full-year financial guidance that we provide or if we find it necessary to revise such guidance as we conduct our operations throughout the year, the market value of our common stock could be materially adversely affected.

We may lose key business assets or suffer interruptions in product delivery, including loss of data center capacity or the interruption of telecommunications links, the Internet, or power sources which could significantly impede our ability to do business.

Our operations depend on our ability, as well as that of third-party service providers to whom we have outsourced several critical functions, to protect data centers and related technology against damage from hardware failure, fire, power loss, telecommunications failure, impacts of terrorism, breaches in security (such as the actions of computer hackers), natural disasters, or other disasters. The online services we provide are dependent on links to telecommunications providers. In addition, we generate a significant amount of our revenue through telesales centers and Internet sites that we use in the acquisition of new customers, fulfillment of solutions and services and responding to customer inquiries. We may not have sufficient redundant operations or change management processes in connection with our introduction of new online products or services to prevent a loss or failure in all of these areas in a timely manner. Any damage to our data centers, failure of our telecommunications links or inability to access these telesales centers or Internet sites could cause interruptions in operations that adversely affect our ability to meet customers' requirements and materially adversely affect our business and financial results.

A failure in the integrity of our database could harm our brand and result in a loss of sales and an increase in legal claims.

The reliability of our solutions is dependent upon the integrity of the data in our global database. We have in the past been subject to customer and third-party complaints and lawsuits regarding our data, which have occasionally been resolved by the payment of money damages. A failure in the integrity of our database, whether inadvertently or through the actions of a third party, which may be on the rise, could harm us by exposing us to customer or third-party claims or by causing a loss of customer confidence in our solutions. In addition, we must continue to invest in our database to improve and maintain the quality, timeliness and coverage of the data contained therein if we are to maintain our competitive positioning in the marketplace.

Also, we have licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the third parties to whom we grant non-exclusive licenses and by customers, they may take actions that could materially adversely affect the value of our proprietary rights or our reputation. In addition, it cannot be assured that these licensees and customers will take the same steps we have taken to prevent misappropriation of our data solutions or technologies.

Our brand and reputation are key assets and competitive advantages of our Company and our business may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets of the Company. Our ability to attract and retain customers is highly dependent upon the external perceptions of our level of data quality, business practices and overall financial condition. Negative perceptions or publicity regarding these matters could damage our reputation with customers and the public, which could make it difficult for us to attract and maintain customers. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in higher regulatory or legislative scrutiny. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could have a material adverse effect on our business and financial results.

We rely on annual contract renewals for a substantial part of our revenue, and our quarterly results may be significantly impacted by the timing of these renewals or a shift in product mix that results in a change in the timing of revenue recognition.

We derive a substantial portion of our revenue from annual customer contracts. If we are unable to renew a significant number of these contracts, our revenue and results of operations would be harmed. In addition, our results of operations from period-to-period may vary due to the timing of customer contract renewals. As contracts are renewed, we have, and may continue to experience, a shift in product mix underlying such contracts. This could result in the deferral of increased amounts of revenue into future periods as a larger portion of revenue is recognized over the term of our contracts rather than upfront at contract signing. Although this may cause our financial results from period-to-period to vary substantially, such change in revenue recognition will not change the total revenue recognized over the life of our contracts.

We may be adversely affected by the current economic environment.

As a result of the macro-economic challenges currently affecting the economy of the United States and other parts of the world, our customers or vendors may experience problems with their earnings, cash flow, or both. This may cause our customers to delay, cancel or significantly decrease their purchases from us, and we may experience delays in payment or their inability to pay amounts owed to us. In addition, our vendors may substantially increase their prices without notice. Any such change in the behavior of our customers or vendors may materially adversely affect our earnings and cash flow. If economic conditions in the United States and other key markets deteriorate further or do not show improvement, we may experience material adverse impacts to our business, operating results, and/or access to credit markets.

Changes in the legislative, regulatory and commercial environments in which we operate may adversely impact our ability to collect, manage, aggregate and use data and may impact our financial results.

Certain types of information we gather, compile and publish are subject to regulation by governmental authorities in certain markets in which we operate, particularly in our international markets. In addition, there is increasing awareness and concern among the general public and companies regarding marketing and privacy matters, particularly as they relate to individual privacy interests and the ubiquity of the Internet. These concerns may result in new laws and regulations. In general, compliance with existing laws and regulations has not to date materially impacted our business and financial results. Nonetheless, future laws and regulations with respect to the collection, management and use of information, and adverse publicity or litigation concerning the commercial use of such information could result in limitations being imposed on our operations, increased compliance or litigation expense and/or loss of revenue, which could have a material adverse effect on our business and financial results.

In addition, governmental agencies may seek, from time-to-time, to increase the fees or taxes that we must pay to acquire, use and/or redistribute data that such governmental agencies collect. While we would seek to pass along any such price increases to our customers or provide alternative services, there is no guarantee that we would be able to do so, given competitive pressures or other considerations. In addition, any such price increases or alternative services may result in reduced usage by our customers and/or loss of market share.

We may be unable to adapt successfully to changes in our customers' preferences for our solutions, which could materially adversely affect our revenues.

Our success depends in part on our ability to adapt our solutions to our customers' preferences. Advances in information technology and uncertain or changing economic conditions are changing the way our customers use and purchase business information. As a result, our customers are demanding both lower prices and more features from our solutions, such as decision-making tools like credit scores and electronic delivery formats. If we do not successfully adapt our solutions to our customers' preferences, our business and financial results would be materially adversely affected. Specifically, for our larger customers, our continued success will be dependent on our ability to satisfy more of their needs by providing solutions beyond data, such as enhanced analytics and assisting with their data integration efforts. For our smaller customers, our success will depend in part on our ability to develop a strong value proposition, including simplifying our solutions and pricing offerings, to enhance our marketing efforts to these customers and to improve our service to them.

To address customer needs for pricing certainty and increased access to our solutions, we provide subscription pricing plans through our Preferred Pricing Agreement and our Preferred Pricing Agreement with DNBi. These subscription pricing plans provide expanded access to our Risk Management Solutions in a way that provides more certainty over related costs to the customer, which, in turn, generally results in customers increasing their spend on our solutions. These plans have been an important driver of our growth from inception in 2005 to date. Our success moving forward is dependent, in part, on the continued penetration of these offerings and the successful rollout of similar programs in various markets around the world. Similarly, our continued success is dependent on customers' acceptance of our DNBi offering.

Acquisitions, joint ventures or similar strategic relationships may disrupt or otherwise have a material adverse effect on our business and financial results.

As part of our strategy, we may seek to acquire other complementary businesses, products and technologies or enter into joint ventures or similar strategic relationships. These transactions are subject to the following risks:

- Acquisitions, joint ventures or similar relationships may cause a disruption in our ongoing business, distract our management and make it difficult to maintain our standards, controls and procedures;
- We may not be able to integrate successfully the services, content, products and personnel of any such transaction into our operations;
- We may not derive the revenue improvements, cost savings and other intended benefits of any such transaction; and
- Risks, exposures and liabilities of acquired entities or other third parties with whom we undertake a transaction, that arise from such third parties' activities prior to undertaking a transaction with us.

We have no direct management control over third-party members of the D&B Worldwide Network who conduct business under the D&B brand name in local markets.

The D&B Worldwide Network is comprised of wholly-owned subsidiaries, joint ventures that we either control or hold a minority interest in, and third-party members who conduct business under the D&B brand name in local markets. While third-party member participation in the D&B Worldwide Network is controlled by commercial services agreements and the use of our trademarks is controlled by license agreements, we have no direct management control over these members beyond the terms of the agreements. As a result, actions or inactions taken by these third-party members may have a material impact on our business and financial results. For example, one or more third-party members may:

- Provide a product or service that does not adhere to our data quality standards;
- Fail to comply with D&B brand and communication standards;
- Engage in illegal or unethical business practices;
- Elect not to support new or revised products and services or other strategic initiatives; or
- Fail to execute other data or distribution contract requirements.

Such actions or inactions may have an impact on customer confidence in the D&B brand globally, which could materially adversely impact our business and financial results.

We may not be able to attract and retain qualified personnel, including members of our sales force and technology team, which could impact the quality of our performance and customer satisfaction.

Our success and financial results also depend on our continuing ability to attract, retain and motivate highly qualified personnel at all levels. This includes members of our sales force on whom we rely for the vast majority of our revenue, and members of our technology team on whom we rely to continually maintain and upgrade all of our technology operations and maintain and develop our products, and to appropriately use the time and resources of such individuals. Competition for these individuals is intense, and we may not be able to retain our key personnel or key members of our sales or technology teams, or attract, assimilate or retain other highly qualified individuals in the future. We have from time-to-time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees, including members of our sales force and technology team, with appropriate qualifications.

Our operations in the International segment are subject to various risks associated with operations in foreign countries, which could materially adversely affect our business and financial results.

Our success depends in part on our various operations outside North America. For the three years ended December 31, 2009, 2008 and 2007, our International segment accounted for 22%, 21% and 19% of total revenue, respectively. Our International business is subject to many challenges, the most significant being:

- Our competition is primarily local, and our customers may have greater loyalty to our local competitors who may have a competitive advantage with us because they are not restricted by U.S. laws with which we require our International segment to comply, such as the Foreign Corrupt Practices Act;
- Credit insurance is a significant credit risk mitigation tool in certain markets, thus reducing the demand for our Risk Management Solutions; and
- In some markets, key data elements are generally available from public-sector sources, thus reducing a customer's need to purchase our data.

Our International strategy includes the leveraging of our D&B Worldwide Network to improve our data quality. We form and manage these strategic alliances to create a competitive advantage for us over the long term; however, these strategic relationships may not be successful or may be subject to ownership change.

The issue of data privacy is an increasingly important area of public policy in various International markets, and we operate in an evolving regulatory environment that could adversely impact aspects of our business or the business of third parties on whom we depend.

Our operating results could also be negatively affected by a variety of other factors affecting our foreign operations, many of which are beyond our control. These factors may include currency fluctuations, economic, political or regulatory conditions, competition from government agencies in a specific country or region, trade protection measures and other regulatory requirements. Additional risks inherent in International business activities generally include, among others:

- Longer accounts receivable payment cycles;
- The costs and difficulties of managing International operations and strategic alliances, including the D&B Worldwide Network; and
- The need to comply with a broader array of regulatory and licensing requirements, the failure of which could result in fines, penalties or business suspensions.

We may be unable to reduce our expense base through our Financial Flexibility, and the related reinvestments from savings from this program may not produce the level of desired revenue growth which would materially adversely affect our business and financial results.

Successful execution of our strategy includes reducing our expense base through our Financial Flexibility initiatives, and reallocating our expense base reductions into initiatives to produce our desired revenue growth. The success of this program may be affected by:

- Our ability to continually adapt and improve our organizational design and efficiency to meet the changing needs of our business and our customers;
- Our ability to implement all of the actions required under this program within the established time frame;
- Our ability to implement actions that require process or technology changes to reduce our expense base;
- Entering into or amending agreements with third-party vendors to renegotiate terms beneficial to us;
- Managing third-party vendor relationships effectively;
- Completing agreements with our local works councils and trade unions related to potential reengineering actions in certain International markets; and
- Maintaining quality around key business processes utilizing our reduced and/or outsourced resources.

If we fail to reduce our expense base, or if we do not achieve our desired level of revenue growth from new initiatives, our business and financial results would be materially adversely affected.

We are involved in tax and legal proceedings that could have a material adverse impact on us.

We are involved in tax and legal proceedings, claims and litigations that arise in the ordinary course of business. As discussed in greater detail under "Note 13. Contingencies" in "Notes to Consolidated Financial Statements" in Part II, Item 8. of this Annual Report on Form 10-K, certain of these matters could materially adversely affect our business and financial results.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Our corporate office is located at 103 JFK Parkway, Short Hills, New Jersey 07078, in a 123,000-square-foot property that we lease. This property also serves as the executive offices of our North America segment.

Our other properties are geographically distributed to meet sales and operating requirements worldwide. We generally consider these properties to be both suitable and adequate to meet current operating requirements. As of December 31, 2009, the most important of these other properties include the following sites:

- A 178,000 square-foot leased office building in Center Valley, Pennsylvania, which houses various sales, finance, fulfillment and data acquisition personnel;
- A 147,000 square-foot office building that we own in Parsippany, New Jersey, housing personnel from our North American sales, marketing and technology groups (approximately one-third of this building is leased to a third party);
- A 78,000 square-foot leased office building in Austin, Texas, which houses a majority of our Hoover's employees; and
- A 79,060 square-foot leased space in Marlow, England, which houses our United Kingdom business, International technology and certain other International teams.

In addition to the above locations, we also conduct operations in other offices across the globe, most of which are leased.

Item 3. *Legal Proceedings*

Information in response to this Item is included in Part II, Item 8. "Note 13. Contingencies" and is incorporated by reference into Part I of this Annual Report on Form 10-K.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders in the fourth quarter of fiscal year 2009.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is listed on the New York Stock Exchange and trades under the symbol DNB. We had 2,919 shareholders of record as of December 31, 2009.

The following table summarizes the high and low sales prices for our common stock, as reported in the periods shown:

	2009		2008	
	High	Low	High	Low
First Quarter	$81.40	$69.80	$93.94	$81.02
Second Quarter	$84.18	$76.67	$94.10	$80.44
Third Quarter	$83.16	$71.33	$98.78	$85.50
Fourth Quarter	$84.64	$73.26	$93.57	$64.40

We paid quarterly dividends to our shareholders totaling $71.5 million, $65.6 million and $58.4 million during the years ended December 31, 2009, 2008 and 2007, respectively. On February 4, 2010, our Board of Directors approved the declaration of a $0.35 per share dividend for the first quarter of 2010. This cash dividend is payable March 18, 2010, to shareholders of record at the close of business on March 3, 2010.

Issuer Purchases of Equity Securities

The following table provides information about purchases made by us or on our behalf during the quarter ended December 31, 2009 of shares of equity that are registered pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased (a)(b)	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs(a)(b)	Maximum Number of Currently Authorized Shares that May Yet Be Purchased Under the Plans or Programs(a)	Approximate Dollar Value of Currently Authorized Shares that May Yet Be Purchased Under the Plans or Programs(b)
	(Amounts in millions, except per share data)				
October 1 - 31, 2009	—	$ —	—	—	$ —
November 1 - 30, 2009	0.2	$79.30	0.2	—	$ —
December 1 - 31, 2009	0.8	$81.59	0.8	—	$ —
	1.0	$81.16	1.0	0.8	$177.3

(a) During the three months ended December 31, 2009, we repurchased 0.5 million shares of common stock for $34.7 million under our Board of Directors approved repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and Employee Stock Purchase Plan. This program was announced in August 2006 and expires in August 2010. The maximum amount authorized under the program is 5.0 million shares, of which 4.2 million shares have been repurchased as of December 31, 2009. We anticipate that this program will be completed prior to maturity in August 2010.

(b) During the three months ended December 31, 2009, we repurchased 0.3 million shares of common stock for $24.8 million related to a previously announced $400 million, two-year share repurchase program approved by our Board of Directors in December 2007. This program was completed in December 2009.

In addition, during the three months ended December 31, 2009, we repurchased 0.2 million shares of common stock for $22.7 million related to a previously announced $200 million share repurchase program approved by our Board of Directors in February 2009. We anticipate that this program will be completed by December 2011.

FINANCIAL PERFORMANCE COMPARISON GRAPH*
SINCE DECEMBER 31, 2004

In accordance with SEC rules, the graph below compares the Company's cumulative total shareholder return against the cumulative total return of the Standard & Poor's 500 Stock Index and a published industry index starting on December 31, 2004. Our past performance may not be indicative of future performance.

As an industry index, the Company chose the S&P 500 Commercial & Professional Services Index, a subset of the S&P 500 Stock Index that includes companies that provide business-to-business services.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG D&B, S&P 500 STOCK INDEX AND THE S&P 500 COMMERCIAL & PROFESSIONAL SERVICES INDEX


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$200
$150
$100
$50
$0
12/31/04
6/30/05
12/31/05
6/30/06
12/31/06
6/30/07
12/31/07
6/30/08
12/31/08
6/30/09
12/31/09
Dun & Bradstreet Corporation
S&P 500 Stock Index
S&P 500 Commercial & Professional Services

* Assumes $100 invested on December 31, 2004, and reinvestment of dividends.

Item 6. *Selected Financial Data*

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
	(Amounts in millions, except per share data)				
Results of Operations:					
Operating Revenues	$1,687.0	$1,726.3	$1,599.2	$1,474.9	$1,380.0
Costs and Expenses	1,222.5	1,256.6	1,173.6	1,081.2	1,015.4
Operating Income(1)	464.5	469.7	425.6	393.7	364.6
Non-Operating Income (Expense)—Net(2)	(32.0)	(30.8)	0.7	(13.3)	(9.7)
Income from Continuing Operations Before Provision for Income Taxes and Equity in Net Income of Affiliates	432.5	438.9	426.3	380.4	354.9
Provision for Income Taxes(3)	112.1	128.0	135.8	142.1	133.1
Equity in Net Income (Loss) of Affiliates	1.6	1.0	1.3	0.4	0.7
Income from Continuing Operations	322.0	311.9	291.8	238.7	222.5
Income from Discontinued Operations, Net of Income Taxes	—	0.7	5.4	2.0	(1.3)
Gain on Disposal of Italian Real Estate Business, Net of Tax Impact	—	0.4	—	—	—
Income from Discontinued Operations, Net of Income Taxes(4)	—	1.1	5.4	2.0	(1.3)
Net Income	322.0	313.0	297.2	240.7	221.2
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	(2.6)	(2.4)	0.9	—	—
Net Income Attributable to D&B	$ 319.4	$ 310.6	$ 298.1	$ 240.7	$ 221.2
Basic Earnings Per Share of Common Stock:					
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 6.06	$ 5.65	$ 4.99	$ 3.75	$ 3.31
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	0.02	0.09	0.04	(0.02)
Net Income Attributable to D&B Common Shareholders	$ 6.06	$ 5.67	$ 5.08	$ 3.79	$ 3.29
Diluted Earnings Per Share of Common Stock:					
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 5.99	$ 5.56	$ 4.88	$ 3.66	$ 3.19
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	0.02	0.09	0.03	(0.02)
Net Income Attributable to D&B Common Shareholders	$ 5.99	$ 5.58	$ 4.97	$ 3.69	$ 3.17
Other Data:					
Weighted Average Number of Shares Outstanding—Basic	52.3	54.4	58.3	63.2	66.8
Weighted Average Number of Shares Outstanding—Diluted	52.9	55.3	59.6	64.8	69.4
Amounts Attributable to D&B Common Shareholders					
Income from Continuing Operations, Net of Income Taxes	$ 319.4	$ 309.5	$ 292.7	$ 238.7	$ 222.5
Income from Discontinued Operations, Net of Income Taxes	—	1.1	5.4	2.0	(1.3)
Net Income Attributable to D&B	$ 319.4	$ 310.6	$ 298.1	$ 240.7	$ 221.2
Cash Dividends Paid per Common Share	$ 1.36	$ 1.20	$ 1.00	$ —	$ —
Cash Dividends Declared per Common Share	$ 1.36	$ 0.90	$ 1.30	$ —	$ —
Balance Sheet:					
Total Assets	$1,749.4	$1,586.0	$1,658.8	$1,360.1	$1,613.4
Long-Term Debt	$ 961.8	$ 904.3	$ 724.8	$ 458.9	$ 0.1
Total D&B Shareholders' Equity (Deficit)	$ (745.7)	$ (856.7)	$ (440.1)	$ (399.1)	$ 77.6
Noncontrolling Interest	$ 11.7	$ 6.1	$ 3.6	$ —	$ —
Total Equity (Deficit)	$ (734.0)	$ (850.6)	$ (436.5)	$ (399.1)	$ 77.6

(1) Non-core gain and (charges)[a] included in Operating Income:

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
Restructuring Charges	$(23.1)	$(31.4)	$(25.1)	$(25.5)	$(30.7)
Impaired Intangible Assets	$ (3.0)	$ —	$ —	$ —	$ —
Settlement of International Payroll Tax Matter Related to a Divested Entity	$ —	$ —	$ (0.8)	$ —	$ —
Charge Related to a Dispute on the Sale of the Company's French Business	$ —	$ —	$ —	$ —	$ (0.4)

(a) See Item 7. included in this Annual Report on Form 10-K for definition of non-core gains and (charges).

(2) Non-core gains and (charges)[a] included in Non-Operating Income (Expense)—Net:

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
Effect of Legacy Tax Matters	$ 1.0	$ 1.2	$ 1.6	$—	$—
Gain Associated with Huaxia/D&B China Joint Venture	$—	$—	$ 5.8	$—	$—
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$—	$ 0.6	$ —	$—	$—
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture	$—	$—	$13.2	$—	$—
Net Gain (Loss) on the Sale of Other Investments	$—	$—	$ 0.9	$—	$—
Tax Reserve true-up for the Settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	$—	$(7.7)	$ —	$—	$—
Settlement of Legacy Tax Matter Arbitration	$ 4.1	$ 8.1	$ —	$—	$—
Gain on Disposal of Italian Domestic Business	$ 6.5	$—	$ —	$—	$—
Gain on Sale of a 5% Investment in a South African Company	$—	$—	$ —	$—	$ 3.5
Lower Costs Related to the Sale of Iberia (Spain and Portugal) Business	$—	$—	$ —	$—	$ 0.8
Charge Related to a Dispute on the Sale of the Company's French Business	$—	$—	$ —	$—	$(3.7)

(a) See Item 7. included in this Annual Report on Form 10-K for definition of non-core gains and (charges).

(3) Non-core gains and (charges)[a] included in Provision for Income Taxes:

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
Restructuring Charges	$ 8.4	$11.2	$ 9.4	$ 8.6	$ 8.1
Impaired Intangible Assets	$ 1.2	$—	$—	$—	$—
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$—	$(0.1)	$—	$—	$—
Effect of Legacy Tax Matters	$(1.0)	$(1.2)	$(1.6)	$—	$—
Gain Associated with Huaxia/D&B China Joint Venture	$—	$—	$(2.9)	$—	$—
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture	$—	$—	$(8.3)	$—	$—
Settlement of International Payroll Tax Matter Related to a Divested Entity	$—	$—	$ 0.2	$—	$—
Settlement of Legacy Tax Matter Arbitration	$(3.1)	$(3.1)	$—	$—	$—
Benefits Derived From Worldwide Legal Entity Simplification	$36.2	$—	$—	$—	$—
Gain on Disposal of Italian Domestic Business	$ 3.5	$—	$—	$—	$—
Net Gain (Loss) on the Sale of Other Investments	$—	$—	$(0.3)	$—	$—
Tax Reserve true-up for the Settlement of 1997-2002 tax years, primarily related to the "Amortization and Royalty Expense Deductions/Royalty Income 1997-2007" transaction	$—	$—	$31.2	$—	$—
Tax Reserve true-up for the Settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	$—	$15.4	$—	$—	$—
Favorable Resolution of Global Tax Audits including the Liquidation of Dormant International Corporations and/or Divested Entities	$—	$22.7	$—	$—	$—
Interest on IRS Deposit	$—	$ 1.3	$—	$—	$—
Impact of Revaluing the Net Deferred Tax Assets in the UK as a Result of a UK Tax Law Change, Enacted in Q3 2007, Which Reduces the General UK Tax Rate From 30% to 28%	$—	$—	$(2.5)	$—	$—
Charge/Increase in Tax Legacy Reserve for "Royalty Expense Deductions 1993-1997"	$—	$—	$—	$(0.8)	$—
Tax Benefits Recognized upon the Liquidation of Dormant International Corporations	$—	$—	$—	$—	$16.3
Gain on Sale of a 5% Investment in a South African Company	$—	$—	$—	$—	$(1.5)
Charge Related to a Dispute on the Sale of the Company's French Business	$—	$—	$—	$—	$ 1.5
Tax Charge Related to the Company's Repatriation of Foreign Cash	$—	$—	$—	$—	$(9.3)
Charge/Increase in Tax Legacy Reserve for "Royalty Expense Deductions 1993-1997"	$—	$—	$—	$—	$(6.3)
Tax Legacy Refund for "Utilization of Capital Losses 1989-1990"	$—	$—	$—	$—	$ 0.9

(a) See Item 7. included in this Annual Report on Form 10-K for definition of non-core gains and (charges).

(4) On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We have reflected the results of this business as discontinued operations in the consolidated statements of earnings for all periods presented as set forth in this Annual Report on Form 10-K. We have recorded the resulting gain of $0.4 million (both pre-tax and after-tax) from the sale in the first quarter of 2008 in the consolidated statement of operations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

How We Manage Our Business

For internal management purposes, we refer to "core revenue," which we calculate as total operating revenue less the revenue of divested businesses. Core revenue is used to manage and evaluate the performance of our segments and to allocate resources because this measure provides an indication of the underlying changes in revenue in a single performance measure. Core revenue does not include reported revenue of divested businesses since they are not included in future revenue.

On May 29, 2009, we completed the sale of substantially all the assets and liabilities of the domestic portion of our Italian operations. This sale has been classified as a "Divestiture." Our divested business contributed 1% of our total revenue for the year ended December 31, 2009 and 3% of our total revenue for each of the years ended December 31, 2008 and 2007. See Note 14 and Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail.

We also isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both with and without the effects of foreign exchange. As a result, we monitor our core revenue growth both after and before the effects of foreign exchange. Core revenue growth excluding the effects of foreign exchange is referred to as "revenue growth before the effects of foreign exchange."

From time-to-time we have analyzed and we may continue to further analyze core revenue growth before the effects of foreign exchange among two components, "organic core revenue growth" and "core revenue growth from acquisitions." We analyze "organic core revenue growth" and "core revenue growth from acquisitions" because management believes this information provides an important insight into the underlying health of our business. Core revenue includes the revenue from acquired businesses from the date of acquisition.

We evaluate the performance of our business segments based on segment revenue growth before the effects of foreign exchange, and segment operating income growth before certain types of gains and charges that we consider do not reflect our underlying business performance. Specifically, for management reporting purposes, we evaluate business segment performance "before non-core gains and charges" because such charges are not a component of our ongoing income or expenses and/or may have a disproportionate positive or negative impact on the results of our ongoing underlying business operations. A recurring component of non-core gains and charges are our restructuring charges, which result from a foundational element of our growth strategy that we refer to as Financial Flexibility. Through Financial Flexibility, management identifies opportunities to improve the performance of the business in terms of reallocating our spending from low-growth or low-value activities to activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. Management is committed through this process to examining how every dollar is spent, and optimizing between variable and fixed costs to ensure flexibility in changes to our operating expense base as we make strategic choices. This enables us to continually and systematically identify improvement opportunities in terms of quality, cost and customer experience. Such charges are variable from period-to-period based upon actions identified and taken during each period. Management reviews operating results before such charges on a monthly basis and establishes internal budgets and forecasts based upon such measures. Management further establishes annual and long-term compensation such as salaries, target cash bonuses and target equity compensation amounts based on such measures and a significant percentage weight is placed upon such measures before such charges in determining whether performance objectives have been achieved. Management believes that by eliminating restructuring charges from such financial measures, and by being overt to shareholders about the results of our operations excluding such charges, business leaders are provided incentives to recommend and execute actions that are in the best long-term interests of our shareholders, rather than being influenced by the potential impact a charge in a particular period could have on their compensation. Additionally, transition costs (period costs such as consulting fees, costs of temporary employees, relocation costs and stay bonuses incurred to implement the Financial Flexibility component of our strategy) are reported as

"Corporate and Other" expenses and are not allocated to our business segments. See Note 14 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for financial information regarding our segments.

Similarly, when we evaluate the performance of our business as a whole, we focus on results (such as operating income, operating income growth, operating margin, net income, tax rate and diluted earnings per share) before non-core gains and charges because such non-core gains and charges are not a component of our ongoing income or expenses and/or may have a disproportionate positive or negative impact on the results of our ongoing underlying business operations and may drive behavior that does not ultimately maximize shareholder value. Additionally, for fiscal years 2009, 2008 and 2007, our non-GAAP (generally accepted accounting principles in the United States of America) measures reflect results on a continuing operations basis. It may be concluded from our presentation of non-core gains and charges that the items that result in non-core gains and charges may occur in the future.

We monitor free cash flow as a measure of our business. We define free cash flow as net cash provided by operating activities minus capital expenditures and additions to computer software and other intangibles. Free cash flow measures our available cash flow for potential debt repayment, acquisitions, stock repurchases, dividend payments and additions to cash, cash equivalents and short-term investments. We believe free cash flow to be relevant and useful to our investors as this measure is used by our management in evaluating the funding available after supporting our ongoing business operations and our portfolio of product investments.

Free cash flow should not be considered as a substitute measure for, or superior to, net cash flows provided by operating activities, investing activities or financing activities. Therefore, we believe it is important to view free cash flow as a complement to our consolidated statements of cash flows.

In addition, we evaluate our North America Risk Management Solutions based on two metrics: (1) "subscription," and "non-subscription," and (2) "DNBi" and "non-DNBi." We define "subscription" as contracts that allow customers' unlimited use within predefined ranges, subject to certain conditions. In these instances, we recognize revenue ratably over the term of the contract, which is generally one year and "non-subscription" as all other revenue streams. We define "DNBi" as our interactive, customizable online application that offers our customers real time access to our most complete and up-to-date global DUNSRight information, comprehensive monitoring and portfolio analysis and "non-DNBi" as all other revenue streams. Management believes these measures provide further insight into our performance and growth of our North America Risk Management Solutions revenue.

The adjustments discussed herein to our results as determined under generally accepted accounting principles in the United States of America ("GAAP") are among the primary indicators management uses as a basis for our planning and forecasting of future periods, to allocate resources, to evaluate business performance and, as noted above, for compensation purposes. However, these financial measures (e.g., results before non-core gains and charges and free cash flow) are not prepared in accordance with GAAP, and should not be considered in isolation or as a substitute for total revenue, operating income, operating income growth, operating margin, net income, tax rate, diluted earnings per share, or net cash provided by operating activities, investing activities and financing activities prepared in accordance with GAAP. In addition, it should be noted that because not all companies calculate these financial measures similarly, or at all, the presentation of these financial measures is not likely to be comparable to measures of other companies.

See "Results of Operations" below for a discussion of our results reported on a GAAP basis.

Overview

As of January 1, 2009, Canada has been moved out of our International segment and into our renamed "North America" segment (formerly our United States ("U.S.") segment). Therefore, on January 1, 2009, we began managing our operations through the following two segments: North America (which consists of the U.S. and Canada) and International (which consists of our operations in Europe, Asia Pacific and Latin America). We have conformed historical amounts to reflect the new segment structure.

The financial statements of our subsidiaries outside of North America reflect a fiscal year ended November 30 to facilitate the timely reporting of our consolidated financial results and financial position.

The following table presents the contribution by segment to core revenue and total revenue:

	For the Years Ended December 31,		
	2009	2008	2007
Core Revenue:			
North America	79%	81%	83%
International	21%	19%	17%
Total Revenue:			
North America	78%	79%	81%
International	22%	21%	19%

The following table presents the contribution by customer solution set to core revenue and total revenue:

	For the Years Ended December 31,		
	2009	2008	2007
Core Revenue by Customer Solution Set:			
Risk Management Solutions	65%	64%	64%
Sales & Marketing Solutions	28%	29%	29%
Internet Solutions	7%	7%	7%
Total Revenue by Customer Solution Set(1):			
Risk Management Solutions	64%	62%	62%
Sales & Marketing Solutions	28%	28%	28%
Internet Solutions	7%	7%	7%

(1) Our divested business contributed 1% of our total revenue for the year ended December 31, 2009 and 3% of our total revenue for each of the years ended December 31, 2008 and 2007.

These customer solution sets are discussed in greater detail in Item 1. "Business" of this Annual Report on Form 10-K.

Within our Risk Management Solutions, we monitor the performance of our "Traditional" products, our "Value-Added" products and our "Supply Management" products. Within our Sales & Marketing Solutions, we monitor the performance of our "Traditional" products and our "Value-Added" products.

Risk Management Solutions

Our Traditional Risk Management Solutions include our DNBi Solution and also consist of reports from our database used primarily for making decisions about new credit applications. Our Traditional Risk Management Solutions constituted the following percentages of total Risk Management Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2009	2008	2007
Risk Management Solutions Revenue	75%	74%	74%
Total Revenue	48%	46%	46%
Core Revenue	48%	48%	47%

Our Value-Added Risk Management Solutions generally support automated decision-making and portfolio management through the use of scoring and integrated software solutions. Our Value-Added Risk Management Solutions constituted the following percentages of total Risk Management Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2009	2008	2007
Risk Management Solutions Revenue	20%	21%	21%
Total Revenue	12%	13%	13%
Core Revenue	13%	13%	14%

Our Supply Management Solutions can help companies better understand the financial risk of their supply chain. Our Supply Management Solutions constituted the following percentages of total Risk Management Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2009	2008	2007
Risk Management Solutions Revenue	5%	5%	5%
Total Revenue	4%	3%	3%
Core Revenue	4%	3%	3%

Sales & Marketing Solutions

Our Traditional Sales & Marketing Solutions generally consist of marketing lists, labels and customized data files used by our customers in their direct mail and marketing activities. Our Traditional Sales & Marketing Solutions constituted the following percentages of total Sales & Marketing Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2009	2008	2007
Sales & Marketing Solutions Revenue	40%	40%	41%
Total Revenue	11%	11%	12%
Core Revenue	11%	11%	12%

Our Value-Added Sales & Marketing Solutions generally include decision-making and customer information management solutions. Our Value-Added Sales & Marketing Solutions constituted the following percentages of total Sales & Marketing Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2009	2008	2007
Sales & Marketing Solutions Revenue	60%	60%	59%
Total Revenue	17%	17%	16%
Core Revenue	17%	18%	17%

Our Critical Accounting Policies and Estimates

In preparing our consolidated financial statements and accounting for the underlying transactions and balances reflected therein, we have applied the significant accounting policies described in Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Of those policies, we consider the policies described below to be critical because they are both most important to the portrayal of our financial condition and results, and they require management's subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

If actual results in a given period ultimately differ from previous estimates, the actual results could have a material impact on such period.

We have discussed the selection and application of our critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure regarding critical accounting policies and estimates as well as the other sections in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial Accounting Standards Board ("FASB") Launches Accounting Standards Codification

In June 2009, the FASB issued FASB Accounting Standards Codification ™ ("ASC") 105-10, "Generally Accepted Accounting Principles," or "ASC 105-10" (the "Codification"). This authoritative guidance establishes the exclusive authoritative reference for GAAP for use in financial statements, except for Securities and Exchange Commission ("SEC") rules and interpretative releases, which are also authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other grandfathered, non-SEC accounting literature not included in the Codification is nonauthoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASU"), which will serve to update the Codification, provide background information about the authoritative guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the Codification, but it has changed the way the authoritative guidance is organized and presented. As a result, these changes made an impact on how we reference GAAP in our financial statements and in our accounting policies. Where appropriate, we have conformed, throughout this Form 10-K, references to both the Codification and/or the previous GAAP source reference.

Pension and Postretirement Benefit Obligations

Through June 30, 2007, we offered to substantially all of our U.S. based employees coverage under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account ("U.S. Qualified Plan"). The defined benefit plan covered active and retired employees including retired individuals from spin-off companies (see Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further discussion of spin-off companies). The benefits to be paid upon retirement are based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5% based on age and service. Amounts allocated under the plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and funded in accordance with the Internal Revenue Code. We also maintain supplemental and excess plans in the United States ("U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans are unfunded, pay-as-you-go plans. The U.S. Qualified Plan and the U.S. Non-Qualified Plans account for approximately 70% and 15% of our pension obligation, respectively, at December 31, 2009. Effective June 30, 2007, we amended the U.S. Qualified Plan and one of the U.S. Non-Qualified Plans, known as the U.S. Pension Benefit Equalization Plan (the "PBEP"). Any pension benefit that had been accrued through such date under the two plans was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan and the PBEP. Our employees in certain of our international operations are also provided retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

We also provide various health care and life insurance benefits for retirees. U.S. based employees, who retire with 10 years of vesting service after age 45, are eligible to receive benefits. Postretirement benefit costs and obligations are determined actuarially. Effective March 1, 2010, we will eliminate company-paid life insurance benefits for retirees. In addition, we will only share the minimum necessary amount of subsidy received from the government in any year to maintain actuarial equivalence for as long as possible.

The key assumptions used in the measurement of the pension and postretirement obligations and net periodic pension and postretirement cost are:

- *Expected long-term rate of return on pension plan assets*—which is based on a target asset allocation as well as expected returns on asset categories of plan investments;
- *Discount rate*—which is used to measure the present value of pension plan obligations and postretirement health care obligations. The discount rates are derived using a yield curve approach which matches projected plan benefit payment streams with bond portfolios, reflecting actual liability duration unique to our plans;
- *Rates of compensation increase and cash balance accumulation/conversion rates*—which are based on an evaluation of internal plans and external market indicators; and
- *Health care cost trends*—which are based on historical cost data, the near-term outlook and an assessment of likely long-term trends.

We believe that the assumptions used are appropriate, though changes in these assumptions would affect our pension and other postretirement benefit costs. The factor with the most immediate impact on our consolidated financial statements is a change in the expected long-term rate of return on pension plan assets for the U.S. Qualified Plan. For 2010, we will continue to use an expected long-term rate of return of 8.25%. This assumption was 8.25% in each of the years 2009, 2008 and 2007. The 8.25% assumption represents our best estimate of the expected long-term future investment performance of the U.S. Qualified Plan, after considering expectations for future capital market returns and the plan's asset allocation. As of December 31, 2009 the U.S. Qualified Plan was 65% invested in publicly traded equity securities, 30% invested in debt securities and 5% invested in real estate investments. Every one-quarter-percentage-point increase or decrease in the long-term rate of return increases or reduces our annual operating income by approximately $3 million by increasing or reducing our net periodic pension income.

Changes in the discount rate, rate of compensation increase and cash balance accumulation/conversion rates also have an effect on our annual operating income. Based on the factors noted above, the discount rate is adjusted at each remeasurement date while other assumptions are reviewed annually. For our U.S. plans, every one-quarter-percentage-point increase or decrease in the discount rate reduces or increases our pension cost by approximately $0.5 million. The discount rate used to determine pension cost for our U.S. pension plans was 6.10%, 6.37% and 5.84% for 2009, 2008 and 2007, respectively. For 2010, we decreased the discount rate to 5.72% from 6.10% for all our U.S. pension plans.

Differences between the assumptions stated above and actual experience could affect our pension and other postretirement benefit costs. When actual plan experience differs from the assumptions used, actuarial gains or losses arise. These gains and losses are aggregated and amortized generally over the average future service periods or life expectancy of plan participants to the extent that such gains or losses exceed a "corridor". The purpose of the corridor is to reduce the volatility caused by the difference between actual experience and the pension-related assumptions noted above, on a plan-by-plan basis. For all of our pension plans, total actuarial losses that have not been recognized in our pension costs as of December 31, 2009 and 2008 were $887.7 million and $855.2 million, respectively, of which $672.2 million and $682.1 million, respectively, were attributable to the U.S. Qualified Plan, $105.0 million and $89.5 million, respectively, were attributable to the U.S. Non-Qualified Plans, and the remainder was attributable to the non-U.S. pension plans. (See discussion in Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.) We expect to recognize a portion of such losses in our 2010 net periodic pension cost of approximately $12 million, $6 million and $3 million, for the U.S. Qualified Plan, U.S. Non-Qualified Plans and non-U.S. plans, respectively, compared to $15.8 million, $5.7 million and $1.0 million, respectively, in 2009. The lower amortization of actuarial loss in 2010 for the U.S. Qualified plan, which will be included in our pension cost in 2010, is primarily due to a change, starting in November 2009 (according to our accounting policy), in amortization period from average future service years of active participants to average life expectancy of all plan participants. The decrease is substantially offset by the impact of a larger unrecognized actuarial loss subject to amortization in 2010. Higher amortization of actuarial loss in 2010 for our U.S. Non-Qualified Plans and non-U.S. plans was primarily due to lower discount rates applied to the plan at December 31, 2009, as well as a larger unrecognized actuarial loss subject to amortization in 2010.

Differences between the expected long-term rate of return assumption and actual experience could affect our net periodic pension cost. For our pension plans, we recorded net pension periodic cost of $6.0 million, net pension periodic income of $3.7 million and net pension periodic cost of $10.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. A major component of the net pension periodic cost is the expected return on plan assets, which was $115.2 million, $121.7 million and $117.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. The expected return on plan assets was determined by multiplying the expected long-term rate of return assumption by the market-related value of plan assets. The market-related value of plan assets recognizes asset gains and losses over five years to reduce the effects of short-term market fluctuations on net periodic cost. For our pension plans we recorded: (i) for the year ended December 31, 2009, a total investment gain of $191.5 million which was comprised of a gain of $162.4 million in our U.S. Qualified Plan and a gain of $29.1 million in our non-U.S. plans; (ii) for the year ended December 31, 2008, a total investment loss of $392.2 million which was comprised of a loss of $348.1 million in our U.S. Qualified Plan and a loss of $44.1 million in our non-U.S. plans; and (iii) for the year ended December 31, 2007, a total investment gain of $105.7 million which was comprised of a gain of $91.2 million in our U.S. Qualified Plan and a gain of $14.5 million in our non-U.S. plans. At January 1, 2010, the market-related value of plan assets of our U.S. Qualified Plan and the non-U.S. plans was $1,267.7 million and $180.2 million, respectively, compared with the fair value of its plan assets of $1,045.0 million and $169.2 million, respectively.

Changes in the funded status of our pension plans could result in fluctuation in our shareholders' equity (deficit). We are required to recognize the funded status of our benefit plans as a liability or an asset, on a plan-by-plan basis with an offsetting adjustment to Accumulated Other Comprehensive Income ("AOCI"), in our shareholders' equity (deficit), net of tax. Accordingly, the amounts recognized in equity represent unrecognized gains/losses and prior service costs. These unrecognized gains/losses and prior service costs will be amortized out of equity (deficit) based on an actuarial calculation each period. Gains/losses and prior service costs that arise during the year are recognized as a component of Other Comprehensive Income ("OCI") which is then reflected in AOCI. We recorded a net loss of $10.4 million and net loss of $291.1 million in OCI, net of applicable tax, in the years ended December 31, 2009 and 2008, respectively, related to the actuarial gain/loss and prior service cost arising during the period and the amortization of such items. The decreased loss in 2009 was primarily due to the improvement of the funded status for our U.S. Qualified Plan from a deficit of $155.5 million at December 31, 2008 compared to a deficit of $121.5 million at December 31, 2009, driven by better asset performance in 2009 compared to a significant asset loss in 2008. The positive impact from better asset performance was partially mitigated by a lower discount rate at December 31, 2009.

For information on pension and postretirement benefit plan contribution requirements, please see "Future Liquidity—Sources and Uses of Funds—Pension Plan and Postretirement Benefit Plan Contribution Requirements." See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for more information regarding costs of, and assumptions for, our pension and postretirement benefit obligations and costs.

Contingencies and Litigation

We establish reserves in connection with legal proceedings, claims and litigation when it is probable that a loss has been incurred and the amount of loss is reasonably estimable. Contingent liabilities are often resolved over long periods of time. Estimating probable losses requires analyses of multiple forecasts that often depend on judgments concerning potential actions by third parties and regulators. In connection with tax proceedings, we utilize a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This is an inherently subjective and complex process, and actual results may differ from our estimates by material amounts. See Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Revenue Recognition

Revenue is recognized when the following four conditions are met:

- Persuasive evidence of an arrangement exists;
- The contract fee is fixed and determinable;
- Delivery or performance has occurred; and
- Collectibility is reasonably assured.

If at the outset of an arrangement, we determine that collectibility is not reasonably assured, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement, we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes estimable, assuming all other revenue recognition criteria have been met.

Our Risk Management Solutions are generally sold under fixed price subscription contracts that allow customers unlimited access to risk information. Revenue on this type of contract is recognized ratably over the term of the contract, which is generally one year.

Risk information is also sold using monthly or annual contracts that allow customers to purchase our risk information up to the contract amount based on an agreed price list. Once the contract amount is fully used, additional risk information can be purchased at per-item prices which may be different than those in the original contract. Revenue on these contracts is recognized on a per-item basis as information is purchased and delivered to the customer. If customers do not use the full amount of their contract and forfeit the unused portion, we recognize the forfeited amount as revenue at contract expiration.

Where a data file of risk information is sold with periodic updates to that information, a portion of the revenue related to the updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis over the term of the contract.

Revenue related to services, such as monitoring, is recognized ratably over the period of performance.

Sales & Marketing Solutions that provide continuous access to our marketing information and business reference databases may include access or hosting fees which are sold on a subscription basis. Revenue is recognized ratably over the term of the contract, which is typically one year.

Where a data file of marketing information is sold, we recognize revenue upon delivery of the marketing data file to the customer. If the contract provides for periodic updates to that marketing data file, the portion of the revenue related to updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis, over the term of the contract.

Internet Solutions represent the results of our Hoover's business, including both the First Research division and the AllBusiness.com division. Hoover's and First Research provide subscription solutions that allow continuous access to our business information databases. Revenue is recognized ratably over the term of the contract, which is generally one year. Any additional solutions purchased are recognized upon delivery to the customer. AllBusiness.com provides online media and e-commerce products that provide advertisers the ability to target small business customers. Revenue is recognized as solutions are delivered to the customer over the contract period.

Sales of software that are considered to be more than incidental are recognized in revenue when a non-cancelable license agreement has been signed and the software has been shipped and installed, if required.

Revenue from consulting and training services is recognized as the services are performed.

We have certain solution offerings that are sold as multi-element arrangements. The multiple elements or deliverables may include access to our business information databases, information data files, updates, software and services. To account for each deliverable as a separate unit of accounting, they each must meet all of the following separation criteria:

- The delivered item(s) has value to the customer on a stand-alone basis;
- There is objective and reliable evidence of fair value of the undelivered item(s); and
- If the arrangement includes a general right of return relative to the undelivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

If the deliverable or a group of deliverables meets the separation criteria, the total arrangement consideration is allocated to each unit of accounting based on its relative fair value. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

We obtain vendor specific objective evidence ("VSOE") of the fair value of a deliverable by monitoring the price at which we sell the deliverable on a standalone basis. Where we are unable to use VSOE, we may use the price at which we or a third party sell a similar product to similarly situated customers on a standalone basis. If we do not have fair value for the delivered items, the contract fee is allocated to the undelivered items based on their fair values and the remaining residual amount, if any, is allocated to the delivered items.

After the arrangement consideration is allocated to each unit of accounting, we apply the appropriate revenue recognition method from those described above for each unit of accounting, assuming all other revenue recognition criteria are met. All deliverables that do not meet the separation criteria are combined with an undelivered unit of accounting. We generally recognize revenue for a combined unit of accounting based on the method most appropriate for the last delivered item.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales of our information solutions and generally relates to deferral of subscription revenue. Deferred revenue is included in current liabilities in the balance sheet and is subsequently recognized as revenue in accordance with our revenue recognition policies.

We record revenue on a net basis for those sales where we act as an agent or broker in the transaction.

Recently Issued Accounting Standards

See Note 2 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for disclosure of the impact that recently issued accounting standards may have on our audited consolidated financial statements.

Results of Operations

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. They should be read in conjunction with the consolidated financial statements and related footnotes set forth in Item 8. of this Annual Report on Form 10-K, which have been prepared in accordance with GAAP.

Consolidated Revenue

The following table presents our revenue by segment:

	For the Years Ended December 31,		
	2009	2008	2007
	(Amounts in millions)		
Revenue:			
North America	$1,309.7	$1,364.2	$1,291.3
International	355.4	314.4	260.8
Core Revenue	1,665.1	1,678.6	1,552.1
Divested Business	21.9	47.7	47.1
Total Revenue	$1,687.0	$1,726.3	$1,599.2

The following table presents our revenue by customer solution set:

	For the Years Ended December 31,		
	2009	2008	2007
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$1,071.8	$1,070.4	$ 991.4
Sales & Marketing Solutions	474.6	483.3	453.2
Internet Solutions	118.7	124.9	107.5
Core Revenue	1,665.1	1,678.6	1,552.1
Divested Business	21.9	47.7	47.1
Total Revenue	$1,687.0	$1,726.3	$1,599.2

Year ended December 31, 2009 vs. Year ended December 31, 2008

Total revenue decreased $39.3 million, or 2% (1% decrease before the effect of foreign exchange), for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The decrease in total revenue was primarily driven by a decrease in total North America revenue of $54.5 million, or 4% (both before and after the effect of foreign exchange) partially offset by an increase in total International revenue of $15.2 million, or 4% (14% increase before the effect of foreign exchange). Our divestiture of the domestic portion of our Italian operations in the second quarter of 2009 accounted for $21.9 million and $47.7 million for the years ended December 31, 2009 and 2008, respectively.

Core revenue, which reflects total revenue less revenue from a divested business, decreased $13.5 million, or 1% (1% increase before the effect of foreign exchange), for the year ended December 31, 2009, as compared to the year ended December 31, 2008. The decrease in core revenue is primarily attributed to:

- Lower purchases from our customers due to a weak economy and budgetary pressures. We are working with our customers to reduce the scope of various projects to meet their budget constraints which has slightly improved our retention rates; and
- The negative impact of foreign exchange;

partially offset by:

- Increased revenue as a result of a) our consolidation of our majority owned joint ventures in: i) Dun & Bradstreet Information Services India Private Limited ("D&B India") completed in the fourth quarter of 2008; ii) HC International, Inc. in China completed in the fourth quarter of 2008; and iii) RoadWay International Limited ("RoadWay") in China completed in the third quarter of 2009; b) our acquisition of substantially all of the assets of Bisnode's UK operations and a 100% equity interest in Bisnode's

Irish operations ("ICC") completed in the third quarter of 2009; and c) our acquisition of Quality Education Data ("QED") completed in the first quarter of 2009, which in the aggregate, all of the previously mentioned contributed three points of the growth;

- Growth in each of our subscription plans from existing customers, including the customers who previously purchased value-added solutions. These subscription plans provide our customers with unlimited use of our Risk Management reports and data; and
- Increased revenue from our Asia Pacific market, primarily from our majority owned Tokyo Shoko Research/D&B Japan Joint Venture.

Customer Solution Set

On a customer solution set basis, the $13.5 million decrease in core revenue reflects:

- A $1.4 million, or less than 1% increase in Risk Management Solutions (2% increase before the effect of foreign exchange). The increase was driven by an increase in International of $17.8 million, or 7% (18% increase before the effect of foreign exchange), partially offset by a decrease in North America of $16.4 million, or 2% (both before and after the effect of foreign exchange);
- An $8.7 million, or 2% decrease (both before and after the effect of foreign exchange), in Sales & Marketing Solutions. The decrease was driven by a decrease in North America of $32.8 million, or 8% (both before and after the effect of foreign exchange), partially offset by an increase in International of $24.1 million, or 37% (42% increase before the effect of foreign exchange); and
- A $6.2 million, or 5%, decrease in Internet Solutions (4% decrease before the effect of foreign exchange). The decrease was driven by a decrease in North America of $5.3 million, or 4% (both before and after the effect of foreign exchange) and a decrease in International of $0.9 million, or 20% (3% decrease before the effect of foreign exchange).

Year ended December 31, 2008 vs. Year ended December 31, 2007

Total revenue increased $127.1 million, or 8% (7% increase before the effect of foreign exchange), for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The increase in total revenue was primarily driven by an increase in total North America revenue of $72.9 million, or 6% (both before and after the effect of foreign exchange) and an increase in total International revenue of $54.2 million, or 18% (14% increase before the effect of foreign exchange). Our divestiture of the domestic portion of our Italian operations in the second quarter of 2009 accounted for $47.7 million and $47.1 million for the years ended December 31, 2008 and 2007, respectively.

Core revenue, which reflects total revenue less revenue from a divested business, increased $126.5 million, or 8% (both before and after the effect of foreign exchange), for the year ended December 31, 2008, as compared to the year ended December 31, 2007. The increase in core revenue is primarily attributed to:

- Growth in our subscription plans, due to growth of customers renewing from a subscription plan as well as that associated with conversion from our legacy products to subscription plans from existing customers. These subscription plans provide our customers with unlimited use of our Risk Management reports and data; and
- Increased revenue as a result of our acquisitions and our majority owned Tokyo Shoko Research/D&B Japan Joint Venture;

partially offset by:

- Lower purchases of our legacy products.

Customer Solution Set

On a customer solution set basis, the $126.5 million increase in core revenue reflects:

- A $79.0 million, or 8%, increase in Risk Management Solutions (7% increase before the effect of foreign exchange). The increase was driven by an increase in North America of $34.6 million, or 4% (both before and after the effect of foreign exchange), and an increase in International of $44.4 million, or 22% (19% increase before the effect of foreign exchange);
- A $30.1 million, or 7% increase (both before and after foreign exchange), in Sales & Marketing Solutions. The increase was driven by an increase in North America of $20.1 million, or 5% (both before and after foreign exchange), and an increase in International of $10.0 million, or 19% (17% increase before the effect of foreign exchange); and
- A $17.4 million, or 16% (both before and after the effect of foreign exchange), increase in Internet Solutions. The increase was driven by an increase in North America of $18.2 million, or 18% (both before and after the effect of foreign exchange), partially offset by a decrease in International of $0.8 million, or 15% (13% decrease before the effect of foreign exchange).

Consolidated Operating Costs

The following table presents our consolidated operating costs and operating income:

	For the Years Ended December 31,		
	2009	2008	2007
	(Amounts in millions)		
Operating Expenses	$ 500.3	$ 480.7	$ 430.4
Selling and Administrative Expenses	641.0	686.0	671.5
Depreciation and Amortization	58.1	58.5	46.6
Restructuring Charge	23.1	31.4	25.1
Operating Costs	$1,222.5	$1,256.6	$1,173.6
Operating Income	$ 464.5	$ 469.7	$ 425.6

As described above in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Manage Our Business," when we evaluate the performance of our business as a whole, we focus on our operating income (and, therefore, operating costs) before non-core gains and charges, because we do not view these items as reflecting our underlying business operations. We have identified under the caption "Non-Core Gains and (Charges)" below, such non-core gains and charges that are included in our GAAP results.

Operating Expenses

Year ended December 31, 2009 vs. Year ended December 31, 2008

Operating expenses increased by $19.6 million, or 4%, for the year ended December 31, 2009 as compared to December 31, 2008. The increase was primarily due to the following:

- Increased data acquisition costs and fulfillment costs primarily associated with a) our consolidation of our majority owned joint ventures in: i) D&B India completed in the fourth quarter of 2008; ii) HC International, Inc. in China completed in the fourth quarter of 2009; and iii) RoadWay in China completed in the third quarter of 2009; b) our acquisition of ICC completed in the third quarter of 2009; and c) our majority owned Tokyo Shoko Research/D&B Japan Joint Venture; and
- Increased costs associated with our strategic investments;

partially offset by:

- The positive impact of foreign exchange; and
- Lower costs as a result of our reengineering efforts and decreased variable expenses (e.g., professional fees and travel related expenses).

Year ended December 31, 2008 vs. Year ended December 31, 2007

Operating expenses increased by $50.3 million, or 12%, for the year ended December 31, 2008 as compared to December 31, 2007. The increase was primarily due to the following:

- Costs associated with investments in connection with our strategy, such as DNBi, our interactive, web-based subscription service, and investments to improve customer satisfaction levels;
- Increased costs associated with our acquisitions and our majority owned Tokyo Shoko Research/D&B Japan Joint Venture;
- The impact of foreign exchange; and
- Increased technology costs arising from obligations under our D&B Worldwide Network agreements;

partially offset by:

- Lower costs as a result of our reengineering efforts.

Selling and Administrative Expenses

Year ended December 31, 2009 vs. Year ended December 31, 2008

Selling and administrative expenses decreased $45.0 million, or 7%, for the year ended December 31, 2009 as compared to December 31, 2008. The decrease was primarily due to the following:

- Lower costs as a result of our reengineering efforts (e.g., our "Go-To-Market" approach for our North America sales organization) and decreased variable expenses (e.g., commissions and bonuses, professional fees, and travel related expenses); and
- The positive impact of foreign exchange;

partially offset by:

- Increased selling expenses primarily associated with a) our consolidation of our majority owned joint ventures in: i) D&B India completed in the fourth quarter of 2008; ii) HC International, Inc. in China completed in the fourth quarter of 2008; and iii) RoadWay in China completed in the third quarter of 2009; b) our acquisition of ICC completed in the third quarter of 2009; c) our acquisition of QED completed in the first quarter 2009; and d) our majority owned Tokyo Shoko Research/D&B Japan Joint Venture.

Year ended December 31, 2008 vs. Year ended December 31, 2007

Selling and administrative expenses increased $14.5 million, or 2%, for the year ended December 31, 2008 as compared to December 31, 2007. The increase was primarily due to the following:

- Increased selling expenses primarily related to investments to enhance our strategic capabilities, such as with our acquisitions and our majority owned Tokyo Shoko Research/D&B Japan Joint Venture; and
- The impact of foreign exchange;

partially offset by:

- Lower costs as a result of our reengineering efforts.

Matters Impacting Both Operating Expenses and Selling and Administrative Expenses

Pension, Postretirement and 401(k) Plan

For our pension plans globally, we had a net pension periodic cost of $6.0 million, net pension periodic income of $3.7 million and net pension periodic cost of $10.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. The fluctuation in the pension cost/income was due to the following:

- The discount rates applied to the pension plans were major factors in driving the pension costs to fluctuate from year to year. The higher the discount rate, the lower the pension cost. The discount rate used to measure the pension costs for our U.S. plans for the years ended December 31, 2009, 2008 and 2007 was 6.10%, 6.37% and 5.84% , respectively.
- Actuarial loss amortization included in annual pension expense was also a major factor in driving the pension costs to fluctuate from year-to-year. Actuarial loss amortization was largely impacted by the discount rate and plan experience. The higher the discount rate, the lower the loss amortization. Actuarial loss amortization included in annual pension expense for all global plans was $22.5 million, $16.2 million and $23.5 million for the years ended December 31, 2009, 2008 and 2007, respectively, of which $21.5 million, $14.1 million and $19.7 million were attributable to our U.S. plans for the years ended December 31, 2009, 2008 and 2007, respectively.
- Higher pension income in 2008 was primarily due to the higher discount rate applied to our U.S. plans and the major International plans, as well as lower actuarial loss amortization included in 2008.

We expect that the net pension cost in 2010 will be approximately $6 million for all of our global pension plans. Lower discount rates and higher actuarial losses subject to amortization will increase our 2010 pension cost. The discount rates applied to our U.S. plans and major International plan at January 1, 2010, are 38 basis points and 102 basis points lower than 2009, respectively. This increase in 2010 pension cost is substantially offset by the impact of a longer amortization period applied to our U.S. Qualified Plan. Starting in November 2009, the amortization period applied to the unrecognized actuarial gains or losses for our U.S. Qualified Plan has been changed from average future service years of active participants to average life expectancy of all plan participants. The change was the result of almost all the plan participants being deemed inactive.

We had postretirement benefit income of $1.3 million, $4.2 million and $3.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. Lower postretirement benefit income in 2009 was primarily due to full amortization of the prior service credit. This prior service credit was related to the 2003 plan amendment to limit our insurance premium contribution. Higher postretirement benefit income in 2008 was primarily due to higher amortization of actuarial gain, which was driven by positive plan experience and changes in assumptions.

We expect postretirement benefit income will be approximately $3 million in 2010. The increase in income from 2009 to 2010 is primarily due to higher amortization of prior service credit, resulting from a plan amendment which will be effective March 1, 2010, that eliminates the company-paid life insurance benefits for retirees. In addition, we will only share the minimum necessary amount of subsidy received from the government in any year to maintain actuarial equivalence for as long as possible.

We had expense associated with our 401(k) Plan of $6.9 million, $19.2 million and $12.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. The decrease in expense in 2009 was due to the amendment of our employer matching provision in the 401(k) Plan effective in February, 2009, to decrease our match formula from 100% to 50% of a team member's contributions and to decrease the maximum match from seven percent (7%) to three percent (3%) of such team member's eligible compensation, subject to certain 401(k) Plan limitations. The increase in expense in 2008 from 2007 was due to the amendment of our matching policy in the 401(k) Plan effective July 1, 2007, to increase our match formula from 50% to 100% of a team member's contributions and to increase the maximum match to seven percent (7%) from six percent (6%), of such team member's eligible compensation, subject to certain 401(k) Plan limitations.

Effective in April 2010, we will increase the employer maximum match from three percent (3%) to seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations and we will continue to match 50% of a team member's contributions.

We consider net pension cost and postretirement benefit income to be part of our compensation costs, and, therefore, they are included in operating expenses and in selling and administrative expenses, based upon the classifications of the underlying compensation costs. See the discussion of "Our Critical Accounting Policies and Estimates—Pension and Postretirement Benefit Obligations," above, and Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Stock-Based Compensation

For the years ended December 31, 2009, 2008 and 2007, we recognized total stock-based compensation expense of $22.3 million, $27.6 million and $25.9 million, respectively.

For the years ended December 31, 2009, 2008 and 2007, we recognized expense associated with our stock option programs of $9.5 million, $11.0 million and $11.9 million, respectively. The decreases for the years ended December 31, 2009 and 2008, were primarily driven by a decrease in the overall number of employees eligible for stock options.

For the years ended December 31, 2009, 2008 and 2007, we recognized expense associated with our restricted stock, restricted stock units and restricted stock opportunity programs of $11.9 million, $15.6 million and $13.1 million, respectively. The decrease for the year ended December 31, 2009 as compared to December 31, 2008, was primarily driven by performance-based awards being below target, resulting in lower expense. The increase for the year ended December 31, 2008 as compared to December 31, 2007, was primarily due to the addition of the 2008 annual grant and special grants awarded in the fourth quarter of 2007.

For the years ended December 31, 2009, 2008 and 2007, we recognized expense associated with our Employee Stock Purchase Plan ("ESPP") of $0.9 million, $1.0 million and $0.9 million, respectively.

We consider these costs to be part of our compensation costs and, therefore, they are included in operating expenses and in selling and administrative expenses, based upon the classifications of the underlying compensation costs.

Depreciation and Amortization

Year ended December 31, 2009 vs. Year ended December 31, 2008

Depreciation and amortization decreased $0.4 million, or 1%, for the year ended December 31, 2009 as compared to December 31, 2008. The decrease for the year ended December 31, 2009 was primarily driven by a reassessment of the useful lives of our computer software in conjunction with changes in our technology strategy. We review the estimated remaining useful lives of our computer software and may extend the useful life when events and circumstances indicate the computer software can operate beyond its original or current useful life. Prior to the second quarter of 2009, the useful life of computer software assets was typically three to five years. We now expect the useful life of our back-end and back-office software to be in the range of five to eight years, and we have extended the useful lives accordingly. This reassessment included a review of the major components of our strategy and consideration of the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets. The impact of this change was effective in the second quarter of 2009, and the impact for the year ended December 31, 2009 was a reduction in software amortization expense by approximately $7 million after-tax ($0.14 per diluted share).

The decrease was partially offset by an increase in amortization of acquired intangible assets resulting from our acquisitions and our majority owned joint ventures and increased capital costs for revenue generating investments to enhance our strategic capabilities.

Year ended December 31, 2008 vs. Year ended December 31, 2007

Depreciation and amortization increased $11.9 million, or 26%, for the year ended December 31, 2008 as compared to December 31, 2007. This increase was primarily driven by the increased capital costs for revenue generating investments to enhance our strategic capabilities (e.g., DNBi) and the amortization of acquired intangible assets resulting from our acquisitions and our majority owned joint ventures.

Restructuring Charge

Restructuring charges have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

During the year ended December 31, 2009, we recorded a $23.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $12.7 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 535 employees are impacted. Of these 535 employees, approximately 365 employees have exited the Company and approximately 170 employees will exit the Company in 2010; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $10.4 million.

During the year ended December 31, 2008, we recorded a $31.4 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $27.5 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 500 employees were impacted; and
- Severance and termination costs of $3.0 million in accordance with the provisions of ASC 420-10 were recorded. Approximately 40 employees were impacted.

During the year ended December 31, 2007, we recorded a $25.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $22.7 million in accordance with the provisions of ASC 420-10 were recorded. Approximately 315 employees were impacted; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $2.4 million.

Interest Income (Expense)—Net

The following table presents our "Interest Income (Expense)—Net":

	For the Years Ended December 31,		
	2009	2008	2007
	(Amounts in millions)		
Interest Income	$ 3.0	$ 11.5	$ 7.3
Interest Expense	(45.7)	(47.4)	(28.3)
Interest Income (Expense)—Net	$(42.7)	$(35.9)	$(21.0)

Interest income decreased $8.5 million, or 74%, for the year ended December 31, 2009 as compared to December 31, 2008, primarily attributable to lower interest rates, as well as lower amounts of invested cash. Interest income increased $4.2 million, or 57%, for the year ended December 31, 2008 as compared to December 31, 2007, primarily due to higher interest-bearing investments partially offset by lower interest rates.

Interest expense decreased by $1.7 million, or 4%, for the year ended December 31, 2009 as compared to December 31, 2008, primarily attributable to lower interest rates partially offset by higher amounts of average debt outstanding. Interest expense increased by $19.1 million, or 68%, for the year ended December 31, 2008 as compared to December 31, 2007, primarily attributable to higher amounts of debt outstanding, partially offset by lower interest rates.

Other Income (Expense)—Net

The following table presents the components of "Other Income (Expense)—Net":

	For the Years Ended December 31,		
	2009	2008	2007
	(Amounts in millions)		
Settlement of Legacy Tax Matter Arbitration(a)	$ 4.1	$ 8.1	$ —
Gain on Disposal of Italian Domestic Business(b)	6.5	—	—
Legacy Tax Matter Related to the Settlement of 2003 Tax Year(c)	—	(7.7)	—
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture(d)	—	0.6	—
Gain Associated with Huaxia/D&B China Joint Venture(e)	—	—	5.8
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture(f)	—	—	13.2
Gain on Sale of Investment(g)	—	—	0.9
Miscellaneous Other Income (Expense)—Net(h)	0.1	4.1	1.8
Other Income (Expense)—Net	$10.7	$ 5.1	$21.7

(a) During the years ended December 31, 2009 and 2008, we recognized gains on the receipt of awards related to Legacy Tax Matters.

(b) During the year ended December 31, 2009, we recognized a gain as a result of the divestiture of the domestic portion of our Italian operations. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(c) During the year ended December 31, 2008, we recognized the reduction of a contractual receipt under the Tax Allocation Agreement between Moody's Corporation and D&B as it relates to the expiration of the statute of limitations.

(d) During the year ended December 31, 2008, we entered into an agreement with HC International Inc. and established two joint venture companies including Beijing D&B HuiCong Market Research Co., Ltd. and Beijing HuiCong Market Research Co. Ltd., in which D&B has a 60% and 30% ownership interest, respectively. We recognized a gain of $0.6 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(e) During the year ended December 31, 2007, we entered into an agreement with Huaxia International Credit Consulting Co. Limited and established our majority owned joint venture to do business as Huaxia/D&B China. We recognized a gain of $5.8 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(f) During the year ended December 31, 2007, we entered into an agreement with Tokyo Shoko Research and established our majority owned joint venture or "Tokyo Shoko Research/D&B Japan Joint Venture" to do business as Dun & Bradstreet TSR Ltd. We recognized a gain of $13.2 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(g) During the year ended December 31, 2007, we recorded a gain related to the sale of an investment in Australia.

(h) Miscellaneous Other Income (Expense)—Net decreased for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to the negative impact of foreign exchange. Miscellaneous Other Income (Expense)—Net increased for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to the positive impact of foreign exchange.

Provision for Income Taxes

Effective Tax Rate for the Year Ended December 31, 2007	31.9%
Impact of Tax Reserves for Uncertain Tax Positions	3.2%
Impact of Tax Incurred in Connection with Huaxia/D&B China Joint Venture and Tokyo Shoko Research/ D&B Japan Joint Venture	(2.5)%
Impact of Liquidation of Dormant International Entities	(3.2)%
Other	(0.2)%
Effective Tax Rate for the Year Ended December 31, 2008	29.2%
Impact of Benefits Derived From Worldwide Legal Entity Simplification	(7.0)%
Impact of Settlement of Global Tax Audits	3.2%
Other	0.5%
Effective Tax Rate for the Year Ended December 31, 2009	25.9%

Discontinued Operations

On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We have reflected the results of this business as discontinued operations in the consolidated statements of earnings for all periods presented as set forth in this Annual Report on Form 10-K. We have recorded the resulting gain of $0.4 million (both pre-tax and after-tax) from the sale in the first quarter of 2008 in the consolidated statement of operations.

Earnings Per Share

Effective January 1, 2009, we updated our policy to reflect the authoritative guidance in ASC 260-10, which clarifies that instruments granted in share-based payment transactions (e.g., stock-based awards) are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing Earnings Per Share ("EPS") under the two-class method. The two-class method requires earnings to be allocated between common shareholders and holders of participating securities. All outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered to be a separate class of common stock and should be included in the calculation of basic and diluted EPS. The EPS calculation is applied retrospectively to all prior-period EPS data presented. The impact of the adoption resulted in a four-cent and two-cent decrease to our basic and diluted EPS for each of the years ended December 31, 2008 and 2007, respectively. Based on a review of our stock-based awards, we have determined that only our restricted stock awards are deemed participating securities. The weighted average restricted shares outstanding was 0.4 million shares for each of the years ended December 31, 2009, 2008 and 2007.

The following table sets forth our EPS:

	For Years Ended December 31,		
	2009	2008	2007
Basic Earnings Per Share of Common Stock:			
Income from Continuing Operations Attributable to D&B Common Shareholders	$6.06	$5.65	$4.99
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	0.02	0.09
Net Income Attributable to D&B Common Shareholders	$6.06	$5.67	$5.08
Diluted Earnings Per Share of Common Stock:			
Income from Continuing Operations Attributable to D&B Common Shareholders	$5.99	$5.56	$4.88
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	0.02	0.09
Net Income Attributable to D&B Common Shareholders	$5.99	$5.58	$4.97

For the year ended December 31, 2009, basic EPS attributable to D&B common shareholders increased 7% compared with the year ended December 31, 2008, primarily due to a 3% increase in net income due to a lower effective tax rate, the benefit derived from the divestiture of the domestic portion of our Italian operations and a 4% reduction in the weighted average number of basic shares outstanding resulting from our total share repurchases. For the year ended December 31, 2009, diluted EPS attributable to D&B common shareholders increased 7% compared with the year ended December 31, 2008, primarily due to a 3% increase in net income due to a lower effective tax rate, the benefit derived from the divestiture of the domestic portion of our Italian operations and a 4% reduction in the weighted average number of diluted shares outstanding resulting from our total share repurchases.

For the year ended December 31, 2009, we repurchased 1.9 million shares of common stock for $150.0 million under our Board of Directors approved share repurchase programs. In addition, we repurchased 1.0 million shares of common stock for $75.6 million under our Board of Directors approved share repurchase program to mitigate the dilutive effect of shares issued under our stock incentive plans and ESPP.

For the year ended December 31, 2008, basic EPS attributable to D&B common shareholders increased 12% compared with the year ended December 31, 2007, primarily due to a 4% increase in net income due to increased operating performance, the favorable resolution of global tax audits including the liquidation of dormant International corporations and/or divested entities, settlement of a legacy tax matter arbitration, the release of reserves in 2008 for uncertain tax positions due to the expiration of a statute of limitations and a 7% reduction in the weighted average number of basic shares outstanding resulting from our total share repurchases. For the year ended December 31, 2008, diluted EPS attributable to D&B common shareholders increased 12% compared with the year ended December 31, 2007, primarily due to a 4% increase in net income due to increased operating performance, the favorable resolution of global tax audits including the liquidation of dormant International corporations and/or divested entities, settlement of a legacy tax matter arbitration, the release of reserves in 2008 for uncertain tax positions due to the expiration of a statute of limitations and a 7% reduction in the weighted average number of diluted shares outstanding resulting from our total share repurchases.

For the year ended December 31, 2008, we repurchased 3.5 million shares of common stock for $299.5 million under our Board of Directors approved share repurchase programs. In addition, we repurchased 0.9 million shares of common stock for $82.4 million under our Board of Directors approved share repurchase program to mitigate the dilutive effect of shares issued under our stock incentive plans and ESPP.

Non-Core Gains and (Charges)

For internal management purposes, we treat certain gains and charges that are included in "Consolidated Operating Costs," "Other Income (Expense)—Net" and "Provision for Income Taxes" as non-core gains and charges. These non-core gains and charges are summarized in the table below. We exclude non-core gains and charges when evaluating our financial performance because we do not consider these items to reflect our underlying business performance.

	For the Years Ended December 31,		
	2009	2008	2007
	(Amounts in millions)		
Non-Core gains and (charges) included in Consolidated Operating Costs:			
Restructuring Charges	$(23.1)	$(31.4)	$(25.1)
Impaired Intangible Assets	$ (3.0)	$ —	$ —
Settlement of International Payroll Tax Matter Related to a Divested Entity	$ —	$ —	$ (0.8)
Non-Core gains and (charges) included in Other Income (Expense)—Net:			
Effect of Legacy Tax Matters	$ 1.0	$ 1.2	$ 1.6
Gain Associated with Huaxia/D&B China Joint Venture	$ —	$ —	$ 5.8
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$ —	$ 0.6	$ —
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ —	$ —	$ 13.2
Net Gain (Loss) on the Sale of Other Investments	$ —	$ —	$ 0.9
Tax Reserve true-up for the Settlement of the 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	$ —	$ (7.7)	$ —
Settlement of Legacy Tax Matter Arbitration	$ 4.1	$ 8.1	$ —
Gain on Disposal of Italian Domestic Business	$ 6.5	$ —	$ —
Non-Core gains and (charges) included in Provision for Income Taxes:			
Tax Reserve true-up for the Settlement of 1997-2002 tax years, primarily related to the "Amortization of Royalty Expense/Deductions/Royalty Income 1997-2007" transaction	$ —	$ —	$ 31.2
Net Gain (Loss) on the Sale of Other Investments	$ —	$ —	$ (0.3)
Restructuring Charges	$ 8.4	$ 11.2	$ 9.4
Impaired Intangible Assets	$ 1.2	$ —	$ —
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$ —	$ (0.1)	$ —
Effect of Legacy Tax Matters	$ (1.0)	$ (1.2)	$ (1.6)
Settlement of International Payroll Tax Matter Related to a Divested Entity	$ —	$ —	$ 0.2
Settlement of Legacy Tax Matter Arbitration	$ (3.1)	$ (3.1)	$ —
Gain Associated with Huaxia/D&B China Joint Venture	$ —	$ —	$ (2.9)
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ —	$ —	$ (8.3)
Impact of revaluing the Net Deferred Tax Assets in the UK as a result of a UK tax law change, enacted in Q3 2007, Which Reduces the General UK Tax Rate From 30% to 28%	$ —	$ —	$ (2.5)
Tax Reserve True-up for the Settlement of the 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	$ —	$ 15.4	$ —
Favorable Resolution of Global Tax Audits including the Liquidation of Dormant International Corporations and/or Divested Entities	$ —	$ 22.7	$ —
Interest on IRS Deposit	$ —	$ 1.3	$ —
Benefits Derived From Worldwide Legal Entity Simplification	$ 36.2	$ —	$ —
Gain on Disposal of Italian Domestic Business	$ 3.5	$ —	$ —

Segment Results

As of January 1, 2009, Canada has been moved out of our International segment and into our renamed "North America" segment (formerly our U.S. segment). Therefore, on January 1, 2009, we began managing our operations through the following two segments: North America (which consists of the U.S. and Canada) and International (which consists of our operations in Europe, Asia Pacific and Latin America). We have conformed historical amounts to reflect the new segment structure.

Our results are reported under the following two segments: North America and International. The segments reported below are our segments for which separate financial information is available and upon which operating results are evaluated on a timely basis to assess performance and to allocate resources.

North America

North America is our largest segment representing 78%, 79% and 81% of our total revenue for the years ended December 31, 2009, 2008 and 2007, respectively, and 79%, 81% and 83% of our core revenue for the years ended December 31, 2009, 2008 and 2007, respectively.

There were no divestitures within this segment during the years ended December 31, 2009, 2008 and 2007. The following table presents our North America total and core revenue by customer solution set and North America operating income for the years ended December 31, 2009, 2008 and 2007:

	For the Years Ended December 31,		
	2009	2008	2007
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$ 808.9	$ 825.3	$ 790.7
Sales & Marketing Solutions	385.5	418.3	398.2
Internet Solutions	115.3	120.6	102.4
North America Total and Core Revenue	$1,309.7	$1,364.2	$1,291.3
Operating Income	$ 482.5	$ 513.3	$ 480.8

Year ended December 31, 2009 vs. Year ended December 31, 2008

North America Overview

North America total and core revenue decreased $54.5 million, or 4% (both before and after the effect of foreign exchange), for the year ended December 31, 2009, as compared to the year ended December 31, 2008.

North America Customer Solution Sets

On a customer solution set basis, the $54.5 million decrease in core revenue for the year ended December 31, 2009, as compared to the year ended December 31, 2008, reflects:

Risk Management Solutions

- A decrease in Risk Management Solutions of $16.4 million, or 2% (both before and after the effect of foreign exchange).

For the year ended December 31, 2009, Traditional Risk Management Solutions, which accounted for 72% of total North America Risk Management Solutions, decreased 3% (2% decrease before the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases of our traditional legacy products due to economic and budgetary pressures;

partially offset by:

- Higher purchases due to a conversion from our legacy products to subscription plans from existing customers including the customers who previously purchased value-added solutions. These subscription plans provide our customers with unlimited use of our Risk Management reports and data. We continue to see high single digit price lifts when existing customers renew and double digit price lifts when customers convert to DNBi. Also, with more than half of our Risk Management Solutions revenue already on DNBi, we have a smaller base available for conversion.

For the year ended December 31, 2009, Value-Added Risk Management Solutions, which accounted for 21% of total North America Risk Management Solutions, decreased 3% (2% decrease before the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases of our legacy VAP's products from our customers due to economic and budgetary pressures;

partially offset by:

- Higher purchases from existing customers of new modules enabled by our DNBi platform.

For the year ended December 31, 2009, Supply Management Solutions, which accounted for 7% of total North America Risk Management Solutions, increased 9% (both before and after the effect of foreign exchange), on a small base.

Sales & Marketing Solutions

- A decrease in Sales & Marketing Solutions of $32.8 million, or 8% (both before and after the effect of foreign exchange).

For the year ended December 31, 2009, Traditional Sales & Marketing Solutions, which accounted for 37% of total North America Sales & Marketing Solutions, decreased 12% (both before and after the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases of our legacy products from our customers due to a weak economy and budgetary pressures. This is largely driven by a secular trend, as customers shift from direct mail activities to digital marketing to reduce costs;
- A shift in timing of early renewals (primarily into 2008);

partially offset by:

- Increased revenue associated with our acquisition of QED completed in the first quarter of 2009, which contributed five points of the growth.

For the year ended December 31, 2009, Value-Added Sales & Marketing Solutions, which accounted for 63% of total North America Sales & Marketing Solutions, decreased 5% (both before and after the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases of our legacy products from our customers due to economic pressures. We continue to have consistent customer retention but the dollar spend per customer has declined; and
- A shift in timing of early renewals (primarily into 2008);

partially offset by:

- Higher purchases from certain of our customers due to our providing more value through bundled offerings.

Internet Solutions

- A decrease in Internet Solutions of $5.3 million, or 4% (both before and after the effect of foreign exchange), as a result of a decline in renewal sales of our subscription plans triggered by a reduction in the budgets of our customers and a decline in advertising revenue partially offset by a benefit from one large customer deal.

The lower demand in 2009 will impact our 2010 financial results, and, as such, revenue will remain weak through the first half of the year. We expect a gradual recovery as 2010 unfolds. For 2010, we expect revenue in North America to be slightly better than 2009. We expect the first quarter revenue decline for North America to be similar to our fourth quarter 2009 and then show a gradual improvement in trends over the course of the year as a result of:

1) Improving upfront customer commitment trends;
2) Greater new customer acquisition due to our new "Go-To-Market" strategy; and
3) The benefit of our product investments we made in 2009.

We expect our Risk Management Solutions revenue results in the first half of 2010 to continue to feel the impact of lower 2009 up-front demand for our subscription products. Specifically, we expect the Risk Management Solutions rate of decline to get slightly worse in the first quarter of 2010 than it was in the fourth quarter of 2009, before gradually improving over the rest of 2010 as our new customer initiatives gain traction.

In addition, since our Internet Solutions business is primarily a subscription business, the results reflect our weak up-front demand in sales earlier in 2009. As a result, we expect these trends to continue to be weak in the first half of 2010, before stabilizing in the second half of 2010.

North America Operating Income

North America operating income for the year ended December 31, 2009 was $482.5 million, compared to $513.3 million for the year ended December 31, 2008, a decrease of $30.8 million, or 6%. The decrease in operating income was primarily attributable to:

- A decrease in North America revenue;
- Increased costs associated with our strategic investments; and
- An increase in expenses primarily associated with the acquisition of QED;

partially offset by:

- Lower costs as a result of our reengineering efforts and decreased variable expenses (e.g., commissions, bonuses and travel related expenses).

Year ended December 31, 2008 vs. Year ended December 31, 2007

North America Overview

North America total and core revenue increased $72.9 million, or 6% (both before and after the effect of foreign exchange), for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The increase reflects growth in all of our customer solution sets.

North America Customer Solution Sets

On a customer solution set basis, the $72.9 million increase in total and core revenue for the year ended December 31, 2008 as compared to the year ended December 31, 2007, reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $34.6 million, or 4% (both before and after the effect of foreign exchange).

For the year ended December 31, 2008, Traditional Risk Management Solutions, which accounted for 73% of total North America Risk Management Solutions, increased 4% (both before and after the effect of foreign exchange). The primary drivers of this growth were:

- Growth in our subscription plans, due to growth of customers renewing from a subscription plan as well as our existing customers converting from our legacy products to subscription plans. These subscription plans provide our customers with unlimited use of our Risk Management reports and data;

partially offset by:

- Lower purchases of our legacy products by our small customers.

For the year ended December 31, 2008, Value-Added Risk Management Solutions, which accounted for 21% of total North America Risk Management Solutions, increased 2% (both before and after the effect of foreign exchange). The primary drivers of this growth were:

- Higher purchases from existing customers of new modules enabled by our DNBi platform;

partially offset by:

- A shift in product mix to our Preferred Pricing Agreement with DNBi subscription plans (as noted above).

For the year ended December 31, 2008, Supply Management Solutions, which accounted for 6% of total North America Risk Management Solutions, increased 11% (both before and after the effect of foreign exchange), on a small base.

Sales & Marketing Solutions

- An increase in Sales & Marketing Solutions of $20.1 million, or 5% (both before and after the effect of foreign exchange).

For the year ended December 31, 2008, Traditional Sales & Marketing Solutions, which accounted for 39% of total North America Sales & Marketing Solutions, increased 4% (both before and after the effect of foreign exchange). The increase was primarily due to:

- Existing customers increasing their annual sales commitment and changing the structure from monthly to upfront annually; and
- Shift in timing of renewals (primarily from the first quarter of 2009);

partially offset by:

- Lower purchases of our legacy products.

For the year ended December 31, 2008, Value-Added Sales & Marketing Solutions, which accounted for 61% of total North America Sales & Marketing Solutions, increased 6% (both before and after the effect of foreign exchange). The increase was primarily due to:

- Increased purchases from existing customers; and
- Increased revenue associated with our acquisition of Purisma completed in the fourth quarter of 2007;

partially offset by:

- A slow down in purchases in the fourth quarter of 2008 as a result of the weakening economy, pressure on customer budgets and our execution in the marketplace.

Internet Solutions

- An increase in Internet Solutions of $18.2 million, or 18% (both before and after the effect of foreign exchange). The increase was due to continued growth in subscription revenue in prior quarters and the AllBusiness.com acquisition completed in the fourth quarter of 2007.

North America Operating Income

North America operating income for the year ended December 31, 2008 was $513.3 million, compared to $480.8 million for the year ended December 31, 2007, an increase of $32.5 million, or 7%. The increase in operating income was primarily attributed to:

- An increase in North America revenue;

partially offset by:

- Increased costs associated with our acquisitions; and
- Increased costs associated with investments to enhance our strategic capabilities.

International

International represented 22%, 21% and 19% of our total revenue for the years ended December 31, 2009, 2008 and 2007, respectively.

On May 29, 2009, we completed the sale of substantially all the assets and liabilities of the domestic portion of our Italian operations. This sale has been classified as a "Divestiture." See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail. Our divested business contributed 1% of our total revenue for the year ended December 31, 2009 and 3% of our total revenue for each of the years ended December 31, 2008 and 2007.

International represented 21%, 19% and 17% of our core revenue for the years ended December 31, 2009, 2008 and 2007, respectively.

The following table presents our International revenue by customer solution set and International operating income for the years ended December 31, 2009, 2008 and 2007.

Additionally, this table reconciles the non-GAAP measure of core revenue to the GAAP measure of total revenue by customer solution set.

	For the Years Ended December 31,		
	2009	2008	2007
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$262.9	$245.1	$200.7
Sales & Marketing Solutions	89.1	65.0	55.0
Internet Solutions	3.4	4.3	5.1
International Core Revenue	355.4	314.4	260.8
Divested Businesses	21.9	47.7	47.1
International Total Revenue	$377.3	$362.1	$307.9
Operating Income	$ 81.1	$ 70.9	$ 54.2

Year ended December 31, 2009 vs. Year ended December 31, 2008

International Overview

International total revenue increased $15.2 million, or 4% (14% increase before the effect of foreign exchange), for the year ended December 31, 2009, as compared to the year ended December 31, 2008, reflecting an increase of $41.0 million, or 13% (23% increase before the effect of foreign exchange) in core revenue. Our divestiture of the domestic portion of our Italian operations in the second quarter of 2009 accounted for $21.9 million and $47.7 million for the years ended December 31, 2009 and 2008, respectively. The increase in core revenue was primarily due to:

- Increased revenue as a result of a) our consolidation of our majority owned joint ventures in: i) D&B India completed in the fourth quarter of 2008; ii) HC International, Inc. in China completed in the fourth quarter of 2008; and iii) RoadWay in China completed in the third quarter of 2009; and b) the acquisition of ICC completed in the third quarter of 2009, which in the aggregate, all the previously mentioned contributed fourteen points of the growth;
- Increased revenue from our Asia Pacific market primarily from our majority owned Tokyo Shoko Research/D&B Japan Joint Venture;
- Increased revenue from a) providing increased cross-border data from our operations to members of our D&B Worldwide Network attributable to fulfillment services and product usage; b) our commercial agreement to provide global data to our Italian customers entered into in connection with our divestiture of the domestic portion of our Italian operations; and c) our focus on investments in data quality; and
- Growth in our subscription plans in certain of our European markets for existing customers who are willing to increase the level of business they do with us;

partially offset by:

- The negative impact of foreign exchange.

International Customer Solution Sets

On a customer solution set basis, the $41.0 million increase in International core revenue for the year ended December 31, 2009, as compared to the year ended December 31, 2008, reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $17.8 million, or 7% (18% increase before the effect of foreign exchange).

For the year ended December 31, 2009, Traditional Risk Management Solutions, which accounted for 84% of International Risk Management Solutions, increased 12% (22% increase before the effect of foreign exchange). The increase in Traditional Risk Management solutions was primarily due to:

- Increased revenue as a result of a) our consolidation of our majority owned joint venture in D&B India completed in the fourth quarter of 2008; and b) the acquisition of ICC completed in the third quarter of 2009, which in the aggregate, all the previously mentioned contributed nine points of the growth;
- Increased revenue from our Asia Pacific market primarily from our majority owned Tokyo Shoko Research/D&B Japan Joint Venture;
- Growth in our subscription plans in certain of our European markets for existing customers who are willing to increase the level of business they do with us; and
- Increased revenue from a) providing cross-border data from our operations to members of our D&B Worldwide Network attributable to fulfillment services and product usage; and b) our commercial agreement to provide global data to our Italian customers entered into in connection with our divestiture of the domestic portion of our Italian operations;

partially offset by:

- The negative impact of foreign exchange.

For the year ended December 31, 2009, Value-Added Risk Management Solutions, which accounted for 15% of International Risk Management Solutions, decreased 12% (1% decrease before the effect of foreign exchange) primarily due to:

- The negative impact of foreign exchange; and
- Lower purchases in our UK market from our customers due to economic and budgetary pressures;

partially offset by:

- Increased revenue from members of our D&B Worldwide Network, primarily related to our commercial agreement to provide global data to our Italian customers entered into in connection with our divestiture of the domestic portion of our Italian operations; and
- Higher purchases from existing customers in certain of our Asia Pacific markets.

For the year ended December 31, 2009, Supply Management Solutions, which accounted for 1% of International Risk Management Solutions, increased 14% (28% increase before the effect of foreign exchange) on a small base.

Sales & Marketing Solutions

- An increase in Sales & Marketing Solutions of $24.1 million, or 37% (42% increase before the effect of foreign exchange).

For the year ended December 31, 2009, Traditional Sales & Marketing Solutions, which accounted for 53% of International Sales & Marketing Solutions, increased 62% (84% increase before the effect of foreign exchange). This increase was primarily due to increased revenue as a result of our consolidation of our majority owned joint ventures in: i) D&B India completed in the fourth quarter of 2008; ii) HC International, Inc. in China completed in the fourth quarter of 2008; and iii) RoadWay in China completed in the third quarter of 2009;

partially offset by:

- The negative impact of foreign exchange.

For the year ended December 31, 2009, Value-Added Sales & Marketing Solutions, which accounted for 47% of International Sales & Marketing Solutions, increased 17% (14% increase before the effect of foreign exchange). The increase was primarily due to increased revenue from our Asia Pacific market primarily from our majority owned Tokyo Shoko Research/D&B Japan Joint Venture and the positive impact of foreign exchange.

Internet Solutions

- A decrease in Internet Solutions of $0.9 million, or 20% (3% decrease before the effect of foreign exchange), on a small base.

International Operating Income

International operating income for the year ended December 31, 2009 was $81.1 million, compared to $70.9 million for the year ended December 31, 2008, an increase of $10.2 million, or 14%, primarily due to:

- An increase in core revenue;
- Lower costs as a result of our divestiture of the domestic portion of our Italian operations; and
- Lower costs as a result of our reengineering efforts;

partially offset by:

- Increased data acquisition costs and fulfillment costs primarily associated with a) our consolidation of our majority owned joint ventures in: i) D&B India completed in the fourth quarter of 2008; ii) HC International, Inc. in China completed in the fourth quarter of 2008; and iii) RoadWay in China completed in the third quarter of 2009; b) our acquisition of ICC completed in the third quarter of 2009; c) our Tokyo Shoko Research/D&B Japan Joint Venture; and d) increased costs in certain of our European markets;
- Higher variable selling expenses related to a) increased revenue (e.g., commissions, bonus, etc.); b) our consolidation of our majority owned joint ventures in: i) D&B India completed in the fourth quarter of 2008; ii) HC International, Inc. in China completed in the fourth quarter of 2008; iii) RoadWay in China completed in the third quarter of 2009; c) the acquisition of ICC completed in the third quarter of 2009; and d) our Tokyo Shoko Research/D&B Japan Joint Venture;
- The negative impact of foreign exchange; and
- Increased investments in our UK market to maintain our UK data coverage and quality.

Year ended December 31, 2008 vs. Year ended December 31, 2007

International Overview

International total revenue increased $54.2 million, or 18% (14% increase before the effect of foreign exchange), for the year ended December 31, 2008, as compared to the year ended December 31, 2007, reflecting an increase of $53.6 million, or 21% (18% increase before the effect of foreign exchange) in core revenue. Our divestiture of the domestic portion of our Italian operations in the second quarter of 2009 accounted for $47.7 million and $47.1 million for the years ended December 31, 2008 and 2007, respectively. The increase in core revenue was primarily due to:

- Increased revenue as a result of the establishment of our Tokyo Shoko Research/D&B Japan Joint Venture completed in the fourth quarter of 2007;
- The positive impact of foreign exchange; and
- Growth in our subscription plans in certain of our International markets for existing customers who are willing to increase the level of business they do with us.

International Customer Solution Sets

On a customer solution set basis, the $53.6 million increase in International core revenue for the year ended December 31, 2008, as compared to the year ended December 31, 2007, reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $44.4 million, or 22% (19% increase before the effect of foreign exchange).

For the year ended December 31, 2008, Traditional Risk Management Solutions, which accounted for 80% of International Risk Management Solutions, increased 24% (21% increase before the effect of foreign exchange). The increase in Traditional Risk Management Solutions is primarily due to:

- Increased revenue as a result of the establishment of our Tokyo Shoko Research/D&B Japan Joint Venture completed in the fourth quarter of 2007;
- The positive impact of foreign exchange;
- Growth in our subscription plans in certain of our International markets for existing customers who are willing to increase the level of business they do with us, including customers who previously purchased value-added solutions on a non-subscription basis; and
- Growth from purchases from our D&B Worldwide Network for fulfillment services and product usage.

For the year ended December 31, 2008, Value-Added Risk Management Solutions, which accounted for 18% of International Risk Management Solutions, increased 15% (both before and after the effect of foreign exchange), primarily due to:

- Higher project-oriented business in our UK market;
- Price increases in our European markets in the second half of the 2008 fiscal year; and
- Impact of recognition of deferred revenue from prior quarter sales in our Benelux market;

partially offset by:

- A shift in product mix to our subscription plans (as noted above).

For the year ended December 31, 2008, Supply Management Solutions, which accounted for 2% of International Risk Management Solutions, decreased 15% (16% decrease before the effect of foreign exchange) on a small base.

Sales & Marketing Solutions

- Sales & Marketing Solutions increased $10.0 million, or 19% (17% increase before the effect of foreign exchange).

For the year ended December 31, 2008, Traditional Sales & Marketing Solutions, which accounted for 44% of International Sales & Marketing Solutions, decreased 7% (3% decrease before the effect of foreign exchange). This was primarily attributed to lower revenue in certain of our International markets, resulting from an increasingly competitive marketplace and economic pressures.

For the year ended December 31, 2008, Value-Added Sales & Marketing Solutions, which accounted for 56% of International Sales & Marketing Solutions, increased 51% (44% increase before the effect of foreign exchange). The increase was primarily due to:

- Increased revenue as a result of the establishment of our Tokyo Shoko Research/D&B Japan Joint Venture completed in the fourth quarter of 2007;

- The positive impact of foreign exchange; and
- Price increases in our European markets in the second half of the 2008 fiscal year.

Internet Solutions

- A decrease in Internet Solutions of $0.8 million, or 15% (13% decrease before the effect of foreign exchange), on a small base.

Operating Income

International operating income for the year ended December 31, 2008 was $70.9 million, compared to $54.2 million for the year ended December 31, 2007, an increase of $16.7 million, or 31%, primarily due to:

- An increase in core revenue;
- Lower costs as a result of our reengineering efforts; and
- The impact of foreign exchange;

partially offset by:

- Increased data acquisition costs and costs associated with our Tokyo Shoko Research/D&B Japan Joint Venture;
- Investment in data purchases, new products, product enhancements and fulfillment services; and
- Higher variable selling expenses related to increased revenue (e.g., commissions, bonus, etc.).

Market Risk

We are exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the market value of certain of our investments.

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward contracts to hedge short-term foreign currency denominated loans, investments and certain third-party and intercompany transactions. From time-to-time, we use foreign exchange option contracts to reduce our International earnings exposure to adverse changes in foreign exchange rates. In addition, from time-to-time, we use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of future debt issuance, as discussed under "Interest Rate Risk Management" below.

A discussion of our accounting policies for financial instruments is included in the summary of significant accounting policies in Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K, and further disclosure relating to financial instruments is included in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Interest Rate Risk Management

In January 2009 and December 2008, we entered into interest rate swap agreements with aggregate notional amounts of $25 million and $75 million, respectively, and designated these swaps as cash flow hedges against variability in cash flows related to our bank revolving credit facility. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges are recorded in Accumulated Other Comprehensive Income ("AOCI"). At December 31, 2009, the balance of net derivative losses associated with these swaps included in AOCI was approximately $0.8 million.

In January 2008, we entered into interest rate derivative transactions with an aggregate notional amount of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the April 2008 debt issuance. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the senior notes in April 2008 with a face value of $400 million that mature on April 1, 2013, bearing interest at an annual rate of 6.00%, payable semi-annually (the "2013 notes"), these interest rate derivative transactions were executed, resulting in a payment of $8.5 million at the date of termination. The payments are recorded in AOCI, and will be amortized over the life of the 2013 notes.

In February 2006 and September 2005, we entered into interest rate derivative transactions with aggregate notional amounts of $100 million and $200 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the below referenced debt issuance. These transactions were accounted for as cash flow hedges, and as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the senior notes (the "2011 notes"), these interest rate derivative transactions were executed, resulting in proceeds of approximately $5.0 million at the date of termination. The proceeds are recorded in AOCI and will be amortized over the life of the 2011 notes.

At December 31, 2006, we had a $300 million bank revolving credit facility available at prevailing short-term interest rates, which we terminated on April 19, 2007, and then entered into a new $500 million, five-year bank revolving credit facility, which expires in April 2012. On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. Borrowings under the $650 million credit facility are available at prevailing short-term interest rates. At December 31, 2009 and December 31, 2008, we had $259.4 million and $203.4 million of floating-rate debt outstanding under the facility, respectively.

A 100 basis point increase/decrease in the weighted average interest rate on our outstanding variable rate debt at December 31, 2009, would result in an incremental increase/decrease in annual interest expense of approximately $2 million.

Foreign Exchange Risk Management

We have numerous offices in various countries outside North America and conduct operations in various countries through minority equity investments and strategic relationships with local providers. Our International operations generated approximately 22% and 21% of our total revenue for the years ended December 31, 2009 and 2008, respectively. Approximately 38% and 34% of our assets as of December 31, 2009 and 2008, respectively, were located outside of North America.

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our International operations. We follow a policy of hedging balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our International earnings and investments.

We use short-term, foreign exchange forward and option contracts to implement our hedging strategies. Typically, these contracts have maturities of twelve months or less. These contracts are denominated primarily in the British pound sterling, the Euro and Canadian dollar. The gains and losses on the forward contracts associated with the balance sheet positions hedge are recorded in "Other Income (Expense)—Net" in our consolidated financial statements and are essentially offset by the gains and losses on the underlying foreign currency transactions.

As in prior years, we have hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term forward foreign exchange contracts. In addition, from time-to-time, we use foreign exchange option contracts to hedge certain foreign earnings and foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding forward exchange and option contracts are marked-to-market at the end of each quarter and are reflected within our consolidated financial statements.

At December 31, 2009 and 2008, we did not have any option contracts outstanding. At December 31, 2009 and 2008, we had a notional amount of approximately $271.0 million and $254.5 million, respectively, of foreign exchange forward contracts outstanding that offset foreign currency denominated loans. Realized gains and losses associated with these contracts were $24.9 million and $13.6 million, respectively, at December 31, 2009; $16.2 million and $41.8 million, respectively, at December 31, 2008; and $0.4 million and $0.4 million, respectively, at December 31, 2007. Unrealized gains and losses associated with these contracts were $0.6 million and $0.2 million, respectively, at December 31, 2009; $0.4 million and $2.8 million, respectively, at December 31, 2008; and $0.4 million and $0.1 million, respectively, at December 31, 2007.

If exchange rates were to increase on average 10% from year-end levels, without the benefit of having hedging activities, the unrealized loss would be approximately $10 million. If exchange rates on average were to decrease 10% from year-end levels, without the benefit of having hedging activities, the unrealized gain would be approximately $8 million. However, the estimated potential gain and loss on these contracts is expected to be substantially offset by changes in the dollar value of the underlying transactions.

Liquidity and Financial Position

In connection with our focus on delivering Total Shareholder Return, we will remain disciplined in the use of our shareholders' cash, maintaining three key priorities for the use of this cash:

- First, making ongoing investments in the business to drive growth;
- Second, investing in acquisitions that we believe will be value-accretive to enhance our capabilities and accelerate our growth; and
- Third, continuing to return cash to shareholders.

We believe that cash provided by operating activities, supplemented as needed with available financing arrangements, is sufficient to meet our short-term needs (twelve months or less), including restructuring charges, transition costs, contractual obligations and contingencies (see Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K), excluding the legal matters identified in such note for which exposures cannot be estimated or are not probable. In addition, we believe that our ability to readily access the bank and capital markets for incremental financing needs will enable us to meet our continued focus on Total Shareholder Return. We have the ability to access the short-term borrowings market from time-to-time to fund working capital needs, acquisitions and share repurchases. Such borrowings would be supported by our credit facility, when needed.

The unprecedented disruption in the economic environment has had a significant adverse impact on a number of commercial and financial institutions. At this point in time our liquidity has not been impacted by the credit environment and management does not expect that it will be materially impacted in the near-future. Management continues to closely monitor our liquidity, the credit markets and our financial counterparties. However, management cannot predict with any certainty the impact to us of any further disruption in the credit environment.

The following discussions are on a continuing operations basis and therefore exclude the results of the Italian real estate business. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Cash Provided by Operating Activities from Continuing Operations

Net cash provided by operating activities was $369.5 million, $433.9 million and $384.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Year ended December 31, 2009 vs. Year ended December 31, 2008

Net cash provided by operating activities decreased by $64.4 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. This decrease was primarily driven by:

- Timing of payments of accounts payable and accrued liabilities (e.g., investments, data purchases, etc.);
- An increase in net tax payments;
- An increase in restructuring payments associated with our Financial Flexibility initiatives; and
- Lower collections;

partially offset by:

- Increased net income of our underlying business excluding the impact of non-cash gains and losses.

Year ended December 31, 2008 vs. Year ended December 31, 2007

Net cash provided by operating activities increased by $49.3 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. This increase was primarily driven by:

- Increased net income of our underlying business excluding the impact of non-cash gains and losses;
- A decrease in restructuring payments associated with our Financial Flexibility initiatives; and
- Increased collections;

partially offset by:

- An increase in both tax payments and interest expense payments.

Cash (Used in) Provided by Investing Activities from Continuing Operations

Net cash used in investing activities was $120.7 million, $154.5 million and $216.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Year ended December 31, 2009 vs. Year ended December 31, 2008

Net cash used in investing activities was $120.7 million for the year ended December 31, 2009, as compared to cash used in investing activities of $154.5 million for the year ended December 31, 2008. The $33.8 million decrease primarily reflects the following activities:

- Cash settlements of our foreign currency contracts for our hedged transactions resulted in cash inflows of $11.3 million for the year ended December 31, 2009 as compared to cash outflows of $25.6 million for the year ended December 31, 2008;

partially offset by:

- A net increase in additions to computer software and other intangibles and capital expenditures, which was primarily used to fund software development, product and platform enhancements across all three of our solution sets. Capital expenditures were approximately 4% of revenue in 2009 and we expect them to be approximately 5% of revenue in 2010; and

- During the year ended December 31, 2009, in connection with our initiatives to drive long-term growth, we spent $74.6 million on acquisitions/majority-owned joint ventures and other investments, net of cash acquired, as compared to $69.2 million, net of cash acquired, during the year ended December 31, 2008. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information.

Year ended December 31, 2008 vs. Year ended December 31, 2007

Net cash used in investing activities was $154.5 million for the year ended December 31, 2008, as compared to cash used in investing activities of $216.4 million for the year ended December 31, 2007. The $61.9 million decrease primarily reflects the following activities:

- During the year ended December 31, 2008, in connection with our initiatives to drive long-term growth, we spent $69.2 million on acquisitions/majority-owned joint ventures and other investments, net of cash acquired, as compared to $146.5 million, net of cash acquired, during the year ended December 31, 2007. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information;
- A decrease in capital expenditures and additions to computer software and other intangibles, which was primarily used to fund software development, product and platform enhancements across all three of our solution sets. The decrease of $12.6 million for the year ended December 31, 2008 as compared to December 31, 2007 was primarily driven by a longer software product development cycle in 2008 versus 2007. The decrease in capital expenditures is related to approximately $6.1 million of furniture and equipment primarily related to our Center Valley, Pennsylvania facility, which was included in accounts payable on the consolidated balance sheet as of December 31, 2006, and was paid for in the year ended December 31, 2007; and
- During the year ended December 31, 2008, we received approximately $9.0 million in cash from the sale of our Italian real estate business on December 27, 2007;

partially offset by:

- Cash settlements of our foreign currency contracts for our hedged transactions resulted in cash outflows of $25.6 million for the year ended December 31, 2008 as compared to cash outflows of $0.3 million for the year ended December 31, 2007.

Cash Used in Financing Activities from Continuing Operations

Net cash used in financing activities was $213.1 million, $242.5 million and $143.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. As set forth below for all these years, these changes primarily relate to contractual obligations, share repurchases and dividends.

Contractual Obligations

Debt

In April 2008, we issued notes with a face value of $400 million that mature on April 1, 2013, bearing interest at a fixed annual rate of 6.00%, payable semi-annually. The proceeds from this issuance were used to repay indebtedness under our credit facility.

On January 30, 2008, we entered into interest rate derivative transactions with an aggregate notional amount of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in anticipation of the issuance of the 2013 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of the issuance of the 2013 notes were recorded in AOCI. In connection with the issuance of the 2013 notes, these interest rate derivative transactions were executed, resulting in a payment of $8.5 million at the date of termination. The payments are recorded in AOCI, and are being amortized over the life of the 2013 notes.

Credit Facility

At December 31, 2007, we had a $500 million, five-year bank revolving credit facility, which expires in April 2012. Borrowings under the $500 million credit facility are available at prevailing short-term interest rates. On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. We had $259.4 million and $203.4 million of borrowings outstanding under the $650 million credit facility at December 31, 2009 and 2008, respectively. At December 31, 2007, we had $425.3 million of borrowings outstanding under the $500 million credit facility. We borrowed under these facilities from time-to-time during the year ended December 31, 2009 to fund our share repurchases, acquisition strategy and working capital needs.

Share Repurchases

During the year ended December 31, 2009, we repurchased 2.9 million shares of common stock for $225.6 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In February 2009, our Board of Directors approved a $200 million share repurchase program which commenced in December 2009. During the year ended December 31, 2009, we repurchased 0.2 million shares of common stock for $22.7 million under this share repurchase program. We anticipate that this program will be completed by December 2011.
- In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program which commenced in February 2008. During the year ended December 31, 2009, we repurchased 1.7 million shares of common stock for $127.3 million under this share repurchase program. This program was completed in December 2009; and
- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 1.0 million shares of common stock for $75.6 million under this program during the year ended December 31, 2009. This program expires in August 2010. We anticipate that this program will be completed prior to maturity in August 2010.

During the year ended December 31, 2008, we repurchased 4.4 million shares of common stock for $381.9 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program, which commenced in February 2008. We repurchased 3.2 million shares of common stock for $272.7 million under this share repurchase program during the year ended December 31, 2008;
- In May 2007, our Board of Directors approved a $200 million, one-year share repurchase program, which commenced in July 2007. We repurchased 0.3 million shares of common stock for $26.8 million under this repurchase program during the year ended December 31, 2008. This program was completed in February 2008; and
- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 0.9 million shares of common stock for $82.4 million under this program during the year ended December 31, 2008. This program expires in August 2010.

During the year ended December 31, 2007, we repurchased 4.5 million shares of common stock for $408.5 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In May 2007, our Board of Directors approved a $200 million, one-year share repurchase program, which began in July 2007 upon the completion of the then existing $200 million program. We purchased 1.9 million shares of common stock for $173.2 million under the new $200 million program during the year ended December 31, 2007. This program was completed in February 2008;

- In August 2006, our Board of Directors approved a $200 million, one-year share repurchase program which began in October 2006. We repurchased 1.4 million shares of common stock for $125.0 million under this program during the year ended December 31, 2007. This program was completed in July 2007; and
- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 1.2 million shares of common stock for $110.3 million during the year ended December 31, 2007. This program expires in August 2010.

Dividends

The total amount of dividends paid during the years ended December 31, 2009, 2008 and 2007 was $71.5 million, $65.6 million and $58.4 million, respectively.

Future Liquidity—Sources and Uses of Funds

Contractual Cash Obligations

The following table quantifies, as of December 31, 2009, our contractual obligations that will require the use of cash in the future.

Contractual Obligations[a]	Total	2010	2011	2012	2013	2014	Thereafter	All Other
				(Amounts in millions)				
Long-Term Debt(1)	$1,064.2	$ 43.5	$329.3	$284.6	$406.2	$ 0.1	$ 0.5	$ —
Operating Leases(2)	$ 128.2	$ 30.6	$ 24.3	$ 20.1	$ 14.2	$12.7	$ 26.3	$ —
Obligations to Outsourcers(3)	$ 373.1	$121.7	$ 93.0	$ 67.3	$ 51.3	$39.8	$ —	$ —
Pension and Other Postretirement Benefits Payments/ Contributions(4)	$ 891.5	$ 38.4	$ 45.9	$ 34.2	$ 33.2	$32.3	$707.5	$ —
Spin-off Obligation(5)	$ 21.5	$ 21.5	$ —	$ —	$ —	$—	$ —	$ —
Unrecognized Tax Benefits(6)	$ 129.0	$ —	$ —	$ —	$ —	$—	$ —	$129.0

(a) Because their future cash flows are uncertain, noncurrent liabilities are excluded from the table.

(1) Primarily represents our senior notes with a face value of $300 million that mature in March 2011, net of a $0.2 million discount, bearing interest at a fixed annual rate of 5.50%, payable semi-annually, borrowings outstanding under our bank credit facility at short-term interest rates and our senior notes with a face value of $400 million that mature in April 2013, bearing interest at a fixed annual rate of 6.00%, payable semi-annually. Amounts include the interest portion on future obligations. The interest rate on our senior notes is presented using the stated interest rate. Interest expense on our bank credit facility is estimated using the rate in effect as of December 31, 2009.

(2) Most of our operations are conducted from leased facilities, which are under operating leases that expire over the next ten years, with the majority expiring within five years. We also lease certain computer and other equipment under operating leases that expire over the next three and five years, respectively. These computer and other equipment leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance.

(3) In July 2002, we outsourced certain technology functions to Computer Sciences Corporation ("CSC") under a 10-year agreement, which we had the right to terminate for a fee at any time and under certain other conditions. Under the terms of the agreement, CSC's responsibilities included data center operations, technology help desk and network management functions in the U.S. and UK as well as certain application development and maintenance functions. This agreement was amended in March 2008, which, among other things, increased certain services level agreements that CSC is required to provide under the Technology Services Agreement and added additional security services to be performed by CSC. In August 2009, we

entered into a wind down agreement with CSC and Acxiom Corporation ("Acxiom") which terminated all of the data center operations functions provided by CSC, effective September 2009. In September 2009 we entered into a new agreement with CSC for limited print and fulfillment services that remained with CSC. We incurred costs of $50.6 million, $77.6 million and $80.4 million under this contract for the years ended December 31, 2009, 2008 and 2007, respectively.

In December 2003, we signed a three-year agreement with ICT Group, Inc. ("ICT"), effective January 2004, to outsource certain marketing call center activities, which agreement contains two renewal options for up to a one-year period. The agreement was amended effective September 2007 to be extended through 2011. Under the terms of the agreement, ICT is responsible for performing certain marketing and credit-calling activities previously performed by our own call centers in North America. The obligation under the contract is based upon transmitted call volumes, but shall not be less than $3 million per contract year. We incurred costs of $3.3 million, $3.2 million and $4.5 million under this contract for the years ended December 31, 2009, 2008 and 2007, respectively.

In October 2004, we signed a seven-year outsourcing agreement with International Business Machines ("IBM"). Under the terms of the agreement, we have transitioned certain portions of our data acquisition and delivery and customer service to IBM. We may terminate this agreement for a fee at any time. We incurred costs of $26.2 million, $30.1 million and $30.7 million under this contract for the years ended December 31, 2009, 2008 and 2007, respectively.

In July 2006, we signed a four-year product and technology outsourcing agreement with Acxiom in order to significantly increase the speed, data processing capacity and matching capabilities we provide our global sales and marketing customers. In November 2008, we extended the term of the outsourcing agreement through 2011. In November 2008 we entered into an agreement that will expand our service capabilities, enhance customer experience and accelerate the migration of the remaining existing D&B fulfillment processes to Acxiom.

In May 2009, and as part of our ongoing Financial Flexibility initiatives, we entered into another agreement with Acxiom to provide certain infrastructure management services that were formerly provided by CSC. These services include data center operations, technology help desk and network management functions. The agreement has an initial term ending in October 2014. In addition, after expiration of the initial term, we have the right to extend the agreement under the same terms for up to a maximum period of three years. Payments to Acxiom over the initial five year contract term based on current volumes will aggregate to approximately $285 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work. Payments made for the provision of such services in 2009 did not differ materially from payments that were expected to be made under our prior arrangement with CSC. However, we anticipate savings to be generated over the life of the contract.

In addition, in December 2009 we signed a three-year data maintenance and support agreement with Acxiom. Payments over the contract term will aggregate approximately $5 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

We incurred costs of $42.5 million, $7.5 million and $6.6 million under all of these agreements for the years ended December 31, 2009, 2008 and 2007, respectively. Total payments to Acxiom over the remaining terms of the above contracts will aggregate to approximately $290 million.

(4) Represents projected contributions to our non-U.S. defined benefit plans as well as projected benefit payments related to our unfunded plans, including the U.S. Non-Qualified Plans and our postretirement benefit plan. We do not expect to make any contributions to our U.S. Qualified Plan. The expected benefits are estimated based on the same assumptions used to measure our benefit obligation at the end of 2009 and include benefits attributable to estimated future employee service. A closed group approach is used in calculating the projected benefit payments, assuming only the participants who are currently in the valuation population are included in the projection and the projected benefits continue for up to approximately 99 years.

(5) As part of our spin-off from Moody's/The Dun & Bradstreet Corporation ("D&B2") in 2000, Moody's/D&B2 and D&B entered into a Tax Allocation Agreement ("TAA"). Under the TAA, Moody's/D&B2 and D&B agreed that Moody's/D&B2 would be entitled to deduct the compensation expense associated with the exercise of Moody's stock options (including Moody's stock options exercised by D&B employees) and D&B would be entitled to deduct the compensation expense associated with the exercise of D&B stock options (including D&B stock options exercised by employees of Moody's/D&B2). Put simply, the tax deduction would go to the company that granted the stock options, rather than to the employer of the individual exercising the stock options. The TAA provides, however, that if the Internal Revenue Service ("IRS") issues rules, regulations or other authority contrary to the agreed-upon treatment of the compensation expense deductions under the TAA, then the party that becomes entitled under such guidance to take the deduction may be required to reimburse the other party for the tax benefit it has realized, in order to compensate the other party for its loss of such deduction. In 2002 and 2003, the IRS issued rulings that appear to provide that, under the circumstances applicable to Moody's/D&B2 and D&B, the compensation expense deduction belongs to the employer of the option grantee and not to the issuer of the option (e.g., D&B would be entitled to deduct the compensation expense associated with D&B employees exercising Moody's/D&B2 options and Moody's/D&B2 would be entitled to deduct the compensation expense associated with Moody's/D&B2 employees exercising D&B options). We have filed tax returns for 2001 through 2008, and made estimated tax deposits for 2009, consistent with the IRS' rulings. Under the TAA, we may be required to reimburse Moody's/D&B2 for the loss of compensation expense deductions relating to tax years 2003 to 2009 of approximately $21.5 million in the aggregate for such years. In 2005 and 2006, we paid Moody's/D&B2 approximately $30.1 million in the aggregate under the TAA. We have not made any payments to Moody's/D&B2 since the first quarter of 2006. We may also be required to pay additional amounts in the future based upon interpretations by the parties of the TAA and the IRS' rulings.

(6) We have a total amount of unrecognized tax benefits of $136.9 million for the year ending December 31, 2009. Although we do not anticipate payments within the next twelve months for these matters, these could require the aggregate use of cash totaling approximately $129.0 million. As we cannot make reliable estimates regarding the timing of the cash flows by period, we have included unrecognized tax benefits within the "All Other" column in the table above.

Capital Structure

Every year we examine our capital structure and review our plans. During 2010, in connection with our focus on Total Shareholder Return ("TSR"), we anticipate continued share repurchases and cash dividends.

We believe that cash provided by operating activities, supplemented as needed with readily available financing arrangements, is sufficient to meet our short-term needs, including the cash cost of restructuring charges, transition costs, contractual obligations and contingencies, excluding the legal matters identified herein for which exposures cannot be estimated. See Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

As we execute our long-term TSR strategy, which contemplates strategic acquisitions, we may require or consider additional financing to fund our TSR strategy. We regularly evaluate market conditions, our liquidity profile and various financing alternatives for opportunities to enhance our capital structure. While we feel confident that such financing arrangements are available to us, there can be no guarantee that we will be able to access new sources of liquidity when required.

The unprecedented disruption in the economic environment has had a significant adverse impact on a number of commercial and financial institutions. At this point in time, our liquidity has not been impacted by the credit environment and management does not expect that it will be materially impacted in the near future. Management continues to closely monitor our liquidity, the credit markets and our financial counterparties. However, management cannot predict with any certainty the impact to us of any further disruption in the credit environment.

Share Repurchases and Dividends

In order to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP, our Board of Directors approved in August 2006, a four-year, five million share repurchase program. During the year ended December 31, 2009, we repurchased 1.0 million shares of common stock for $75.6 million under this program with 0.8 million shares remaining to be repurchased. We anticipate that this program will be completed prior to maturity in August 2010.

In February 2009, our Board of Directors approved a $200 million share repurchase program which commenced in December 2009. During the year ended December 31, 2009, we repurchased 0.2 million shares of common stock for $22.7 million under this share repurchase program with $177.3 million remaining under this program. We anticipate that this program will be completed by December 2011.

On February 4, 2010, our Board of Directors approved the declaration of a dividend of $0.35 per share for the first quarter of 2010. This cash dividend will be payable on March 18, 2010 to shareholders of record at the close of business on March 3, 2010.

Two-Year Strategic Technology Investment Program

On February 4, 2010, we announced an approximately two-year strategic technology investment program aimed at strengthening our leading position in commercial data and improving our current technology platform to meet emerging needs of customers. We anticipate spending approximately $110 million to $130 million over approximately the next two years to complete the program, with approximately $45 million to $55 million of the spend occurring in 2010. Approximately 60% of the spend will be recognized as an increase to expenses and the remainder as capital expenditures.

Potential Payments in Legal Matters

We and our predecessors are involved in certain legal proceedings, claims and litigation arising in the ordinary course of business. These matters are at various stages of resolution, but could ultimately result in significant cash payments as described in Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. We believe we have adequate reserves recorded in our consolidated financial statements for our share of current exposures in these matters, where applicable, as described therein.

Pension Plan and Postretirement Benefit Plan Contribution Requirements

For financial statement reporting purposes, the funded status of our pension plans, as determined in accordance with GAAP, had a deficit of $121.5 million, $257.0 million and $72.3 million for the U.S. Qualified Plan, the U.S. Non-Qualified Plans and the non-U.S. plans, respectively at December 31, 2009, as compared to deficits of $155.5 million, $235.8 million, and $45.9 million, respectively, at December 31, 2008. The improvement in the funded status of the U.S. Qualified Plan was primarily due to better asset performance in 2009, partially offset by a higher projected benefit obligation at December 31, 2009 which was driven by a lower discount rate. The deterioration in the funded status of the U.S. Non-Qualified Plans and the non-U.S. plans was primarily due to a higher projected benefit obligation at December 31, 2009, mainly driven by lower discount rates and the negative impact from a change in foreign currency exchange rates, partially offset by higher asset gains in 2009. See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

During fiscal 2009, we were not required to make contributions to the U.S. Qualified Plan, the largest of our six plans, under funding regulations associated with the Pension Protection Act of 2006 ("PPA 2006") as the plan was considered "fully funded" for the 2008 plan year. We do not expect to make any contributions to the U.S. Qualified Plan in fiscal 2010 for the 2009 plan year. Final funding requirements for fiscal 2010 were determined based on our January 2010 funding actuarial valuation.

We expect to continue to make cash contributions to our other pension plans during 2010. The expected 2010 contribution is approximately $31 million, compared to $24.4 million in 2009. In addition, we expect to make benefit payments related to our postretirement benefit plan of approximately $7 million during 2010, compared to $8.4 million in 2009. See the Contractual Cash Obligations table above for projected contributions and benefit payments beyond 2009.

Effective March 1, 2010, we will eliminate company-paid life insurance benefits for retirees. In addition, we will only share the minimum necessary amount of subsidy received from the government in any year to maintain actuarial equivalence for as long as possible.

Effective in April 2010, we will increase our employer maximum match from three percent (3%) to seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations and we will continue to match 50% of a team member's contributions. We expect 2010 cash contributions to the 401(k) Plan to be approximately $9 million compared to $6.9 million in 2009. See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for changes to our 401(k) Plan.

Off-Balance Sheet Arrangements and Related Party Transactions

We do not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements except for those disclosed in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Additionally, we have not engaged in any significant related-party transactions.

Fair Value Measurements

As described in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K, effective January 1, 2008, we adopted the authoritative guidance for fair value measurements in ASC 820-10, "Fair Value Measurements and Disclosures," which has been applied prospectively beginning January 1, 2008 for all financial assets and liabilities recognized in the consolidated financial statements at fair value. The authoritative guidance defines fair value, establishes a framework for measuring fair value under GAAP and expands fair value measurement disclosures. The guidance also allowed for a one-year delay of the effective date for fair value measurements for all non-financial assets and liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We delayed the effective date and applied the measurement provisions for all non-financial assets and liabilities that are recognized at fair value in the consolidated financial statements on a non-recurring basis until January 1, 2009. Our non-recurring non-financial assets and liabilities include long-lived assets held and used, goodwill and intangible assets. These assets are recognized at fair value when they are deemed to be impaired. As of December 31, 2009, we did not have any unobservable (Level III) inputs in determining fair value for our assets and liabilities measured at fair value on a recurring basis other than our real estate funds.

Forward-Looking Statements

We may from time-to-time make written or oral "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements contained in filings with the Securities and Exchange Commission, in reports to shareholders and in press releases and investor Web casts. These forward-looking statements can be identified by the use of words like "anticipates," "aspirations," "believes," "continues," "estimates," "expects," "goals," "guidance," "intends," "plans," "projects," "strategy," "targets," "commits," "will" and other words of similar meaning. They can also be identified by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in, or remain invested in, our securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying in the following paragraphs important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.

The following important factors could cause actual results to differ materially from those projected in such forward-looking statements:

- We rely significantly on third parties to support critical components of our business model in a continuous and high quality manner, including third-party data providers, strategic third-party members in our D&B Worldwide Network, and third parties with whom we have outsourcing arrangements;
- Our ability to implement and successfully maintain our recently announced approximately two-year strategic technology investment program;
- Demand for our products is subject to intense competition, changes in customer preferences and economic conditions which impact customer behavior;
- Our solutions and brand image are dependent upon the integrity and security of our global database and the continued availability thereof through the internet and by other means, as well as our ability to protect key assets, such as our data centers;
- Our ability to maintain the integrity of our brand and reputation, which we believe are key assets and competitive advantages;
- Our ability to renew large contracts, the related revenue recognition and the timing thereof, or a shift in product mix, may impact our results of operations from period-to-period;
- As a result of the macro-economic challenges currently affecting the global economy, our customers or vendors may experience cash flow problems. This may cause our customers to delay, cancel or significantly decrease their purchases from us and impact their ability to pay amounts owed to us. In addition, our vendors may substantially increase their prices without notice. Such behavior may adversely affect our earnings and cash flow. In addition, if economic conditions in the United States and other key markets deteriorate further or do not show improvement, we may experience material adverse impacts to our business, operating results, and/or access to credit markets;
- Our results are subject to the effects of foreign economies, exchange rate fluctuations, legislative or regulatory requirements, such as the adoption of new or changes in accounting policies and practices, including pronouncements by the Financial Accounting Standards Board or other standard setting bodies, and the implementation or modification of fees or taxes that we must pay to acquire, use, and/or redistribute data;
- Our ability to introduce new solutions or services in a seamless way and without disruption to existing solutions such as DNBi;
- Our ability to acquire and successfully integrate other complementary businesses, products and technologies into our existing business, without significant disruption to our existing business or to our financial results;
- The continued adherence by third-party members of our D&B Worldwide Network to our quality standards, our brand and communication standards and to the terms and conditions of our commercial services arrangements;
- Our future success requires that we attract and retain qualified personnel, including members of our sales force and technology teams, in regions throughout the world;
- The profitability of our International segment depends on our ability to identify and execute on various initiatives, such as the continued implementation of subscription plan pricing and successfully

managing our D&B Worldwide Network, and our ability to identify and contend with various challenges present in foreign markets, such as local competition and the availability of public records at no cost;

- Our ability to successfully implement our growth strategy requires that we successfully reduce our expense base through our Financial Flexibility initiatives, and reallocate certain of the expense-base reductions into initiatives that produce desired revenue growth;
- We are involved in various tax matters and legal proceedings, the outcomes of which are unknown and uncertain with respect to the impact on our cash flow and profitability;
- Our ability to repurchase shares is subject to market conditions, including trading volume in our stock, and our ability to repurchase shares in accordance with applicable securities laws; and
- Our projection for free cash flow is dependent upon our ability to generate revenue, our collection processes, customer payment patterns, the timing and volume of stock option exercises and the amount and timing of payments related to the tax and other matters and legal proceedings in which we are involved.

We elaborate on the above list of important factors throughout this document and in our other filings with the SEC, particularly in the discussion of our Risk Factors in Item 1A. of this Annual Report on Form 10-K. It should be understood that it is not possible to predict or identify all risk factors. Consequently, the above list of important factors and the Risk Factors discussed in Item 1A. of this Annual Report on Form 10-K should not be considered to be a complete discussion of all of our potential trends, risks and uncertainties. Except as otherwise required by federal securities laws, we do not undertake any obligation to update any forward-looking statement we may make from time-to-time.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information in response to this Item is set forth under the caption "Market Risk" in Item 7. of this Annual Report on Form 10-K.

Item 8. ***Financial Statements and Supplementary Data***

Index to Financial Statements and Schedules

Schedules

Schedules are omitted as they are not required or inapplicable or because the required information is provided in our consolidated financial statements, including the notes to our consolidated financial statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the consolidated financial statements reasonably present our financial position and results of operations in conformity with generally accepted accounting principles in the United States of America. Management also has included in the consolidated financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

An independent registered public accounting firm audits our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and their report is provided herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Management designed our internal control systems in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Dun & Bradstreet Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of The Dun & Bradstreet Corporation and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" on page 69. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in accordance with ASC 740 Income Taxes in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 25, 2010

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended December 31,		
	2009	2008*	2007*
	(Amounts in millions, except per share data)		
Revenue	$1,687.0	$1,726.3	$1,599.2
Operating Expenses	500.3	480.7	430.4
Selling and Administrative Expenses	641.0	686.0	671.5
Depreciation and Amortization	58.1	58.5	46.6
Restructuring Charge	23.1	31.4	25.1
Operating Costs	1,222.5	1,256.6	1,173.6
Operating Income	464.5	469.7	425.6
Interest Income	3.0	11.5	7.3
Interest Expense	(45.7)	(47.4)	(28.3)
Other Income (Expense)—Net	10.7	5.1	21.7
Non-Operating Income (Expense)—Net	(32.0)	(30.8)	0.7
Income from Continuing Operations Before Provision for Income Taxes and Equity in Net Income of Affiliates	432.5	438.9	426.3
Provision for Income Taxes	112.1	128.0	135.8
Equity in Net Income of Affiliates	1.6	1.0	1.3
Income from Continuing Operations	322.0	311.9	291.8
Income from Discontinued Operations, Net of Income Taxes	—	0.7	5.4
Gain on Disposal of Italian Real Estate Business, Net of Tax Impact	—	0.4	—
Income from Discontinued Operations, Net of Income Taxes	—	1.1	5.4
Net Income	322.0	313.0	297.2
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	(2.6)	(2.4)	0.9
Net Income Attributable to D&B	$ 319.4	$ 310.6	$ 298.1
Basic Earnings Per Share of Common Stock:			
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 6.06	$ 5.65	$ 4.99
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	0.02	0.09
Net Income Attributable to D&B Common Shareholders	$ 6.06	$ 5.67	$ 5.08
Diluted Earnings Per Share of Common Stock:			
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 5.99	$ 5.56	$ 4.88
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	0.02	0.09
Net Income Attributable to D&B Common Shareholders	$ 5.99	$ 5.58	$ 4.97
Weighted Average Number of Shares Outstanding—Basic	52.3	54.4	58.3
Weighted Average Number of Shares Outstanding—Diluted	52.9	55.3	59.6
Amounts Attributable to D&B Common Shareholders			
Income from Continuing Operations, Net of Income Taxes	$ 319.4	$ 309.5	$ 292.7
Income from Discontinued Operations, Net of Income Taxes	—	1.1	5.4
Net Income Attributable to D&B	$ 319.4	$ 310.6	$ 298.1
Cash Dividend Paid Per Common Share	$ 1.36	$ 1.20	$ 1.00
Comprehensive Income Attributable to D&B	$ 352.4	$ (57.2)	$ 396.9

* Reflects the adoption of the Financial Accounting Standards Board guidance on noncontrolling interests in consolidated financial statements. See Note 2, "Recent Accounting Pronouncements" for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008*
	(Amounts in millions, except per share data)	
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 222.9	$ 164.2
Accounts Receivable, Net of Allowance of $15.5 at December 31, 2009 and $17.4 at December 31, 2008	464.1	461.8
Other Receivables	8.0	11.4
Prepaid Taxes	3.1	3.9
Deferred Income Tax	31.4	29.9
Other Current Assets	30.1	24.6
Total Current Assets	759.6	695.8
Non-Current Assets		
Property, Plant and Equipment, Net of Accumulated Depreciation of $80.6 at December 31, 2009 and $80.7 at December 31, 2008	53.6	53.1
Computer Software, Net of Accumulated Amortization of $347.7 at December 31, 2009 and $303.7 at December 31, 2008	119.2	96.0
Goodwill	440.8	397.6
Deferred Income Tax	181.9	190.0
Other Receivables	43.8	43.4
Other Intangibles (Note 15)	91.2	65.3
Other Non-Current Assets	59.3	44.8
Total Non-Current Assets	989.8	890.2
Total Assets	$ 1,749.4	$ 1,586.0
LIABILITIES		
Current Liabilities		
Accounts Payable	$ 36.4	$ 63.0
Accrued Payroll	104.9	115.1
Accrued Income Tax	3.0	29.8
Short-Term Debt	1.7	0.5
Other Accrued and Current Liabilities (Note 15)	173.4	163.6
Deferred Revenue	539.7	536.5
Total Current Liabilities	859.1	908.5
Pension and Postretirement Benefits	490.5	504.8
Long-Term Debt	961.8	904.3
Liabilities for Unrecognized Tax Benefits	115.5	81.6
Other Non-Current Liabilities	56.5	37.4
Total Liabilities	2,483.4	2,436.6
Contingencies (Note 13)		
EQUITY		
D&B SHAREHOLDERS' EQUITY (DEFICIT)		
Series A Junior Participating Preferred Stock, $0.01 par value per share, authorized—0.5 shares; outstanding—none	—	—
Preferred Stock, $0.01 par value per share, authorized—9.5 shares; outstanding—none	—	—
Series Common Stock, $0.01 par value per share, authorized—10.0 shares; outstanding—none	—	—
Common Stock, $0.01 par value per share, authorized—200.0 shares; issued—81.9 shares	0.8	0.8
Capital Surplus	209.5	206.1
Retained Earnings	1,830.7	1,582.8
Treasury Stock, at cost, 30.7 shares at December 31, 2009 and 28.6 shares at December 31, 2008	(2,097.7)	(1,924.4)
Accumulated Other Comprehensive Income (Loss)	(689.0)	(722.0)
Total D&B Shareholders' Equity (Deficit)	(745.7)	(856.7)
Noncontrolling Interest	11.7	6.1
Total Equity (Deficit)	(734.0)	(850.6)
Total Liabilities and Shareholders' Equity (Deficit)	$ 1,749.4	$ 1,586.0

* Reflects the adoption of the Financial Accounting Standards Board guidance on noncontrolling interests in consolidated financial statements. See Note 2, "Recent Accounting Pronouncements" for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,		
	2009	2008*	2007*
	(Amounts in millions)		
Cash Flows from Operating Activities:			
Net Income	$ 322.0	$ 313.0	$ 297.2
Less:			
Gain from Sale of Discontinued Operations	—	0.4	—
Net Income from Discontinued Operations	—	0.7	5.4
Net Income from Continuing Operations	$ 322.0	$ 311.9	$ 291.8
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	58.1	58.5	46.6
Amortization of Unrecognized Pension Loss	17.3	7.7	15.9
Gain from Sales of Businesses	(6.5)	(1.3)	(19.9)
Income Tax Benefit from Stock-Based Awards	14.2	22.7	33.8
Excess Tax Benefit on Stock-Based Awards	(7.7)	(14.4)	(26.4)
Equity-Based Compensation	22.3	27.6	25.9
Restructuring Charge	23.1	31.4	25.1
Restructuring Payments	(30.5)	(14.5)	(31.2)
Deferred Income Taxes, Net	40.7	28.4	(38.7)
Accrued Income Taxes, Net	(28.8)	13.3	88.4
Changes in Current Assets and Liabilities:			
Increase in Accounts Receivable	(2.2)	(36.4)	(30.0)
(Increase) Decrease in Other Current Assets	(0.1)	1.1	(4.1)
Increase in Deferred Revenue	6.6	24.6	44.3
(Decrease) Increase in Accounts Payable	(31.5)	35.2	(5.4)
Net Increase (Decrease) in Accrued Liabilities	3.8	(31.9)	16.1
Net (Decrease) Increase in Other Accrued and Current Liabilities	(1.4)	5.6	(0.1)
Changes in Non-Current Assets and Liabilities:			
Net Increase in Other Long-Term Assets	(0.1)	(33.7)	(28.1)
Net (Decrease) Increase in Long-Term Liabilities	(35.4)	1.9	(16.2)
Net, Other Non-Cash Adjustments	5.6	(3.8)	(3.2)
Net Cash Provided by Operating Activities from Continuing Operations	369.5	433.9	384.6
Net Cash Provided by Operating Activities from Discontinued Operations	—	2.6	9.3
Net Cash Provided by Operating Activities	369.5	436.5	393.9
Cash Flows from Investing Activities:			
Proceeds from Sales of Businesses, Net of Cash Divested	11.7	8.8	2.0
Payments for Acquisitions of Businesses, Net of Cash Acquired	(74.6)	(69.2)	(146.5)
Investment in Debt Security	(5.0)	(10.0)	—
Cash Settlements of Foreign Currency Contracts	11.3	(25.6)	(0.3)
Capital Expenditures	(9.2)	(11.8)	(13.7)
Additions to Computer Software and Other Intangibles	(56.1)	(47.7)	(58.4)
Net, Other	1.2	1.0	0.5
Net Cash (Used in) Provided by Investing Activities from Continuing Operations	(120.7)	(154.5)	(216.4)
Net Cash (Used in) Investing Activities from Discontinued Operations	—	(11.7)	(0.8)
Net Cash (Used in) Provided by Investing Activities	(120.7)	(166.2)	(217.2)
Cash Flows from Financing Activities:			
Payments for Purchases of Treasury Shares	(225.6)	(381.9)	(408.5)
Net Proceeds from Stock-Based Awards	21.2	23.8	31.3
Proceeds from Issuance of Long-Term Debt	—	400.0	—
Payment of Bond Issuance Costs	—	(3.0)	—
Payments of Dividends	(71.5)	(65.6)	(58.4)
Proceeds from Borrowings on Credit Facilities	311.6	779.6	750.7
Payments of Borrowings on Credit Facilities	(255.6)	(1,001.5)	(484.9)
Termination of Interest Rate Derivatives	—	(8.5)	—
Excess Tax Benefit on Stock-Based Awards	7.7	14.4	26.4
Net, Other	(0.9)	0.2	0.4
Net Cash Used in Financing Activities	(213.1)	(242.5)	(143.0)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	23.0	(53.3)	17.6
Increase in Cash and Cash Equivalents	58.7	(25.5)	51.3
Cash and Cash Equivalents, Beginning of Period	164.2	189.7	138.4
Cash and Cash Equivalents, End of Period	$ 222.9	$ 164.2	$ 189.7
Cash and Cash Equivalents of Discontinued Operations, End of Period	—	—	13.9
Cash and Cash Equivalents of Continuing Operations, End of Period	$ 222.9	$ 164.2	$ 175.8
Supplemental Disclosure of Cash Flow Information:			
Cash Paid (Received) for:			
Income Taxes, Net of Refunds	$ 86.0	$ 63.6	$ 52.4
Interest	$ 43.7	$ 41.0	$ 27.9

* Reflects the adoption of the Financial Accounting Standards Board guidance on noncontrolling interests in consolidated financial statements. See Note 2, "Recent Accounting Pronouncements" for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2009, 2008* and 2007*

	Common Stock ($0.01 Par Value)	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)			Total D&B Shareholders' Equity (Deficit)	Noncontrolling Interest	Total Equity (Deficit)	Comprehensive Income (Loss)
					Cumulative Translation Adjustment	Minimum Pension Liability Adjustment	Derivative Financial Instrument				
	(Dollar amounts in millions, except per share data)										
Balance, January 1, 2007	0.8	186.8	1,132.2	(1,265.9)	(153.5)	(302.4)	2.9	(399.1)	—	(399.1)	
Net Income			298.1					298.1	(0.9)	297.2	$297.2
Purchase of shares								—	4.5	4.5	
Equity-Based Plans		3.1		70.6				73.7		73.7	
Treasury Shares Acquired				(408.5)				(408.5)		(408.5)	
Pension Adjustments, net of tax of $132						79.3		79.3		79.3	79.3
Dividend Declared			(75.5)					(75.5)		(75.5)	
Uncertain Tax Position Adoption			(34.1)					(34.1)		(34.1)	
Adjustments to Legacy Tax Matters		6.5						6.5		6.5	
Change in Cumulative Translation Adjustment					20.5			20.5		20.5	20.5
Derivative Financial Instrument, net of tax of $0.1							(1.0)	(1.0)		(1.0)	(1.0)
Total Comprehensive Income (Loss)											$396.0
Balance, December 31, 2007	0.8	196.4	1,320.7	(1,603.8)	(133.0)	(223.1)	1.9	(440.1)	3.6	(436.5)	
Comprehensive Income Attributable to the Noncontrolling Interest											0.9
Comprehensive Income Attributable to D&B											$396.9
Net Income			310.6					310.6	2.4	313.0	$313.0
Equity-Based Plans		3.2		61.3				64.5		64.5	
Treasury Shares Acquired				(381.9)				(381.9)		(381.9)	
Pension Adjustments, net of tax of $186.9						(291.1)		(291.1)		(291.1)	(291.1)
Dividend Declared			(48.5)					(48.5)		(48.5)	
Adjustments to Legacy Tax Matters		6.5						6.5		6.5	
Change in Cumulative Translation Adjustment					(71.3)			(71.3)	0.5	(70.8)	(70.8)
Acquisitions/Joint Ventures								—	(0.4)	(0.4)	
Derivative Financial Instrument, net of tax of $3.4							(5.4)	(5.4)		(5.4)	(5.4)
Total Comprehensive Income (Loss)											$(54.3)
Balance, December 31, 2008	0.8	206.1	1,582.8	(1,924.4)	(204.3)	(514.2)	(3.5)	(856.7)	6.1	(850.6)	
Comprehensive Income Attributable to the Noncontrolling Interest											(2.9)
Comprehensive Income Attributable to D&B											$(57.2)
Net Income			319.4					319.4	2.6	322.0	$322.0
Purchase of shares								—	3.2	3.2	
Payment to noncontrolling interest								—	(0.5)	(0.5)	
Equity-Based Plans		(3.1)		52.3				49.2		49.2	
Treasury Shares Acquired				(225.6)				(225.6)		(225.6)	
Pension Adjustments, net of tax of $2.3						(10.4)		(10.4)		(10.4)	(10.4)
Dividend Declared			(71.5)					(71.5)		(71.5)	
Adjustments to Legacy Tax Matters		6.5						6.5		6.5	
Change in Cumulative Translation Adjustment					42.9			42.9	0.3	43.2	43.2
Derivative Financial Instruments, no tax impact							0.5	0.5		0.5	0.5
Total Comprehensive Income (Loss)											$355.3
Balance, December 31, 2009	$0.8	$209.5	$1,830.7	$(2,097.7)	$(161.4)	$(524.6)	$(3.0)	$(745.7)	$11.7	$(734.0)	
Comprehensive Income Attributable to the Noncontrolling Interest											(2.9)
Comprehensive Income Attributable to D&B											$352.4

* Reflects the adoption of the Financial Accounting Standards Board guidance on noncontrolling interests in consolidated financial statements. See Note 2, "Recent Accounting Pronouncements" for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular dollar amounts in millions, except per share data)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business. The Dun & Bradstreet Corporation ("D&B" or "we" or "our") is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for over 168 years. Our global commercial database contains more than 150 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

We provide solution sets that meet a diverse set of customer needs globally. Customers use our Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; our Sales & Marketing Solutions™ to increase revenue from new and existing customers; and our Internet Solutions™ to convert prospects into clients faster by enabling business professionals to research companies, executives and industries.

Basis of Presentation. The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; allocation of the purchase price in acquisition accounting; long-term asset and amortization recoverability; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the revisions in the consolidated financial statements in the period in which we determine any revisions to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are carried under the equity method of accounting. Investments over which we do not have significant influence are recorded under the cost method of accounting. We periodically review our investments to determine if there has been any impairment judged to be other than temporary. Such impairments are recorded as write-downs in the statement of operations.

All intercompany transactions and balances have been eliminated in consolidation.

Where appropriate, we have reclassified certain prior year amounts to conform to the current year presentation. As of January 1, 2009, Canada has been moved out of our International segment and into our renamed "North America" segment (formerly our United States ("U.S.") segment). Therefore, on January 1, 2009, we began managing our operations through the following two segments: North America (which consists of the U.S. and Canada) and International (which consists of our operations in Europe, Asia Pacific and Latin America). We have conformed historical amounts to reflect the new segment structure.

The financial statements of our subsidiaries outside North America reflect a fiscal year ended November 30, in order to facilitate timely reporting of our consolidated financial results and financial position.

(Tabular dollar amounts in millions, except per share data)

On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We have reflected the results of this business as discontinued operations in the consolidated statements of earnings for all periods presented. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. We have recorded the resulting gain of $0.4 million (both pre-tax and after-tax) from the sale in the first quarter of 2008 in the consolidated statement of operations.

Financial Accounting Standards Board ("FASB") Launches Accounting Standards Codification

In June 2009, the FASB issued FASB Accounting Standards Codification™ ("ASC") 105-10, "Generally Accepted Accounting Principles," or "ASC 105-10" (the "Codification"). This authoritative guidance establishes the exclusive authoritative reference for GAAP for use in financial statements, except for Securities and Exchange Commission ("SEC") rules and interpretative releases, which are also authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other grandfathered, non-SEC accounting literature not included in the Codification is nonauthoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASU"), which will serve to update the Codification, provide background information about the authoritative guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the Codification, but it has changed the way the authoritative guidance is organized and presented. As a result, these changes made an impact on how we reference GAAP in our financial statements and in our accounting policies. Where appropriate, we have conformed, throughout this Form 10-K, references to both the Codification and/or the previous GAAP source reference.

Significant Accounting Policies

Revenue Recognition. Revenue is recognized when the following four conditions are met:

- Persuasive evidence of an arrangement exists;
- The contract fee is fixed and determinable;
- Delivery or performance has occurred; and
- Collectibility is reasonably assured.

If at the outset of an arrangement, we determine that collectibility is not reasonably assured, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement, we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes estimable, assuming all other revenue recognition criteria have been met.

Our Risk Management Solutions are generally sold under fixed price subscription contracts that allow customers unlimited access to risk information. Revenue on this type of contract is recognized ratably over the term of the contract, which is generally one year.

Risk information is also sold using monthly or annual contracts that allow customers to purchase our risk information up to the contract amount based on an agreed price list. Once the contract amount is fully used, additional risk information can be purchased at per-item prices which may be different than those in the original contract. Revenue on these contracts is recognized on a per-item basis as information is purchased and delivered to the customer. If customers do not use the full amount of their contract and forfeit the unused portion, we recognize the forfeited amount as revenue at contract expiration.

Where a data file of risk information is sold with periodic updates to that information, a portion of the revenue related to the updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis over the term of the contract.

Revenue related to services, such as monitoring, is recognized ratably over the period of performance.

Sales & Marketing Solutions that provide continuous access to our marketing information and business reference databases may include access or hosting fees which are sold on a subscription basis. Revenue is recognized ratably over the term of the contract, which is typically one year.

Where a data file of marketing information is sold, we recognize revenue upon delivery of the marketing data file to the customer. If the contract provides for periodic updates to that marketing data file, the portion of the revenue related to updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis, over the term of the contract.

Internet Solutions represent the results of our Hoover's business, including both the First Research division and the AllBusiness.com division. Hoover's and First Research provide subscription solutions that allow continuous access to our business information databases. Revenue is recognized ratably over the term of the contract, which is generally one year. Any additional solutions purchased are recognized upon delivery to the customer. AllBusiness.com provides online media and e-commerce products that provide advertisers the ability to target small business customers. Revenue is recognized as solutions are delivered to the customer over the contract period.

Sales of software that are considered to be more than incidental are recognized in revenue when a non-cancelable license agreement has been signed and the software has been shipped and installed, if required.

Revenue from consulting and training services is recognized as the services are performed.

We have certain solution offerings that are sold as multi-element arrangements. The multiple elements or deliverables may include access to our business information databases, information data files, updates, software and services. To account for each deliverable as a separate unit of accounting, they each must meet all of the following separation criteria:

- The delivered item(s) has value to the customer on a stand-alone basis;
- There is objective and reliable evidence of fair value of the undelivered item(s); and
- If the arrangement includes a general right of return relative to the undelivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

If the deliverable or a group of deliverables meets the separation criteria, the total arrangement consideration is allocated to each unit of accounting based on its relative fair value. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

(Tabular dollar amounts in millions, except per share data)

We obtain vendor specific objective evidence ("VSOE") of the fair value of a deliverable by monitoring the price at which we sell the deliverable on a standalone basis. Where we are unable to use VSOE, we may use the price at which we or a third party sell a similar product to similarly situated customers on a standalone basis. If we do not have fair value for the delivered items, the contract fee is allocated to the undelivered items based on their fair values and the remaining residual amount, if any, is allocated to the delivered items.

After the arrangement consideration is allocated to each unit of accounting, we apply the appropriate revenue recognition method from those described above for each unit of accounting, assuming all other revenue recognition criteria are met. All deliverables that do not meet the separation criteria are combined with an undelivered unit of accounting. We generally recognize revenue for a combined unit of accounting based on the method most appropriate for the last delivered item.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales of our information solutions and generally relates to deferral of subscription revenue. Deferred revenue is included in current liabilities in the balance sheet and is subsequently recognized as revenue in accordance with our revenue recognition policies.

We record revenue on a net basis for those sales where we act as an agent or broker in the transaction.

Sales Cancellations. In determining sales cancellation allowances, we analyze historical trends, customer-specific factors and current economic trends.

Restructuring Charges. Restructuring charges have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

Employee Benefit Plans. We provide various defined benefit plans to our employees as well as healthcare and life insurance benefits to our retired employees. We use actuarial assumptions to calculate pension and

(Tabular dollar amounts in millions, except per share data)

benefit costs as well as pension assets and liabilities included in our consolidated financial statements. See Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K for further detail.

Income Taxes and Tax Contingencies. We recognize deferred income tax liabilities and assets based on the expected future tax consequences of events that have been included in the consolidated financial statements. Deferred income tax liabilities and assets are determined based on the differences between the financial statement and tax bases of particular liabilities and assets and net operating loss carryforwards, using tax rates in effect for the year in which the differences are expected to reverse. We establish valuation allowances for deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, we have considered future taxable income and ongoing prudent and feasible tax planning strategies.

We utilize a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation of authoritative guidance on January 1, 2007 related to the accounting for uncertainty in income taxes recognized in the financial statements, we recognized $34.1 million (net of tax benefits) in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

Legal Contingencies. We are involved in legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in the consolidated financial statements. In other instances, because of the uncertainties related to the probable outcome and/or amount or range of loss, we are unable to make a reasonable estimate of a liability, if any. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Cash and Cash Equivalents. We consider all investments purchased with an initial term to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates market value because of the short maturity of the instruments.

Accounts Receivable and Allowance for Bad Debts. Accounts receivable are recorded at the invoiced amount and do not bear interest. With respect to estimating the allowance for bad debts, we analyze the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends.

Property, Plant and Equipment. Property, plant and equipment are stated at cost, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated using the straight-line method. Buildings are depreciated over a period of 40 years. Equipment is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Property, plant and equipment depreciation and amortization expense for the years ended December 31, 2009, 2008 and 2007 was $10.7 million, $10.3 million and $10.6 million, respectively.

Computer Software. We develop various computer software applications for internal use including systems which support our databases and common business services and processes (back-end systems), our financial and administrative systems (back-office systems) and systems which we use to deliver our information solutions to customers (customer-facing systems).

(Tabular dollar amounts in millions, except per share data)

We expense costs incurred during the preliminary development stage which includes conceptual formulation and review of alternatives. Once that stage is complete, we begin the application development stage which includes design, coding and testing. Direct internal and external costs incurred during this stage are capitalized. Capitalization of costs cease when the software is ready for its intended use and all substantial testing is completed. Upgrades and enhancements which provide added functionality are accounted for in the same manner. Maintenance costs incurred solely to extend the life of the software are expensed as incurred.

We periodically reassess the estimated useful lives of our computer software considering our overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets. Effective April 1, 2009, we increased the lives of our back-end and back-office software from three to five years to five to eight years in conjunction with changes in our technology strategy. Customer-facing software will continue to have lives of three to five years. The impact of this change for the year ended December 31, 2009 was a reduction in software amortization expense by approximately $7 million after-tax ($0.14 per diluted share), respectively.

Internal-use software is tested for impairment along with other long-lived assets (See Impairment of Long-Lived Assets).

We also develop software for sale to customers. Costs are expensed until technological feasibility is established after which costs are capitalized until the software is ready for general release to customers. Costs of enhancements which extend the life or improve the marketability of the software are capitalized once technological feasibility is reached. Maintenance and customer support are expensed as incurred.

Capitalized costs of software for sale are amortized on a straight-line basis over the estimated economic life of the software of three years. We continually evaluate recoverability of the unamortized costs, which are reported at the lower of unamortized cost or net realizable value.

The computer software amortization expense for the years ended December 31, 2009, 2008 and 2007 was $35.0 million, $38.9 million and $28.7 million, respectively. As of December 31, 2009 and 2008, we acquired $7.0 million and $6.4 million, respectively, of computer software, which was included in accounts payable and accrued liabilities on the accompanying consolidated balance sheet as of December 31, 2009 and in accounts payable on the accompanying balance sheet as of December 31, 2008, and was therefore excluded from the consolidated statement of cash flows for the years ended December 31, 2009 and 2008, respectively.

Goodwill and Other Intangible Assets. Goodwill and intangible assets represent the excess of costs over fair value of assets of businesses acquired. Goodwill and intangibles with an indefinite life are not subject to regular periodic amortization. Instead, the carrying amount of the goodwill and indefinite-lived intangibles is tested for impairment at least annually, and between annual tests if events or circumstances warrant such a test. An impairment loss would be recognized if the carrying amount exceeded the fair value.

We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our reporting units are North America, United Kingdom, Benelux, Latin America, Partnerships, Japan, Greater China and India. We perform a two-step goodwill impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the market approach. Under the market approach, we estimate the fair value based on market multiples of revenue or earnings. If the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that reporting unit, goodwill is not impaired and no further test is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the second step of the impairment test is performed to determine the

(Tabular dollar amounts in millions, except per share data)

implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is the difference between the fair value of the reporting unit and the fair value of its identifiable net assets. If the carrying value of goodwill exceeds the implied value of goodwill, an impairment loss is recorded as depreciation and amortization expense equal to the difference.

For indefinite-lived intangibles, other than goodwill, an impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets.

No impairment charges related to goodwill and indefinite-lived intangible assets have been recognized for the fiscal years ended December 31, 2009, 2008 and 2007.

Other intangibles, which primarily include customer lists and relationships, trademarks, and technology related assets resulting from acquisitions, are being amortized over one to eighteen years based on their estimated useful life using the straight-line method. Other intangibles amortization expense for the years ended December 31, 2009, 2008 and 2007 was $12.4 million, $9.3 million and $7.3 million, respectively. Other intangibles are tested for recoverability along with other long-lived assets, excluding goodwill and indefinite lived intangibles, whenever events or circumstances indicate the carrying value may not be recoverable. (See Impairment of Long-Lived Assets).

Future amortization of acquired intangible assets as of December 31, 2009 is as follows:

Total	2010	2011	2012	2013	2014	Thereafter
$ 91.2	$14.0	$13.8	$11.8	$11.0	$9.2	$31.4

Impairment of Long-Lived Assets. Long-lived assets including property, plant and equipment, internal-use software and other intangible assets held for use are tested for impairment when events or circumstances indicate the carrying amount of the asset group which includes these assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an asset group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. We generally estimate the fair value of an asset group using an income approach.

Based on our assessments, an impairment charge of $3.0 million was recorded during the year ended December 31, 2009 related to certain intangible assets of Visible Path. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K for further detail. An impairment test was performed in 2009 due to our election to no longer offer a certain product to our customers. As a result, during 2009 we wrote off the related intangible assets which were charged to operating expense in our North America segment. These assets were technology based intangible assets with a definite-life. Undiscounted cash flows were used to calculate the recoverable value of the long-lived assets to determine if such assets were impaired. Where impairment was identified, a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets, was used to determine the fair value for the assets to measure any potential impairment. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. No impairment charges related to long-lived assets have been recorded for fiscal years ended December 31, 2008 and 2007.

Foreign Currency Translation. For all operations outside the U.S. where we have designated the local currency as the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using average exchange rates for the year. For those countries where we

(Tabular dollar amounts in millions, except per share data)

designate the local currency as the functional currency, translation adjustments are accumulated in a separate component of shareholders' equity. Transaction gains and losses are recognized in earnings in "Other Income (Expense)—Net." Transaction losses were $0.4 million for the year ended December 31, 2009. Transaction gains were $3.9 million and $0.2 million for the years ended December 31, 2008 and 2007, respectively.

Earnings Per Share of Common Stock. Effective January 1, 2009, we updated our policy to reflect the authoritative guidance in ASC 260-10, "Earnings Per Share," which clarifies that instruments granted in share-based payment transactions (e.g., stock-based awards) are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share ("EPS") under the two-class method. The two-class method requires earnings to be allocated between common shareholders and holders of participating securities. All outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered to be a separate class of common stock and should be included in the calculation of basic and diluted EPS. The EPS calculation is applied retrospectively to all prior-period EPS data presented. The impact of the adoption resulted in a four-cent and two-cent decrease to our basic and diluted EPS for each of the years ended December 31, 2008 and 2007, respectively. Based on a review of our stock-based awards, we have determined that only our restricted stock awards are deemed participating securities.

Basic EPS is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted EPS is calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period. The difference between basic and diluted EPS is solely attributable to stock options and restricted stock programs. We use the treasury stock method to calculate the impact of outstanding stock options and restricted stock.

Stock-Based Compensation. Our stock-based compensation programs are described more fully in Note 11 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

The compensation expense of our stock-based compensation programs is calculated by estimating the fair value of each stock-based award at the date of grant. The stock-based compensation expense is recognized over the shorter of the award's vesting period or the period from the date of grant to the date when retirement eligibility is achieved. In addition, we estimate future forfeitures in calculating the stock-based compensation expense as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur.

For stock option awards, the fair value is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires that we make assumptions about the stock price volatility, dividend yield, expected term of the stock option and risk-free interest rates. Our expected stock price volatility assumption is derived from the historical volatility of our common stock. The expected dividend yield assumption is determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. Beginning in 2009, we began determining our expected term assumption using a midpoint scenario which combines our historical exercise data with hypothetical exercise data for our unexercised stock options. Prior to 2009, our expected term assumption was determined using the Simplified Method, as prescribed by the SEC, for estimating the expected life of the options. Our risk-free interest rate assumption corresponds to the expected term assumption of the stock option and is based on the U.S. Treasury yield curve in effect at the time of grant.

For restricted stock and restricted stock unit awards the fair value is estimated by using the average of the high and low price of our common stock on the date of grant.

If factors change, we may decide to use different assumptions under the Black-Scholes option valuation model and our forfeiture assumption in the future, which could materially affect our stock-based compensation expense, operating income, net income and earnings per share.

(Tabular dollar amounts in millions, except per share data)

Financial Instruments. We use financial instruments, including foreign exchange forward, option and swap contracts, to manage our exposure to movements in foreign exchange rates and interest rates. The use of these financial instruments modifies our exposure to these risks with the intent to reduce the risk or costs to us.

We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. We do not use derivatives for trading purposes or speculative purposes.

We use foreign exchange forward and option contracts to hedge cross-border intercompany transactions and certain non-U.S. earnings. These forward and option contracts are mark-to-market and gains and losses are recorded as other income or expense. In addition, foreign exchange forward contracts are used to hedge certain of our foreign net investments. The gains and losses associated with these contracts are recorded in "Cumulative Translation Adjustments," a component of shareholders' equity.

From time to time, we use interest rate swap agreements to hedge long-term fixed-rate debt. When executed, we designate the swaps as fair-value hedges and assess whether the swaps are highly effective in offsetting changes in the fair value of the hedged debt. We formally document all relationships between hedging instruments and hedged items, and we have documented policies for management of our exposures. Changes in fair values of interest rate swap agreements that are designated fair-value hedges are recognized in earnings as an adjustment of interest expense. The effectiveness of hedge accounting is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. See Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K.

Also, from time to time, we use interest rate swap agreements to hedge our variable debt. In January 2009 and December 31, 2008, we executed interest rate cash flow hedges in the form of interest rate swap agreements in order to mitigate our exposure to variability in cash flows for future payments on a designated portion of our borrowings. We defer gains and losses on this derivative instrument in the accumulated other comprehensive income (loss) line of our consolidated balance sheet until the hedged transaction impacts our earnings. The effectiveness of hedge accounting is monitored on an ongoing basis, and any resulting ineffectiveness will be recorded as gains and losses in earnings in the respective measurement period. See Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K for further detail.

Fair Value Measurements. Effective January 1, 2008, we adopted the authoritative guidance for fair value measurements in ASC 820-10, "Fair Value Measurements and Disclosures," which has been applied prospectively beginning January 1, 2008 for all financial assets and liabilities recognized in the consolidated financial statements at fair value. The authoritative guidance defines fair value, establishes a framework for measuring fair value under GAAP and expands fair value measurement disclosures. The guidance also allowed for a one-year delay of the effective date for fair value measurements for all non-financial assets and liabilities, except for those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. We delayed the effective date and applied the measurement provisions for all non-financial assets and liabilities that are recognized at fair value in the consolidated financial statements on a non-recurring basis until January 1, 2009. Our non-recurring non-financial assets and liabilities include long-lived assets held and used, goodwill and intangible assets.

(Tabular dollar amounts in millions, except per share data)

We define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level Input:	Input Definition:
Level I	Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs for the asset or liability in which little or no market data exists therefore requiring management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The estimated fair values of financial assets and liabilities, which are presented herein, have been determined by our management using available market information and appropriate valuation methodologies. However, judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts we could realize in a current market sale. See Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K.

Note 2. Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures—Improving Disclosures and Fair Value Measurements," which adds new requirements for disclosures about transfers into and out of Level I and Level II and to add separate disclosures about purchases, sales, issuances, and settlements relating to Level III measurements. In addition, this amendment further clarifies the existing fair value disclosure requirements. The authoritative guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the newly added disclosure for Level III activity, which will be effective for fiscal years beginning after December 15, 2010. We adopted the authoritative guidance in the fourth quarter of 2009 for disclosures related to Level I and Level II. The adoption of this section of the authoritative guidance did not have a material impact on our consolidated financial statements. We will adopt the new disclosures on Level III in fiscal year 2010. We are currently assessing the impact of the adoption of the Level III section of the authoritative guidance will have, if any, on our consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," which amends consolidation guidance that applies to variable interest entities or "VIEs." This guidance changes how a reporting entity evaluates whether an entity is considered the primary beneficiary of a VIE and is therefore required to consolidate the VIE. The guidance requires assessments at each reporting period to determine whether an entity is a VIE, which party within the VIE is considered the primary beneficiary and which type of financial statement disclosures are required. The

(Tabular dollar amounts in millions, except per share data)

authoritative guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009. We are currently assessing the impact of the adoption of the authoritative guidance will have, if any, on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements that Include Software Elements," which amends guidance in ASC 985-605, "Software," which focuses on determining which arrangements are included or excluded from the scope of existing software revenue guidance under ASC 985. This guidance removes non-software components of tangible products and certain software components of tangible products from the scope of the existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The authoritative guidance may be applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all arrangements in the period presented. We will adopt the authoritative guidance on January 1, 2011. We are currently assessing the impact of the adoption of this authoritative guidance will have, if any, on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, "Revenue Recognition—Multiple-Deliverable Revenue Arrangements," which amends guidance in ASC 605-25, "Revenue Recognition: Multiple-Element Arrangements." The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics. It also provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. The authoritative guidance requires new and expanded disclosures and is applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all periods presented. We will adopt the authoritative guidance on January 1, 2011. We are currently assessing the impact of the adoption of this authoritative guidance will have, if any, on our consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value," to provide guidance on measuring the fair value of liabilities. The authoritative guidance provides clarification for circumstances in which a quoted market price in an active market for an identical liability is not available. The authoritative guidance is effective for the first interim or annual reporting period beginning after its issuance. We adopted the authoritative guidance in the fourth quarter of 2009. The adoption of this authoritative guidance did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued ASC 105-10 as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. This authoritative guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted the authoritative guidance in the third quarter of 2009 and the implementation of this authoritative guidance did not have a material impact on our consolidated financial statements.

In June 2009, the SEC issued Staff Accounting Bulletin ("SAB") No. 112, or "SAB No. 112," which amends or rescinds portions of the SEC's interpretive guidance to conform with the updated guidance the FASB issued for business combinations in ASC 805, "Business Combinations" and in ASC 810-10, "Consolidation." The adoption of SAB No. 112 did not have a material impact on our consolidated financial statements.

(Tabular dollar amounts in millions, except per share data)

In May 2009, the FASB issued ASC 855-10, "Subsequent Events," or "ASC 855-10," which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This authoritative guidance requires disclosure of the date through which subsequent events were evaluated and the rationale for why that date was selected. This authoritative guidance is effective for interim and annual periods ending after June 15, 2009. We adopted this authoritative guidance in the second quarter of 2009 and the adoption did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued ASC 825-10-65, "Financial Instruments," or "ASC 825-10-65," which requires disclosures about the fair value of financial instruments for interim reporting periods as well as for annual reporting periods. This authoritative guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. This authoritative guidance does not require disclosure for earlier periods presented for comparative purposes at initial adoption. We adopted this authoritative guidance in the second quarter of 2009 and the adoption did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued authoritative guidance in ASC 805-10, ASC 805-20, ASC 805-50, "Business Combinations," or "ASC 805-10, ASC 805-20, ASC 805-50," which addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This authoritative guidance requires assets acquired or liabilities assumed in a business combination that arise from a contingency to be recognized at fair value if the acquisition-date fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset or liability would be measured at the amount that would be recognized for liabilities in accordance with ASC 450-10, "Accounting for Contingencies." This authoritative guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted this authoritative guidance in the first quarter of 2009.

In December 2008, the FASB issued authoritative guidance in ASC 715-20-65-2, "Compensation Retirement Benefits," or "ASC 715-20-65-2," which requires the disclosure of major categories of plan assets, investment policies and strategies, fair value measurements of plan assets and significant concentration of credit risk related to defined benefit pension or other postretirement plans. The disclosures are required for fiscal years ending after December 15, 2009. We adopted this authoritative guidance in the fourth quarter of 2009.

In April 2009, the FASB issued authoritative guidance in ASC 820-10-65, "Fair Value Measurements and Disclosures," or "ASC 820-10-65," which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. Fair value of an asset, when the market is not active, is the price that would be received to sell the asset in an orderly transaction between the market participants at the measurement date under current market conditions. This authoritative guidance is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. This authoritative guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. We adopted this authoritative guidance in the second quarter of 2009 and the adoption did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued authoritative guidance in ASC 820-10, which defines fair value, establishes a framework for measuring fair value under GAAP and expands fair value measurement disclosures. The guidance does not require new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued guidance which allows for a one-year delay of the effective date for fair value measurements for all non-financial assets and liabilities, except for those that are recognized or disclosed at fair value in the

(Tabular dollar amounts in millions, except per share data)

financial statements on a recurring basis. We delayed the effective date and applied the measurement provisions for all non-financial assets and liabilities that are recognized at fair value in the consolidated financial statements on a non-recurring basis until January 1, 2009. Our non-recurring non-financial assets and liabilities include long-lived assets held and used, goodwill and intangible assets. The adoption of the guidance for financial assets and liabilities and for non-recurring non-financial assets and liabilities did not have a material impact on our consolidated financial statements.

In June 2008, the FASB issued guidance in ASC 260-10, which clarifies that instruments granted in share-based payment transactions (e.g., stock-based awards) are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing EPS under the two-class method. The two-class method requires earnings to be allocated between common shareholders and holders of participating securities. All outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered to be a separate class of common stock and should be included in the calculation of basic and diluted EPS. The EPS calculation is applied retrospectively to all prior-period EPS data presented. The impact of the adoption resulted in a four cent and two cent decrease to our basic and diluted EPS for 2008. Based on a review of our stock-based awards, we have determined that only our restricted stock awards are deemed participating securities. We adopted the authoritative guidance as of January 1, 2009, and it did not have a material impact on our consolidated financial statements.

In April 2008, the FASB issued authoritative guidance in ASC 350-30-65, "Intangibles—Goodwill and Other," or "ASC 350-30-65," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of the authoritative guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The authoritative guidance is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. The measurement provision will apply only to intangible assets acquired after the effective date. We adopted this authoritative guidance in the first quarter of 2009.

In March 2008, the FASB issued authoritative guidance in ASC 815-10-65, "Disclosures about Derivative Instruments and Hedging Activities," or "ASC 815-10-65." This authoritative guidance requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This authoritative guidance is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. We adopted this authoritative guidance in the first quarter of 2009.

In December 2007, the FASB revised the authoritative guidance for business combinations in ASC 805-10, which establishes principles and requirements for how the acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This authoritative guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted this authoritative guidance in the first quarter of 2009.

In December 2007, the FASB issued authoritative guidance in ASC 810-10-65, "Consolidation," or "ASC 810-10-65," which establishes accounting and reporting standards that require the disclosure of: the ownership interests in subsidiaries held by third parties other than the parent; the amount of consolidated net income

(Tabular dollar amounts in millions, except per share data)

attributable to the parent and to the noncontrolling interest; changes in a parent's ownership interest; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. This authoritative guidance also establishes disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; however, application of the disclosure and presentation is retroactive. Early adoption of the authoritative guidance was prohibited. The adoption of this authoritative guidance as of January 1, 2009 did not have a material impact on our consolidated financial statements.

Note 3. Restructuring Charges

Financial Flexibility is an ongoing process that reallocates our spending from low-growth or low-value activities to activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. With each initiative, we have incurred restructuring charges (which generally consist of employee severance and termination costs, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income). These charges are incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions. We have also incurred transition costs such as consulting fees, costs of temporary workers, relocation costs and stay bonuses to implement our Financial Flexibility initiatives.

Restructuring charges have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

(Tabular dollar amounts in millions, except per share data)

During the year ended December 31, 2009, we recorded a $23.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $12.7 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 535 employees are impacted. Of these 535 employees, approximately 365 employees have exited the Company and approximately 170 employees will exit the Company in 2010; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $10.4 million.

During the year ended December 31, 2008, we recorded a $31.4 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $27.5 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 500 employees were impacted; and
- Severance and termination costs of $3.0 million in accordance with the provisions of ASC 420-10 were recorded. Approximately 40 employees were impacted.

During the year ended December 31, 2007, we recorded a $25.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $22.7 million in accordance with the provisions of ASC 420-10 were recorded. Approximately 315 employees were impacted; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $2.4 million.

The following table sets forth, in accordance with ASC 712-10 and/or ASC 420-10, the restructuring reserves and utilization related to our Financial Flexibility initiatives.

	Severance and Termination	Lease Termination Obligations and Other Exit Costs	Total
Restructuring Charges:			
Balance Remaining as of January 1, 2007	$ 7.4	$ 6.3	$ 13.7
Charge Taken during the Year Ended December 31, 2007	22.7	2.4	25.1
Payments during the Year Ended December 31, 2007	(23.9)	(8.5)	(32.4)
Balance Remaining as of December 31, 2007	6.2	0.2	6.4
Charge Taken during the Year Ended December 31, 2008	30.5	0.9	31.4
Payments during the Year Ended December 31, 2008	(15.0)	(0.9)	(15.9)
Balance Remaining as of December 31, 2008	21.7	0.2	21.9
Charge Taken during the Year Ended December 31, 2009	12.7	10.4	23.1
Payments during the Year Ended December 31, 2009	(20.6)	(9.9)	(30.5)
Balance Remaining as of December 31, 2009	$ 13.8	$ 0.7	$ 14.5

For initiatives taken during the year ended December 31, 2007, all actions were substantially completed.

(Tabular dollar amounts in millions, except per share data)

Note 4. Acquisitions

ICC Holdings

During the third quarter of 2009, we acquired substantially all of the assets of Bisnode's UK operations and a 100% equity interest in Bisnode's Irish operations ("ICC"), with cash on hand. ICC is a large provider of risk and business information in the United Kingdom and Ireland markets. We believe that the acquisition of ICC will help drive significant operational efficiencies and improve the customer value proposition for our Risk Management Solutions business. The results of ICC have been included in our consolidated financial statements since the date of acquisition.

The transaction was valued at $17.2 million, including a working capital adjustment of $0.2 million. Transaction costs of $1.0 million were included in operating expenses in the statement of operations. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair value at the date of acquisition. The table below reflects the purchase price related to the acquisition and the resulting purchase price allocations:

	Amortization Life (years)	Total Acquisitions
Current Assets		$ 8.2
Intangible Assets:		
Customer Relationships	11	3.9
Technology	5	4.0
Trademark	10	0.9
Database	5	4.0
Other		0.6
Total Assets Acquired		21.6
Current Liabilities		(4.3)
Noncurrent Liabilities		(0.1)
Total Liabilities Assumed		(4.4)
Total Purchase Price		$17.2

No goodwill was recognized in this transaction. The intangible assets, with useful lives from 5 to 11 years, are being amortized over a weighted average useful life of 7.2 years and are recorded as "Trademark, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2009 is not material, and, as such, pro forma financial results have not been presented.

We are in the process of finalizing the valuation of the acquired assets and liabilities assumed in connection with the acquisition.

RoadWay International Limited

During the third quarter of 2009, we acquired a 90% equity interest in RoadWay International Limited ("RoadWay"), with cash on hand. RoadWay is the leading provider of integrated services of direct marketing in China. As part of the transaction, D&B Huaxia, our existing joint venture company with Huaxia in China, transferred its Sales & Marketing Solutions business into RoadWay. As a result, RoadWay will become the specialized Sales & Marketing Solutions arm in China, catering to customer needs in business and consumer database marketing. The results of RoadWay have been included in our consolidated financial statements since the date of acquisition.

(Tabular dollar amounts in millions, except per share data)

The transaction was valued at $28.3 million. Transaction costs of $0.7 million were included in operating expenses in the statement of operations. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair value at the date of acquisition. Based on the share purchase and share subscription agreement, the noncontrolling interest is estimated based on the fair value of the net assets acquired. The table below reflects the purchase price related to the acquisition and the resulting purchase price allocations:

	Amortization Life (years)	Total Acquisitions
Current Assets		$ 5.3
Intangible Assets:		
Goodwill		21.6
Customer Relationships	5.5	1.1
Non Compete Agreement	1	—
Technology	6	2.1
Trademark	7.5	0.6
Database	6.5	1.3
Other		0.2
Total Assets Acquired		32.2
Current Liabilities		(1.9)
Noncurrent Liabilities		(1.3)
Total Liabilities Assumed		(3.2)
Noncontrolling Interest		(0.7)
Total Purchase Price		$28.3

The goodwill was assigned to our Greater China reporting unit. The primary item that generated the goodwill is the value of revenue growth and synergies between the acquired entity and our Sales & Marketing Solutions, catering to customers needs in business and consumer database marketing. The intangible assets, with useful lives from 1 to 7.5 years, are being amortized over a weighted-average useful life of 6.2 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2009 is not material, and, as such, pro forma financial results have not been presented.

We are in the process of finalizing the valuation of the acquired assets and liabilities assumed in connection with the acquisition.

Quality Education Data

During the first quarter of 2009, we acquired substantially all of the assets and assumed certain liabilities related to Quality Education Data ("QED") for $29.0 million with cash on hand. QED is a provider of educational data and services located in Denver, Colorado. QED is a natural fit with our Sales & Marketing Solutions as both provide education marketers with high quality data and services. The results of QED have been included in our consolidated financial statements since the date of acquisition.

(Tabular dollar amounts in millions, except per share data)

The transaction was valued at $29.0 million. Transaction costs of $0.8 million were included in operating expenses in the statement of operations. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair value at the date of acquisition. The table below reflects the purchase price related to the acquisition and the resulting purchase price allocations:

	Amortization Life (years)	Total Acquisitions
Current Assets		$ 1.7
Intangible Assets:		
Goodwill		14.6
Customer Relationships	12	8.0
Technology	8	2.4
Trade Name	16.5	0.2
Database	7	2.5
Total Assets Acquired		29.4
Total Liabilities Assumed		(0.4)
Total Purchase Price		$29.0

The goodwill was assigned to our North America reporting unit. The primary item that generated the goodwill is the value of revenue growth and synergies between the acquired entity and our Sales & Marketing Solutions as both provide education marketers with high quality data and services. The intangible assets, with useful lives from 7 to 16.5 years, are being amortized over a weighted-average useful life of 10.4 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2009 is not material, and, as such, pro forma financial results have not been presented.

We are in the process of finalizing the valuation of the acquired assets and liabilities assumed in connection with the acquisition.

Dun & Bradstreet Information Services India Private Limited

On November 25, 2008, we increased our indirect minority ownership stake in Dun & Bradstreet Information Services India Private Limited ("D&B India") to a 53% direct majority ownership stake with cash on hand. D&B India is the premier provider of credit information and sales and marketing solutions in India. Our majority stake in D&B India will allow us to provide global customers with even higher levels of information and insight on businesses in India. Prior to the transaction, D&B India was a wholly-owned subsidiary of Dun & Bradstreet South Asia Middle East Limited ("D&B SAME"), our existing Indian and Middle Eastern joint venture partner. D&B SAME remains a minority owner of D&B India. The results of D&B India have been included in our consolidated financial statements since the date we established a majority ownership interest stake.

The transaction was valued at $49.3 million, inclusive of transaction costs of $2.6 million. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $35.0 million and $11.8 million, respectively. The goodwill was assigned to our India reporting unit. Of the $11.8 million of acquired intangible assets, $2.5 million was assigned to the tradename, $8.7 million was assigned to customer relationships and $0.6 million was assigned to an exclusive license. The intangible assets, with useful lives from 5 to 18 years, are being amortized

(Tabular dollar amounts in millions, except per share data)

over a weighted-average useful life of 15.2 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2008 is not material, and, as such, pro forma financial results have not been presented. The goodwill and intangible assets are inclusive of a $4.0 million adjustment related to the fair value of goodwill and intangibles made during the year ended December 31, 2009.

HC International, Inc./D&B China Joint Venture

On November 28, 2008, we entered into an agreement with HC International Inc. to establish two joint ventures to grow our market research business in China with cash on hand. HC International Inc. is one of the leading e-commerce companies in China. The alliance with HC International Inc. will leverage our strength and give us immediate scale to grow our market research business in China. Under the agreement, D&B and HC International Inc. established two joint venture structures including Beijing D&B HuiCong Market Research Co., LTD ("Sales JV") and Beijing HuiCong Market Research Co. Ltd ("Fulfillment JV"), in which D&B has a 60% and 30% interest, respectively. The joint ventures began business operations in fiscal 2009, therefore, the results of the Sales JV operations are included in our consolidated financial statements as of such date. The investment in the Fulfillment JV is accounted for as an equity investment.

The acquisition was accounted for under the purchase method of accounting and accounting for nonmonetary transactions. The transaction was valued at $6.4 million, inclusive of transaction costs of $1.3 million. Pursuant to the accounting for nonmonetary transactions, we were required to recognize a gain of $0.6 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount. The purchase price was allocated to tangible assets and liabilities on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $5.9 million and $1.5 million, respectively. The goodwill was assigned to our Greater China reporting unit. Of the $1.5 million of acquired intangible assets, $1.2 million was assigned to customer relationships and $0.3 million was assigned to tradename. These intangible assets, with useful lives from 1 to 7.5 years, are being amortized over a weighted-average useful life of 4.2 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2008 is not material, and, as such, pro forma financial results have not been presented. The goodwill is inclusive of a $0.4 million deferred tax liability adjustment made for the year ended December 31, 2009.

Visible Path

During the first quarter of 2008, we acquired substantially all of the assets and assumed certain liabilities related to Visible Path for $4.2 million with cash on hand. Visible Path was a web-based social networking service provider located in Foster City, California. We acquired the business in connection with the execution of our Internet strategy. The results of Visible Path have been included in our consolidated financial statements since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2008 is not material, and, as such, pro forma financial results have not been presented. As of year end 2009, all the intangible assets associated with Visible Path were written off.

Treatment of Goodwill

The acquisition of QED was an asset acquisition and, as a result, the associated goodwill is deductible for tax purposes. However, the goodwill associated with RoadWay, D&B India and HC International Inc./D&B Joint Venture are not deductible for tax purposes.

(Tabular dollar amounts in millions, except per share data)

Note 5. Income Taxes

Income before provision for income taxes consisted of:

	For the Years Ended December 31,		
	2009	2008	2007
U.S.	$332.4	$345.8	$322.9
Non-U.S.	100.1	93.1	103.4
Income from Continuing Operations Before Provision for Income Taxes and Equity in Net Income of Affiliates	$432.5	$438.9	$426.3

The provision for income taxes consisted of:

	For the Years Ended December 31,		
	2009	2008	2007
Current Tax Provision:			
U.S. Federal	$ 75.2	$ 87.5	$ 64.5
State and Local	11.8	18.6	18.5
Non-U.S.	10.1	1.6	26.9
Total Current Tax Provision	97.1	107.7	109.9
Deferred Tax Provision:			
U.S. Federal	10.8	15.8	18.2
State and Local	1.5	1.7	2.1
Non-U.S.	2.7	2.8	5.6
Total Deferred Tax Provision	15.0	20.3	25.9
Provision for Income Taxes	$112.1	$128.0	$135.8

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes.

	For the Years Ended December 31,		
	2009	2008	2007
Statutory Tax Rate	35.0%	35.0%	35.0%
State and Local Taxes, net of U.S. Federal Tax Benefit	2.0	2.9	3.1
Non-U.S. Taxes	(3.4)	(1.2)	1.2
Valuation Allowance	(1.2)	(1.2)	(0.2)
Interest	0.6	0.7	0.8
Tax Credits and Deductions	(0.9)	(1.0)	(0.7)
Settlement of Foreign Audits	—	(3.1)	—
Tax Contingencies Related to Uncertain Tax Positions	3.2	(3.0)	(7.2)
Worldwide Legal Entity Simplification	(9.2)	—	—
Other	(0.2)	0.1	(0.1)
Effective Tax Rate	25.9%	29.2%	31.9%

(Tabular dollar amounts in millions, except per share data)

Income taxes paid were $92.7 million, $101.8 million and $74.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Income taxes refunded were $6.7 million, $38.2 million and $22.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Deferred tax assets (liabilities) are comprised of the following:

	December 31,	
	2009	2008
Deferred Tax Assets:		
Operating Losses	$ 58.3	$ 54.9
Fixed Assets	—	3.3
Restructuring Costs	6.0	8.6
Bad Debts	6.2	5.7
Accrued Expenses	19.3	22.8
Investments	12.9	11.6
Other	1.1	—
Minimum Pension Liability	319.1	316.5
Total Deferred Tax Assets	422.9	423.4
Valuation Allowance	(41.2)	(43.7)
Net Deferred Tax Assets	381.7	379.7
Deferred Tax Liabilities:		
Pension and Postretirement Benefits	(122.5)	(122.6)
Intangibles	(61.7)	(48.0)
Fixed Assets	(6.1)	—
Other	—	(3.0)
Total Deferred Tax Liabilities	(190.3)	(173.6)
Net Deferred Tax Assets	$ 191.4	$ 206.1

We have not provided for U.S. deferred income taxes or foreign withholding taxes on $501.4 million of undistributed earnings of our non-U.S. subsidiaries as of December 31, 2009, since we intend to reinvest these earnings indefinitely. Additionally, we have not determined the tax liability if such earnings were remitted to the U.S., as the determination of such liability is not practicable. See Note 1 to our consolidated financial statements included in this Annual Report on Form 10-K for our significant accounting policy related to income taxes.

We have federal, state and local, and foreign tax loss carry forwards, the tax effect of which was $57.8 million as of December 31, 2009. Approximately $48.0 million of these tax benefits have an indefinite carry forward period. The remainder of $9.8 million expires at various times between 2010 and 2028.

We have established a valuation allowance against U.S. and non-U.S. net operating losses in the amount of $28.6 million, $25.0 million and $31.2 million for the years ended December 31, 2009, 2008, and 2007, respectively, that, in the opinion of our management, are more likely than not to expire before we can utilize them.

We utilize a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation of authoritative guidance on January 1, 2007 related to the accounting for uncertainty in income taxes recognized in

(Tabular dollar amounts in millions, except per share data)

the financial statements, we recognized $34.1 million (net of tax benefits) in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

For the year ended December 31, 2009, we increased our unrecognized tax benefits by $28.3 million (net of decreases). The increase primarily relates to the implementation of a worldwide legal entity simplification and global tax planning initiatives.

The total amount of gross unrecognized tax benefits as of December 31, 2009, 2008 and 2007 were $136.9 million, $108.6 million and $131.8 million, respectively. The following is a reconciliation of the gross unrecognized tax benefits.

Gross Unrecognized Tax Benefits as of January 1, 2007	$136.5
Additions for Prior Years' Tax Positions	47.3
Additions for Current Years' Tax Positions	15.4
Settlements with Taxing Authorities	(11.1)
Reduction Due to Expired Statute of Limitations	(56.3)
Gross Unrecognized Tax Benefits as of December 31, 2007	131.8
Additions for Prior Years' Tax Positions	2.7
Additions for Current Years' Tax Positions	16.6
Reduction in Prior Year Tax Positions	(26.5)
Reduction Due to Expired Statute of Limitations	(16.0)
Gross Unrecognized Tax Benefits as of December 31, 2008	108.6
Additions for Prior Years' Tax Positions	2.8
Additions for Current Years' Tax Positions	28.7
Reduction in Prior Years' Tax Positions	(1.0)
Reduction Due to Expired Statute of Limitations	(2.2)
Gross Unrecognized Tax Benefits as of December 31, 2009	$136.9

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $106.8 million, net of tax benefits. We believe it is reasonably possible that the unrecognized tax benefits could decrease within the next twelve months, by approximately $23 million, as a result of not pursuing certain refund claims.

We or one of our subsidiaries file income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In the U.S. federal jurisdiction, we are no longer subject to examination by the Internal Revenue Service ("IRS") for years prior to 2004. In state and local jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2006. In foreign jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2005. The IRS is currently examining our 2004, 2005 and 2006 tax years and we expect the examination to be completed during the first quarter of 2011.

We recognize accrued interest expense related to unrecognized tax benefits in income tax expense. The total amount of interest expense, net of tax benefits, recognized for the years ended December 31, 2009, 2008 and 2007 was $2.9 million, $3.0 million and $3.6 million, respectively. The total amount of accrued interest as of December 31, 2009 was $10.1 million, net of tax benefits, as compared to $7.2 million, net of tax benefits, as of December 31, 2008.

(Tabular dollar amounts in millions, except per share data)

Note 6. Notes Payable and Indebtedness

Our borrowings are summarized in the following table:

	December 31,	
	2009	2008
Debt Maturing Within One Year:		
Other	$ 1.7	$ 0.5
Total Debt Maturing Within One Year	$ 1.7	$ 0.5
Debt Maturing After One Year:		
Long-Term Fixed-Rate Notes (Net of a $0.2 million and a $0.3 million discount as of December 31, 2009 and 2008, respectively)	$699.8	$699.7
Credit Facilities	259.4	203.4
Other	2.6	1.2
Total Debt Maturing After One Year	$961.8	$904.3

Fixed-Rate Notes

In April 2008, we issued senior notes with a face value of $400 million that mature on April 1, 2013 (the "2013 notes"), bearing interest at a fixed annual rate of 6.00%, payable semi-annually. The interest rate applicable to the 2013 notes is subject to adjustment if our debt rating is decreased four levels below our A- credit rating on the date of issuance of the 2013 notes or subsequently upgraded. The maximum adjustment is 2.00% above the initial interest rate. As of December 31, 2009, no such adjustments to the interest rate have been made. Proceeds from this issuance were used to repay indebtedness under our credit facility. The 2013 notes are recorded as "Long-Term Debt" in our audited consolidated balance sheet at December 31, 2009.

The 2013 notes were issued at face value and, in connection with the issuance, we incurred underwriting and other fees of $3.0 million. These costs are being amortized over the life of the 2013 notes. The 2013 notes contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another entity. The 2013 notes do not contain any financial covenants.

On January 30, 2008, we entered into interest rate derivative transactions with an aggregate notional amount of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the issuance of the 2013 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of the issuance of the 2013 notes were recorded in accumulated other comprehensive income or "AOCI." In connection with the issuance of the 2013 notes, these interest rate derivative transactions were executed, resulting in a payment of $8.5 million on March 28, 2008, the date of termination. The payments are recorded in AOCI and will be amortized over the life of the 2013 notes.

In March 2006, we issued senior notes with a face value of $300 million that mature on March 15, 2011 (the "2011 notes"), bearing interest at a fixed annual rate of 5.50%, payable semi-annually. The proceeds were used to repay our then existing $300 million senior notes, bearing interest at a fixed annual rate of 6.625% which matured on March 15, 2006. The 2011 notes of $299.8 million and $299.7 million, net of $0.2 million and $0.3 million remaining discounts, are recorded as "Long-Term Debt" in our audited consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively.

(Tabular dollar amounts in millions, except per share data)

The 2011 notes were issued at a discount of $0.8 million and, in connection with the issuance, we incurred underwriting and other fees of $2.2 million. These costs are being amortized over the life of the 2011 notes. The 2011 notes contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another entity. The 2011 notes do not contain any financial covenants.

On February 10, 2006 and September 30, 2005, we entered into interest rate derivative transactions with aggregate notional amounts of $100 million and $200 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the issuance of the 2011 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of the issuance of the 2011 notes were recorded in AOCI. In connection with the issuance of the 2011 notes, these interest rate derivative transactions were executed, resulting in proceeds of $5.0 million at the date of termination. The proceeds are recorded in AOCI and are being amortized over the life of the 2011 notes.

Credit Facilities

At December 31, 2009, we had a $650 million, five-year bank revolving credit facility, which expires in April 2012. Borrowings under the $650 million credit facility are available at prevailing short-term interest rates. The facility requires the maintenance of interest coverage and total debt to Earnings Before Income Taxes, Depreciation and Amortization ("EBITDA") ratios (defined in the credit agreement). We were in compliance with these covenants at December 31, 2009 and at December 31, 2008.

At December 31, 2009 and 2008, we had $259.4 million and $203.4 million, respectively, of borrowings outstanding under the $650 million credit facility with weighted average interest rates of 0.47% and 0.88%, respectively. We borrowed under these facilities from time-to-time during the year ended December 31, 2009 to fund our share repurchases, acquisition strategy and working capital needs. The $650 million credit facility also supports our commercial paper borrowings of up to $300 million (limited by borrowed amounts outstanding under the facility). We did not borrow under our commercial paper program during 2009 and 2008.

In January 2009 and December 2008, we entered into interest rate swap agreements with aggregate notional amounts of $25 million and $75 million, respectively, and designated these swaps as cash flow hedges against variability in cash flows related to our $650 million credit facility. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges are recorded in AOCI. Approximately $0.8 million of net derivative losses associated with these swaps was included in AOCI at December 31, 2009.

Other

At December 31, 2009 and December 31, 2008, certain of our International operations had non-committed lines of credit of $9.6 million and $8.2 million, respectively. There were no borrowings outstanding under these lines of credit at December 31, 2009 or December 31, 2008. These arrangements have no material commitment fees and no compensating balance requirements.

At December 31, 2009 and December 31, 2008, we were contingently liable under open standby letters of credit issued by our bank in favor of third parties totaling $9.6 million and $3.7 million, respectively.

Interest paid for all outstanding debt totaled $43.7 million, $41.0 million and $27.9 million during the years ended December 31, 2009, 2008 and 2007, respectively.

(Tabular dollar amounts in millions, except per share data)

Note 7. Financial Instruments

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward contracts to hedge short-term foreign currency denominated loans, investments and certain third-party and intercompany transactions. From time-to-time, we use foreign exchange option contracts to reduce our International earnings exposure to adverse changes in foreign exchange rates. In addition, from time-to-time, we use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of future debt issuance, as discussed under "Interest Rate Risk Management" below.

We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge, any subsequent gains and losses are recognized currently in income. Collateral is generally not required for these types of instruments.

By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2009 and 2008, in our opinion, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures.

Our trade receivables do not represent a significant concentration of credit risk at December 31, 2009 and 2008, because we sell to a large number of customers in different geographical locations.

We recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. In accordance with authoritative guidance, we designate our current outstanding interest rate swaps as cash flow hedges.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Interest Rate Risk Management

Our objective in managing exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower overall borrowing costs. To achieve these objectives, we maintain a policy that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps.

In January 2009 and December 2008, we entered into interest rate swap agreements with an aggregate notional amount of $25 million and $75 million, respectively, and designated these swaps as cash flow hedges against variability in cash flows related to our bank revolving credit facility. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges are recorded in AOCI. At December 31, 2009, the balance of net derivative losses associated with these swaps included in AOCI was $0.8 million.

In January 2008, we entered into interest rate derivative transactions with aggregate notional amounts of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the below referenced debt issuance. These transactions were

(Tabular dollar amounts in millions, except per share data)

accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the 2013 notes, these interest rate derivative transactions were executed, resulting in a payment of $8.5 million at the date of termination. The payments are recorded in AOCI, and will be amortized over the life of the 2013 notes.

In February 2006 and September 2005, we entered into interest rate derivative transactions with aggregate notional amounts of $100 million and $200 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the below referenced debt issuance. These transactions were accounted for as cash flow hedges, and as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the 2011 notes, these interest rate derivative transactions were executed, resulting in proceeds of $5.0 million at the date of termination. The proceeds are recorded in AOCI and will be amortized over the life of the 2011 notes.

At December 31, 2006, we had a $300 million bank revolving credit facility available at prevailing short-term interest rates, which we terminated on April 19, 2007, and then entered into a new $500 million, five-year bank revolving credit facility, which expires in April 2012. On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. Borrowings under the $650 million credit facility are available at prevailing short-term interest rates. At December 31, 2009 and December 31, 2008, we had $259.4 million and $203.4 million of floating-rate debt outstanding under the facility, respectively.

A 100 basis point increase/decrease in the weighted average interest rate on our outstanding variable rate debt at December 31, 2009 would result in an incremental increase/decrease in annual interest expense of approximately $2 million.

Foreign Exchange Risk Management

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our International operations. We follow a policy of hedging balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our International earnings and investments. We use short-term, foreign exchange forward and option contracts to implement our hedging strategies. Typically, these contracts have maturities of twelve months or less. These contracts are denominated primarily in the British pound sterling, the Euro and Canadian dollar. The gains and losses on the forward contracts associated with the balance sheet positions hedge are recorded in "Other Income (Expense)—Net" in our consolidated financial statements and are essentially offset by the gains and losses on the underlying foreign currency transactions.

As in prior years, we have hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term forward foreign exchange contracts. In addition, from time-to-time, we use foreign exchange option contracts to hedge certain foreign earnings and foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding forward exchange and option contracts are marked-to-market at the end of each quarter and are reflected within our consolidated financial statements.

At December 31, 2009 and 2008, we did not have any option contracts outstanding. At December 31, 2009 and 2008, we had notional amounts of $271.0 million and $254.5 million, respectively, of foreign exchange forward contracts outstanding that offset foreign currency denominated loans. Realized gains and losses

(Tabular dollar amounts in millions, except per share data)

associated with these contracts were $24.9 million and $13.6 million, respectively, at December 31, 2009; $16.2 million and $41.8 million, respectively, at December 31, 2008; and $0.4 million and $0.4 million, respectively, at December 31, 2007. Unrealized gains and losses associated with these contracts were $0.6 million and $0.2 million, respectively, at December 31, 2009; $0.4 million and $2.8 million, respectively, at December 31, 2008; and $0.4 million and $0.1 million, respectively, at December 31, 2007.

Fair Values of Derivative Instruments in the Consolidated Balance Sheet at December 31, 2009

	Asset Derivatives		Liability Derivatives	
	2009		2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Interest rate contracts	Other Current Assets	$—	Other Accrued & Current Liabilities	$0.8
Total derivatives designated as hedging instruments		$—		$0.8
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Other Current Assets	$ 0.6	Other Accrued & Current Liabilities	$0.2
Total derivatives not designated as hedging instruments		$ 0.6		$0.2
Total Derivatives		$ 0.6		$1.0

The Effect of Derivative Instruments on the Consolidated Statement of Operations for the Year Ended December 31, 2009:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI on Into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	For the Year Ended December 31, 2009		For the Year Ended December 31, 2009		For the Year Ended December 31, 2009
Interest rate contracts	$(0.1)	Non-Operating Income (Expenses)—Net	$(1.4)	Non-Operating Income (Expenses)—Net	$—

Our forward exchange contracts and foreign exchange options are not designated as hedging instruments under authoritative guidance.

The Effect of Derivative Instruments on the Consolidated Statement of Operations for the Year Ended December 31, 2009:

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income On Derivative
		For the Year Ended December 31, 2009
Forward exchange contracts	Non-Operating Income (Expenses)—Net	$13.9

Fair Value of Financial Instruments

Our financial assets and liabilities that are reflected in the consolidated financial statements include derivative financial instruments. We use short-term foreign exchange forward contracts to hedge short-term foreign currency-denominated loans, investments and certain third-party and intercompany transactions and, from time-to-time, we have used foreign exchange option contracts to reduce our International earnings exposure to adverse changes in foreign currency exchange rates. Fair value for derivative financial instruments is determined utilizing a market approach.

We have an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, we use quotes from independent pricing vendors based on recent trading activity and other relevant information including market interest rate curves and referenced credit spreads.

In addition to utilizing external valuations, we conduct our own internal assessment of the reasonableness of the external valuations by utilizing a variety of valuation techniques including Black-Scholes option pricing and discounted cash flow models that are consistently applied. Inputs to these models include observable market data such as yield curves, and foreign exchange rates where applicable. Our assessments are designed to identify prices that appear stale, those that have changed significantly from prior valuations and other anomalies that may indicate that a price may not be accurate. We also follow established routines for reviewing and reconfirming valuations with the pricing provider, if deemed appropriate. In addition, the pricing vendor has an established challenge process in place for all valuations, which facilitates identification and resolution of potentially erroneous prices. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, and our own creditworthiness and constraints on liquidity. For non-active markets that do not have observable pricing or sufficient trading volumes, or for positions that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/ or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate will be used.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(Tabular dollar amounts in millions, except per share data)

The following table summarizes fair value measurements by level at December 31, 2009 for assets and liabilities measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance at December 31, 2009
Assets:				
Cash Equivalents(1)	$106.7	$—	$—	$106.7
Other Current Assets:				
Foreign Exchange Forwards(2)	$ —	$ 0.6	$—	$ 0.6
Liabilities:				
Other Accrued and Current Liabilities:				
Foreign Exchange Forwards(2)	$ —	$ 0.2	$—	$ 0.2
Swap Arrangement(3)	$ —	$ 0.8	$—	$ 0.8

(1) Cash equivalents represent fair value as it consists of highly liquid investments with an original maturity of three months or less at the time of maturity.

(2) Primarily represents foreign currency forward contracts. Fair value is determined utilizing a market approach and considers a factor for nonperformance in the valuation.

(3) Primarily represents our interest rate swap agreements.

The following table summarizes fair value measurements by level at December 31, 2008 for assets and liabilities measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance at December 31, 2008
Assets:				
Cash Equivalents(1)	$110.7	$—	$—	$110.7
Other Current Assets:				
Foreign Exchange Forwards(2)	$ —	$ 0.4	$—	$ 0.4
Liabilities:				
Other Accrued and Current Liabilities:				
Foreign Exchange Forwards(2)	$ —	$ 2.8	$—	$ 2.8
Swap Arrangement(3)	$ —	$ 0.7	$—	$ 0.7

(1) Cash equivalents represent fair value as it consists of highly liquid investments with an original maturity of three months or less at the time of maturity.

(2) Primarily represents foreign currency forward contracts. Fair value is determined utilizing a market approach and considers a factor for nonperformance in the valuation.

(3) Primarily represents our interest rate swap agreements.

(Tabular dollar amounts in millions, except per share data)

Items Measured at Fair Value on a Nonrecurring Basis

In addition to assets and liabilities that are recorded at fair value on a recurring basis, we are required to record assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. During the year ended December 31, 2009, we recorded an impairment charge of $3.0 million related to certain intangible assets of Visible Path. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K. We determined that the new cost basis of Visible Path is zero based on Level III inputs.

At December 31, 2009 and 2008, our financial instruments included cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term and long-term borrowings and foreign exchange forward and option contracts.

At December 31, 2009 and 2008, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on third-party quotes from financial institutions, are as follows:

	December 31,			
	2009		2008	
	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability
Long-term Debt	$699.8	$747.7	$699.7	$687.3
Credit Facilities	$259.4	$254.8	$203.4	$211.7

Note 8. Capital Stock

The total number of shares of all classes of stock that we have authority to issue under our Certificate of Incorporation is 220,000,000 shares, of which 200,000,000 shares, par value $0.01 per share, represent Common Stock (the "Common Stock"); 10,000,000 shares, par value $0.01 per share, represent Preferred Stock (the "Preferred Stock"); and 10,000,000 shares, par value $0.01 per share, represent Series Common Stock (the "Series Common Stock"). The Preferred Stock and the Series Common Stock can be issued with varying terms, as determined by our Board of Directors. Our Board of Directors has designated 500,000 shares of the Preferred Stock as Series A Junior Participating Preferred Stock, par value $0.01 per share, and 1,400,000 shares of the Preferred Stock as Series B Preferred Stock, par value $0.01 per share.

In August 2000, in connection with our separation from Moody's (see Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K), we entered into a Rights Agreement with our Rights Agent Computershare Limited, formerly known as EquiServe Trust Company, N.A. In 2009, we changed our Rights Agent to Mellon Investor Services LLC. The Rights Agreement was designed to:

- minimize the prospects of changes in control that could jeopardize the tax-free nature of the separation by assuring meaningful Board of Directors' involvement in any such proposed transaction; and
- enable us to develop our businesses and foster our long-term growth without disruptions caused by the threat of a change in control not deemed by our Board of Directors to be in the best interests of shareholders.

(Tabular dollar amounts in millions, except per share data)

Under the Rights Agreement, each share of our Common Stock has a right that trades with the stock until the right becomes exercisable. Each right entitles the registered holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $125 per one one-thousandth of a share, subject to adjustment. The rights will generally not be exercisable until a person or group (an "Acquiring Person") acquires beneficial ownership of, or commences a tender offer or exchange offer that would result in such person or group having beneficial ownership of 15% or more of the outstanding Common Stock.

In the event that any person or group becomes an Acquiring Person, each right will thereafter entitle its holder (other than the Acquiring Person) to receive, upon exercise of a right and payment of the adjusted purchase price, that number of shares of our Common Stock having a market value of two times the purchase price.

In the event that, after a person or group has become an Acquiring Person, we are acquired by another person in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold, each right will entitle its holder (other than the Acquiring Person) to receive, upon exercise, that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) having a market value of two times the purchase price.

We may redeem the rights, which expire on August 15, 2010, for $0.01 per right, under certain circumstances.

Preferred Stock Issuance

On February 24, 2009, we authorized 1,400,000 shares of 4.0% Series B Preferred Stock ("Series B Preferred Stock") and issued 1,345,757 of such shares to a wholly-owned subsidiary in an intercompany transaction in exchange for $1.2 billion of outstanding intercompany debt. This transaction was eliminated in the consolidation. This transaction was undertaken in connection with worldwide legal entity simplification. The Series B Preferred Stock was issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The terms of the Series B Preferred Stock were set forth in a Certificate of Designation amending our Certificate of Incorporation effective as of February 24, 2009.

Note 9. Earnings Per Share

Effective January 1, 2009, we updated our policy to reflect the authoritative guidance in ASC 260-10, which clarifies that instruments granted in share-based payment transactions (e.g., stock-based awards) are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing EPS under the two-class method. The two-class method requires earnings to be allocated between common shareholders and holders of participating securities. All outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered to be a separate class of common stock and should be included in the calculation of basic and diluted EPS. The EPS calculation is applied retrospectively to all prior-period EPS data presented. The impact of the adoption resulted in a four-cent and two-cent decrease to our basic and diluted EPS for each of the years ended December 31, 2008 and 2007, respectively. Based on a review of our stock-based awards, we have determined that only our restricted stock awards are deemed participating securities. The weighted average restricted shares outstanding was 0.4 million shares for each of the years ended December 31, 2009, 2008 and 2007.

	For the Years Ended December 31,		
	2009	2008	2007
Income From Continuing Operations Attributable to D&B Common Shareholders	$319.4	$309.5	$292.7
Less: Allocation to Participating Securities	(2.2)	(2.2)	(1.9)
Income from Continuing Operations Applicable to D&B Common Shareholders—Basic	317.2	307.3	290.8
Effect of Dilutive Shares—Unvested Restricted Stock	—	—	—
Income from Continuing Operations Applicable to Common Shareholders—Diluted	317.2	307.3	290.8
Income from Discontinued Operations—Net of Income taxes	—	1.1	5.4
Net Income Attributable to D&B Common Shareholders—Basic	$317.2	$308.4	$296.2
Net Income Attributable to D&B Common Shareholders—Diluted	$317.2	$308.4	$296.2
Weighted Average Number of Shares Outstanding—Basic	52.3	54.4	58.3
Dilutive Effect of Our Stock Incentive Plans	0.6	0.9	1.3
Weighted Average Number of Shares Outstanding—Diluted	52.9	55.3	59.6
Basic Earnings Per Share of Common Stock:			
Income From Continuing Operations Attributable to D&B Common Shareholders	$ 6.06	$ 5.65	$ 4.99
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	0.02	0.09
Net Income Attributable to D&B Common Shareholders	$ 6.06	$ 5.67	$ 5.08
Diluted Earnings Per Share of Common Stock:			
Income From Continuing Operations Attributable to D&B Common Shareholders	$ 5.99	$ 5.56	$ 4.88
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	0.02	0.09
Net Income Attributable to D&B Common Shareholders	$ 5.99	$ 5.58	$ 4.97

Stock-based awards to acquire 1.1 million, 0.7 million and 0.4 million shares of common stock were outstanding at December 31, 2009, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share because the assumed proceeds, as calculated under the treasury stock method, resulted in these awards being anti-dilutive. Our options generally expire 10 years from the grant date.

The following table sets forth our share repurchases:

	For the Years Ended December 31,					
	2009		2008		2007	
Program	**Shares**	**$ Amount**	**Shares**	**$ Amount**	**Shares**	**$ Amount**
			(Share Data in millions)			
Share Repurchase Programs	1.9(a)(b)	$150.0	3.5(b)(c)	$299.5	3.3(c)(d)	$298.2
Repurchases to Mitigate the Dilutive Effect of the Shares Issued Under Our Stock Incentive Plans and Employee Stock Purchase Plan ("ESPP")	1.0(e)	75.6	0.9(e)	82.4	1.2(e)	110.3
Total Repurchases	2.9	$225.6	4.4	$381.9	4.5	$408.5

(Tabular dollar amounts in millions, except per share data)

(a) In February 2009, our Board of Directors approved a $200 million share repurchase program which commenced in December 2009. During the year ended December 31, 2009, we repurchased 0.2 million shares of common stock for $22.7 million under this share repurchase program. We anticipate that this program will be completed by December 2011.

(b) In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program which commenced in February 2008. During the year ended December 31, 2009, we repurchased 1.7 million shares of common stock for $127.3 million under this share repurchase program. During the year ended December 31, 2008, we repurchased 3.2 million shares of common stock for $272.7 million under this share repurchase program. This program was completed in December 2009.

(c) In May 2007, our Board of Directors approved a $200 million, one-year share repurchase program which commenced in July 2007. During the year ended December 31, 2008, we repurchased 0.3 million shares of common stock for $26.8 million under this share repurchase program. During the year ended December 31, 2007, we repurchased 1.9 million shares of common stock for $173.2 million under this share repurchase program. This program was completed in February 2008.

(d) In August 2006, our Board of Directors approved a $200 million, one-year share repurchase program which commenced in October 2006. During the year ended December 31, 2007, we repurchased 1.4 million shares of common stock for $125.0 million under this share repurchase program. This program was completed in July 2007.

(e) In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. This program expires in August 2010. We anticipate that this program will be completed prior to maturity in August 2010.

Note 10. Pension and Postretirement Benefits

Through June 30, 2007, we offered substantially all of our U.S.-based employees coverage under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account ("U.S. Qualified Plan"). The defined benefit plan covered active and retired employees including retired individuals from spin-off companies (see Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K for further discussion of spin-off companies). The benefits to be paid upon retirement are based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5%, based on age and service. Amounts allocated under the plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and funded in accordance with the IRS. We also maintain supplemental and excess plans in the United States ("U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans are unfunded, pay-as-you-go plans. The U.S. Qualified Plan and the U.S. Non-Qualified Plans account for approximately 70% and 15% of our pension obligation, respectively, at December 31, 2009. Our employees in certain of our International operations are also provided retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

In addition to providing pension benefits, we provide various health care and life insurance benefits for retired employees. U.S.-based employees, who retire with 10 years of vesting service after age 45, are eligible to receive these benefits. These postretirement benefit costs and obligations are also determined actuarially.

Effective March 1, 2010, we will eliminate company-paid life insurance benefits for retirees. In addition, we will only share the minimum necessary amount of subsidy received from the government in any year to maintain actuarial equivalence for as long as possible.

(Tabular dollar amounts in millions, except per share data)

Certain of our non-U.S. based employees receive postretirement benefits through government-sponsored or administered programs.

In addition, on May 1, 2006, we added a new supplemental pension plan in the U.S. for certain key employees hired or promoted after January 1, 2006.

Effective June 30, 2007, we amended the U.S. Qualified Plan and one of the U.S. Non-Qualified Plans, known as the U.S. Pension Benefit Equalization Plan ("PBEP"). Any pension benefit that had been accrued through such date under the two plans was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan and the PBEP. All non-vested participants under the two plans who were actively employed as of June 30, 2007, were immediately vested on July 1, 2007. As a result, we recognized a curtailment charge of $3.2 million during the second quarter of 2007.

We use an annual measurement date of December 31 for our U.S. and Canada plans and November 30 for other non-U.S. plans.

Benefit Obligation and Plan Assets

The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also reconciles the funded status of these obligations to the amounts reflected in our financial statements, and identifies the line items in our consolidated balance sheets where the related assets and liabilities are recorded.

	Pension Plans		Postretirement Benefits	
	2009	2008	2009	2008
Change in Benefit Obligation:				
Benefit Obligation at January 1	$(1,511.8)	$(1,591.4)	$(79.2)	$(84.3)
Service Cost	(7.0)	(5.8)	(0.6)	(0.6)
Interest Cost	(90.7)	(95.1)	(4.3)	(4.6)
Benefits Paid	93.4	94.8	21.5	20.6
Direct Subsidies Received	—	—	(2.7)	(2.7)
Plan Amendment	4.6	—	20.2	—
Impact of Curtailment Gain	0.7	1.1	—	—
Special Termination Benefit	—	(1.1)	—	—
Plan Participant Contributions	(0.4)	(0.6)	(10.4)	(11.0)
Actuarial (Loss) Gain	(34.2)	36.0	4.7	2.9
Assumption Change	(96.4)	(17.1)	(4.5)	0.5
Effect of Changes in Foreign Currency Exchange Rates	(23.2)	67.4	—	—
Benefit Obligation at December 31	$(1,665.0)	$(1,511.8)	$(55.3)	$(79.2)
Change in Plan Assets:				
Fair Value of Plan Assets at January 1	$ 1,074.6	$ 1,589.0	$ —	$ —
Actual Return on Plan Assets	191.5	(392.2)	—	—
Employer Contributions	24.4	23.0	8.4	6.9
Direct Subsidies Received	—	—	2.7	2.7
Plan Participant Contributions	0.4	0.6	10.4	11.0
Benefits Paid	(93.3)	(94.8)	(21.5)	(20.6)
Effect of Changes in Foreign Currency Exchange Rates	16.6	(51.0)	—	—
Fair Value of Plan Assets at December 31	$ 1,214.2	$ 1,074.6	$ —	$ —

(Tabular dollar amounts in millions, except per share data)

	At December 31,			
	2009	2008	2009	2008
Reconciliation of Funded Status to Total Amount Recognized:				
Funded Status of Plan	$ (450.8)	$ (437.2)	$(55.3)	$(79.2)
Amounts Recognized in the Consolidated Balance Sheets:				
Prepaid Pension Costs	$ —	$ 0.1	$ —	$ —
Pension and Postretirement Benefits	(432.7)	(421.7)	(7.3)	(69.5)
Accrued Payroll	(18.1)	(15.6)	(48.0)	(9.7)
Net Amount Recognized	$ (450.8)	$ (437.2)	$(55.3)	$(79.2)
Accumulated Benefit Obligation	$1,638.3	$1,485.2	N/A	N/A
Amount Recognized in Accumulated Other Comprehensive Income Consists of:				
Actuarial Loss (Gain)	$ 887.7	$ 855.2	$(26.2)	$(28.4)
Prior Service Cost (Credit)	2.3	7.9	(17.8)	(1.3)
Total Amount Recognized—Pretax	$ 890.0	$ 863.1	$(44.0)	$(29.7)

Grantor Trusts are used to fund the U.S. Non-Qualified Plans. At December 31, 2009 and 2008, the balances in these trusts were $13.6 million and $7.2 million, respectively, included as components of "Other Non-Current Assets" in the consolidated balance sheets.

As of December 31, 2009 and 2008, our pension plans have an aggregate of $887.7 million and $855.2 million, respectively, of actuarial losses that have not yet been included in net periodic benefit cost. These losses represent the cumulative effect of demographic and investment experience, as well as assumption changes that have been made in measuring the plans' liabilities. The deferred asset gain or loss is not yet reflected in the market-related value of plan assets and is excluded in determining the loss amortization. At December 31, 2009 and 2008, our pension plans had $233.7 million and $384.1 million of deferred asset losses, respectively, which were excluded from determining the loss amortization. The remaining loss, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the participants if all or almost all of the plan participants are inactive. Currently, the amortization periods range from 11 to 26 years for the U.S. plans and 8 to 33 years for the non-U.S. plans. For certain of our non-U.S. plans, almost all of the plan participants are inactive. In addition, during 2009 we changed the amortization period for our U.S. Qualified Plan from average future service years of active participants to average life expectancy of all plan participants according to our accounting policy. The change was a result of almost all plan participants being deemed inactive. The postretirement benefit plan had $26.2 million and $28.4 million of actuarial gains as of December 31, 2009 and 2008, respectively. The actuarial gains will be amortized into expense in the same manner as described above. The amortization period is approximately 10 years.

Underfunded or Unfunded Accumulated Benefit Obligations

At December 31, 2009 and 2008, our underfunded or unfunded accumulated benefit obligation and the related projected benefit obligation is as follows:

	2009	2008
Accumulated Benefit Obligation	$1,638.3	$1,467.9
Fair Value of Plan Assets	1,214.2	1,056.3
Unfunded Accumulated Benefit Obligation	$ 424.1	$ 411.6
Projected Benefit Obligation	$1,621.2	$1,493.3

(Tabular dollar amounts in millions, except per share data)

The underfunded or unfunded accumulated benefit obligations at December 31, 2009 consisted of $360.9 million and $63.2 million related to our U.S. plans (including Qualified and non-Qualified Plans) and non-U.S. defined benefit plans, respectively. The underfunded or unfunded accumulated benefit obligations at December 31, 2008 consisted of $374.4 million and $37.2 million related to our U.S. Non-Qualified Plans and non-U.S. defined benefit plans, respectively.

Net Periodic Pension Costs

The following table sets forth the components of the net periodic cost associated with our pension plans and our postretirement benefit obligations:

	Pension Plans			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Components of Net Periodic Cost:						
Service Cost	$ 7.0	$ 5.8	$ 11.6	$ 0.6	$ 0.6	$ 0.7
Interest Cost	90.7	95.1	91.3	4.3	4.6	5.1
Expected Return on Plan Assets	(115.2)	(121.7)	(117.1)	—	—	—
Amortization of Prior Service Cost (Credit)	1.0	0.9	1.4	(3.7)	(7.5)	(7.5)
Amortized Actuarial (Gain) Loss	22.5	16.2	23.5	(2.5)	(1.9)	(1.8)
Net Periodic (Income) Cost	$ 6.0	$ (3.7)	$ 10.7	$ (1.3)	$ (4.2)	$(3.5)

The following table sets forth other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:

	At December 31,			
	2009	2008	2009	2008
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:				
Amortization of Actuarial (Loss) Gain, Before Taxes of $3.6 in 2009 and $5.6 in 2008	$ (22.5)	$ (16.2)	$ 2.5	$ 1.9
Amortization of Prior Service (Cost) Credit, Before Taxes of $0.5 in 2009 and $2.6 in 2008	$ (1.0)	$ (0.9)	$ 3.7	$ 7.5
Actuarial Loss (Gain) Arising During the Year, Before Taxes of $9.9 in 2009 and $190.0 in 2008	$ 55.0	$492.6	$ (0.3)	$(6.7)
Prior Service Cost Arising During the Year	$ (4.6)	$ —	$(20.2)	$(0.1)

The following table sets forth estimated 2010 amortization from Accumulated Other Comprehensive Income:

	Pension Plans			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Estimated 2010 amortization from Accumulated Other Comprehensive Income:						
Actuarial Loss (Gain)	$ 21.2	N/A	N/A	$ (1.8)	N/A	N/A
Prior Service Cost	0.2	N/A	N/A	(4.7)	N/A	N/A
Total	$ 21.4	N/A	N/A	$ (6.5)	N/A	N/A

In addition, we incurred a special termination benefit charge of $1.1 million for the year ended December 31, 2008 and a settlement charge of $1.0 million in the year ended December 31, 2007, related to our Canadian plan. We also incurred a curtailment charge of $3.2 million for our U.S. pension plans for the year ended December 31, 2007. These charges are associated with our Financial Flexibility initiatives.

(Tabular dollar amounts in millions, except per share data)

We apply our long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost. Since the market-related value of assets recognizes gains or losses over a five-year-period, the future value of assets will be impacted as previously deferred gains or losses are amortized. At December 31, 2009 and 2008, the market-related value of assets of our pension plans was $1,447.9 million and $1,458.7 million, respectively, compared with the fair value of the plan assets of $1,214.2 million and $1,074.6 million, respectively.

The following table sets forth the assumptions we used to determine our pension plan and postretirement benefit plan obligations for December 31, 2009 and 2008:

	Pension Plans		Postretirement Benefits	
	2009	2008	2009	2008
Weighted Average Discount Rate	5.71%	6.21%	5.28%	6.23%
Weighted Average Rate of Compensation Increase	5.24%	5.18%	N/A	N/A
Cash Balance Account Interest Crediting Rate(1)	4.50%	3.00%	N/A	N/A
Cash Balance Account Conversion Rate(1)	2.35%/5.65%/6.45%	6.72%/7.11%/6.36%	N/A	N/A

(1) Only applicable to the U.S. Plans.

The following table sets forth the assumptions we used to determine net periodic benefit cost for the years ended December 31, 2009, 2008 and 2007:

	Pension Plans			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Weighted Average Discount Rate	6.14%	5.93%	5.50%	6.23%	6.11%	5.64%
Weighted Average Expected Long-Term Return on Plan Assets	8.14%	7.49%	7.76%	N/A	N/A	N/A
Weighted Average Rate of Compensation Increase	6.09%	5.27%	4.07%	N/A	N/A	N/A
Cash Balance Account Interest Crediting Rate(1)	3.00%	4.75%	4.75%	N/A	N/A	N/A
Cash Balance Account Conversion Rate(1)	6.72%/7.11%/6.36%	4.96%	4.75%	N/A	N/A	N/A

(1) Only applicable to the U.S. Plans.

The expected long-term rate of return assumption was 8.25% for each of the years ended December 31, 2009, 2008 and 2007 for the U.S. Qualified Plan, our principal pension plan. For the year ended December 31, 2010, we will continue to apply an 8.25% expected long-term rate of return assumption to the U.S. Qualified Plan. This assumption is based on the plan's 2010 target asset allocation of 65% equity securities, 29% debt securities and 6% real estate. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

Obligations

We use the discount rate to measure the present value of pension plan obligations and postretirement health care obligations at year-end as well as to calculate next year's pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above.

Plan Assets (U.S. Qualified Plan and non-U.S. pension plans)

A financial instrument's level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks and Preferred Stocks

Common stocks and preferred stocks are classified as Level I assets as they are traded in active markets, such as the NYSE, NASDAQ, European exchanges, etc., with quoted market prices (observable inputs).

Commingled Equity Funds

Commingled equity funds are classified as Level II assets. The Net Asset Value ("NAV") of commingled equity funds are determined by prices of the underlying securities, less the funds' liabilities, and then divided by the number of shares outstanding. As the funds are not traded in active markets, the commingled equity funds are classified as Level II assets.

Commingled Fixed Income Funds

Commingled fixed income funds are classified as Level II assets. These investments vehicles are valued using the NAV provided by the administrator of the fund. The NAV of commingled fixed income funds are determined by prices of the underlying securities, less the funds' liabilities, and then divided by the number of shares outstanding. As the funds are not traded in active markets, the commingled fixed income funds are classified as Level II assets.

Corporate and Other Bonds

These assets are classified as Level II assets. These investments trade in markets that are not considered to be active and whose values are based on quoted market prices or dealer quotations. Corporate Bonds are typically traded over-the-counter, not via exchanges (e.g., prices are negotiated individually). Hence, identical assets can be quoted with different prices depending on the parties involved. Observable inputs would be the prices obtained from third-party pricing sources retained by the custodian. Such prices are determined by the Treasury yields and the corporate spreads.

(Tabular dollar amounts in millions, except per share data)

U.S. and Foreign Governments Bonds and U.S. Agency Mortgage Backed Securities

U.S. Treasury Securities are a Level I asset due to availability of quoted prices in active markets on a daily basis. U.S. Treasury prices can be obtained via direct market quotes provided by market makers and U.S. Treasuries have much more pricing transparency (e.g., very little bid-ask spread versus the other instruments having a larger bid-ask spread).

Government and government agency obligations are generally valued based on bid quotations for identical or similar obligations. Foreign Government Bonds, Agency debts or Mortgage Backed Securities are traded over-the-counter, not via exchanges. Observable inputs would be the prices obtained from third party pricing sources retained by the custodian. These investments are Level II assets.

Real Estate Investment Trusts

The real estate investment trust component of Plan assets is made up of publicly traded U.S. equities in the real estate industry. Since quoted prices are available in active markets. These investments are a Level I asset.

Real Estate Funds

Real estate funds investing in real private properties are classified as Level III assets because liquidity is limited and there are few observable market participant transactions. The underlying investments are valued using third parties. The investment valuations are obtained through appraisals which use the income approach based on unobservable cash flows to be received from expected rents.

Short-Term Investment Funds ("STIF")

These investments typically include cash, bank notes, corporate notes, government bills and various short-term debt instruments. They are collective trusts typically valued at $1 for the NAV. The short term funds are classified within Level II of the valuation hierarchy.

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2009:

Asset Category	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Common and Preferred Stocks	$386.1	$ —	$—	$ 386.1
Commingled Equity Funds	—	385.3	—	385.3
Commingled Fixed Income Funds	—	246.7	—	246.7
Corporate and Other Bonds	—	67.4	—	67.4
U.S. and Foreign Government Bonds and U.S. Agency Mortgage Backed Securities	21.1	40.3	—	61.4
Real Estate Investment Trusts	2.8	—	—	2.8
Real Estate Funds	—	—	51.2	51.2
Short Term Investment Funds	—	13.3	—	13.3
Total Investments at Fair Value	$410.0	$753.0	$51.2	$1,214.2

(Tabular dollar amounts in millions, except per share data)

Level III Gains and Losses

The table below sets forth the summary of changes in the fair value of the Plan's Level III assets for the year ended December 31, 2009:

	Real Estate Funds
Beginning Balance at December 31, 2008	$ 78.4
Acquisitions	1.7
Dispositions	(0.6)
Unrealized Loss	(28.3)
Ending Balance at December 31, 2009	$ 51.2

Investment Strategy

The investment objective for our principal plan, the U.S. Qualified Plan, is to achieve over the investment horizon a long-term total return, which at least matches our expected long-term rate of return assumption while maintaining a prudent level of portfolio risk. We emphasize long-term growth of principal while avoiding excessive risk so as to use Plan asset returns to help finance pension obligations, thus improving our Plan's funded status. We predominantly invest in assets that can be sold readily and efficiently to ensure our ability to reasonably meet expected cash flow requirements. Although peer relative performance is examined, out-performance of such does not constitute an investment objective.

We define our primary risk concern to be the Plan's funded status volatility and to a lesser extent total plan return volatility. Understanding that risk is present in all types of assets and investment styles, we acknowledge that some risk is necessary to produce long-term investment results that are sufficient to meet the Plan's objectives. However, we monitor and ensure that the investment managers we employ make reasonable efforts to maximize returns while controlling for risk parameters.

Investment risk is also controlled through diversification among multiple asset classes, managers, investment styles and periodic rebalancing toward asset allocation targets. Risk is further controlled at the investment manager level by requiring managers to follow formal written investment guidelines which enumerate eligible securities, maximum portfolio concentration limits, excess return and tracking error targets as well as other relevant portfolio constraints. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted. The Plan's active investment managers are prohibited from investing plan assets in equity or debt securities issued or guaranteed by us.

Our Plan assets are invested using a combination of both active and passive (indexed) investment strategies. Active strategies employ multiple investment management firms. The Plan's equity securities are diversified across U.S. and non-U.S. stocks in order to further reduce risk at the total Plan level. Our active investment managers employ a range of investment styles and approaches that are combined in a way that compensates for capitalization and style biases versus benchmark indices. As such, our investment managers are expected to adhere to the investment management style for which they were hired and are evaluated regularly for adherence to investment discipline.

The Plan's debt securities are diversified principally among securities issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations. Generally, up to 10% of the actively managed debt securities may be invested in securities rated below investment grade. The plan's real estate investments are made through a commingled equity real estate fund of U.S. properties diversified by property type and geographic location.

(Tabular dollar amounts in millions, except per share data)

We have formally identified the primary objective for each asset class within our Plan. U.S. equities are held for their long-term capital appreciation and dividend income which is expected to exceed the rate of inflation. International equities are held for their long-term capital appreciation, as well as diversification relative to U.S. equities and other asset classes. Fixed income instruments are held as a source of current income and to reduce overall Plan volatility. Additionally they are designed to provide a partial hedge relative to the interest rate sensitivity of the Plan's liabilities. Real estate investments are held as a hedge against unexpected inflation and are expected to provide a relatively high level of income. Real estate investments are also expected to provide diversification to the overall Fund. Cash is held only to meet liquidity requirements.

Allocations

We employ a total return investment approach in which a mix of equity, debt and real estate investments are used to achieve a competitive long-term rate on plan assets at a prudent level of risk. Our weighted average plan target asset allocation is 64% equity securities (range of 58% to 72%), 31% debt securities (range of 22% to 36%) and 5% real estate (range of 1% to 11%). The Plan's actual allocation is controlled by periodic rebalancing back to target.

The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans:

	Asset Allocations		Target Asset Allocations	
	For the Years Ended December 31,			
	2009	2008	2009	2008
Equity Securities	64%	62%	64%	65%
Debt Securities	32	31	31	30
Real Estate	4	7	5	5
Total	100%	100%	100%	100%

Contributions and Benefit Payments

We expect to contribute approximately $31 million to our U.S. Non-Qualified plans and non-U.S. pension plans and approximately $7 million to our postretirement benefit plan for the year ended December 31, 2010. We do not expect to make any contributions to the U.S. Qualified Plan in fiscal 2010 for the 2009 plan year. Final funding requirements for fiscal 2010 will be determined based on our January 2010 funding actuarial valuation.

The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2019. Actual benefit payments may differ from expected benefit payments. These amounts are net of expected plan participant contributions.

		Postretirement Benefits		
	Pension Plans	Gross Expected Benefit Payment	Gross Expected Subsidy	Net Expected Benefit Payment
2010	$105.0	$10.1	$ 2.8	$7.3
2011	112.1	9.5	3.0	6.5
2012	99.7	8.8	3.1	5.7
2013	101.1	8.3	3.3	5.0
2014	102.0	7.8	3.4	4.4
2015-2019	555.6	35.7	17.7	18.0

(Tabular dollar amounts in millions, except per share data)

Health Care Benefits

For measurement purposes, a 9.0% and 11.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for medical and prescription drug, respectively, for the year ended December 31, 2009. The rates are assumed to decrease gradually to 5.0% in 2013, and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point	
	Increase	Decrease
Benefit Obligation at End of Year	$0.8	$(0.6)
Service Cost Plus Interest Cost	$0.1	$(0.1)

401(k) Plan

We have a 401(k) plan covering substantially all U.S. employees that provides for employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees age 50 or older are allowed to contribute additional pre-tax "catch-up" contributions. In the second quarter of 2007, we amended our matching policy in the 401(k) plan effective July 1, 2007, to increase our match formula from 50% to 100% of a team member's contributions and to increase the maximum match to seven percent (7%), from six percent (6%), of such team member's eligible compensation, subject to certain 401(k) plan limitations. In February 2009, an amendment was made to the 401(k) plan to decrease the match formula from 100% to 50% of a team member's contributions and to decrease the maximum match from 7% to 3% of such team member's eligible compensation, subject to certain 401(k) plan limitations.

We recognized expense associated with our employer contributions to the plan of $6.9 million, $19.2 million and $12.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 11. Employee Stock Plans

The total stock-based compensation expense recognized for the years ended December 31, 2009, 2008 and 2007 was $22.3 million, $27.6 million, and $25.9 million, respectively. The expected tax benefit associated with our stock-based compensation programs was $8.3 million, $10.1 million, and $9.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock Incentive Plans

The Dun & Bradstreet Corporation 2009 Stock Incentive Plan ("2009 SIP") and Non-Employee Directors' Stock Incentive Plan ("2000 DSIP") allow for the granting of stock-based awards, such as, but not limited to, stock options, restricted stock and restricted stock units, to certain employees and non-employee directors. On May 5, 2009, our shareholders approved the 2009 SIP which authorized the issuance of up to 5.4 million shares of our common stock plus any shares that were remaining and available for issuance under the 2000 Stock Incentive Plan ("2000 SIP") that were not subject to outstanding awards as of May 5, 2009 or that become available for issuance upon forfeiture, cancellation or expiration of awards granted under the 2000 SIP without having been exercised or settled in shares. As of December 31, 2009, 618,293 shares were remaining and available from the 2000 SIP. On May 2, 2007, our shareholders approved an amendment increasing the

(Tabular dollar amounts in millions, except per share data)

authorization under the 2000 DSIP from 0.3 million shares of common stock to 0.7 million shares of common stock. At December 31, 2009, 2008 and 2007, 5,837,874 shares, 1,177,438 shares, and 1,889,085 shares of our common stock, respectively, were available for future grants under the 2009 SIP and 304,382 shares, 344,365 shares, and 386,212 shares of our common stock, respectively, were available for future grants under the 2000 DSIP.

Our practice has been to settle all awards issued under the stock incentive plans and ESPP through the issuance of treasury shares. In addition, we have in place share repurchase programs to mitigate the dilutive effect of the shares issued under these plans.

Stock Option Programs

Stock options granted under the 2009 SIP and 2000 SIP generally vest in four equal installments beginning on the first anniversary of the grant. Stock options granted under the 2000 DSIP generally vest 100% on the first anniversary of the grant. All stock options generally expire 10 years from the date of the grant. The annual award of stock options to employees is generally granted in February.

The total compensation expense associated with our stock option program was $9.5 million, $11.0 million, and $11.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. The expected total tax benefit associated with our stock option programs was $3.7 million, $4.2 million, and $4.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table:

	2009	2008	2007
Expected stock price volatility	21%	20%	22%
Expected dividends	1.7%	1.4%	1.1%
Expected term (in years)	6.00	6.21	6.21
Weighted average risk-free interest rate	2.81%	3.16%	4.68%
Weighted average fair value of options granted	$16.53	$19.48	$25.53

Expected stock price volatility assumption is derived from the historical volatility of our common stock. The expected dividend yield assumption is determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. Beginning in 2009, we began determining our expected term assumption using a midpoint scenario which combines our historical exercise data with hypothetical exercise data for our unexercised stock options. Prior to 2009, the expected term assumption was determined using the Simplified Method, as prescribed by the SEC, for estimating the expected options life. The risk-free interest rate assumption corresponds to the expected term assumption of the stock option and is based on the U.S. Treasury yield curve in effect at the time of grant.

(Tabular dollar amounts in millions, except per share data)

Changes in stock options for the years ended December 31, 2009, 2008 and 2007 are summarized as follows:

Stock Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	3,928,822	$39.43		
Granted	416,119	$89.27		
Exercised	(994,949)	$29.78		
Forfeited or expired	(111,626)	$63.92		
Outstanding at December 31, 2007	3,238,366	$47.95		
Granted	443,260	$88.22		
Exercised	(717,391)	$33.74		
Forfeited or expired	(122,601)	$76.95		
Outstanding at December 31, 2008	2,841,634	$56.57		
Granted	570,500	$79.77		
Exercised	(631,342)	$35.11		
Forfeited or expired	(199,190)	$85.42		
Outstanding at December 31, 2009	2,581,602	$64.72	5.8	$53.5
Exercisable and unvested expected to vest at December 31, 2009	2,524,601	$64.33	5.8	$53.3
Exercisable at December 31, 2009	1,629,296	$54.13	4.3	$50.5

Stock options outstanding at December 31, 2009 were originally granted during the years 2000 through 2009 and are exercisable over periods ending no later than 2019. At December 31, 2008 and 2007, stock options for 1,938,616 shares and 2,072,849 shares of our common stock, respectively, were exercisable.

The total intrinsic value of stock options exercised during the year ended December 31, 2009 was $27.1 million and includes D&B stock options exercised by both D&B and Moody's employees. See Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K for further discussion on the separation of D&B and Moody's Corporation in September 2000.

(Tabular dollar amounts in millions, except per share data)

The following table summarizes information about stock options outstanding at December 31, 2009:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price Per Share
$14.04-$27.86	161,884	0.9	$23.41	161,884	$23.41
$31.36-$35.81	302,231	2.7	$33.61	302,231	$33.61
$36.16-$49.16	208,138	2.2	$37.03	208,138	$37.03
$53.30-$59.86	205,696	4.1	$53.49	205,696	$53.49
$60.54-$67.98	288,087	5.2	$61.34	288,066	$61.34
$70.74-$78.61	262,345	6.3	$71.97	192,770	$71.91
$79.58-$82.64	501,200	9.2	$79.88	—	$ —
$86.22-$88.33	287,616	7.1	$88.09	152,936	$88.09
$88.37-$103.63	364,405	8.1	$89.14	117,575	$89.56
Total	2,581,602			1,629,296	

Total unrecognized compensation cost related to nonvested stock options at December 31, 2009 was $8.3 million. This cost is expected to be recognized over a weighted average period of 1.6 years. The total fair value of stock options vested during the year ended December 31, 2009 was $8.4 million.

Cash received from the exercise of D&B stock options for the year ended December 31, 2009 was $16.4 million. The expected tax benefit associated with the tax deduction from the exercise of stock options totaled $10.5 million for the year ended December 31, 2009. The expected tax benefit includes both D&B and Moody's stock options exercised by D&B employees.

Restricted Stock and Restricted Stock Unit Programs

Beginning in 2004, certain employees were provided an opportunity to receive an award of restricted stock or restricted stock units in the future. That award is contingent on performance against the same goals that drive payout under the annual cash incentive plan. The restricted stock or restricted stock units will be granted, if at all, after the one-year performance goals have been met and will then vest over a three-year period on a graded basis. Compensation expense associated with these grants is recognized on a graded-vesting basis over four years, including the performance period. The annual restricted stock and restricted stock units awarded to employees are generally granted in March, following the conclusion of the fiscal year for which the goals were measured and attained.

In addition, from time-to-time, in order to attract and retain executive talent, the company issues special grants of restricted stock or restricted stock units. These grants generally vest over a three-year period on a graded basis. Compensation expense associated with these grants is recognized on a straight-line basis over the life of the award.

Our non-employee directors receive grants of restricted stock units as part of their annual equity retainer. These grants vest on a cliff basis three years from the date of grant. Compensation expense associated with these awards is generally recognized in the year the award is granted.

For restricted stock and restricted stock unit awards the fair value is estimated by using the average of the high and low price of our common stock on the date of grant.

(Tabular dollar amounts in millions, except per share data)

Total compensation expense associated with restricted stock, restricted stock units and restricted stock opportunity was $11.9 million, $15.6 million, and $13.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. The expected tax benefit associated with restricted stock, restricted stock units and restricted stock opportunity was $4.6 million, $5.9 million, and $5.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Changes in our nonvested restricted stock and restricted stock units for the years ended December 31, 2009, 2008 and 2007 are summarized as follows:

Restricted Stock/Restricted Stock Units	Shares	Weighted Average Grant-Date Fair Value Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Nonvested shares at December 31, 2006	456,759	$64.90	1.7	$37.8
Granted	203,683	$91.94		
Vested	(129,047)	$63.26		
Forfeited	(56,823)	$76.51		
Nonvested shares at December 31, 2007	474,572	$75.57	1.3	$42.1
Granted	230,084	$90.55		
Vested	(196,483)	$68.79		
Forfeited	(65,084)	$86.58		
Nonvested shares at December 31, 2008	443,089	$84.74	1.4	$34.2
Granted	231,821	$74.18		
Vested	(184,508)	$80.84		
Forfeited	(69,789)	$82.40		
Nonvested shares at December 31, 2009	420,613	$80.71	1.5	$35.5

Total unrecognized compensation cost related to nonvested restricted stock and restricted stock units at December 31, 2009 was $12.4 million. This cost is expected to be recognized over a weighted average period of 2.2 years.

The total fair value of restricted stock and restricted stock units vesting during the years ended December 31, 2009, 2008 and 2007 was $12.6 million, $17.8 million, and $12.0 million, respectively. The expected tax benefit associated with the tax deduction from the vesting of restricted stock and restricted stock units totaled $3.7 million, $6.6 million, and $4.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Employee Stock Purchase Plan

Under The Dun & Bradstreet Corporation 2000 ESPP we are authorized to sell up to 1.5 million shares of our common stock to our eligible employees of which 606,564 remain available for future purchases as of December 31, 2009.

Under the terms of the ESPP, our employees can purchase our common stock at a 15% discount from market value, subject to certain limitations as set forth in the ESPP. The purchase price of the stock on the date of purchase is 85% of the average of the high and low price of our stock on the last trading day of the month. Under the ESPP, we sold 74,115, 74,598, and 68,012 shares to employees for the years ended December 31, 2009, 2008

(Tabular dollar amounts in millions, except per share data)

and 2007, respectively. The total compensation expense related to our ESPP was $0.9 million, $1.0 million, and $0.9 million for the years ended December 31, 2009, 2008 and 2007. Cash received from employees participating in the ESPP for the year ended December 31, 2009 was $4.8 million.

Note 12. Lease Commitments and Contractual Obligations

Most of our operations are conducted from leased facilities, which are under operating leases that expire over the next ten years, with the majority expiring within five years. We also lease certain computer and other equipment under operating leases that expire over the next three and five years, respectively. These computer and other equipment leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expenses under operating leases (cancelable and non-cancelable) were $32.0 million, $30.0 million, and $34.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

In July 2002, we outsourced certain technology functions to Computer Sciences Corporation ("CSC") under a 10-year agreement, which we had the right to terminate for a fee at any time and under certain other conditions. Under the terms of the agreement, CSC's responsibilities included data center operations, technology help desk and network management functions in the U.S. and UK as well as certain application development and maintenance functions. This agreement was amended in March 2008, which, among other things, increased certain services level agreements that CSC is required to provide under the Technology Services Agreement and added additional security services to be performed by CSC. In August 2009, we entered into a wind down agreement with CSC and Acxiom Corporation ("Acxiom") which terminated all of the data center operations functions provided by CSC, effective September 2009. In September 2009 we entered into a new agreement with CSC for limited print and fulfillment services that remained with CSC. We incurred costs of $50.6 million, $77.6 million and $80.4 million under this contract for the years ended December 31, 2009, 2008 and 2007, respectively.

In December 2003, we signed a three-year agreement with ICT Group, Inc. ("ICT"), effective January 2004, to outsource certain marketing call center activities, which agreement contains two renewal options for up to a one-year period. The agreement was amended effective September 2007 to be extended through 2011. Under the terms of the agreement, ICT is responsible for performing certain marketing and credit-calling activities previously performed by our own call centers in North America. The obligation under the contract is based upon transmitted call volumes, but shall not be less than $3 million per contract year. We incurred costs of $3.3 million, $3.2 million and $4.5 million under this contract for the years ended December 31, 2009, 2008 and 2007, respectively.

In October 2004, we signed a seven-year outsourcing agreement with International Business Machines ("IBM"). Under the terms of the agreement, we have transitioned certain portions of our data acquisition and delivery and customer service to IBM. We may terminate this agreement for a fee at any time. We incurred costs of $26.2 million, $30.1 million and $30.7 million under this contract for the years ended December 31, 2009, 2008 and 2007, respectively.

In July 2006, we signed a four-year product and technology outsourcing agreement with Acxiom in order to significantly increase the speed, data processing capacity and matching capabilities we provide our global sales and marketing customers. In November 2008, we extended the term of the outsourcing agreement through 2011. In November 2008 we entered into an agreement that will expand our service capabilities, enhance customer experience and accelerate the migration of the remaining existing D&B fulfillment processes to Acxiom.

(Tabular dollar amounts in millions, except per share data)

In May 2009, and as part of our ongoing Financial Flexibility initiatives, we entered into another agreement with Acxiom to provide certain infrastructure management services that were formerly provided by CSC. These services include data center operations, technology help desk and network management functions. The agreement has an initial term ending in October 2014. In addition, after expiration of the initial term, we have the right to extend the agreement under the same terms for up to a maximum period of three years. Payments to Acxiom over the initial five year contract term based on current volumes will aggregate to approximately $285 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work. Payments made for the provision of such services in 2009 did not differ materially from payments that were expected to be made under our prior arrangement with CSC. However, we anticipate savings to be generated over the life of the contract.

In addition, in December 2009 we signed a three-year data maintenance and support agreement with Acxiom. Payments over the contract term will aggregate approximately $5 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

We incurred costs of $42.5 million, $7.5 million and $6.6 million under all of these agreements for the years ended December 31, 2009, 2008 and 2007, respectively. Total payments to Acxiom over the remaining terms of the above contracts will aggregate to approximately $290 million.

The following table quantifies our future contractual obligations as discussed above as of December 31, 2009.

Contractual Obligations	2010	2011	2012	2013	2014	Thereafter	Total
Operating Leases	$ 30.6	$24.3	$20.1	$14.2	$12.7	$26.3	$128.2
Obligations to Outsourcers	$121.7	$93.0	$67.3	$51.3	$39.8	$ —	$373.1

The table above excludes pension obligations for which funding requirements are uncertain, excludes long-term contingent liabilities and excludes unrecognized tax benefits. Our obligations with respect to pension and postretirement medical benefit plans are described in Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K. Our long-term contingent liabilities with respect to tax and legal matters are discussed in Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to senior notes and credit facilities are discussed in Note 6 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to spin-off obligations are discussed in Note 15 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to unrecognized tax benefits are discussed in Note 5 to our consolidated financial statements included in this Annual Report on Form 10-K.

Note 13. Contingencies

We are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in our consolidated financial statements. In other instances, we are unable to make a reasonable estimate of any liability because of the uncertainties related to the probability of the outcome and/or amount or range of loss. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly. It is possible that the ultimate resolution of our liabilities and contingencies could be at amounts that are different from our currently recorded reserves and that such differences could be material.

(Tabular dollar amounts in millions, except per share data)

Based on our review of the latest information available, we believe our ultimate liability in connection with pending tax and legal proceedings, claims and litigation will not have a material effect on our results of operations, cash flows or financial position, with the possible exception of the matters described below.

In order to understand our exposure to the potential liabilities described below, it is important to understand the relationship between us and Moody's Corporation, our predecessors and other parties that, through various corporate reorganizations and contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, the Company then known as The Dun & Bradstreet Corporation ("D&B1") separated through a spin-off into three separate public companies: D&B1, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant") (the "1996 Distribution"). This was accomplished through a spin-off by D&B1 of its stock in ACNielsen and Cognizant. In June 1998, D&B1 separated through a spin-off into two separate public companies: D&B1, which in June 1998 changed its name to R.H. Donnelley Corporation and which, in January 2010, changed its name to Dex One Corporation ("Donnelley/D&B1"), and a new company named The Dun & Bradstreet Corporation ("D&B2") (the "1998 Distribution"). During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated ("IMS") and Nielsen Media Research, Inc. ("NMR") (the "1998 Cognizant Distribution"). (NMR was subsequently acquired by VNU BV, and in 2008 VNU changed its name to The Nielsen Company BV ("Nielsen").) In September 2000, D&B2 separated through a spin-off into two separate public companies: D&B2, which changed its name to Moody's Corporation ("Moody's" and also referred to elsewhere in this Annual Report on Form 10-K as "Moody's/D&B2"), and a new company named The Dun & Bradstreet Corporation ("we" or "D&B3" and also referred to elsewhere in this Annual Report on Form 10-K as "D&B") (the "2000 Distribution").

Tax Matters

Moody's/D&B2 and its predecessors entered into global tax-planning initiatives in the normal course of business, principally through tax-free restructurings of both their foreign and domestic operations. We undertook contractual obligations to be financially responsible for a portion of certain liabilities arising from certain historical tax-planning initiatives ("Legacy Tax Matters").

As of the end of 2005, settlement agreements had been executed with the IRS with respect to the Legacy Tax Matters previously referred to in our SEC filings as "Utilization of Capital Losses" and "Royalty Expense Deductions." With respect to the Utilization of Capital Losses matter, the settlement agreement resolved the matter in its entirety. For the Royalty Expense Deductions matter, the settlement covered tax years 1995 and 1996, which represented substantially all of the total potential liability to the IRS, including penalties. We believe we are adequately reserved for the remaining exposure.

In addition, with respect to these two settlement agreements, we believed that IMS and NMR did not pay the IRS the full portion of the settlements they were required to pay under the applicable spin-off agreements. In 2008, we, Donnelley/D&B1 and Moody's/D&B2 resolved their dispute with IMS and NMR with respect to the Utilization of Capital Losses matter. In the second quarter of 2009, we, Donnelley/D&B1 and Moody's/D&B2 resolved our dispute with IMS and NMR with respect to the Royalty Expense Deductions matter and, in connection therewith, we reported an after-tax non-core gain of $1.0 million.

Legal Proceedings

Hoover's—Initial Public Offering Litigation

On November 15, 2001, a putative shareholder class action lawsuit was filed against Hoover's Inc. ("Hoover's"), certain of its then current and former officers and directors (the "Individual Defendants"), and one

(Tabular dollar amounts in millions, except per share data)

of the underwriters of Hoover's July 1999 initial public offering ("IPO"). The lawsuit was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of Hoover's stock between July 20, 1999 and December 6, 2000. The operative complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 against Hoover's and the Individual Defendants. Plaintiffs allege that the underwriter allocated stock in Hoover's IPO to certain investors in exchange for commissions and agreements by those investors to make additional purchases of stock in the aftermarket at prices above the IPO price. Plaintiffs allege that the prospectus for Hoover's IPO was false and misleading because it did not disclose these arrangements.

The defense of the action is being coordinated with more than 300 other nearly identical actions filed against other companies. The parties in the approximately 300 coordinated cases, including ours, reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Hoover's. On October 5, 2009, the Court granted final approval of the settlement. Judgment was entered on December 9, 2009. A group of three objectors has filed a petition to the Second Circuit seeking permission to appeal the District Court's final approval order on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the District Court's order certifying classes in the focus cases. Plaintiffs have filed an opposition to the petition. In addition, six notices of appeal to the Second Circuit have been filed by different groups of objectors.

Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter. No amount in respect of any potential judgment in this matter has been accrued in our consolidated financial statements.

Other Matters

In addition, in the normal course of business, and including without limitation, our merger and acquisition activities and financing transactions, D&B indemnifies other parties, including customers, lessors and parties to other transactions with D&B, with respect to certain matters. D&B has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. D&B has also entered into indemnity obligations with its officers and directors of the Company. Additionally, in certain circumstances, D&B issues guarantee letters on behalf of our wholly-owned subsidiaries for specific situations. It is not possible to determine the maximum potential amount of future payments under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by D&B under these agreements have not had a material impact on our consolidated financial statements.

Note 14. Segment Information

The reportable segments reported below are our segments for which separate financial information is available and upon which operating results are evaluated by management on a timely basis to assess performance and to allocate resources. As of January 1, 2009, Canada has been moved out of our International segment and into our renamed "North America" segment (formerly our U.S. segment). Therefore, on January 1, 2009, we began managing our operations through the following two segments: North America (which consists of the U.S. and Canada) and International (which consists of our operations in Europe, Asia Pacific and Latin America). We have conformed historical amounts to reflect the new segment structure. Our customer solution sets are Risk Management Solutions™, Sales & Marketing Solutions™ and Internet Solutions™. Inter-segment sales are immaterial and no single customer accounted for 10% or more of our total revenue. For management reporting purposes, we evaluate business segment performance before restructuring charges because restructuring charges are not a component of our ongoing income or expenses and may have a disproportionate positive or negative impact on the results of our ongoing underlying business. Additionally, transition costs, which are period costs

(Tabular dollar amounts in millions, except per share data)

such as consulting fees, costs of temporary employees, relocation costs and stay bonuses incurred to implement our Financial Flexibility initiatives, are not allocated to our business segments.

	For the Years Ended December 31,		
	2009	**2008**	**2007**
Revenue:			
North America	$1,309.7	$1,364.2	$1,291.3
International	355.4	314.4	260.8
Consolidated Core	1,665.1	1,678.6	1,552.1
Divested Business	21.9	47.7	47.1
Consolidated Total	$1,687.0	$1,726.3	$1,599.2
Operating Income (Loss):			
North America	$ 482.5	$ 513.3	$ 480.8
International	81.1	70.9	54.2
Total Divisions	563.6	584.2	535.0
Corporate and Other(1)	(99.1)	(114.5)	(109.4)
Consolidated Total	464.5	469.7	425.6
Non-Operating Income (Expense), Net	(32.0)	(30.8)	0.7
Income from Continuing Operations Before Provision for Income Taxes and Equity in Net Income of Affiliates	$ 432.5	$ 438.9	$ 426.3
Depreciation and Amortization:(2)			
North America	$ 42.1	$ 44.3	$ 32.7
International	14.6	13.1	11.4
Total Divisions	56.7	57.4	44.1
Corporate and Other	1.4	1.1	2.5
Consolidated Total	$ 58.1	$ 58.5	$ 46.6
Capital Expenditures:(3)			
North America	$ 5.7	$ 5.7	$ 11.1
International	2.1	5.6	2.0
Total Divisions	7.8	11.3	13.1
Corporate and Other	1.4	0.5	0.6
Consolidated Total	$ 9.2	$ 11.8	$ 13.7
Additions to Computer Software and Other Intangibles:(4)			
North America	$ 41.3	$ 37.2	$ 48.1
International	12.7	10.1	10.3
Total Divisions	54.0	47.3	58.4
Corporate and Other	2.1	0.4	—
Consolidated Total	$ 56.1	$ 47.7	$ 58.4
Assets:			
North America	$ 815.0	$ 774.6	$ 729.4
International	672.7	540.0	529.7
Total Divisions	1,487.7	1,314.6	1,259.1
Corporate and Other (primarily taxes)	261.7	271.4	399.7
Consolidated Total	$1,749.4	$1,586.0	$1,658.8
Goodwill(5):			
North America	$ 266.1	$ 244.7	$ 231.5
International	174.7	152.9	112.3
Consolidated Total	$ 440.8	$ 397.6	$ 343.8

(Tabular dollar amounts in millions, except per share data)

(1) The following table itemizes "Corporate and Other:"

	At December 31,		
	2009	2008	2007
Corporate Costs	$(59.5)	$ (70.7)	$ (71.3)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(16.5)	(12.4)	(13.0)
Restructuring Expense	(23.1)	(31.4)	(25.1)
Total Corporate and Other	$(99.1)	$(114.5)	$(109.4)

(2) Includes depreciation and amortization of Property, Plant and Equipment, Computer Software and Other Intangibles.

(3) Capital expenditures in International decreased $3.5 million for the year ended December 31, 2009 as compared to December 31, 2008. This decrease was primarily driven by reduced capital expenditures in Europe.

Capital expenditures in North America decreased $5.4 million for the year ended December 31, 2008 as compared to December 31, 2007. This decrease was primarily driven by approximately $6.1 million of furniture and equipment primarily related to our Center Valley, Pennsylvania facility, which was included in accounts payable on the consolidated balance sheet as of December 31, 2006, and was paid for in the year ended December 31, 2007.

Capital expenditures in International increased $3.6 million for the year ended December 31, 2008 as compared to December 31, 2007. This increase was primarily driven by increased leasehold improvements and furniture and equipment additions in 2008.

(4) Additions to computer software and other intangibles in North America increased $4.1 million for the year ended December 31, 2009 as compared to December 31, 2008. This increase was driven by computer software projects.

Additions to computer software and other intangibles in North America and International decreased $10.9 million and $0.2 million, respectively, for the year ended December 31, 2008 as compared to December 31, 2007. This decrease was primarily driven by a longer software product development cycle in 2008 versus 2007.

(5) The increase in goodwill in North America from $244.7 million at December 31, 2008 to $266.1 million at December 31, 2009 is primarily attributable to the acquisition of QED as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and the impact of foreign currency translation.

The increase in goodwill in International from $152.9 million at December 31, 2008 to $174.7 million at December 31, 2009 was primarily due to goodwill associated with the acquisition of RoadWay as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and the positive impact of foreign currency translation, partially offset by purchase accounting adjustments for customer relationship intangible assets attributable to the consolidation of our majority owned joint venture in Dun & Bradstreet Information Services India Private Limited ("D&B India") and the sale of our domestic Italian operations.

The increase in goodwill in North America from $231.5 million at December 31, 2007 to $244.7 million at December 31, 2008 is primarily attributable to earn-out payments made for the achievement of certain financial performance metrics attributable to the acquisition of First Research and purchase accounting adjustments related to our previous acquisitions.

The increase in goodwill in International from $112.3 million at December 31, 2007 to $152.9 million at December 31, 2008 is primarily attributable to the acquisitions and majority-owned joint ventures as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K. These were partially offset by the impact of foreign currency translation and the sale of our Italian real estate business.

Supplemental Geographic and Customer Solution Set Information:

	At December 31,		
	2009	2008	2007
Long-Lived Assets:(6)			
North America	$494.5	$455.3	$725.2
International	299.8	237.6	165.6
Consolidated Total	$794.3	$692.9	$890.8

(Tabular dollar amounts in millions, except per share data)

(6) The increase in long-lived assets in North America to $494.5 million at December 31, 2009 from $455.3 million at December 31, 2008 is primarily attributable to the acquisitions as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and computer software additions. The decrease in long-lived assets in North America to $455.3 million at December 31, 2008 from $725.2 million at December 31, 2007 is primarily attributable to the decrease in prepaid pension costs to a net liability position.

The increase in long-lived assets in International to $299.8 million at December 31, 2009 from $237.6 million at December 31, 2008 is primarily attributable to the acquisitions as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K, computer software additions, and foreign currency translation. The increase in long-lived assets in International to $237.6 million at December 31, 2008 from $165.6 million at December 31, 2007 is primarily attributable to the acquisitions as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

	For the Years Ended December 31,		
	2009	2008	2007
Customer Solution Set Revenue:			
North America:			
Risk Management Solutions	$ 808.9	$ 825.3	$ 790.7
Sales & Marketing Solutions	385.5	418.3	398.2
Internet Solutions	115.3	120.6	102.4
North America Core Revenue	1,309.7	1,364.2	1,291.3
Divested Business(7)	—	—	—
Total North America Revenue	1,309.7	1,364.2	1,291.3
International:			
Risk Management Solutions	262.9	245.1	200.7
Sales & Marketing Solutions	89.1	65.0	55.0
Internet Solutions	3.4	4.3	5.1
International Core Revenue	355.4	314.4	260.8
Divested Business(7)	21.9	47.7	47.1
Total International Revenue	377.3	362.1	307.9
Consolidated Total:			
Risk Management Solutions	1,071.8	1,070.4	991.4
Sales & Marketing Solutions	474.6	483.3	453.2
Internet Solutions	118.7	124.9	107.5
Core Revenue	1,665.1	1,678.6	1,552.1
Divested Business(7)	21.9	47.7	47.1
Consolidated Total Revenue	$1,687.0	$1,726.3	$1,599.2

(7) On May 29, 2009, we completed the sale of substantially all the assets and liabilities of the domestic portion of our Italian operations. This sale has been classified as a "Divestiture." Our divested business contributed 1% of our total revenue for the year ended December 31, 2009 and 3% of our total revenue for each of the years ended December 31, 2008 and 2007. The following table represents divested revenue by solutions set:

	For the Years Ended December 31,		
	2009	2008	2007
Divested Business:			
Risk Management Solutions	$18.7	$40.6	$40.8
Sales & Marketing Solutions	3.2	7.1	6.3
Internet Solutions	—	—	—
Total Divested Revenue	$21.9	$47.7	$47.1

(Tabular dollar amounts in millions, except per share data)

Note 15. Supplemental Financial Data

Other Accrued and Current Liabilities:

	At December 31,	
	2009	2008
Restructuring Accruals	$ 14.5	$ 21.9
Professional Fees	37.3	35.9
Operating Expenses	32.0	34.1
Spin-Off Obligation(1)	21.5	21.2
Other Accrued Liabilities	68.1	50.5
	$173.4	$163.6

(1) As part of our spin-off from Moody's/The Dun & Bradstreet Corporation ("D&B2") in 2000, Moody's/D&B2 and D&B entered into a Tax Allocation Agreement ("TAA"). Under the TAA, Moody's/D&B2 and D&B agreed that Moody's/D&B2 would be entitled to deduct the compensation expense associated with the exercise of Moody's stock options (including Moody's stock options exercised by D&B employees) and D&B would be entitled to deduct the compensation expense associated with the exercise of D&B stock options (including D&B stock options exercised by employees of Moody's/D&B2). Put simply, the tax deduction would go to the company that granted the stock options, rather than to the employer of the individual exercising the stock options. The TAA provides, however, that if the Internal Revenue Service ("IRS") issues rules, regulations or other authority contrary to the agreed-upon treatment of the compensation expense deductions under the TAA, then the party that becomes entitled under such guidance to take the deduction may be required to reimburse the other party for the tax benefit it has realized, in order to compensate the other party for its loss of such deduction. In 2002 and 2003, the IRS issued rulings that appear to provide that, under the circumstances applicable to Moody's/D&B2 and D&B, the compensation expense deduction belongs to the employer of the option grantee and not to the issuer of the option (e.g., D&B would be entitled to deduct the compensation expense associated with D&B employees exercising Moody's/D&B2 options and Moody's/D&B2 would be entitled to deduct the compensation expense associated with Moody's/D&B2 employees exercising D&B options). We have filed tax returns for 2001 through 2008, and made estimated tax deposits for 2009, consistent with the IRS' rulings. Under the TAA, we may be required to reimburse Moody's/D&B2 for the loss of compensation expense deductions relating to tax years 2003 to 2009 of approximately $21.5 million in the aggregate for such years. In 2005 and 2006, we paid Moody's/D&B2 approximately $30.1 million in the aggregate under the TAA. We have not made any payments to Moody's/D&B2 since the first quarter of 2006. We may also be required to pay additional amounts in the future based upon interpretations by the parties of the TAA and the IRS' rulings.

(Tabular dollar amounts in millions, except per share data)

Property, Plant and Equipment at cost—Net:

	At December 31,	
	2009	2008
Land	$ 6.1	$ 6.0
Buildings	32.3	32.0
Furniture and Equipment	74.7	70.9
	113.1	108.9
Less: Accumulated Depreciation	68.1	66.2
	45.0	42.7
Leasehold Improvements, less:		
Accumulated Amortization of $12.5 and $14.4	8.6	10.4
	$ 53.6	$ 53.1

Other Income (Expense)—Net:

	For the Years Ended December 31,		
	2009	2008	2007
Settlement of Legacy Tax Matter Arbitration(2)	$ 4.1	$ 8.1	$—
Gain on Disposal of Italian Domestic Business(3)	6.5	—	—
Legacy Tax Matter Related to the Settlement of 2003 Tax Year(4)	—	(7.7)	—
Gain associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture(5)	—	0.6	—
Gain Associated with Huaxia/D&B China Joint Venture(6)	—	—	5.8
Gain associated with Tokyo Shoko Research/D&B Japan Joint Venture(7)	—	—	13.2
Gain on Sale of an Investment(8)	—	—	0.9
Miscellaneous Other Income (Expense)—Net(9)	0.1	4.1	1.8
Other Income (Expense)—Net	$10.7	$ 5.1	$21.7

(2) During the years ended December 31, 2009 and 2008, we recognized gains on the receipt of awards related to Legacy Tax Matters.

(3) During the year ended December 31, 2009, we recognized a gain as a result of the divestiture of the domestic portion of our Italian operations. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(4) During the year ended December 31, 2008, we recognized the reduction of a contractual receipt under the Tax Allocation Agreement between Moody's Corporation and D&B as it relates to the expiration of the statute of limitations.

(5) During the year ended December 31, 2008, we entered into an agreement with HC International Inc. and established two joint venture companies including Beijing D&B HuiCong Market Research Co., Ltd. and Beijing HuiCong Market Research Co. Ltd., in which D&B has a 60% and 30% ownership interest, respectively. We recognized a gain of $0.6 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(6) During the year ended December 31, 2007, we entered into an agreement with Huaxia International Credit Consulting Co. Limited and established our majority owned joint venture to do business as Huaxia/D&B

(Tabular dollar amounts in millions, except per share data)

China. We recognized a gain of $5.8 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(7) During the year ended December 31, 2007, we entered into an agreement with Tokyo Shoko Research and established our majority owned joint venture or "Tokyo Shoko Research/D&B Japan Joint Venture" to do business as Dun & Bradstreet TSR Ltd. We recognized a gain of $13.2 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(8) During the year ended December 31, 2007, we recorded a gain related to the sale of an investment in Australia.

(9) Miscellaneous Other Income (Expense)—Net decreased for the year ended December 31, 2009, compared to the year ended December 31, 2008, is primarily due to the negative impact of foreign exchange. Miscellaneous Other Income (Expense)—Net increased for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to the positive impact of foreign exchange.

Computer Software and Goodwill:

	Computer Software	Goodwill
January 1, 2008	$ 87.9	$343.8
Additions at cost	52.2	—
Amortization	(38.9)	—
Acquisitions/Joint Ventures	0.2	45.9
Other(10)(11)	(5.4)	7.9
December 31, 2008	96.0	397.6
Additions at cost	57.6	—
Amortization	(35.0)	—
Acquisitions/Joint Ventures	—	39.5
Other(12)	0.6	3.7
December 31, 2009	$119.2	$440.8

(10) Computer Software—Primarily due to the impact of foreign currency fluctuations.

(11) Goodwill—Primarily due to purchase accounting adjustments offset by the impact of foreign currency fluctuations.

(12) Goodwill—Primarily due to foreign currency fluctuations offset by purchase accounting adjustments related to D&B India, HC International, Inc./D&B China Joint Venture and the sale of the domestic portion of our Italian operations.

(Tabular dollar amounts in millions, except per share data)

Other Intangibles (included in Non-Current Assets):

	Customer Lists	Trademarks, Patents and Other	Total
January 1, 2008	$ 0.3	$ 59.8	$ 60.1
Acquisitions	—	13.8	13.8
Amortization	(0.3)	(9.0)	(9.3)
Other(13)	—	0.7	0.7
December 31, 2008	—	65.3	65.3
Acquisitions	—	38.8	38.8
Amortization	—	(12.4)	(12.4)
Write-offs(14)	—	(3.0)	(3.0)
Other(15)	—	2.5	2.5
December 31, 2009	$—	$ 91.2	$ 91.2

(13) Primarily due to the impact of foreign currency fluctuations.

(14) Amount due to the write-off of certain other intangibles related to Visible Path.

(15) Amount due to the impact of foreign currency fluctuations.

Allowance for Doubtful Accounts:

January 1, 2007	$ 20.3
Additions charged to costs and expenses	12.6
Write-offs	(13.3)
Other	(0.6)
December 31, 2007	19.0
Additions charged to costs and expenses	10.2
Write-offs	(10.5)
Other	(1.3)
December 31, 2008	17.4
Additions charged to costs and expenses	19.5
Acquisitions	0.5
Write-offs	(17.1)
Divestitures	(4.9)
Other	0.1
December 31, 2009	$ 15.5

(Tabular dollar amounts in millions, except per share data)

Deferred Tax Asset Valuation Allowance:

January 1, 2007	$52.7
Additions charged (credited) to costs and expenses	(0.7)
Additions charged (credited) due to foreign currency fluctuations	1.5
Additions charged (credited) to other accounts	3.2
Effect of the adoption of uncertain tax positions	(7.8)
December 31, 2007	48.9
Additions charged (credited) to costs and expenses	6.6
Additions charged (credited) due to foreign currency fluctuations	(4.8)
Additions charged (credited) to other accounts	(7.0)
December 31, 2008	43.7
Additions charged (credited) to costs and expenses	(5.2)
Additions charged (credited) due to foreign currency fluctuations	5.9
Additions charged (credited) to other accounts	(3.2)
December 31, 2009	$41.2

(Tabular dollar amounts in millions, except per share data)

Note 16. Quarterly Financial Data (Unaudited)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2009					
Operating Revenue:					
North America	$321.2	$320.3	$310.8	$357.4	$1,309.7
International	86.2	96.6	88.2	106.3	377.3
Consolidated Operating Revenue	$407.4	$416.9	$399.0	$463.7	$1,687.0
Operating Income (Loss):					
North America	$123.2	$110.1	$105.4	$143.8	$ 482.5
International	11.6	22.6	17.7	29.2	81.1
Total Divisions	134.8	132.7	123.1	173.0	563.6
Corporate and Other(1)	(20.1)	(22.7)	(30.5)	(25.8)	(99.1)
Consolidated Operating Income	$114.7	$110.0	$ 92.6	$147.2	$ 464.5
Income from Continuing Operations	$104.4	$ 77.9	$ 54.7	$ 85.0	$ 322.0
Income from Discontinued Operations, Net of Income Taxes	—	—	—	—	—
Net Income	104.4	77.9	54.7	85.0	322.0
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	(0.2)	(1.1)	(0.7)	(0.6)	(2.6)
Net Income Attributable to D&B	$104.2	$ 76.8	$ 54.0	$ 84.4	$ 319.4
Basic Earnings Per Share of Common Stock(2)					
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 1.95	$ 1.45	$ 1.03	$ 1.63	$ 6.06
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	—	—	—	—
Net Income Attributable to D&B Common Shareholders	$ 1.95	$ 1.45	$ 1.03	$ 1.63	$ 6.06
Diluted Earnings Per Share of Common Stock(2)					
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 1.93	$ 1.43	$ 1.02	$ 1.61	$ 5.99
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	—	—	—	—
Net Income Attributable to D&B Common Shareholders	$ 1.93	$ 1.43	$ 1.02	$ 1.61	$ 5.99
Cash Dividends Paid Per Common Share	$ 0.34	$ 0.34	$ 0.34	$ 0.34	$ 1.36

(Tabular dollar amounts in millions, except per share data)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2008					
Operating Revenue:					
North America	$332.7	$330.7	$321.0	$379.8	$1,364.2
International	82.0	97.0	88.2	94.9	362.1
Consolidated Operating Revenue	$414.7	$427.7	$409.2	$474.7	$1,726.3
Operating Income (Loss):					
North America	$123.0	$109.7	$113.1	$167.5	$ 513.3
International	8.6	21.1	15.7	25.5	70.9
Total Divisions	131.6	130.8	128.8	193.0	584.2
Corporate and Other(1)	(31.3)	(24.8)	(37.6)	(20.8)	(114.5)
Consolidated Operating Income	$100.3	$106.0	$ 91.2	$172.2	$ 469.7
Income from Continuing Operations	$ 60.0	$ 84.8	$ 65.3	$101.8	$ 311.9
Income from Discontinued Operations, Net of Income Taxes	1.1	—	—	—	1.1
Net Income	61.1	84.8	65.3	101.8	313.0
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	0.1	(0.6)	(0.2)	(1.7)	(2.4)
Net Income Attributable to D&B	$ 61.2	$ 84.2	$ 65.1	$100.1	$ 310.6
Basic Earnings Per Share of Common Stock(2)					
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 1.06	$ 1.54	$ 1.20	$ 1.87	$ 5.65
Income from Discontinued Operations Attributable to D&B Common Shareholders	0.02	—	—	—	0.02
Net Income Attributable to D&B Common Shareholders	$ 1.08	$ 1.54	$ 1.20	$ 1.87	$ 5.67
Diluted Earnings Per Share of Common Stock(2)					
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 1.05	$ 1.51	$ 1.18	$ 1.85	$ 5.56
Income from Discontinued Operations Attributable to D&B Common Shareholders	0.01	—	—	—	0.02
Net Income Attributable to D&B Common Shareholders	$ 1.06	$ 1.51	$ 1.18	$ 1.85	$ 5.58
Cash Dividends Paid Per Common Share	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 1.20

(1) The following table itemizes the components of the "Corporate and Other" category of Operating Income (Loss).

(Tabular dollar amounts in millions, except per share data)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2009					
Corporate Costs	$(14.4)	$(14.7)	$(14.3)	$(16.1)	$ (59.5)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(4.4)	(5.2)	(4.0)	(2.9)	(16.5)
Restructuring Expense	(1.3)	(2.8)	(12.2)	(6.8)	(23.1)
Total Corporate and Other	$(20.1)	$(22.7)	$(30.5)	$(25.8)	$ (99.1)
2008					
Corporate Costs	$(17.7)	$(19.7)	$(17.3)	$(16.0)	$ (70.7)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(3.2)	(3.9)	(3.1)	(2.2)	(12.4)
Restructuring Expense	(10.4)	(1.2)	(17.2)	(2.6)	(31.4)
Total Corporate and Other	$(31.3)	$(24.8)	$(37.6)	$(20.8)	$(114.5)

(2) The number of weighted average shares outstanding changes as common shares are issued for employee benefit plans and other purposes or as shares are repurchased. For this reason, the sum of quarterly earnings per share may not be the same as earnings per share for the year.

Note 17. Divestiture and Discontinued Operations

Divestiture

On May 29, 2009, we completed the sale of substantially all of the assets and liabilities of the domestic portion of our Italian operations to CRIF, S.p.A. ("CRIF") for $12.2 million (including a working capital adjustment of $1.2 million), which was a part of our International segment.

During the year ended December 31, 2009, we recorded a pre-tax gain of $6.5 million from the sale in Other Income (Expense)—Net in the consolidated statement of operations. As of December 31, 2009, we have received $12.2 million in cash. Our domestic Italian operations generated approximately $48 million in revenue and approximately $1 million in operating income in 2008.

We entered into a ten year commercial arrangement to provide CRIF with global data for its Italian customers. This arrangement has aggregate future cash payments of approximately $130 million. In addition, this transaction will allow us to improve the quality of the data we provide to our global customers seeking information on Italian customers.

(Tabular dollar amounts in millions, except per share data)

Discontinued Operations

On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We have reflected the results of this business as discontinued operations in the consolidated statement of operations for all periods presented. We have recorded the resulting gain of $0.4 million (both pre-tax and after-tax) from the sale in the first quarter of 2008 in the consolidated statement of operations.

	For the Years Ended December 31,	
	2008	2007
Revenue	$ 4.1	$60.5
Operating Income	$ 0.7	$13.6
Non-Operating Income (Expense)—Net	—	0.3
Income before Provision for Income Taxes	0.7	13.9
Provision for Income Taxes	—	5.2
Income from Discontinued Operations, Net of Income Taxes	0.7	8.7
Net Income	0.7	8.7
Less: Net Income Attributable to the Noncontrolling Interest	—	(3.3)
Net Income from Discontinued Operations Attributable to D&B	$ 0.7	$ 5.4

Note 18. Subsequent Events

We have evaluated subsequent events through February 25, 2010, the filing date of this Form 10-K.

Dividend

On February 4, 2010, our Board of Directors approved the declaration of a dividend of $0.35 per share for the first quarter of 2010. This cash dividend will be payable on March 18, 2010 to shareholders of record at the close of business on March 3, 2010.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not Applicable.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls

We evaluated the effectiveness of our disclosure controls and procedures ("Disclosure Controls") as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") as of the end of the period covered by this report. This evaluation ("Controls Evaluation") was done with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

Disclosure Controls are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within D&B have been detected. Judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individual acts, by collusion of two or more people, or by management override. The design of a control system is also based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Our Disclosure Controls are designed to provide reasonable assurance of achieving their objectives.

Conclusions regarding Disclosure Controls

Based upon our Controls Evaluation, our CEO and CFO have concluded that as of the end of our fiscal year ended December 31, 2009, our Disclosure Controls are effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control Over Financial Reporting and Management's Statement of Management's Responsibility for Financial Statements are contained in Item 8. of this Annual Report on Form 10-K.

Change in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required to be furnished by this Item 10. "Directors, Executive Officers and Corporate Governance," is incorporated herein by reference from our Notice of Annual Meeting of Stockholders and Proxy Statement to be filed within 120 days after D&B's fiscal year end of December 31, 2009 (the "Proxy Statement").

Item 11. *Executive Compensation*

The information required to be furnished by this Item 11. "Executive Compensation," is incorporated herein by reference from our Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required to be furnished by this Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," is incorporated herein by reference from our Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of December 31, 2009:

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation Plans approved by security holders(1)	2,676,722(2)	$62.42	6,748,820(3)

(1) This table includes information for an equity compensation plan adopted in connection with our separation from Moody's Corporation. As of December 31, 2009, a total of 8,261 shares of our common stock were issuable upon exercise of outstanding options and other rights under those two plans. The weighted average exercise price of those outstanding options and other rights is $9.08 per share. No additional options or other rights may be granted under these plans.

(2) Includes options to purchase 2,581,602 shares of our common stock, restricted stock units with respect to 89,800 shares of our common stock, 2,421 accrued dividend units and deferred performance shares of 2,949 shares of our common stock. This amount does not include 330,813 outstanding shares of restricted common stock.

(3) Includes shares available for future purchases under our ESPP. As of December 31, 2009, an aggregate of 606,564 shares of our common stock were available for purchase under the ESPP.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required to be furnished by this Item 13. "Certain Relationships and Related Transactions and Director Independence," is incorporated herein by reference from our Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required to be furnished by this Item 14. "Principal Accountant Fees and Services," is incorporated herein by reference from our Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) List of documents filed as part of this report.

(1) *Financial Statements.*

See Index to Financial Statements and Schedules in Part II, Item 8. on this Form 10-K.

(2) *Financial Statement Schedules.*

None.

(3) Exhibits.

See Index to Exhibits in this Annual Report on Form 10-K.

(b) Exhibits.

See Index to Exhibits in this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2010.

The Dun & Bradstreet Corporation (Registrant)

By: /s/ SARA MATHEW

Sara Mathew
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on February 25, 2010.

Signature	Title
/s/ SARA MATHEW **Sara Mathew**	Director, President and Chief Executive Officer (principal executive officer)
/s/ ANASTASIOS G. KONIDARIS **Anastasios G. Konidaris**	Senior Vice President and Chief Financial Officer (principal financial officer)
/s/ ANTHONY PIETRONTONE JR. **Anthony Pietrontone Jr.**	Principal Accounting Officer and Corporate Controller
/s/ AUSTIN A. ADAMS **Austin A. Adams**	Director
/s/ JOHN W. ALDEN **John W. Alden**	Director
/s/ STEVEN W. ALESIO **Steven W. Alesio**	Chairman of the Board
/s/ CHRISTOPHER J. COUGHLIN **Christopher J. Coughlin**	Director
/s/ JAMES N. FERNANDEZ **James N. Fernandez**	Director
/s/ JONATHAN J. JUDGE **Jonathan J. Judge**	Director
/s/ VICTOR A. PELSON **Victor A. Pelson**	Director
/s/ SANDRA E. PETERSON **Sandra E. Peterson**	Director
/s/ MICHAEL R. QUINLAN **Michael R. Quinlan**	Director
/s/ NAOMI O. SELIGMAN **Naomi O. Seligman**	Director
Michael J. Winkler	Director

INDEX TO EXHIBITS

3. Articles of Incorporation and By-laws

3.1 Restated Certificate of Incorporation of the Registrant, as amended effective October 1, 2000 (incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000) and Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A to the Rights Agreement, dated as of August 15, 2000, between the Registrant (f.k.a. The New D&B Corporation) and Computershare Limited (f.k.a. EquiServe Trust Company, N.A.), as Rights Agent (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, file number 1-15967, filed September 15, 2000).

3.2 The Dun & Bradstreet Corporation Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 24, 2009).

3.3 Third Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 11, 2009).

4. Instruments Defining the Rights of Security Holders, Including Indentures

4.1 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 10, file number 1-15967, filed September 11, 2000).

4.2 Rights Agreement, dated as of August 15, 2000, between the Registrant (f.k.a. The New D&B Corporation) and Computershare Limited (f.k.a. EquiServe Trust Company, N.A.), as Rights Agent, which includes the Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A thereto, the Form of Right Certificate as Exhibit B thereto and the Summary of Rights to Purchase Preferred Shares as Exhibit C thereto (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, file number 1-15967, filed September 15, 2000).

4.3 Notice of Removal of Rights Agent and Appointment of Successor Rights Agent and Amendment No. 1 to the Rights Agreement, dated July 29, 2009 among the Registrant, ComputerShare Trust Company, N.A., and Mellon Investor Services LLC (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 5, 2009).

4.4 Underwriting Agreement, dated as of March 27, 2008 among The Dun & Bradstreet Corporation, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 1, 2008).

4.5 Form of 6.00% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 1, 2008).

4.6 Five-Year Credit Agreement, dated April 19, 2007, among The Dun & Bradstreet Corporation, the Borrowing Subsidiaries Party thereto, JPMorgan Chase Bank, as Administrative Agent, Bank of Tokyo-Mitsubishi Trust Company and Citicorp USA, Inc., as Syndication Agents, The Bank of New York and Suntrust Bank, as Documentation Agents and the Lenders Party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 19, 2007).

4.7 Indenture, dated as of March 14, 2006, between the Dun & Bradstreet Corporation and The Bank of New York, including the Form of 5.50% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 14, 2006).

10. Material Contracts

10.1 Distribution Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.2 Tax Allocation Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.3 Employee Benefits Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.4 Undertaking of the Registrant (f.k.a. The New D&B Corporation), dated September 30, 2000, to Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.5 Undertaking of the Registrant (f.k.a. The New D&B Corporation), dated September 30, 2000, to R.H. Donnelley Corporation (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.6 Distribution Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).

10.7 Tax Allocation Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).

10.8 Employee Benefits Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).

10.9 Distribution Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(x) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).

10.10 Tax Allocation Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(y) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).

10.11 Employee Benefits Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(z) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).

10.12 Business Process Services Agreement made and effective as of October 15, 2004 by and between the Company and International Business Machines Corporation (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 14, 2005). This Exhibit has been redacted pursuant to a confidentiality request under Rule 24(b)-2 of the Securities Exchange Act of 1934, as amended.

10.13 Technology Services Agreement between the Registrant and Computer Sciences Corporation, dated June 27, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed August 13, 2002).

10.14^ Global Master Services Agreement by and between Dun & Bradstreet, Inc. and Acxiom Corporation, dated July 27, 2006 (Amended and Restated as of June 2, 2008), together with Amendment Number One, thereto, dated November 30, 2008, and Amendment Number Two, thereto, dated May 6, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Amended Quarterly Report on Form 10-Q/A, file number 1-15967, filed October 8, 2009).

10.15^ Statement of Work Number 9 under the Global Master Services Agreement by and between Dun & Bradstreet, Inc. and Acxiom Corporation, dated May 6, 2009 (incorporated by reference to Exhibit 10.2 to the Registrant's Amended Quarterly Report on Form 10-Q/A, file number 1-15967, filed October 8, 2009).

10.16† Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed August 4, 2006).

10.17† Employment Agreement, dated December 31, 2004, between Steven W. Alesio and the Company (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed January 4, 2005).

10.18† Amendment No. 1 to the Employment Agreement between Steven W. Alesio and the Company, dated June 29, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed August 7, 2007).

10.19† Amendment No. 2 to the Employment Agreement between Steven W. Alesio and the Company, dated December 13, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 19, 2007).

10.20† Amendment No. 3 to the Employment Agreement between Steven W. Alesio and the Company, dated December 8, 2008 (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 9, 2008).

10.21† Amendment No. 4 to the Employment Agreement between Steven W. Alesio and the Company, dated December 11, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 11, 2009).

10.22† The Dun & Bradstreet Executive Transition Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.23† Forms of Change in Control Severance Agreements (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.24†	Forms of Change in Control Severance Agreements (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.25†	The Dun & Bradstreet Career Transition Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.26†	Executive Retirement Plan of The Dun & Bradstreet Corporation, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.27*†	First Amendment to the Executive Retirement Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009), effective August 4, 2009.
10.28*†	Second Amendment to the Executive Retirement Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009), effective January 1, 2010.
10.29†	Pension Benefit Equalization Plan of The Dun & Bradstreet Corporation, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.30*†	First Amendment to the Pension Benefit Equalization Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009), effective August 4, 2009.
10.31†	Supplemental Executive Benefit Plan of The Dun & Bradstreet Corporation, as amended May 1, 2007 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 4, 2007).
10.32†	2000 Dun & Bradstreet Corporation Non-Employee Directors' Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.33†	The Dun & Bradstreet Corporation Non-Employee Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.34†	The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.35†	The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).
10.36†	Key Employees' Non-Qualified Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.37†	The Dun & Bradstreet Corporation 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 28, 2003).
10.38†	2000 Dun & Bradstreet Corporation Replacement Plan for Certain Directors Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.39†	2000 Dun & Bradstreet Corporation Replacement Plan for Certain Employees Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.28 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).
10.40†	The Dun & Bradstreet Corporation Non-Funded Deferred Compensation Plan for Non-Employee Directors (as assumed by the Registrant) (incorporated by reference to Exhibit 10.18 to Moody's Corporation Quarterly Report on Form 10-Q, file number 1-14037, filed October 20, 1999).
10.41†	Form of Limited Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.25 to Moody's Corporation Quarterly Report on Form 10-Q, file number 1-14037, filed August 14, 1998).
10.42†	The Dun & Bradstreet Corporation Covered Employee Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).
10.43†	The Dun & Bradstreet Corporation Cash Incentive Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 21, 2001).
10.44†	Form of Detrimental Conduct Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).
10.45†	Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.35 to the Registrants' Form 10-K, file number 1-15967, filed February 28, 2007).
10.46†	Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.47†	Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).
10.48†	Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).
10.49†	Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.50†	Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).
10.51*†	Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, dated February 11, 2010, between the Registrant and Steven W. Alesio.
10.52†	Form of Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.53†	Form of Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed February 24, 2010).
10.54*†	Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, dated February 11, 2010, between the Registrant and Steven W. Alesio.
10.55†	Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, dated March 1, 2010, between the Registrant and Steven W. Alesio (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed February 24, 2010).
10.56†	Form of International Restricted Stock Unit Award Agreement, effective February 23, 2007, under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).
10.57†	Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.58†	Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).
10.59†	Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, as amended February 18, 2010 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed February 24, 2010).
10.60†	Form of Restricted Stock Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).
10.61†	Form of Restricted Stock Award Agreement, effective February 23, 2007, under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).
10.62†	Form of Restricted Stock Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).
10.63†	Form of Restricted Stock Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).
10.64†	Form of Stock Option Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).
10.65†	Form of Stock Option Award Agreement, effective January 29, 2008, under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2008).
10.66†	Form of Restricted Share Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 8, 2004).

10.67† Form of Restricted Stock Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.68† Form of Restricted Stock Unit Award Agreement, effective February 23, 2007, under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.69† Form of Restricted Stock Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

21. Subsidiaries of the Registrant

21.1* Subsidiaries of the Registrant as of December 31, 2009.

23. Consents of Experts and Counsel

23.1* Consent of Independent Registered Public Accounting Firm.

31. Rule 13a-14(a)/15(d)-14(a) Certifications

31.1* Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32. Section 1350 Certifications

32.1* Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith

† Represents a management contract or compensatory plan

^ Portions of this Exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

Board of Directors

Austin A. Adams[1,4]
Retired Executive Vice President and
Corporate Chief Information Officer
JPMorgan Chase (Bank Holding Company)

John W. Alden[2,3]
Retired Vice Chairman
United Parcel Service, Inc.
(Express Package Carrier Company)

Steven W. Alesio
Chairman of the Board
D&B

Christopher J. Coughlin[1,3]
Executive Vice President and
Chief Financial Officer
Tyco International Ltd.
(Diversified Global Products and
Services Company)

James N. Fernandez[1,2]
Executive Vice President and
Chief Financial Officer
Tiffany & Co. (Retail Jeweler)

Jonathan J. Judge[3,4]
President and Chief Executive Officer
Paychex, Inc. (Payroll, Human Resource
and Benefits Solutions)

Sara Mathew
President & Chief Executive Officer
D&B

Victor A. Pelson[1,3]
Retired Senior Advisor
UBS Securities LLC (Investment Banking Firm)

Sandra E. Peterson[2,4]
Executive Vice President and
President, Medical Care
Bayer HealthCare, LLC
(Global Health Care Company)

Michael R. Quinlan[2,3]
Chairman Emeritus
McDonald's Corporation
(Global Food Service Retailer)

Naomi O. Seligman[1,4]
Senior Partner
Ostriker von Simson, Inc.
(Consultants on Information Technology)

Michael J. Winkler[3,4]
Retired Executive Vice President,
Customer Solutions Group and
Chief Marketing Officer
Hewlett-Packard Company
(Global Technology Solutions Company)

Board Committees
Audit [1]
Board Affairs [2]
Compensation & Benefits [3]
Innovation & Technology [4]

Global Leadership Team

Stacy A. Cashman
Senior Vice President,
US Small Businesses and Sales Operations

David T. Clarke
President, Global Information Services

Patricia A. Clifford
Senior Vice President and
Chief Human Resources Officer

Emanuele A. Conti
President,
Europe, Latin America and Partnerships

John Cucci
Senior Vice President,
Global Major Customers

James H. Delaney
President,
Global Sales & Marketing Solutions

Joseph M. DiBartolomeo
Senior Vice President,
Strategic Customer Solutions

David J. Emery
President,
Asia Pacific &
International Business Development

Walter S. Hauck III
Senior Vice President,
Technology and Chief Information Officer

Jeffrey S. Hurwitz
Senior Vice President, General Counsel and
Corporate Secretary

Anastasios G. Konidaris
Senior Vice President and
Chief Financial Officer

Sara Mathew
President & Chief Executive Officer

George I. Stoeckert
President, North America and Internet Solutions

Richard H. Veldran
Senior Vice President,
Global Reengineering and
Chief Strategy Officer

Byron C. Vielehr
President, Global Risk & Analytics

Corporate Office
103 JFK Parkway
Short Hills, NJ 07078-2708
Telephone: 973.921.5500
www.dnb.com

Transfer Agent, Registrar
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252
Telephone: 866.283.6792 (U.S. and Canada)
Telephone: 201.680.6578 (International)
Hearing Impaired: 800.231.5469
www.bnymellon.com/shareowner/isd

Independent Auditors
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Common Stock Information
The Company's common stock (symbol DNB) is listed on the New York Stock Exchange.

Form 10-K and CEO/CFO Certifications
Upon written request, we will provide, without charge, a copy of our Form 10-K for the fiscal year ended December 31, 2009. Requests should be directed to:

D&B
Investor Relations
103 JFK Parkway
Short Hills, NJ 07078-2708

Our Form 10-K is also available on our website at www.dnb.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Annual Meeting of Shareholders
Our Annual Meeting will be held Tuesday, May 4, 2010, at 8:00 am, Eastern Time at The Hilton Short Hills, 41 JFK Parkway, Short Hills, NJ. Detailed information about the meeting is contained in our Notice of 2010 Annual Meeting of Shareholders and Proxy Statement.



Decide with Confidence

D&B
103 JFK Parkway
Short Hills, NJ 07078-2708
Telephone: 973.921.5500
www.dnb.com


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fibre
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© 1996 Forest Stewardship Council